Form 20-F
period 2023-03-31
ALE Group Holding Ltd
filed 2023-08-04
CIK 1806905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38773

ALE Group Holding Limited

(Exact name of Registrant as Specified in its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

Unit 1005, 10/F, Tower A, New Mandarin Plaza

14 Science Museum Road

Tsim Sha Tsui, Hong Kong 00000

(Address of Principal Executive Offices)

Tak Ching (Anthony) Poon

Unit 1005, 10/F, Tower A, New Mandarin Plaza

14 Science Museum Road

Tsim Sha Tsui, Hong Kong 00000

(+852) 3620 2688

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

 None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, par value US$0.00052083 per share

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2023 was: 19,200,000 ordinary shares, par value $0.00052083 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

ALE GROUP HOLDING LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

INTRODUCTORY NOTES

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“ALECS” are to ALE Corporate Services Ltd., a Hong Kong Company incorporated on June 30, 2014 and a wholly-owned subsidiary of BVI Sub;

●	“Amended and Restated Charter” are to the current governing amended and restated memorandum of and articles of association of ALE;

●	“BVI” are to the “British Virgin Islands”;

●	“BVI Act” are to the BVI Business Companies Act (as amended);

●	“BVI Sub” are to ALE (BVI) Limited, a British Virgin Islands company incorporated on February 20, 2020 and a wholly-owned subsidiary of the Company;

●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States; and

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” or “mainland Chinese” are to the mainland China of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“shares” or “Ordinary Shares” are to the ordinary shares of ALE Group Holding Limited, par value $0.00052083 per share.

●	“we”, “us”, the “Company” or “ALE” in this annual report are to ALE Group Holding Limited, a British Virgin Islands company incorporated on January 22, 2020;

We do not have any material operation of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary ALECS, using Hong Kong dollars, the currency of Hong Kong. ALECS’s reporting currency is Hong Kong dollars. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD 7.8499 as of and for the year ended March 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD 7.8325 as of and for the year ended March 31, 2022 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2022. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD 7.7746 as of and for the year ended March 31, 2021 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry and market performance;

●	impact of COVID-19 pandemic on our business, results of operations, financial condition and cash flows; and

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company incorporated in the British Virgin Islands, or BVI. As a holding company with no material operations, our operations were conducted by our subsidiary, ALE Corporate Services Ltd., or “ALECS”, in Hong Kong. This is an offering of the Ordinary Shares of ALE Group Holding Limited, the holding company incorporated in the BVI, instead of shares of our operating entity in Hong Kong, ALECS. You may never directly hold any equity interest in our operating entity.

ALECS faces various legal and operational risks and uncertainties relating to its operations in Hong Kong. Although we have three clients who are mainland Chinese individuals, our current corporate structure does not contain any variable interest entity (the “VIE”) in mainland China and neither we nor ALECS has intention establishing any VIEs in mainland China in the future. If in the future there is any significant change to the current political arrangements between mainland China and Hong Kong and mainland China’s expanded authority in Hong Kong result in the PRC regulatory authorities disallowing our current corporate structure, or if in the future our structure were to contain a VIE and the mainland PRC regulatory authorities expand to Hong Kong and disallow the VIE structure, it would likely result in a material adverse change in our operations, and the value of our securities may decline significantly in value or become worthless. All of our operations are conducted by ALECS in Hong Kong. Although currently we do not have any business operations in mainland China nor do we have any VIE structure and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to VIE, data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as ALE or ALECS given our substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. The Chinese government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. As of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Han Kun Law Offices, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, ALE and ALECS currently are not required to obtain approvals from Chinese authorities to operate our business or list on the U.S. exchanges and offer securities; specifically, ALECS is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to ALECS in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or be worthless.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ALECS’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.  See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong and Having Clients from mainland China”.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Both our former auditor, Friedman LLP (“Friedman”), and our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), have been inspected by the PCAOB on a regular basis and neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our current auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Our Ordinary Shares — Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.”

As a holding company, we may rely on receipt of funds from our Hong Kong subsidiary, ALECS by way of dividends payments for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on ALECS’ ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to us and adversely affect our business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, we have only distributed dividends to our shareholders on April 1, 2020, for a total amount of HKD 3,045,558 (US$391,732), and on May 17, 2019, for a total amount of HKD 1,700,000 (US$219,318).   In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to the ALECS to fund its operations. For more information, please see “Risk Factors — Risks Related to Doing Business in Hong Kong and Having Clients in mainland China” starting on page 27 of this annual report.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors __Implications of Our Being an Emerging Growth Company” on page 26 of this annual report.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice or services, in which case our revenues and profitability could decline. See more detailed discussion of this risk factor on page 8 of this annual report.

●	If we do not effectively manage the utilization of our professionals or billable rates, our financial results could decline. See more detailed discussion of this risk factor on page 9 of this annual report.

●	Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 10 of this annual report.

●	Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders. See more detailed discussion of this risk factor on page 13 of this annual report.

●	If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected. See more detailed discussion of this risk factor on page 16 of this annual report.

●	We may face competition from parties who sell us their businesses and from professionals who cease working for us. See more detailed discussion of this risk factor on page 18 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and there can be no assurance that the PRC government will not intervene or impose restrictions on our subsidiary’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 21 of this annual report.

●	PRC laws and regulations related to our current business operations are sometimes vague and uncertain. See more detailed discussion of this risk factor on page 22 of this annual report.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share. See more detailed discussion of this risk factor on page 25 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 25 of this annual report.

Risks Related to Doing Business in Hong Kong and Having Clients from Mainland China

All of our operations are in Hong Kong, which is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in mainland China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to ALECS in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or be worthless. Therefore, we face risks and uncertainties relating to doing business in Hong Kong and having clients from China in general, including, but not limited to, the following:

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 27 of this annual report.

●	As advised by our PRC counsel, Han Kun Law Offices, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, ALECS is currently not required to obtain approvals from Chinese authorities to operate its business or to list on the U.S. exchanges and offer securities. However, there remain some uncertainties as to whether and when we will be required to obtain approvals from Chinese authorities to operate our business and list our Ordinary Shares on the U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval; See more detailed discussion of this risk factor on page 22 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 30 of this annual report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See more detailed discussion of this risk factor on page 30 of this annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See more detailed discussion of this risk factor on page 31 of this annual report.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. See more detailed discussion of this risk factor on page 31 of this annual report.

●	On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. Our auditor is headquartered in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. While our auditor is based in the U.S. and is registered with PCAOB and subject to the PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. See more detailed discussion of this risk factor on page 32 of this annual report.

●	Nasdaq may apply additional and more stringent criteria for our initial listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities. See more detailed discussion of this risk factor on page 33 of this annual report.

Risks Related to Our Business

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for a segment’s practices and our services. These include:

●	fluctuations in the U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	M&A activity;

●	frequency and complexity of significant commercial litigation;

●	overexpansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offering.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; (ix) business and asset acquisitions; (x) fluctuations in the exchange rates of various currencies against the U.S. dollar; (xi) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (xii) economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors. Certain of our practices, particularly our taxation and accounting practices, tend to experience their fluctuations subject to regulatory enforcement or tax compliance requirements. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

Our results are subject to seasonal and other similar factors. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

If we do not effectively manage the utilization of our professionals or billable rates, our financial results could decline.

Our failure to manage the utilization of our professionals, or maintain or increase the hourly rates we charge our clients for our services, could result in adverse consequences, such as non- or lower-revenue-generating professionals, increased employee turnover, fixed compensation expenses in periods of declining revenues, the inability to appropriately staff engagements (including adding or reducing staff during periods of increased or decreased demand for our services), or special charges associated with reductions in staff or operations. Reductions in workforce or increases of billable rates will not necessarily lead to savings. In such events, our financial results may decline or be adversely impacted. A number of factors affect the utilization of our professionals. Some of these factors we cannot predict with certainty, including general economic and financial market conditions; the complexity, number, type, size and timing of client engagements; the level of demand for our services; appropriate professional staffing levels, in light of changing client demands and market conditions; utilization of professionals across segments and geographic regions; and competition. In addition, our global expansion into or within locations where we are not well-known or where demand for our services is not well-developed could also contribute to low or lower utilization rates in certain locations.

The Company may enter into engagements such as fixed fee and time and materials with caps. Failure to effectively manage professional hours and other aspects of alternative fee engagements may result in the costs of providing such services exceeding the fees collected by the Company. Failure to successfully complete or reach milestones with respect to contingent fee or success fee assignments may also lead to lower revenues or the costs of providing services under those types of arrangements may exceed the fees collected by the Company.

Our business may face risks of clients’ default on payment.

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by COVID-19. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive retainers before we begin performing services. In the cases where we have received retainers, we cannot assure that the retainers will adequately cover our fees for the services we perform.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose the Company to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices or services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that the Company could experience from losing valued professionals and their industry expertise and clients.

Our reputation and brand recognition is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. Our reputation and brand is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We may be subject to lawsuits and other claims in the ordinary course of our business. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

We may not be able to grow at the historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.

We anticipate significant continuing growth in the foreseeable future. However, we cannot assure you that we will grow at the historical rate of growth. Our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein.

We operate in a heavily-regulated industry which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of Hong Kong’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how or other intellectual property rights in Hong Kong are still evolving and are uncertain, and we cannot ensure that Hong Kong courts or regulatory authorities would agree with our analysis. If we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected.

Increases in labor costs in the Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

We do not have any business insurance coverage.

Currently, while we do maintain worker’s injury insurance, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Tak Ching (Anthony) Poon, our Chief Executive Officer, is currently the beneficial owner of 8,160,000 Ordinary Shares or 42.5% of our outstanding shares, which are directly held by APTC Holdings Limited, an entity 100% owned by Mr. Poon. Mr. Poon will own approximately more than 39.9% of our Ordinary Shares following the offering. Mr. Yip Wai Man Raymond, our Chief Financial Officer and Director, is currently the beneficial owner of 3,859,200 Ordinary Shares or 20.1% of our outstanding shares, which are directly held by Wing Sang Holdings Limited, an entity 100% owned by Mr. Yip. Mr. Yip will own approximately more than 18.9% of our Ordinary Shares following the offering. As a result, Mr. Poon and Mr. Yip will be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased Ordinary Shares in our initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Our clients as well as revenues generation are mainly from Hong Kong. The epidemic has resulted in lockdown of cities, travel restrictions, and the temporary closure of stores and facilities in China during the past few months. The negative impacts of the COVID-19 outbreak on our business include:

●	The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).

●	Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

●	The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for our all line of services.

Despite the fact that the COVID-19 pandemic has created significant uncertainty in macroeconomic conditions, high liquid market and investor enthusiasm persist and there are considerable amounts of private companies or unicorns pursuing IPO route. For the year ended March 31, 2023, we have not experienced any material adverse effects due to COVID-19. During the fiscal year ended March 31, 2022, while the overall revenues of ALECS significantly increased due to an introduction of our new business line, going public consultancy services, our revenue from accounting services decreased as 25 clients no longer engaged us. Total revenue forgone related to our accounting service line was approximately HKD 0.3 million (US$37K). Our revenue from general corporate consultancy services also decreased by approximately HKD 1.9 million (US$0.2 million) as one of our clients decided to establish its in-house finance and business functions. During the fiscal year ended March 31, 2021, our revenue from corporate consultancy significantly increased except that two of our clients terminated the accounting and corporate consultancy services contract with us in April 2020 and October 2020. Total revenue forgone related to these two clients was HKD 1.75 million (approximately US$ 0.2 million). Other than this, there is no immediate and material impact to our operations.

While COVID-19 is not expected to have significant impact in our business, the prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on our industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event the health and economic environment does not improve nor there is no significant recovery in the regions where we serve our clients or operate, our business, results of operations and financial condition could be materially and adversely affected. We will continue to closely monitor the effects of the pandemic impact on our business.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our company.

Our failure to recruit and retain qualified professionals could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

We deliver sophisticated professional services to our clients. Our success is dependent, in large part, on our ability to keep our supply of skills and resources in balance with client demand around the world. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have expertise, a good reputation and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining highly qualified professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work in may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

Despite fixed terms or renewal provisions, we could face retention issues during and at the end of the terms of those agreements and large compensation expenses to secure extensions. There is no assurance we will enter into new or extend employment agreements with our professionals. We monitor contract expirations carefully to commence dialogues with professionals regarding their employment in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the concentration of contract expirations in certain years, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements or difficulty in staffing engagements, if we are unable to renegotiate employment arrangements or the costs of retaining qualified professionals become too high. The implementation of new compensation arrangements may result in the concentration of potential turnover in future years.

Headcount reductions to manage costs during periods of reduced demand for our services could have negative impacts on our business over the longer term.

Our people are our primary assets and account for the majority of our expenses. During periods of reduced demand for our services, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected business segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients’ demands on a timely basis. If we are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time our professionals have to seek out and cultivate new client relationships and win new projects.

We rely heavily on our executive officers and the heads of our operating segments and industry leaders for the success of our business.

We rely heavily on our executive officers and the heads of our operating segments, regional locations and industries to manage our operations. Given the highly specialized nature of our services and the scale of our operations, our executive officers and the heads of our operating segments and industry and regional leaders must have a thorough understanding of our service offerings, as well as the skills and experience necessary to manage a large organization in diverse geographic locations. We are unable to predict with certainty the impact that leadership transitions may have on our business operations, prospects, financial results, client relationships, or employee retention or morale.

Professionals may leave our Company to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our professionals typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our professionals pursuing independent business opportunities or joining our competitors should be considered low. Although our clients generally contract for services with us as a company, and not with an individual professional, in the event that a professional leaves, such clients may decide that they prefer to continue working with a specific professional rather than with our Company. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

Our inability to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client’s business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment, including litigation and governmental investigatory matters where we act as experts. Therefore, we are subject to the risk of professional and other liabilities. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client’s engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

The Company’s own confidential and proprietary information and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors. A compromise of the security of our information technology systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

If we fail to compete effectively, we may miss new business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our consulting services is highly competitive. We do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested service(s) and the location of the client or delivery of the service(s). Our operations are highly competitive.

Our competitors include large organizations, such as the global accounting firms, global law firms and the large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; IT consulting and software companies, which offer niche services that are the same or similar to services or products offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost-service offerings.

Since our business depends in large part on professional relationships, our business has low barriers to entry for professionals electing to start their own firms or work independently. In addition, it is relatively easy for professionals to change employers.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

We may face competition from parties who sell us their businesses and from professionals who cease working for us.

We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. In connection with our acquisitions, we generally obtain non-solicitation agreements from the professionals we hire, as well as non-competition agreements from senior managers and professionals. We cannot assure that one or more of the parties from whom we acquire a business or assets, or who do not join us or leave our employment, will not compete with us or solicit our employees or clients in the future. States and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees or sellers. Therefore, certain restrictions on competition or solicitation may be unenforceable. In addition, we may not pursue legal remedies if we determine that preserving cooperation and a professional relationship with a former employee or his or her clients, or other concerns, outweighs the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Such persons, because they have worked for our Company or a business that we acquire, may be able to compete more effectively with us, or be more successful in soliciting our employees and clients, than unaffiliated third parties.

Our international operations involve special risks.

Our international operations involve financial and business risks that differ from or are in addition to those faced by our Hong Kong operations, including:

●	cultural and language differences;

●	limited “brand” recognition;

●	different employment laws and rules, employment or service contracts, compensation methods, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results;

●	foreign currency disruptions and currency fluctuations between the Hong Kong dollar and foreign currencies that could adversely affect financial and operating results;

●	different legal and regulatory requirements and other barriers to conducting business;

●	greater difficulties in resolving the collection of receivables when legal proceedings are necessary;

●	greater difficulties in managing our non-Hong Kong operations, including client relationships, in certain locations;

●	disparate systems, policies, procedures and processes;

●	failure to comply with the FCPA and anti-bribery laws of other jurisdictions;

●	higher operating costs;

●	longer sales and/or collections cycles;

●	potential restrictions or adverse tax consequences for the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes;

●	different or less stable political and/or economic environments;

●	conflicts between and among the Hong Kong and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; and

●	civil disturbances or other catastrophic events that reduce business activity.

If we are not able to quickly adapt to or effectively manage our operations in geographic markets outside the Hong Kong, our business prospects and results of operations could be negatively impacted.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that, in addition to relying on word-of-mouth client referral through our excellent services, developing and maintaining awareness of our brand effectively is critical to attracting new clients and retaining existing ones. This depends largely on the effectiveness of our client acquisition strategy, our marketing efforts, our cooperation with our business partners and the success of the channels we use to promote our services. If any of our current client acquisition strategies or marketing channels become less effective, more costly or no longer feasible, we may not be able to attract new clients in a cost-effective manner or convert potential clients into using our services.

It is likely that our future marketing efforts will require us to incur expenses. These efforts may not result in increased revenues in the immediate future or any increases at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring additional expenses, our results of operations and financial condition would be adversely affected, and our ability to grow our business may be impaired.

We may be required to recognize impairment charges for our long-lived assets and other intangible assets, which could materially affect our financial results.

We assess our long-lived assets and other intangible assets as and when required by US GAAP to determine whether they are impaired and, if they are, to record appropriate impairment charges. Factors we consider include significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. It is possible that we may be required to record significant impairment charges in the future. Such charges have had and could have an adverse impact on our results of operations.

We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable.

We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

The process of managing and integrating acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to properly manage and integrate acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

Acquisitions also may involve a number of special financial, business and operational risks, such as:

●	difficulties in integrating diverse corporate cultures and management styles;

●	disparate policies and practices;

●	client relationship issues;

●	decreased utilization during the integration process;

●	loss of key existing or acquired personnel;

●	increased costs to improve or coordinate managerial, operational, financial and administrative systems;

●	dilutive issuances of equity securities, including convertible debt securities, to finance acquisitions;

●	the assumption of legal liabilities;

●	future earn-out payments or other price adjustments;

●	potential future write-offs relating to the impairment of goodwill or other acquired intangible assets or the revaluation of assets;

●	difficulty or inability to collect receivables; and

●	undisclosed liabilities.

In addition to the integration challenges mentioned above, our acquisitions of non-U.S. companies offer distinct integration challenges relating to foreign laws and governmental regulations, including tax and employee benefit laws, and other factors relating to operating in countries other than the U.S., which we have addressed above in the discussion regarding the difficulties we may face operating globally.

Asset transactions may require us to seek client consents to the assignment of their engagements to us or a subsidiary. All clients may not consent to assignments. In certain cases, such as government contracts and bankruptcy engagements, the consent of clients cannot be solicited until after the acquisition has closed. Further, such engagements may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that clients of the acquired entity or local, state, federal or foreign governments will agree to novate or assign their contracts to us.

The Company may also hire groups of selected professionals from another company. In such event, there may be restrictions on the ability of the professionals who join the Company to compete and work on client engagements. In addition, the Company may enter into arrangements with the former employers of those professionals regarding limitations on their work until any time restrictions pass. In such circumstances, there is no assurance that the Company will enter into mutually agreeable arrangements with any former employer, and the utilization of such professionals may be limited, and our financial results could be negatively affected until their restrictions end. The Company could also face litigation risks from group hires.

An acquisition may not be accretive in the near term or at all.

Competitive market conditions may require us to pay a price that represents a higher multiple of revenues or profits for an acquisition. As a result of these competitive dynamics, cost of the acquisition or other factors, certain acquisitions may not be accretive to our overall financial results at the time of the acquisition or at all.

We may have a different system of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

Our governance and management policies and practices will not mirror the policies and practices of an acquired company or its parent. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of professionals who join our Company. Some professionals may choose not to join our Company or leave after joining us. Existing professionals may leave us as well. The loss of key professionals may harm our business and financial results and cause us not to realize the anticipated benefits of the acquisition.

Due to fluctuations in our stock price, acquisition candidates may be reluctant to accept our Ordinary Shares as purchase price consideration, use of our shares as purchase price consideration may be dilutive or the owners of certain companies we seek to acquire may insist on stock price guarantees.

We may structure an acquisition to pay a portion of the purchase price in shares of our Ordinary Shares. The number of shares issued as consideration is typically based on an average closing price per share of our Ordinary Shares for a number of days prior to the closing of such acquisition. Stock market volatility, generally, or stock price volatility, specifically, may result in acquisition candidates being reluctant to accept our shares as consideration. In such cases, we may have to issue more shares if stock constitutes part of the consideration, offer stock price guarantees, pay the entire purchase price in cash or negotiate an alternative price structure. The result may be an increase in the cost of an acquisition. There is no assurance that an acquisition candidate will not negotiate stock price guarantees with respect to a future acquisition, which may increase the cost of such acquisition.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the British Virgin Islands, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to the BVI Act and our Amended and Restated Charter, our board of directors may, by resolutions of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulation — Regulations related to Hong Kong Taxation.”

In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary, ALECS’ ability to transfer or distribute cash/assets to entities outside of Hong Kong, any limitation on the ability of ALECS to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations and interpretations of which may impair our ability to operate profitably.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, ALECS, being based in Hong Kong and having all of its operations to date in Hong Kong. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in mainland China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in our subsidiary in Hong Kong could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

As advised by our PRC counsel, Han Kun Law Offices, on the basis that ALE and ALECS currently do not have any business operations in mainland China, ALECS is currently not required to obtain approvals from Chinese authorities to operate its business or to list on the U.S. exchanges or offer securities. There remain some uncertainties as to whether we will be required to obtain approvals from Chinese authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We have no subsidiary, VIE structure or any direct operation in mainland China and we are not controlled by mainland Chinese companies or individuals, therefore, we believe CSRC’s approval is not required for the listing and trading of our Ordinary Shares in the U.S.

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”), for public comment.

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review, or the Revised Draft, for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

Our Hong Kong subsidiary, ALECS may collect and store certain data (including certain personal information) from our clients for the “Know Your Customers” purpose, who may be PRC individuals, but currently we do not expect the Revised Review Measures to have an impact on ALECS’ business, operations or this offering. As advised by our PRC counsel, Han Kun Law Offices, we do not believe that ALECS is deemed as the “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, which will be required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of date of this annual report, ALECS has collected and stored personal information of three mainland Chinese individual clients, far less than one million users; and (iii) as of the date of this annual report, ALECS has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe ALECS is not required to pass the cybersecurity review of the CAC, or obtain regulatory approval from Chinese authorities, including the CSRC, before our Ordinary Shares can be listed in the U.S.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. If ALECS is deemed to be an “operator of critical information infrastructure” or “data processor” controlling personal information of no less than one million users, ALECS could be subject to PRC cybersecurity review in the future. If ALECS was required to obtain approvals from the PRC authorities, or to pass cybersecurity review of CAC, in the future and was denied permission from the PRC authorities to list on U.S. exchanges, we will not be able to list our Ordinary Shares on U.S. exchange, continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, we believe ALECS is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China, and the senior managers in charge of the Company’s business operation and management are not mostly Chinese citizens or domiciled in mainland China.

As of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Han Kun Law Offices, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, we believe ALECS is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our Ordinary Shares to foreign investors.

It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ALECS’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. As of the date of this annual report, ALECS is not required to obtain any permission or approval from mainland China or Hong Kong authorities to operate our business. ALECS is not required to obtain regulatory approval for this offering of our Ordinary Shares to foreign investors from the PRC authorities, or to pass cybersecurity review of CAC. However, it is highly uncertain that whether there will be significant changes to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and that ALECS will be required to obtain such approval in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this annual report is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2023, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; and iii) a lack of independent directors and an audit committee; iv) a lack of controls around data edit rights; and v) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the ITGCs on privileged access and system changes.

We intent to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; iv) implementing appropriate backup and recovery procedures and limiting authorized people to have access to the backup media; and v) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before this offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Risks Related to Doing Business in Hong Kong and Having Clients in Mainland China

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or this offering as we do not believe that ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) ALECS operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this annual report, ALECS has collected and stored personal information of three mainland Chinese individual clients, far less than one million users; and (iv) as of the date of this annual report, ALECS has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, ALECS’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future. We have been advised by Han Kun Law Offices that based on their understanding of the current Hong Kong laws, as of the date of this annual report, ALECS is not required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. or issuing our Ordinary Shares to foreign investors, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to its regulation; and (ii) ALECS was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

We have also been advised by Han Kun Law Offices that uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Measures”) for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, we believe ALECS is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China, and the senior managers in charge of the Company’s business operation and management are not mostly Chinese citizens or domiciled in mainland China.

As of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, as advised by our PRC counsel, Han Kun Law Offices, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, we believe ALECS is currently not required to obtain any permission or approval from the PRC authorities to operate its business or to list in the U.S. or issue our Ordinary Shares to foreign investors.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to mainland China, mainland China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Risks Related to Our Ordinary Shares

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our former auditor, Friedman LLP, and our current auditor, Marcum Asia are required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Friedman and Marcum Asia are both headquartered in Manhattan, New York, and have been inspected by the PCAOB on a regular basis and neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. Currently, our current U.S. auditor is under PCAOB inspection on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“HFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. Our auditor is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On August 26, 2022, the PCAOB signed SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements governs the inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actual or anticipated fluctuations in our quarterly operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	our capability to catch up with the technology innovations in the industry;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

On April 1, 2020, the Company’s board of directors approved and declared dividend per share HKD 0.3 (US$0.041) to its shareholders, which we refer to as the 2020 Special Dividend. This amount HKD 3,045,558 (US$392,909) was paid in full to its shareholders on April 7, 2020. On May 17, 2019 the Company declared dividend per share HKD 0.17 (US$0.02) to its shareholders, which we refer to as the 2019 Special Dividend. This amount HKD 1,700,000 (US$219,318) was paid in full to its shareholders on July 9, 2019. Other than the 2019 and 2020 Special Dividend, we have not declared or paid any cash dividends on our capital shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our Amended and Restated Charter, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, the British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete this offering. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3.D. – Risk Factors – Risks Related to Our Ordinary Shares – As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.”

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions with only independent directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and will continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are denominated in United States dollars, we will need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Volatility in our Ordinary Shares price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management has broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10.E. Taxation— Passive Foreign Investment Company.”

Political risks associated with conducting business in Hong Kong.

While we operate our business globally, our operations are principally based in Hong Kong. Accordingly, our business operation and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong and, specifically, from ALECS. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of ALECS. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operations is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that begun in 2019 are ongoing protests in Hong Kong (the “Hong Kong Protests”) triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the British Virgin Islands on January 22, 2020. ALE (BVI) Limited (“BVI Sub”), our wholly owned subsidiary, was incorporated in British Virgin Islands on February 20, 2020. ALE Corporate Services Ltd., a wholly owned subsidiary of BVI Sub, was incorporated in Hong Kong on June 30, 2014. BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. We acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020

Our principal executive offices are located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong, and our telephone number is (+852) 3620 2688. We maintain a website at www.alecs.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

B. Business Overview

We are a holding company incorporated in the BVI with all of our operations conducted in Hong Kong by our wholly-owned subsidiary, ALECS. We provide accounting and corporate consultancy services to small and medium-sized businesses. Our services include financial reporting, corporate consultancy, pre-auditing and going public consultancy, corporate secretarial services, tax filing services and internal control advisory. Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and company secretarial needs of small and medium enterprises operating in Asia and the United States.

Since our inception until March 31, 2023, our revenue was mainly generated from our accountancy and corporate consultancy services provided by ALECS. We also generated revenue from taxation and company secretarial services provided by ALECS. We generated a total revenue of approximately HKD 12,532,531 (US$1,596,521), HKD 17,439,535 and HKD 12,624,891 for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. The revenues generated from accounting and corporate consultancy services were HKD 9,786,400 (US$1,246,691), HKD 14,669,200 and HKD 10,102,600 for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. The revenues generated from taxation services were HKD 1,240,000 (US$157,964), HKD 1,329,600 and HKD 1,068,463 for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. The revenues generated from company secretarial services were HKD 1,506,131 (US$191,866), HKD 1,440,735 and HKD 1,453,828 for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. We launched services through ALECS in 2014. ALECS focused on assisting small to medium-sized corporations by providing “one-stop solutions” in financial consulting, corporate services, accounting and banking advisory services. ALECS has a team of qualified and experienced professionals with solid background in banking, taxation, corporate secretarial services and pre-IPO accounting advisory for Hong Kong and U.S. capital market. ALECS assists to design different growth strategies for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. As of March 31, 2023, ALECS retained 313 client engagements, all of which are located in Hong Kong and mainland China. Our goal is to become an international consulting company with clients and offices throughout Asia and the United States.

Services Provided by ALECS

Accounting and Corporate Consultancy Services

ALECS primarily assists both multinational, publicly listed and closely-held corporate clients with their accounting requirements. These services include corporate accounting, financial reporting, consolidation, conversion of local accounting standards to U.S. GAAP or IFRS, application of complex accounting standards, compilation of financial statement disclosure footnotes and management discussion and analysis in accordance with the applicable accounting standards and regulatory authorities. ALECS also provides assistance to its clients with inquiries from the clients’ auditors and financial data schedule preparation for financial audit purposes.

ALECS’ corporate consultancy services include advising and guiding its clients with their business and financial management, business strategies, financial planning, financial reporting, business structure and internal books and records. ALECS may provide guidance to its clients on how to refine their internal accounting functions and preparing information for their financial auditing purposes.

ALECS also provides pre-auditing and going public consulting and coordination services to small to medium size enterprises which are pursuing growth and expansion through going public in the globally recognized equity markets.

ALECS’ clients subscribe to its accounting and corporate consultancy services through fixed-fee billing arrangements. ALECS’ clients pay a fixed fee over the length of the contract term, as specified in the clients’ service agreements. The length of the service periods varies with each specific client. Generally, ALECS’ service agreements are cancellable before the end of the agreement term upon advanced notice.

Internal Control Review Services

ALECS also provides internal control review and analysis to its clients listed on the Hong Kong Stock Exchange, U.S. NASDAQ or New York Stock Exchange. Generally, ALECS performs annual or interim internal control testing in accordance with U.S. Sarbanes-Oxley Act, the Listing Rules of Hong Kong Stock Exchange and any other similar laws and regulations. Upon the completion of the internal control assessment, ALECS delivers internal control review reports with recommendations to our clients.

For the internal control review engagements, ALECS generally bills its clients upon completing its client review and providing deliverables to its clients.

Taxation Services

ALECS’ taxation services are aimed at assisting its clients with their various tax filing requirements across several jurisdictions. ALECS provides tax filing services to its corporate clients who are required to file Hong Kong income tax returns with Inland Revenue Department. ALECS also provides tax filing services to its corporate clients who are required to file U.S. corporation income tax returns with the U.S. Internal Revenue Services. ALECS’ U.S. taxation services also include, but are not limited to, coordinating with the U.S. tax specialists for compiling and filing U.S. corporate income tax returns, advising on the U.S. tax laws applicable to its clients, preparing income tax calculations for clients’ foreign subsidiaries and other required income tax schedules, assisting clients to prepare internal documents for tax compliances and general reviews of U.S. corporation income tax returns.

ALECS generally receives payment from its clients for our services upon the clients’ filing of their tax return.

Corporate Secretarial Services

ALECS provides a range of various corporate secretarial services to corporate clients. The corporate secretarial services include, but not limited to, filing annual returns with the Registrar of Companies of Hong Kong or relevant foreign regulatory agencies, maintaining company registers and particulars, compiling articles of incorporation, coordinating with financial institutions to open new bank accounts, and compiling applicable regulatory documentations for establishment of new entities. ALECS also provides extended corporate secretarial supports such as responding to enquiries from the Registrar of Companies or relevant foreign regulatory agencies for one year following our predetermined company secretarial services to its clients. ALECS has obtained the relevant Hong Kong Company registry licenses from the Registrar for Trust and Company Services Providers required to provide corporate secretarial services.

ALECS generally bills its clients for our secretarial services before it provides its clients with any deliverables. ALECS also requests clients to remit payment in advance before it provides ongoing secretarial support. Payment received from clients is recognized as deferred revenue and is earned pro rata over the course of the engagement period.

In addition, ALECS also plans to partner with international media outlet to provide financial public relations services to startup companies and pre-IPO companies. ALECS’ financial PR services will include providing industry and corporate ranking analysis, arranging meetings and road shows with potential investors, and enhancing the client’s business profile.

Our Clients

ALECS’ client base includes both private and publicly-traded companies incorporated primarily in Hong Kong, U.S., China and other foreign jurisdictions. As of March 31, 2023, ALECS had 313 client engagements.

Marketing

The majority of ALECS’ new clients were generated through referrals from existing or former clients, business partners, and third parties that we work with. ALECS’ marketing effort is focused on establishing close and mutually-beneficial relationships with key partners and individuals that have clients that require “one-stop” professional services. ALECS believes that its professionalism, reputation, customer satisfaction and work product will be the greatest driver of new business.

ALECS also strives to maintain professional relationships with its former and prospective clients. ALECS’ former clients have benefited from its services and have introduced its to prospective clients. After operating for more than 5 years, ALECS compiled a database consisting of former and prospective clients, using each as a resource for business connections and social relations.

Furthermore, ALECS’ employees have been working in various industries for many years, and accumulated networks of business and social relations including personal connections, corporate associations, and governmental affiliations, which are all valuable resources through which it can potentially generate new business.

We are currently aiming to grow ALECS’ client base and expand its services in the U.S. and greater Asia. We are establishing new offices in these locations as well as looking for new and effective marketing channels for growing our business internationally.

In addition to ALECS’ marketing efforts described above, it maintains a website at www.ALECS.com.hk.

Intellectual Property

ALECS owns the domain for our website: ALECS.com.hk

Competition

We face competition from a number of PRC based consulting companies providing going public consulting services, including such as Asia Times Holdings Ltd, Greenpro Capital Corp. and Dragon Victory International Limited. We also face competition from smaller local CPA firms. However, we believe that we are able to differentiate ourselves from our competitors through our high-level services, our ability to offer a range of services to each client, and five-year track record.

Our Competitive Advantages

We believe that the following strengths enable ALECS to capture opportunities in the financial service industry in China and differentiate it from the competitors:

Experienced and Highly Qualified Team.

We built a highly-qualified professional service team with extensive experience in banking, accounting, taxation and company secretarial services. The majority of the members of our management team are Chartered Accountants with solid experience in accounting and corporate consultancy. For example, our CEO, Mr. Tak Ching (Anthony) Poon, has over 14 years of experience in banking, accounting and corporate finance. We highly value members of our qualified professional team and are constantly looking to hire new talent.

Recognition and Reputation.

Many of ALECS’ current and former clients have achieved their business objectives as a result of its services. We believe our industry reputation will be a major drive for the continued growth of us.

Cooperation and Relationships with Local Chamber of Commerce and Associations.

Over the past few years, ALECS has established strong relationships with the relevant local government associations. ALECS has intimate knowledge for how these governmental systems operate, which provides for a seamless working relationship with the relevant regulatory agencies and minimal regulatory issues during the process.

Long Term Cooperation Relationship with Third Party Professional Providers.

Over the past few years, ALECS has developed key third-party relationships with world-renown professionals in Asia and the United States, including those with deep industry experience in financial reporting, banking and financing. We believe this reflects both on ALECS’s credibility and its commitment towards providing quality services to its clients. During the six years of our operation, ALECS frequently works with Hong Kong sponsors for listing, auditors, commercial bankers and private bankers and other professionals in the corporate and finance industry on projects. Many of ALECS’s new clients were generated through referrals from these third-party professional providers that it works with. These professional recognition of ALECS’ services and referrals reflects its credibility and commitment toward providing quality services to its clients. In the event ALECS’ clients need auditing, banking or other professional services, we have a reliable pool of candidates to recommend.

Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States. Our long term relationship with third party professional providers enables our clients to gain direct access to and obtain high quality professional services from these professionals. Many of ALECS’ clients are listed on the Hong Kong Stock Exchange, U.S. NASDAQ or New York Stock Exchange, and need to comply with various requirements or standards across different jurisdictions. The long-term cooperation relationships strengthen our competitive position of providing a one-stop solution for the needs of ALECS’ clients. By working collaboratively with third party professional providers, we are able to guide and assist clients efficiently.

Employees

As of March 31, 2023, we had a total of 7 full-time employees and no part-time employee. None of our employees are subject to collective bargaining agreements governing their employment with us.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business operations in Hong Kong.

Hong Kong Regulations Relating to Consulting Services Providers

Under the recently amended Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLCTFO”), trust or company service providers (“TCSPs”) in Hong Kong need to apply for a license which is conditional on certain personnel of such companies having satisfied a “fit and proper” test. The AMLCTFO also requires TCSPs to comply with the applicable statutory customer due diligence and record-keeping requirements. TCSPs are regulated by the Registrar of Companies, through the Hong Kong Companies Registry (“the CR”), and are subject to its oversight.

A TCSP is defined in the AMLCTFO to be a corporation which carries on a business providing trust or company services. Trust service as defined encompasses the provision in Hong Kong, by way of business, of the service of acting, or arranging for another person to act (i) as a trustee of an express trust or a similar legal arrangement; or (ii) as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market. On the other hand, company service encompasses the provision in Hong Kong, by way of business, of the service of (i) forming corporations or other legal persons; (ii) acting or arranging for another person to act as a director or a secretary of a corporation, as a partner of a partnership, or in a similar position in relation to other legal persons; and/or (iii) providing a registered office, business address, correspondence or administrative address for a corporation, a partnership or any other legal person or legal arrangement.

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our wholly-owned subsidiary, ALECS, was granted a TCSP license for a period of three years starting from May 18, 2021 to May 17, 2024.

Ongoing Requirements

All licensed TCSPs are required to, on an ongoing basis, comply with its licensing conditions (if any) as well as the relevant provisions in the AMLCTFO and the guidelines issued by the CR from time to time, including those relating to customer due diligence and record keeping requirements. To this end, the senior management of licensed TCSPs are also required to appoint: (i) a director or senior manager as a compliance office (“CO”) who has overall responsibility for the establishment and maintenance of the licensee’s anti-money laundering and counter-terrorist financing systems; and (ii) a senior member of the licensee’s staff as the money laundering reporting officer (“MLRO”) who is the central reference point for reporting suspicious transactions.

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Mr. Yip Wai Man Raymond has been appointed as both the CO and MLRO of ALECS.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD 100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this annual report, the Company believes it has made all contributions required of ALECS under the MPFSO.

Regulations related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD 5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong), or the UNSO, and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People's Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)

The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong), or the WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Guidelines issued by the CR

The CR published the Guideline on Licensing of Trust or Company Service Providers to provide information on the licensing requirements and the Guideline on Compliance of Anti-Money Laundering and Counter-Terrorist Financing Requirements for Trust or Company Service Providers, or the AML & CTF Guideline, as amended from time to time to provide guidance on the ongoing obligations of TCSP licensees. TCSP licensees are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the AML & CTF Guideline issued by the CR. The AML & CTF Guideline sets out the anti-money laundering and counter-terrorist financing statutory and regulatory requirements, and the anti-money laundering and counter-terrorist financing standards which TCSP licensees should meet in order to comply with the statutory requirements under the AMLO. The AML & CTF Guideline provides practical guidance to TCSP licensees and their senior management in devising and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. TCSP licensees are required to ensure that proper safeguards exist to prevent contravention of specified provisions in the AML & CTF Guideline and mitigate money laundering and terrorist financing risks. Pursuant to the AML& CTF Guideline, TCSP licensees should, among other things, assess the risks of any new products, new business practices, and use of new or developing technologies before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report and after giving effect to the Company’s proposed initial public offering:

APTC Holdings Limited (BVI)
42.5%/39.9%
Wing Sang Holdings Limited (BVI)
20.1%/18.9%
Market TycoonInvestments Limited (BVI)
5.6%/5.3%
Golden Base Ventures Limited (BVI)
5.6%/5.3%
Value Classic Global Limited (BVI)
5.6%/5.3%
Top Virtue International Limited (BVI)
5.6%/5.3%
Other Pre-IPO Shareholders
15.0%/14.1%
IPO Investors
0%/6.1%
100%
ALE Group Holding Limited (BVI)
100%
ALE (BVI) Limited (BVI)
100%
ALE Corporate Services Limited (Hong Kong)

All subsidiaries are 100% wholly owned by the parent unless otherwise indicated by the percentage in parenthesis.

D. Property, plants and equipment

Description of Property

Our principal executive office is located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong. ALECS leased an aggregate of 977 square meters of property from an unrelated third party pursuant to the terms of a lease agreement. The duration of the current lease is for two years, from March 1, 2022 until February 28, 2024.

The operating lease expenses amounted to HKD 304,824 (US$38,832), HKD 299,721 and HKD 294,807 for the years ended March 31, 2023, 2022 and 2021, respectively.

Future minimum lease payments under the lease agreement are as follows as of March 31, 2023:

Years ending March 31,	Amount (HKD)	Amount (US$)
2024	$279,422	$35,596
2025	-	-
Total future lease payments	279,422	35,596
Amount representing interest	(6,861)	(874)
Present value of future payments	$272,561	$34,722

We believe our facilities are sufficient for our business operation.

Intellectual Property

ALECS owns the domain name for our website: ALECS.com.hk

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our results of operations and financial condition should be read together with our consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 20-F. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this Form 20-F reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this Form 20-F. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

A.	Operating Results

Overview

ALE Group Holding Limited is a holding company incorporated on January 22, 2020 under the BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd, a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing accounting and corporate consulting services to small and medium-sized businesses. The Company’s headquarter is located in Hong Kong, China. The “Company” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section refers to ALE and its subsidiaries, to reflect the applicable information on a consolidated basis, unless the context otherwise indicates.

On March 10, 2020, BVI Sub and ALECS entered into a share exchange agreement by which BVI Sub acquired and secured all the issued and outstanding shares of ALECS from the shareholders of ALECS. 10,000 shares of BVI sub were issued to the ALECS shareholders. Upon completion of the exchange, ALECS was then 100% owned by BVI Sub.

On March 11, 2020, the Company and BVI Sub entered into a share exchange agreement by which the Company acquired and secured all the issued and outstanding shares of BVI Sub from the shareholders of BVI Sub. 10,000 shares of the Company were issued to the shareholders of BVI Sub. Upon completion of the exchange, BVI Sub was 100% owned by the Company, and the restructuring of the Company was then completed.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities

ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding

ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding

ALE Corporate Services Ltd (“ALECS”),	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing accounting and corporate consulting services to small and medium-sized businesses

Key Factors Affecting Our Results of Operation

The Company believes the key factors affecting its financial condition and results of operations include the following:

Economic Conditions in Mainland China and Hong Kong

The demand for accounting and corporate consultancy services is dependent upon overall economic conditions in mainland China and Hong Kong. A slowdown in the economy, such as deterioration of overall economic sentiment may decrease the willingness of corporate clients to expend their business, which in turn may decrease their need on overall corporate services and affecting our operating business performance.

Our consulting business faces strong market competition

ALECS is currently facing intense market competition. Some of its current or potential competitors have significantly more financial, technical, marketing and other resources than it does and may be able to devote greater resources to the development, promotion and support of its customer acquisition and retention channels. In light of the low barriers to entry in the financial consulting industry, it expects more players to enter this market and increase the level of competition. Its ability to differentiate its services from other competitors will have significant impact on its business growth in the future.

Changes in Mainland China and Hong Kong Regulatory Environment may impact our business and results of operations

The regulatory environment for the consulting industry in mainland China and corporate services in Hong Kong from time to time is evolving in order to govern the financial services sector. ALECS has been closely tracking the development and implementation of new rules and regulations likely to affect it. It will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to its growth. To the extent that ALECS may be required to adapt its operations to new laws and regulations, its operating costs may increase which will impact its profitability.

Ability to Attract and Retain Our Key Personnel

ALECS relies heavily on the expertise and leadership of its directors and officers to maintain its core competence. Under their leadership, ALECS has been able to achieve rapid expansion and significant growth since its incorporation in 2014. As its business scope increases, it expects to continue to invest significant resources in hiring and retaining a deep talent pool of financial consultancy professionals. Its ability to sustain its growth will depend on its ability to attract qualified personnel and retain its current staff.

Our business and operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus (COVID-19).

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world. Our clients as well as revenues generation are mainly from Hong Kong. The epidemic has resulted in lockdown of cities, travel restrictions, and the temporary closure of stores and facilities in China during the past few months. The negative impacts of the COVID-19 pandemic on our business include:

●	The uncertain economic conditions may refrain clients from engaging our corporate services (including accounting and consulting services or even company secretarial services).

●	Quarantines impeded our ability to contact existing and new clients. Travel restrictions limited other parties’ ability to visit and meet us in person. Although most communication could be achieved via video calls, this form of remote communication could be less effective in building trust and communicating with existing and new clients.

●	The operations of our clients have been and could continue to be negatively impacted by the epidemic, which may in turn adversely impact their business performance, and result in a decreased demand for all of our line of services.

Despite the fact that the COVID-19 pandemic has created significant uncertainty in macroeconomic conditions, high liquid market and investor enthusiasm persist and there are considerable amounts of private companies or unicorns pursuing IPO route. During the year ended March 31, 2023, we have not experienced any material adverse effects due to COVID-19. During the fiscal year ended March 31, 2022, while the overall revenues of ALECS significantly increased due to an introduction of our new business line, going public consultancy services, our revenue from accounting services decreased as 25 clients no longer engaged us. Total revenue forgone related to our accounting service line was approximately HKD 0.3 million (US$37K). Our revenue from general corporate consultancy services also decreased by approximately HKD 1.9 million (US$0.2 million) as one of our clients decided to establish its in-house finance and business functions.  During the fiscal year ended March 31, 2021, the revenue of ALECS from corporate consultancy significantly increased except that two of its clients terminated the accounting and corporate consultancy services contracts during April 2020 and October 2020. Total revenue forgone related to these two clients was HKD 1.75 million (approximately US$ 0.2 million). Other than this, there is no immediate and significant impact to the operations of ALECS.

While COVID-19 is not expected to have significant impact on the business of ALECS, the prolonged phenomenon of COVID-19 and the effects of mutations in the virus, both in terms of extent and intensity of the pandemic, together with their impact on financial services industry and the macroeconomic situations are still difficult to anticipate and may pose substantial uncertainties. In the event the health and economic environment does not improve nor there is no significant recovery in the regions where ALECS serves its clients or operates, the business, results of operations and financial condition of ALECS could be materially and adversely affected. ALECS will continue to closely monitor the effects of the pandemic impact on its business.

Increase of Authorized Shares and Forward Stock Split

On June 25, 2021, the Company effectuated a forward split of the ordinary shares of the Company at a ratio of two-for-one to increase its authorized capital shares from 48,000,000 ordinary shares with a par value of $0.001041667 per share to 96,000,000 ordinary shares with a par value of $0.00052083 per share (the “2021 Forward Split”). The Company now have 20,450,000 ordinary shares issued and outstanding as of the date hereof.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

Year ended March 31, 2023 compared to year ended March 31, 2022

Revenues

For the years ended March 31, 2023 and 2022, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS, namely, accounting and corporate consultancy services, taxation services and company secretarial services.

The following table presented ALECS’ revenues disaggregated by service lines for the years ended March 31, 2023 and 2022:

	For the years ended March 31
	2022	2023	2023	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Accounting services	$109,000	$-	$-	$(109,000)	(100.0)%
General corporate consultancy services	7,800,000	9,300,000	1,184,728	1,500,000	19.2%
Going public consultancy services	6,510,600	-	-	(6,510,600)	(100.0)%
Internal control and others	249,600	486,400	61,963	236,800	94.9%
Subtotal accounting and corporate consultancy services	14,669,200	9,786,400	1,246,691	(4,882,800)	(33.3)%
Taxation services	1,329,600	1,240,000	157,964	(89,600)	(6.7)%
Company secretarial services	1,440,735	1,506,131	191,866	65,396	4.5%
Total revenues	$17,439,535	$12,532,531	$1,596,521	$(4,907,004)	(28.1)%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2023 and 2022:

	For the years ended March 31
	2022	2023	2023	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,315,283	$2,397,398	$305,406	$82,115	3.5%
Services and deliverables transferred over time	15,124,252	10,135,133	1,291,116	(4,989,119)	(33.0)%
Total revenues	$17,439,535	$12,532,531	$1,596,521	$(4,907,004)	(28.1)%

The total number of client engagements for the year ended March 31, 2023 slightly decreased by 29 from 342 in the year ended March 31, 2022 to 313 in the year ended March 31, 2023. Total revenue amount also dropped by HKD 4,907,004 (US$625,104) from HKD 17,439,535 in the year ended March 31, 2022 to HKD 12,532,531 (US$1,596,521) in the year ended March 31, 2023. The decline was predominately driven by an absence of revenues from going public consultancy services and accounting services in the year ended March 31, 2023. Such decrease was offset by an increase in revenues from internal control services by HKD 236,800 and general corporate consultancy services by HKD 1,500,000.

Accounting and corporate consultancy services include accounting services, general corporate consultancy services, going public consultancy services, internal control services and others. Beginning in June 2021, we launched going public consultancy services to the clients plan to become public companies in the United States or other countries. Our revenues from accounting and corporate consultancy service for the year ended March 31, 2023 was HKD 9,786,400 (US$1,246,691) compared to HKD 14,669,200 for the same period in 2022 with a plunge by HKD 4,882,800 (US$622,021). Total number of client engagements dropped from 18 during the year ended March 31, 2022 to 11 during the same period in 2023.

During the year ended March 31, 2023, we did not have client engagements for accounting services. Since the second half of prior fiscal year, we started trimming down a number of low value client engagements of accounting services and some of those clients had decided to recruit in-house consulting personnel for cost reduction purpose, as uncertainties rise in the global economy.

Our corporate consultancy services for the years ended March 31, 2023 and 2022 included two distinct types of categories: general corporate consultancy services and going public consultancy services. Our revenue from general corporate consultancy services increased by HKD 1,500,000, from HKD 7,800,000 for the year ended March 31, 2022 to HKD 9,300,000 (US$1,184,728) for the same period in 2023. We had experienced a slight increase in the number of client engagements of general corporate consultancy services, from 9 for the year ended March 31, 2022 to 10 in the same period in 2023. Additionally, we increased our profit margin of general corporate consultancy services by adjusting our billing rate. Our average billing per client engagement climbed from HKD 866,667 for the year ended March 31, 2022 to HKD 930,000 for the same period in 2023. We introduced going public consultancy services in June 2021 and generated revenue and we had three client engagements in the year ended March 31, 2022. During the year ended March 31, 2023, we did not recognize any revenue for going public consultancy services as our performance obligations of going public consultancy clients have not been fully completed, as the initial public offering our going public consultancy clients are not yet completed. We also did not have any new engagements for going public during the year ended March 31, 2023. Given the tightened market liquidity, volatile stock markets, high interest rate and inflation, lower market valuation, uncertainty around the global banking crisis and geopolitical strains, many IPO candidates postponed their IPO plans in an anticipation of favorable market conditions. We continue to promote our going public consultancy services to the potential clients.

The revenue of taxation services decreased from HKD 1,329,600 for the year ended March 31, 2022 to HKD 1,240,000 (US$157,964) for the same period in 2023. Since 2011, ALECS focused on serving high value client services (which requested a robust tax planning together with tax filing with Hong Kong Inland Revenue Department) and trimming down the low value ones (which required the simple straight forward tax filing). As a result, even though the total number of client engagements has decreased by 4 (from 8 to 4), the average revenue per client engagement has increased significantly by roughly 87% (from HKD 166,200 to HKD 310,000) through adjusting upward the average fee upon the renewal of the contracts with existing clients or acceptance of new clients to enhance the overall margin.

Our revenue from providing company secretarial services rose by 4.5% from HKD 1,440,735 for the year ended March 31, 2022 to HKD 1,506,131 (US$191,866) for the same period in 2023. While the number of engagement clients of company secretarial services for the year ended March 31, 2023 fell by 18 from 316 in 2022 to 298 in 2023, our average billing rate increased by approximately 11%, from HKD 4,559 for the year ended March 31, 2022 to HKD 5,054 in the same period in 2023. Accordingly, we recognized a higher company secretarial revenue in the year ended March 31, 2023 compared to the same period in 2022.

Operating Expenses

The Company’s total operating expenses rose by HKD 298,717 from HKD 5,581,628 in the year ended March 31, 2022 to HKD 5,880,345 (US$749,100) in the year ended March 31, 2023, driven by a raise in direct cost of revenue by HKD 84,398, a spike in selling expense by HKD 232,593, and a slight increase in provision for doubtful accounts by HKD 14,532, offset by a fall in general and administrative expenses by HKD 32,806.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fees. For the year ended March 31, 2023, direct cost of revenues was HKD 3,063,399 (US$390,247), increased by HKD 84,398 or 2.83% from HKD 2,979,001 in the same period in 2022. Compared to the same period in 2022, we incurred a higher direct cost of revenue in the year ended March 31, 2023, as we offered a pay raise to our employees in January 2023.

Selling and marketing expenses

The following table set forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2022	2023	2023	Change	Change
	HKD	HKD	US$	HKD	(%)
Selling and marketing expenses
Advertising	$-	$19,125	$2,436	$19,125	100.0%
Entertainment	216,254	429,722	54,742	213,468	98.7%
Total selling and marketing expenses	$216,254	$448,847	$57,178	$232,593	107.6%

Advertising

Advertising expenses for the years ended March 31, 2023 and 2022 were HKD 19,125 (US$2,436) and nil, respectively. During the year ended March 31, 2023, we engaged a third party to promote and market our business.

Entertainment

Entertainment expense was comprised of meal, entertainment and meeting with the current or potential clients incurred by the directors and executives of ALECS during their business travels in order to further promote and market its business. Entertainment expense increased by HKD 213,468, or 98.7%, from HKD 216,254 for the year ended March 31, 2022 to HKD 429,722 (US$54,742) for the same period in 2023, as ALECS incurred more face-to-face meetings with its current and potential clients after the COVID-19 pandemic restrictions had been relaxed.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, depreciation, government agency fees, insurance, legal and professional fees, office expenses, rental expense, utilities, maintenance and government rates, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended March 31
	2022	2023	2023	Change	Change
	HKD	HKD	US$	HKD	(%)
Business travel and accommodation	$4,324	$32,184	$4,100	$27,860	644.3%
Depreciation	1,501	1,387	177	(114)	(7.6)%
Government agency fees	14,307	4,184	533	(10,123)	(70.8)%
Insurance	37,540	45,134	5,750	7,594	20.2%
Legal and professional fees	1,092,212	1,014,010	129,175	(78,202)	(7.2)%
Office expenses	173,994	178,028	22,681	4,034	2.3%
Office rental	299,721	304,824	38,832	5,103	1.7%
Utilities, maintenance and government rates	64,804	70,157	8,937	5,353	8.3%
Salaries and employee benefits	425,571	437,628	55,749	12,057	2.8%
Others	20,203	13,835	1,762	(6,368)	(31.5)%
Total	$2,134,177	$2,101,371	$267,696	$(32,806)	(1.5)%

General and administrative expenses decreased by HKD 32,806 or 1.5% from HKD 2,134,177 for the year ended March 31, 2022 to HKD 2,101,371 (US$267,696) in the same period in 2023, predominantly driven by a reduction in legal and professional fees by HKD 78,202, government agency fees by HKD 10,123, others by HKD 6,368, and depreciation by HKD 114. The overall decrease was offset by an increment in business travel and accommodation by HKD 27,860, salaries and employee benefits by HKD 12,057, utilities, maintenance and rates by HKD 5,353, insurance by HKD 7,594, office expense by HKD 4,034 and office rental by HKD 5,103.

Business travel and accommodation

Business travel and accommodation expense primarily consisted of local and overseas business travel, gasoline expense, local transportation and hotel accommodation incurred by the directors and executives of ALECS for local or overseas trade conferences and meetings with current and potential clients as well as by ALECS’ employees who provide professional services to its current clients.

Business travel and accommodation expense was HKD 32,184 (US$4,100) in the year ended March 31, 2023, compared to HKD 4,324 in the same period in 2022 with a surge by HKD 27,860, or 644.3%. During the year ended March 31, 2023, our executives incurred more local travel and travel to the US to promote our business after the COVID-19 policy restriction had been relaxed.

Depreciation

ALECS incurred depreciation expense for its leasehold improvements, furniture and equipment and computer software. Depreciation expense slightly fell by HKD 114 or 7.6%, from HKD 1,501 in the year ended March 31, 2022 to HKD 1,387 (US$177) in the same period in 2023. While we had purchased a new computer equipment in September 2022, depreciation expense incurred in the year ended March 31, 2023 was comparatively lower because our old computer equipment was fully depreciated in November 2021 whereas the depreciation for the new equipment did not start until September 2022.

Government agency fees

Government agency fees included, but were not limited to, business registration, registration fee to Internal Revenue Department, fees related to company registry, government rates on properties rental, stamp duties, company search, motor vehicle license fee, registration and renewal.

Government agency fees decreased by HKD 10,123, or 70.8%, from HKD 14,307 in the year ended March 31, 2022 to HKD 4,184 (US$533) in the same period in 2023. We conducted a lower volume of company searches for offshore entities during the year ended March 31, 2023 compared to the same period in 2022.

Insurance

Insurance cost included the medical insurance and employee compensation insurance premiums ALECS paid for its employees.

Insurance cost increased by HKD 7,594, or 20.2%, from HKD 37,540 in the year ended March 31, 2022 to HKD 45,134 (US$5,750) in the year ended March 31, 2023. ALECS switched insurance provider in April 2022 which offered a higher medical coverage and charged us a higher premium.

Legal and professional fee

Legal professional fees included service fees paid to attorneys, solicitors, auditors and any other third-party service providers such as business registration services. The Company incurred legal and professional fees in the amount of HKD 1,014,010 (US$129,175) in the year ended March 31, 2023 compared to HKD 1,092,212 in the same period in 2022 with a reduction by HKD 78,202, or 7.2%. We incurred lower legal and professional fees in the year ended March 31, 2023 compared to that in the same period in 2022, as we incurred an income tax consultancy in prior year which did not exist in the same period in 2023.

Office expenses

Office expenses included, but were not limited to, office supplies, software license services, telephone system and internet, postage and courier, printing and stationery, repair and maintenance and subscription fees.

Compared to the same period in 2022, ALECS’ office expenses for the year ended March 31, 2023 slightly rose by HKD 4,034 or 2.3%, from HKD 173,994 for the year ended March 31, 2022 to HKD 178,028 (US$22,681), as we incurred a higher amount of postage and courier in the late fiscal year 2023.

Office rental

Office rental represented rent paid for ALECS’ office facility in Hong Kong. Office facility rent slightly increased by HKD 5,103, or 1.7%, from HKD 299,721 in the year ended March 31, 2022 to HKD 304,824 (US$38,832) in the same period in 2023. Beginning in March 2022, ALECS' lessor increased our monthly rental from HKD 24,620 to HKD 25,402.

Utilities, maintenance and rates

Utilities, maintenance and rates represented electricity, building management fees and property tax ALECS paid for its office facility in Hong Kong. The utilities, maintenance and rates increased by HKD 5,353, or 8.3%, from HKD 64,804 in the year ended March 31, 2022 to HKD 70,157 (US$8,937) in the same period in 2023. We incurred a higher electricity bill in the year ended March 31, 2023 due to an increase in the unit charge by the utility company.

Salaries and employee benefits

Salaries and employee benefits included director’s remuneration, staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fees. ALECS’ salaries and employee benefits increased by HKD 12,057, or 2.8%, from HKD 425,571 in the year ended March 31, 2022 to HKD 437,628 (US$55,749) in the same period in 2023. Compared to the same period in 2022, the salaries and employee benefits were higher in the year ended March 31, 2023 as we offered a pay raise to our employees in January 2023.

Others

Other expenses included bank charges, recruitment expense, subscription fee, and sundry expenses. For the year ended March 31 2023, ALECS incurred other expenses in an amount of HKD 13,835 (US$1,762) which consisted of bank charges, HKD 8,141 (US$1,037), subscription fee, HKD 5,300 (US$675) and sundry expenses, HKD 394 (US$50). For the year ended March 31, 2022, ALECS incurred other expenses in an amount of HKD 20,203 which consisted of bank charges, HKD 8,406, recruitment expense, HKD 3,807, subscription fee, HKD 4,490, and sundry expense, HKD 3,500.

Provision for doubtful accounts

ALECS establishes a provision for doubtful accounts when there is objective evidence that ALECS may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends, its relationship with the clients and economic conditions. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the provision for doubtful accounts when the accounts receivables and other receivables are deemed uncollectible. ALECS deemed accounts receivables and other receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on its historical experience, ALECS records a charge-off against the provision for doubtful accounts when the outstanding balance is over 365 days past due.

The table below sets forth the age analysis of ALECS’ gross accounts receivable at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$297,173	$1,659	$254,456	$28,481	$11,537	$390,355	$28,446	$1,012,107
2023 (HKD)	2,332,777	13,023	1,997,457	223,573	90,566	3,064,246	223,300	7,944,942
2022 (HKD)	4,677,962	244,023	1,633,595	1,670,286	1,364,557	132,597	567,701	10,290,721
Change (HKD)	$(2,345,185)	$(231,000)	$363,862	$(1,446,713)	$(1,273,991)	$2,931,649	$(344,401)	$(2,345,779)

The table below sets forth the subsequent settlements up to mid-June 2023 related to ALECS’ accounts receivable as of March 31, 2023:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$42,188	$543	$26	$17,835	$-	$384,746	$1,584	$446,922
2023 (HKD)	331,171	4,265	200	140,000	-	3,020,219	12,438	3,508,293
2022 (HKD)	368,362	237,328	665,177	1,393,390	1,050,000	9,800	480,000	4,204,057
Change (HKD)	$(37,191)	$(233,063)	$(664,977)	$(1,253,390)	$(1,050,000)	$3,010,419	$(467,562)	$(695,764)

The table below sets forth the accounts receivable balance net of subsequent settlements:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$254,985	$1,116	$254,430	$10,646	$11,537	$5,609	$26,862	$565,185
2023 (HKD)	2,001,606	8,758	1,997,257	83,573	90,566	44,027	210,862	4,436,649
2022 (HKD)	4,309,600	6,695	968,418	276,896	314,557	122,797	87,701	6,086,664
Change (HKD)	$(2,307,994)	$2,063	$1,028,839	$(193,323)	$(223,991)	$(78,770)	$123,161	$(1,650,015)

The table below sets forth the percentage of provision for doubtful accounts for each aging group of the ALECS’ accounts receivable at the end of each period:

Year Ended	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days
March 31%		%	%	%	%	%	%
2023	0	0	0	5	20	20	100
2022	0	0	0	5	20	20	100

The table below sets forth the provision of doubtful accounts for each aging group of ALECS’ accounts receivable at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023(USD)	$-	$-	$-	$532	$2,307	$1,122	$26,862	$30,823
2023 (HKD)	-	-	-	4,179	18,113	8,805	210,862	241,959
2022 (HKD)	-	-	-	13,845	62,911	24,559	87,701	189,016
Change (HKD)	$-	$-	$-	$(9,666)	$(44,798)	$(15,754)	$123,161	$52,943

ALECS’ gross accounts receivable as of March 31, 2023 and 2022 were HKD 7,944,942 (US$1,012,107) and HKD 10,290,721, respectively. ALECS’ provision for doubtful accounts against its gross accounts receivable as of March 31, 2023 and 2022 were HKD 241,959 (US$30,823) and HKD 189,016, respectively.

Similar to the prior year, ALECS considered the customer settlements received for its accounts receivables in the subsequent period following the fiscal year ended March 31, 2023 until the end of June 2023 when it estimated its provision for doubtful accounts as of March 31, 2023.

	As of March 31,
	2022	2023
	HKD	HKD	US$
Beginning balance	$452,726	$189,016	$24,079
Addition	197,359	142,194	18,114
Charge-off	(461,069)	(89,251)	(11,370)
Ending balance	$189,016	$241,959	$30,823

During the year ended March 31, 2023, ALECS experienced a net change in its provision for doubtful accounts for its gross receivables in an amount of HKD 52,943 (US$6,744). This net change included a recognition of provision for doubtful accounts, HKD 142,194 (US$18,114) on its consolidated statements of income, offset by a charge-off of HKD 89,251(US$11,370). During the year ended March 31, 2022, ALECS experienced a net change in its provision for doubtful accounts for its gross receivables in an amount of HKD (263,710). This net change included a recognition of provision for doubtful accounts, HKD 197,359 on its consolidated statements of income, offset by a charge-off of HKD 461,049.

ALECS incurred a lower gross accounts receivable balance as of March 31, 2023 compared to that as of March 31, 2022. The decrease of ALECS’ gross accounts receivable balance by HKD 2,345,779 was primarily due to a lower outstanding balance of our general corporate consultancy billings as a result of our effort to collect from our clients.

The amount of provision for doubtful accounts related to accounts receivable recorded on its consolidated statements of income during the year ended March 31, 2023 fell by HKD 55,165, from HKD 197,359 in the same period of 2022 to HKD 142,194 (US$18,114) in current year. Approximately HKD 4,343,257 (US$553,288) or 55% of its gross accounts receivable as of March 31, 2023 was less than 91 days past due. No provision for doubtful accounts was applied against its accounts receivable balance under this aging group (less than 91 days past due) based on its current accounting policy. Further, out of the total customer settlements received, HKD 3,508,293 (US$446,922), in the subsequent period following the fiscal year ended March 31, 2023 till the end of June 2023, approximately HKD 3,172,657 (US$404,165) or 90% pertained to the accounts receivable over 91 days past due. As a result, as of March 31, 2023, its accounts receivable net of subsequent settlements that was subject to the computation of the provision for doubtful accounts was HKD 429,028 (US$54,654), in a contrary to HKD 801,951 as of March 31, 2022. Accordingly, the provision for doubtful accounts for its accounts receivable recorded on its consolidated statements of income for the year ended March 31, 2023 was comparatively lower.

The table below sets forth the age analysis of ALECS’ gross other receivables at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$2,430	$107	$132	$2,961	$19,992	$11,607	$20,356	$57,585
2023 (HKD)	19,076	841	1,035	23,247	156,937	91,110	159,794	452,040
2022 (HKD)	28,543	5,138	2,642	62,294	53,005	70,139	53,365	275,126
Change (HKD)	$(9,467)	$(4,297)	$(1,607)	$(39,047)	$103,932	$20,971	$106,429	$176,914

The table below sets forth the subsequent settlements    up to mid-June 2023 related to ALECS’ gross other receivables as of March 31, 2023:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$368	$13	$-	$-	$-	$1,982	$7,075	$9,438
2023 (HKD)	2,885	105	-	-	-	15,557	55,539	74,086
2022 (HKD)	14,162	4,580	2,142	1,240	-	249	-	22,373
Change (HKD)	$(11,277)	$(4,475)	$(2,142)	$(1,240)	$-	$15,308	$55,539	$51,713

The table below sets forth the gross other receivables balance net of subsequent settlements:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$2,062	$94	$132	$2,961	$19,992	$9,625	$13,281	$48,147
2023 (HKD)	16,191	736	1,035	23,247	156,937	75,553	104,255	377,954
2022 (HKD)	14,381	558	500	61,054	53,005	69,890	53,365	252,753
Change (HKD)	$1,810	$178	$535	$(37,807)	$103,932	$5,663	$50,890	$125,201

The table below sets forth the percentage of provision for doubtful accounts for each aging group of ALECS’ other receivables at the end of each period:

Year Ended	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days
March 31%		%	%	%	%	%	%
2023	-	-	-	5	20	20	100
2022	-	-	-	5	20	20	100

The table below sets forth the provision of doubtful accounts for each aging group of ALECS’ other receivables at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2023 (USD)	$-	$-	$-	$148	$3,999	$1,925	$13,281	$19,353
2023 (HKD)	-	-	-	1,162	31,388	15,111	104,255	151,916
2022 (HKD)	-	-	-	3,053	10,601	13,978	53,365	80,997
Change (HKD)	$-	$-	$-	$(1,891)	$20,787	$1,133	$50,890	$70,919

ALECS’ other receivables is pertinent to the out-of-pocket expenses such as business registration fees or annual return filing fees to be collected from its customers. As of March 31, 2023 and 2022, the gross amounts of other receivables balances of ALECS were HKD 452,040 (US$57,585) and HKD 275,126, respectively. ALECS recognized provision for doubtful accounts against its gross other receivables in an amount of HKD 151,916 (US$19,353) and HKD 80,997 as of March 31, 2023 and 2022, respectively.

Similar to the prior year, ALECS considered the customer settlements received for its other receivables in the subsequent period following the fiscal year ended March 31, 2023 until the end of June 2023 when it estimated its provision for doubtful accounts as of March 31, 2023.

During the year ended March 31, 2023, ALECS experienced a net change in its provision for doubtful accounts for its other receivables in an amount of HKD 70,919 (US$9,034). This net change included a recognition of provision for doubtful accounts, HKD 124,534 (US$15,864) on its consolidated statements of income, offset by a charge-off of HKD 53,615 (US$6,830). During the year ended March 31, 2022, ALECS accrued an addition of provision for doubtful accounts for its other receivables in an amount of HKD 54,837 on its consolidated statements of income while recorded a written-off HKD 43,211 which was deducted from the related provision for doubtful accounts and gross other receivables.

Compared to the prior year, ALECS’ gross other receivables and provision of doubtful accounts against its gross other receivables as of March 31, 2023 increased by HKD 176,914 and HKD 70,919, respectively. Additionally, ALECS recognized a higher amount of provision for doubtful accounts on its consolidated statements of income in current year, from HKD 54,837 in the year ended March 31, 2022 to HKD 124,534 (US$15,864) in the same period in 2023.

Although the total number of company secretarial client engagements slightly decreased in current year, the number of client engagements related to offshore incorporation and renewal for business registration was higher in current year. The corresponding incorporation or business license fees for this type of client engagements is comparatively higher. As a result, we posted a higher ending balance of other receivables as well as the pertinent provision for doubtful accounts as of March 31, 2023.

Other income

Other income was primarily comprised of the foreign currency exchange gain or loss, an interest income, gain on disposal of property and equipment and government subsidy. During the year ended March 31, 2023, we recognized interest income, HKD 75,735 (US$9,648), government subsidy, HKD 168,000 (US$21,402) and foreign currency exchange loss, HKD 6,425 (US$818). For the same period in 2022, ALECS recognized interest income, HKD 31, an indemnity settlement from an auto insurance carrier, HKD 17,883, and gain on foreign currency exchange, HKD 52,016. Our other income surged by HKD 167,380 in current year since we received a COVID-19 subsidy from the government of Hong Kong SAR for employment during June through August 2022.

Income tax expense

Income tax expense was HKD 861,845 (US$109,791) for the year ended March 31, 2023, as compared to HKD 1,711,630 for the year ended March 31, 2022. Our income tax expense dropped by HKD 849,785 or 49.6% due to a fall in our revenues during the current year as discussed aforementioned.

ALECS believes that a valuation allowance is not necessary for the deferred assets because it had generated sufficient deferred tax liabilities and there will be adequate operating income generated in future years based on the fact that ALECS generated profits historically and in the current year. It expected to continue to generate profits in future periods.

Net income

As a result of the above discussed, the Company recorded a net income of HKD 5,652,946 (US$720,129) for the year ended March 31, 2023, representing a decline of HKD 4,563,261 or 44.7% from a net income of HKD 10,216,207 for the year ended March 31, 2022. A shrinkage in its net income in the year ended March 31, 2023 was predominantly due to an absence of revenue from going public consultancy services in the fiscal year 2023 as previously discussed.

Results of Operations for the Year Ended March 31, 2022 Compared to the Year Ended March 31, 2021

Revenues

For the years ended March 31, 2022 and 2021, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS: accounting and corporate consultancy services, taxation services and company secretarial services.

The following table presented ALECS’ revenues disaggregated by service lines for the years ended March 31, 2022 and 2021:

	For the years ended March 31
	2021	2022	Change	Change
Revenues	HKD	HKD	HKD	%
Accounting services	$400,000	$109,000	$(291,000)	(72.8)%
General corporate consultancy services	9,682,600	7,800,000	(1,882,600)	(19.4)%
Going public consultancy services	-	6,510,600	6,510,600	100.0%
Internal control and others	20,000	249,600	229,600	1148.0%
Subtotal accounting and corporate consultancy services	10,102,600	14,669,200	4,566,600	45.2%
Taxation services	1,068,463	1,329,600	261,137	24.4%
Company secretarial services	1,453,828	1,440,735	(13,093)	(0.9)%
Total revenues	$12,624,891	$17,439,535	$4,814,644	38.1%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2022 and 2021:

	For the years ended March 31
	2021	2022	Change	Change
	HKD	HKD	HKD	%
Services and deliverables transferred at a point in time	$1,808,603	$2,315,283	$506,680	28.0%
Services and deliverables transferred over time	10,816,288	15,124,252	4,307,964	39.8%
Total revenues	$12,624,891	$17,439,535	$4,814,644	38.1%

While the total number of client engagements for the year ended March 31, 2022 was comparable to that for the same period in 2021 (342 in the fiscal year 2022 versus 341 in the fiscal year 2021), the total revenue amount of ALECS has grown by HKD 4,814,644 or 38.1% from HKD 12,624,891 for the year ended March 31, 2021 to HKD 17,439,535 for the same period in 2022. The surge was predominately driven by the introduction of going public consultancy services by HKD 6,510,600, a growth in internal control and other services by HKD 229,600 and taxation services by HKD 261,137. Such increase had overcome a decrease in revenue generated from accounting services, general corporate consultancy services and company secretarial services by HKD 291,000, HKD 1,882,600 and HKD 13,093 respectively.

Accounting and corporate consultancy services include accounting services, general corporate consultancy services, going public consultancy services, internal control services and others. Beginning June 2021, we launched going public consultancy services to the clients who have an intention to become public companies in the United States or other countries. This was in line with ALECS’ business strategy for expansion and capturing more market share in the current period. At the same time, another key revenue growth driver comes from an increasing demand for going public consultancy services which was driven by the blooming of the U.S. and Hong Kong capital markets since 2021. This resulted in an increasing demand for going public consultancy services. For the year ended March 31, 2022, there were 3 new clients who engaged us for the going public consultancy services which, in aggregate, contributed an additional revenue of HKD 6,510,600 with an average revenue per client engagement approximately HKD 2,170,000.

Compared to the same period in 2021, the revenue of accounting services dropped by HKD 291,000, from HKD 400,000 in the year ended March 31, 2021 to HKD 109,000 in the year ended March 31, 2022. A decrease in the revenue of accounting service was mainly due to a reduction in the number of client engagements of accounting services by 25 (from 30 to 5). Some of the clients had decided to recruit in-house consulting personnel for cost reduction purpose especially under the economic uncertainty. Meanwhile, in view of the increasing market demand, ALECS has concentrated on its new business line of the going public consultancy services and trimmed down a number of low value client engagements of accounting services. To maintain profitability for this line of service, ALECS adjusted the average fee upon the renewal of expired contracts with its existing clients or acceptance of new clients to enhance the overall margin for its accounting services. As a result, the average revenue amount per client engagement of accounting services grew by approximately 63.5% (from HKD 21,800 to HKD 13,333) during the year ended March 31, 2022 compared to the same period in 2021.

We also experienced a decrease in general corporate consultancy services revenue by HKD 1,882,600 or 19.4% from HKD 9,682,600 for the year ended March 31, 2021 to HKD 7,800,000 for the same period in 2022 although the number of client engagements of general corporate consultancy services for the year ended March 31, 2022 slightly increased by 1 (8 client engagements in the year ended March 31, 2021 compared to 9 client engagements in the year ended March 31, 2022).  One of our clients, which contributed approximately 18.4% of our total revenues in the year ended March 31, 2021, no longer engaged us for general corporate consultancy services in current year as it decided to establish its in-house finance and business functions.

Our revenue of taxation services increased from HKD 1,068,463 for the year ended March 31, 2021 to HKD 1,329,600 for the same period in 2022. The increase was mainly contributed by the change in business strategy of ALECS. ALECS focused on serving high value client services such as a package of robust tax planning and income tax preparation and filing with Hong Kong Inland Revenue Department and trimming down the basic services such as stand-alone income tax preparation and filing. As a result, even though a total number of client engagements has decreased by 25 (from 33 to 8), the average revenue per client engagement of taxation services has increased substantially by 5 times (approximately from HKD 32,378 to HKD 166,200) through adjusting upward the average fee upon the renewal of expired contracts with existing clients or acceptance of new clients to enhance the overall profit margin.

Our revenue of company secretarial services slightly decreased by HKD 13,093 or 0.9% from HKD 1,453,828 for the year ended March 31, 2021 to HKD 1,440,735 for the same period in 2022. Although the number of client engagements of company secretarial services rose by 47 engagements, from 269 for the year ended March 31, 2021 to 316 for the same period in 2022, our fee per engagement client decreased. Under the current economic uncertainty from COVID-19 impact, more corporate entities had decided to reduce their in-house administrative labor force for cost reduction purpose and prefer to outsourcing those straightforward company secretarial filings tasks. As a result, we experienced a higher demand for our company secretarial services. However, in order to maintain the competitiveness in the market, ALECS slightly offered a lower average fee upon the renewal of expired contracts with its existing clients or acceptance of new clients. Accordingly, its average revenue per client engagement of this service line fell by 15.6%, from approximately HKD 5,405 during the year ended March 31, 2021 to HKD 4,559 during the year ended March 31, 2022.

Operating Expenses

The Company’s total operating expenses surged by HKD 1,511,771 from HKD 4,069,857 in the year ended March 31, 2021 to HKD 5,581,628 in the year ended March 31, 2022, driven by an increase in direct cost of revenue by HKD 611,581, a rise in general and administrative expenses by HKD 510,360 and provision for doubtful accounts by HKD 1,017,434, offset by a decrease in selling expenses by HKD 627,604.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fees. For the year ended March 31, 2022, direct cost of revenues was HKD 2,979,001, increased by HKD 611,581 from HKD 2,367,420 in the same period in 2021. During the current year, we had recruited an IT technician and offered salary increase to our employees as we experienced a substantial growth in our earnings.

Selling and marketing expenses

The following table set forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2021	2022	Change	Change
	HKD	HKD	HKD	(%)
Selling and marketing expenses
Commission fees	$658,750	$-	$(658,750)	(100.0)%
Entertainment	185,108	216,254	31,146	16.8%
Total selling and marketing expenses	$843,858	$216,254	$(627,604)	(74.4)%

Commission fees

Commission fees represented the referral fees ALECS paid to third parties in return for recommending its services and sending clients to ALECS. Commission fees declined by HKD 658,750 or 100.0% from HKD 658,750 in the year ended March 31, 2021 to nil in the same period in 2022. We paid a business agent who referred us a client in the fiscal year 2021.

Entertainment

Entertainment expense was comprised of meal, entertainment and meeting with the current or potential clients incurred by the directors and executives of ALECS during their business travels in order to further promote and market its business. Entertainment expense increased by HKD 31,146 or 16.8% from HKD 185,108 in the year ended March 31, 2021 to HKD 216,254 in the same period in 2022 as our executives increased face-to-face meetings with the new clients it had engaged during the current fiscal year.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, depreciation, government agency fees, insurance, legal and professional fees, office expenses, rental expense, utilities, maintenance and government rates, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended March 31
	2021	2022	Change	Change
	HKD	HKD	HKD	(%)
Business travel and accommodation	$11,364	$4,324	$(7,040)	(62.0)%
Depreciation	46,402	1,501	(44,901)	(96.8)%
Government agency fees	3,410	14,307	10,897	319.6%
Insurance	34,681	37,540	2,859	8.2%
Legal and professional fees	614,616	1,092,212	477,596	77.7%
Office expenses	208,359	173,994	(34,365)	(16.5)%
Office rental	294,807	299,721	4,914	1.7%
Utilities, maintenance and government rates	50,711	64,804	14,093	27.8%
Salaries and employee benefits	338,203	425,571	87,368	25.8%
Others	21,264	20,203	(1,061)	(5.0)%
Total	$1,623,817	$2,134,177	$510,360	31.4%

General and administrative expenses rose by HKD 510,360 from HKD 1,623,817 in the year ended March 31, 2021 to HKD 2,134,177in the year ended March 31, 2022 predominantly driven by significant increase in legal and professional fees by HKD 477,596, salaries and employee benefits by HKD 87,368, utilities, maintenance and government rates by HKD 14,093, offset by a fall in depreciation by HKD 44,901 and office expenses by HKD 34,365.

Business travel and accommodation

Business travel and accommodation expense primarily consisted of local and overseas business travel, local transportation and hotel accommodation incurred by the directors and executives of ALECS for local or overseas trade conferences and meetings with current and potential clients as well as by ALECS’ employees who provide professional services to its current clients.

Business travel and accommodation expense was HKD 4,324 in the year ended March 31, 2022, compared to HKD 11,364 in the same period in 2021. ALECS incurred gasoline expenses for its automobile for the entire fiscal year ended March 31, 2021 and our staff and executives incurred local commute for the Company’s clients during the fiscal year 2021. In contrast, the Company disposed its automobile in May 2021. One of our executives incurred a lower local commute expense during the current year as we had fewer taxation clients during the current year.

Depreciation

ALECS incurred depreciation expense for its leasehold improvements, furniture and equipment, computer software and automobile obtained through a capital lease. Depreciation expense plunged by HKD 44,901 or 96.8%, from HKD 46,402 in the year ended March 31, 2021 to HKD 1,501 in the same period in 2022. The lower depreciation expense incurred in the fiscal year 2022 because its furniture and fixtures had been fully depreciated in November 2021 and the remaining categories of property and equipment had also been fully depreciated in prior year.

Government agency fees

Government agency fees included, but not limited to, business registration, registration fee to Internal Revenue Department, fees related to company registry, government rates on properties rental, stamp duties, motor vehicle license fee, registration and renewal.

Government agency fees increased by HKD 10,897 or 319.6%, from HKD 3,410 in the year ended March 31, 2021 to HKD 14,307 in the same period in 2022. ALECS incurred a higher government agency fee in 2022 as ALECS conducted more company profile search for the new clients who engaged us company secretarial services during the fiscal year 2022.

Insurance

Insurance cost included the medical insurance and employee compensation insurance premiums ALECS paid for its employees. Insurance cost increased by HKD 2,859 or 8.2%, from HKD 34,681 in the year ended March 31, 2021 to HKD 37,540 in the year ended March 31, 2022. An increase in the premium of our employees’ compensation insurance was attributable to the increase in our overall insurance expenses in the fiscal year 2022.

Legal and professional fees

Legal professional fees included service fees paid to attorney, solicitors, auditors and any other third-party service providers such as business registration. The Company incurred legal and professional fees in an amount of HKD 1,092,212 in the year ended March 31, 2022 compared to HKD 614,616 in the same period in 2021 with a spike by HKD 477,596 or 77.7%. The significant higher legal and professional fees incurred in the year ended March 31, 2022 compared to that in the same period in 2021 was chiefly driven by an additional legal and audit fees incurred for filing amendments of registration statements.

Office expenses

Office expenses included, but not limited to, office supplies, software license services, telephone system and internet, postage and courier, printing and stationery, repair and maintenance and subscription fees.

Compared to the year ended March 31, 2021, ALECS’ office expenses in the year ended March 31, 2022 dropped by HKD 34,365 or 16.5%, from HKD 208,359 in 2021 to HKD 173,994 in 2022. The Company incurred a lower email server fee and computer maintenance expense in the fiscal year 2022 compared to the prior year.

Office rental

Office rental represented rent paid for ALECS’ office facility in Hong Kong. Office facility rent increased slightly by HKD 4,914 or 1.7%, from HKD 294,807 in the year ended March 31, 2021 to HKD 299,721 in the same period in 2022. During the fiscal year 2021, we made an adjustment of a lease concession to the office rental expense of approximately HKD 4.4K. In March 2022, ALECS’ lessor increased the monthly rent payment by HKD 782, from HKD 24,620 to HKD 25,402.

Utilities, maintenance and government rates

Utilities, maintenance and government rates represented electricity, building management fees and property tax ALECS paid for its office facility in Hong Kong. The utilities, maintenance and government rates rose by HKD 14,093 or 27.8%, from HKD 50,711 in the year ended March 31, 2021 to HKD 64,804 in the same period in 2022. In prior year, ALECS also received a discounted billing for electricity usage due to COVID-19 pandemic. Such incentive was no longer offered by the utility company in the current year.

Salaries and employee benefits

Salaries and employee benefits included director’s remuneration, staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fees. ALECS’ salaries and employee benefits raised by HKD 87,368 or 25.8%, from HKD 338,203 in March 31, 2021 to HKD 425,571 in the year ended March 31, 2022. During the current year, we had recruited an IT technician and offered salary increase to our employees as we experienced a substantial growth in our earnings.

Others

Other expenses included bank charges, recruitment expense, subscription fee, and sundry expenses. For the year ended March 31, 2022, ALECS incurred other expenses in an amount of HKD 20,203 which consisted of bank charges, HKD 8,406, recruitment expense, HKD 3,807, subscription fee, HKD 4,490, and sundry expense, HKD 3,500. For the same period in 2021, it incurred HKD 21,264 which consisted of HKD 7,800, bank charges, HKD 10,669 and sundry expense, HKD 2,795.

Provision for (recovery of) doubtful accounts

ALECS establishes a provision for doubtful accounts when there is objective evidence that ALECS may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends, its relationship with the clients and economic conditions. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

Pursuant to Accounting Standards Codification 310-10-35-41, account balances are charged off against the provision for doubtful accounts when the accounts receivables and other receivables are deemed uncollectible. ALECS deemed accounts receivables and other receivables as uncollectible after all means of collection have been exhausted and the likelihood of collection is not probable. Based on its historical experience, ALECS records a charge-off against the provision for doubtful accounts when the outstanding balance is over 365 days past due.

The table below sets forth the age analysis of ALECS’ gross accounts receivable at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$4,677,962	$244,023	$1,633,595	$1,670,286	$1,364,557	$132,597	$567,701	$10,290,721
2021 (HKD)	1,040,855	8,283	3,260,743	700,327	50,798	1,301,371	463,419	6,825,796
Change (HKD)	$3,637,107	$235,740	$(1,627,148)	$969,959	$1,313,759	$(1,168,774)	$104,282	$3,464,925

The table below sets forth the subsequent settlements related to ALECS’ accounts receivable as of March 31, 2022:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$368,362	$237,328	$665,177	$1,393,390	$1,050,000	$9,800	$480,000	$4,204,057

The table below sets forth the accounts receivable balance net of subsequent settlements:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$4,309,600	$6,695	$968,418	$276,896	$314,557	$122,797	$87,701	$6,086,664

The table below sets forth the percentage of provision for doubtful accounts for each aging group of the ALECS’ accounts receivable at the end of each period:

Year Ended	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days
March 31%		%	%	%	%	%	%
2022	0	0	0	5	20	20	100
2021	0	0	0	5	20	20	100

The table below sets forth the provision of doubtful accounts for each aging group of ALECS’ accounts receivable at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$-	$-	$-	$13,845	$62,911	$24,559	$87,701	$189,016
2021 (HKD)	-	-	-	1,257	7,102	2,001	442,366	452,726
Change (HKD)	$-	$-	$-	$12,588	$55,809	$22,558	$(354,665)	$(263,710)

The gross accounts receivable as of March 31, 2022 was HKD 10,290,721 compared to HKD 6,825,796 as of March 31, 2021, increased by HKD 3,464,925. The surge in ALECS’ gross accounts receivable balance was in line with an increase in revenues for the year ended March 31, 2022, HKD 17,439,535 compared to HKD 12,624,891 for the same period in 2021. ALECS’ provision for doubtful accounts against its gross accounts receivable as of March 31, 2022 was HKD 189,016, reduced by HKD 263,710, compared to HKD 452,726 as of the same period in prior year. This reduction included an additional provision for doubtful accounts for its accounts receivable, HKD 197,359, which was also recognized on its consolidated statements of income, and an offset by a charge-off in an amount of HKD 461,069.

For the years ended March 31, 2022 and 2021, ALECS recognized an addition to (recovery of) doubtful accounts for its accounts receivable in an amount of HKD 197,359 and HKD (778,936), respectively. Similar to the prior year, ALECS considered the customer settlements received for its accounts receivables in the subsequent period (as of the date this report was filed) when it estimated its provision for doubtful accounts as of March 31, 2022. Although ALECS incurred a higher gross accounts receivable balance as of March 31, 2022 compared to that as of March 31, 2021, approximately HKD 6,555,580 or 64% of its gross accounts receivable as of March 31, 2022 were less than 91 days past due. No provision for doubtful accounts was applied against its accounts receivable balance under this aging group (less than 91 days past due) based its current accounting policy. Further, out of the total customer settlements received in the subsequent period as of the current report was filed, HKD 4,204,057, approximately HKD 2,933,190 or 70% pertained to the accounts receivable over 91 days past due. Since ALECS applied its provision for doubtful accounts against its accounts receivable net of subsequent settlements, its accounts receivable net of subsequent settlements, HKD 801,951, that was subject to the provision for doubtful accounts was significantly lower compared to its gross accounts receivable balance as of March 31, 2022. Accordingly, ALECS recognized an additional provision for doubtful accounts, HKD 197,359, for its accounts receivable on its consolidated statements of income.

In contrast, for the year ended March 31, 2021, ALECS recognized a decrease in the provision for doubtful accounts for its accounts receivable in an amount of HKD 778,936 in its consolidated income statements. It reversed HKD 19,301 from its accounts receivable that were previously written off. It had also written off the accounts receivable balance and deducted from the related provision for doubtful accounts in an amount of HKD 201,077. Such reduction was attributable to its increased effort in collection and the steady business recovery of its clients. ALECS received collections HKD 4,044,775 in the subsequent period as of the date the previous report was filed. ALECS factored the customer settlements received for its account receivables in subsequent period when it estimated its provision for doubtful accounts as of March 31, 2021. Accordingly, for the year ended March 31, 2021, ALECS recognized a decrease in the provision for doubtful accounts for its accounts receivable in an amount of HKD 778,936 on its consolidated income statements.

The table below sets forth the age analysis of ALECS’ gross other receivables at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$28,543	$5,138	$2,642	$62,294	$53,005	$70,139	$53,365	$275,126
2021 (HKD)	25,343	1,039	10,356	11,772	67,207	16,379	53,464	185,560
Change (HKD)	$3,200	$4,099	$(7,714)	$50,522	$(14,202)	$53,760	$(99)	$89,566

The table below sets forth the subsequent settlements related to ALECS’ other receivables as of March 31, 2022:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$14,162	$4,580	$2,142	$1,240	$-	$249	$-	$22,373

The table below sets forth other receivables balance net of subsequent settlements:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$14,381	$558	$500	$61,054	$53,005	$69,890	$53,365	$252,753

The table below sets forth the percentage of provision for doubtful accounts for each aging group of ALECS’ other receivables at the end of each period:

Year Ended	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days
March 31%		%	%	%	%	%	%
2022	-	-	-	5	20	20	100
2021	-	-	-	5	20	20	100

The table below sets forth the provision of doubtful accounts for each aging group of ALECS’ other receivables at the end of each period:

Year Ended March 31	0-30 days	31-60 days	61-90 days	91-182 days	183-273 days	274-365 days	>365 days	Total
2022 (HKD)	$-	$-	$-	$3,053	$10,601	$13,978	$53,365	$80,997
2021 (HKD)	-	-	-	470	12,161	3,276	53,464	69,371
Change (HKD)	$-	$-	$-	$2,583	$(1,560)	$10,702	$(99)	$11,626

ALECS recorded HKD 275,126 and HKD 185,560 other receivables pertinent to the out-of-pocket expenses such as business registration fees or annual return filing fees to be collected from its customers as of March 31, 2022 and 2021, respectively.

For the years ended March 31, 2022 and 2021, provision for doubtful accounts for other receivables was HKD 54,837 and HKD 13,698, respectively. During the year ended March 31, 2022, ALECS accrued an addition of provision for doubtful accounts for its other receivables in an amount of HKD 54,837 on its consolidated statement of income while recorded a written-off HKD 43,211 which was deducted from the related provision for doubtful accounts and gross other receivables. During the year ended March 31, 2021, ALECS accrued an addition of provision for doubtful accounts for its other receivables in an amount of HKD 13,698 while reversed HKD 37,748 from other receivables that were previously written off. Also, ALECS had written off other receivables account balance and deducted from the related provision for doubtful accounts in an amount of HKD 29,058.

Interest expense

Interest expense consisted of interest expense paid for the finance lease of ALECS. For the years ended March 31, 2022 and 2021, its interest expense was nil and HKD 66, respectively. Its finance lease was paid off in May 2021.

Other income

Other income was primarily comprised of the foreign currency exchange gain or loss, an interest income, gain on disposal of property and equipment and sundry income. During the year ended March 31, 2022, ALECS recognized interest income, HKD 31, an indemnity settlement from an auto insurance carrier, HKD 17,883, and gain on foreign currency exchange, HKD 52,016. For the same period in 2021, our other income consisted of interest income, HKD 28, gain on disposal of automobile, HKD 10,000, government subsidy for employment, HKD 318,000 and gain on foreign currency exchange, HKD 2,983.

Income tax expense

Income tax expense was HKD 1,711,630 for the year ended March 31, 2022, as compared to HKD 1,280,798 for the year ended March 31, 2021. Our income tax expense increased by HKD 430,832 or 33.6% due to the growth in our revenues during the current year as discussed aforementioned.

ALECS believes that a valuation allowance is not necessary for the deferred assets because it had generated sufficient deferred tax liabilities and there will be adequate operating income generated in future years based on the fact that ALECS generated profits historically and in the current year. It expected to continue to generate profits in future periods.

Net income

As a result of the above discussed, the Company recorded a net income of HKD 10,216,207 for the year ended March 31, 2022, representing a growth of HKD 2,611,026 or 34.3% from a net income of HKD 7,605,181 for the year ended March 31, 2021. A substantial increase in its net income in the year ended March 31, 2022 was predominantly due to an introduction of a new business line and additional revenue generated in the fiscal year 2022 as previously discussed.

B.	Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of ALECS. For the years ended March 31, 2023 and 2022, its cash and cash equivalent balance was HKD 11,472,498 (US$1,461,483) and HKD 6,128,406, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the years ended March 31
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Net cash provided by operating activities	$4,039,585	$5,871,040	$9,279,878	$1,182,165
Net cash provided by (used in) investing activities	$10,000	$-	$(11,899)	$(1,516)
Net cash used in financing activities	$(4,993,369)	$(2,078,445)	$(3,936,449)	$(501,465)

Cash provided by operating activities:

For the year ended March 31, 2023, net cash provided by operating activities, HKD 9,279,878 (US$1,182,165) was triggered by the current year’s net income HKD 6,027,651(US$767,862) as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items consisted of the depreciation of computer equipment, HKD 1,387 (US$177), amortization of right-of-use assets of our operating lease, HKD 304,824 (US$38,832), provision for doubtful accounts, HKD 266,728 (US$33,979) and deferred tax benefit, HKD 17,326 (US$2,207). Cash inflows included the change in operating activities included cash collections from accounts receivables, HKD 2,256,528 (US$287,459), an increase in accrued expenses and other payables, HKD 134,579 (US$17,144), an increase in income tax payable, HKD 827,740 (US$105,447), cash receipts from our related parties, HKD 26,012 (US$3,314), advance cash receipts from our customers, HKD 21,430 (US$2,730). Our overall operating cash inflow was offset by an increase in deposits and other receivables, HKD 211,184 (US$26,903), a prepayment for insurance premium, HKD 53,667 (US$6,837) and payments to our lessor, HKD 304,824 (US$38,832).

For the year ended March 31, 2022, net cash provided by operating activities, HKD 5,871,040, was predominantly attributable to the net income of HKD 10,216,207 as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items were composed of depreciation of property and equipment, HKD 1,501, amortization of right-of-use assets, HKD 299,721, provision for doubtful accounts, HKD 252,196 and deferred tax benefit, HKD 165,727. Cash inflows from the change in operating activities included an increase in accrued expenses and other payables, HKD 37,578 and settlements received from our related parties, HKD 5,028. Our overall net income, adjustments of non-cash items and cash inflows were offset by the following cash outflows: an increase in accounts receivable, HKD 3,925,994, an increase in other receivables, HKD 132,777, income tax payments, HKD 409,539, a decrease in deferred revenue, HKD 10,928 (US$1,395) and payment to our lessor, HKD 296,226.

For the year ended March 31, 2021, net cash provided by operating activities HKD 4,039,585 was primarily resulted from the net income of HKD 7,605,181 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, HKD 46,402, gain on disposal of property and equipment, HKD 10,000, a reversal of provision for doubtful accounts, HKD 765,238, amortization of right-of-use assets, HKD 294,807 and increase in deferred tax expense, HKD 292,603. Change in operating activities included cash outflows in increase in accounts receivable, HKD 3,759,452, increase in other receivables, HKD 3,607, increase in amount due from related parties, HKD 31,040, decrease in deferred revenue, HKD 49,248, lease payments, HKD 295,445 and payments made to the vendors, HKD 262,201. The cash outflows were offset by an increase in income tax payable, HKD 976,823.

Cash used in investing activities:

For the year ended March 31, 2023, net cash used in investing activities, HKD 11,899 (US$1,516), pertained to a purchase of a computer equipment.

For the year ended March 31, 2022, we had no cash flow from investing activities.

For the year ended March 31, 2021, net cash provided by investing activities was HKD 10,000 which pertained to the proceed from a disposal of ALECS’ automobile.

Cash used in financing activities:

For the years ended March 31, 2023 and 2022, net cash used in financing activities mainly included deferred IPO cost payments, HKD 3,936,449 (US$501,465), and HKD 2,078,445, respectively.

For the year ended March 31, 2021, net cash used in financing activities, HKD 4,993,369 consisted of repayment to a director, HKD 1,488,200, dividend payment, HKD 3,045,558, deferred IPO cost payments, HKD 445,117, and finance lease payments to the lessor of ALECS, HKD 14,494.

The following table set forth a summary of the Company’s working capital as of March 31, 2023 and 2022:

	As of March 31,
	2022	2023	2023
	HKD	HKD	US$
Current assets	$19,527,499	$26,542,968	$3,381,312
Current liabilities	1,240,110	2,212,960	281,910
Working capital	$18,287,389	$24,330,008	$3,099,402

Current assets as of March 31, 2023 was HKD 26,542,968 (US$3,381,312). Out of this balance, we had cash and cash equivalent in an amount of HKD 11,472,498 (US$1,461,483) of which approximately HKD 9,496,353 was denominated in Hong Kong Dollar and approximately HKD 1,976,122 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net HKD 7,702,983 (US$981,284), deferred IPO costs, HKD 7,001,696 (US$891,947), other receivables, net, HKD 312,124 (US$39,761) and prepaid expenses, HKD 53,667 (US$6,837).

Current assets as of March 31, 2022 was HKD 19,527,499. Out of this balance, we had cash and cash equivalents in an amount of HKD 6,128,406 of which approximately HKD 3,050,525 was denominated in Hong Kong Dollar and approximately HKD 3,077,881 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance was also comprised of the following: accounts receivable, net, HKD 10,101,705, deferred IPO costs, HKD 3,065,247, amount due from related parties, HKD 26,012, and deposits and other receivables, HKD 206,129.

Current liabilities as of March 31, 2023 was HKD 2,212,960 (US$281,910). This amount composed of accrued expenses and other payables, HKD 297,485 (US$37,897), deferred revenue, HKD 270,239 (US$34,426), income tax payable, HKD 1,372,675 (US$174,865) and the current portion of an operating lease obligation, HKD 272,561 (US$34,722)

Current liabilities as of March 31, 2022 was HKD 1,240,110. This amount encompassed accrued expenses and other payables, HKD 162,906, deferred revenue, HKD 248,809, income tax payable, HKD 544,935 and the current portion of an operating lease obligation, HKD 283,460.

ALECS believes that its current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next twelve months. However, it may need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it determines that its cash requirements exceed its amounts of cash on hand or if it decides to further optimize its capital structure, it may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Contractual Obligations

The following table summarized the contractual obligations of ALECS as of March 31, 2023:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$279,422	$-	$-	$-	$279,422
Total contractual obligations	$279,422	$-	$-	$-	$279,422

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	USD	USD	USD	USD	USD
Contractual Obligations:
Operating lease obligation	$35,596	$-	$-	$-	$35,596
Total contractual obligations	$35,596	$-	$-	$-	$35,596

The following table summarized the contractual obligations of ALECS as of March 31, 2022:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$304,824	$279,422	$-	$-	$584,246
Total contractual obligations	$304,824	$279,422	$-	$-	$584,246

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	USD	USD	USD	USD	USD
Contractual Obligations:
Operating lease obligation	$38,918	$35,675	$-	$-	$74,593
Total contractual obligations	$38,918	$35,675	$-	$-	$74,593

C.	Research and development, patents, and licenses, etc.

Not Applicable.

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Change in estimates used in these and other items could have a material impact on our financial statements.

Our critical accounting policies and practices include revenue recognition. For a detailed discussion our significant accounting policies and related judgements, please see “Note 3 — Summary of significant accounting policies” of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates on provision of doubtful accounts related to accounts receivable in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

The Company recognized revenues under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenues are recognized when promised goods or services are transferred to the customers in an amount that reflects the consideration expected in exchange for those goods or services.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company generates revenues from fees charged for the professional services (accounting and corporate consultancy, taxation and company secretary) provided to its clients.

There are three revenue streams within the Company’s operations through its wholly-owned subsidiary, ALECS: accounting and corporate consultancy services, tax services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services now include accounting services, general corporate consultancy services, going public consultancy services and internal control advisory services.

Beginning June 2021, the Company launched going public consultancy services to its clients who have an intention to become public companies in the United States and other countries.

Going public consultancy services include four performance obligations:

●	PO #1: Pre-audit services: Financial diligence review, audit fieldwork support and audit coordination, assistance in preparation of accounting memorandum and financial reporting

●	PO #2: IPO planning and entity restructuring: Assistance in coordinating multiple professional parties for short-listing of board of directors’ members, setting up company’s database and drafting registration statements

●	PO #3: Inquiries from regulatory bodies: Assistance in responding to comments and inquiries received from regulatory bodies

●	PO #4: Roadshow: Preparation of roadshow materials and coordination of investor relations

For going public consultancy services, each performance obligation is stand-alone and fees associated with each performance obligation are identified in service agreements. The Company’s going public consultancy services are determined to have multiple performance obligations. The entire transaction prices of each performance obligation of going public consultancy services are allocated based on the relative estimated stand-alone selling price. There is no variable consideration, significant financing components or non-cash consideration in the service agreements. Revenue from fulfilling the first and second performance obligations is recognized over time based on the output method, including surveys of performance completed to date or milestone reached only when the Company has an enforceable right to payment for performance completed to date. Revenue from fulfilling the third and fourth performance obligations is recognized at a point in time as the Company completes its performance obligations and has enforceable rights to payments upon the receipt of effectiveness notice from regulatory agencies and completion of listing.

The Company delivers accounting and general corporate consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and general corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The entire transaction prices of accounting and general corporate consultancy services are allocated to the single performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. Accordingly, based on the output methods, the Company recognizes revenues for the accounting and general consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and general corporate consultancy services throughout the contract terms.

The Company’s current internal control advisory services are provided once or twice a year. There is only one performance obligation of the Company’s internal control advisory services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. The Company recognizes revenues for internal control advisory services at a point in time when the services agreed-upon are delivered to the clients.

The revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

There is no contract asset that the Company has right to consideration in exchange for its accounting and corporate consultancy services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Taxation services

Its clients engage the Company for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as our clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. The revenues are recognized in the amount that reflects the consideration agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. The Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset that the Company has right to consideration in exchange for its taxation services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on a non-recurring basis.

Regarding the company’s secretarial services tendered on an annual basis, the Company concludes that the service provided each month during the annual service term (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenue for this type of company secretarial service over time.

For other agreed-upon services on a non-recurring basis, the services are separable and distinct, as our clients benefit from each stand-alone task. The revenue for non-recurring services is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria. The Company recognizes revenue for this type of company secretarial services at a point in time.

The Company’s contracts for company secretarial services provide no variable consideration, financial components or non-cash consideration. The Company requests prepayments from the majority of its clients for company secretarial services.

There is no contract asset that the Company has right to consideration in exchange for its company secretarial services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

Provision of doubtful accounts related to accounts receivable

We determine the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. We establish a provision for doubtful accounts related to accounts receivable when there is objective evidence that we may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from our management’s estimate of credit worthiness and the economic environments. Delinquent account balances are written off against the provision of doubtful accounts related to accounts receivable after management has determined that the likelihood of collection is not probable.

Provision of doubtful accounts related to accounts receivable HKD 241,959 (US$30,823) and HKD 189,016 as of March 31,2023 and 2022, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Executive Officers and Key Employees

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Tak Ching (Anthony) Poon	41	Chief Executive Officer and Chairman of the Board
Wai Man (Raymond) Yip	52	Chief Financial Officer and Director
Sze Wai Lee	54	Independent Director*
Kit Ho Chow	66	Independent Director*
Chi Wai (Jerry) Ng	41	Independent Director*

* Appointment effective upon the closing of the Company’s initial public offering

The following is a brief biography of each of our executive officers and directors:

Mr. Tak Ching (Anthony) Poon, aged 41, has over 14 years of experience in the field of banking, accounting and corporate finance, joined ALECS and served as CEO since April 2018. He was appointed as our CEO and Chairman of the Board on March 16, 2020 and will be appointed as Chairman of the Board upon closing of the offering. Mr. Poon obtained his Bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 2004, majoring in Professional Accountancy and admitted as a member of the Association of Chartered Certified Accountants. From July 2004 to July 2016, he worked in the Hong Kong and Shanghai Banking Corporation Limited under commercial banking department managing corporate relationship team in diverse industry sectors including Textile and Garment, Toys, Electronics and Printing, Property Developer / Non-bank Financial Institution and provide structured financing solution for their funding need. His last position was Senior Vice President in Large Corporates department. In July 2019, Mr. Poon has appointed as an Independent Non-Executive Director of Precious Dragon Technology Holdings Limited (HKEX 1861) being the Chairman for Audit Committee. We believe that Mr. Poon with years of experience in team building, customer relationship handling, business operations, and enterprise management, is qualified to be our Chairman of the Board.

Mr. Wai Man (Raymond) Yip, aged 52, has obtained over 18 years of experience in financial management. He was appointed as our CFO on March 16, 2020, and director since January 22, 2020. Mr. Yip joined ALECS and served as the director since January 2016. He was appointed as our CFO on March 16, 2020. Mr. Yip obtained a Bachelor of Commerce from the Memorial University of Newfoundland in May 1994 and an MBA degree from Australia Graduate School of Management. He has been admitted by the Council of The University of New South Wales and the Senate of the University of Sydney with a degree of Master of Business Administration in October 2004. Mr. Yip became a member of the Institute of Chartered Accountants in Australia in January 2001, fellow member of the Hong Kong Institute of Certified Public Accountants in July 2016 and a member of Chartered Professional Accountants of British Columbia, Canada in March 2019. Mr. Yip worked in Ernst & Young from July 1996 to September 2001. Mr. Yip was employed by Fittec Electronics Co., Ltd as a financial controller between February 2002 and December 2004. He worked for Funmobile Limited from February 2005 to September 2011 with last position of chief financial officer. Mr. Yip had been a director of GPRO Technologies Berhad (now known as G Nepture Berhad), shares of which are listed on the ACE Market (GNB (0045)), Malaysia between November 2011 and March 2014 and a director of Industronics Berhad, shares of which are listed on the Main Board of Bursa Malaysia Securities Berhad (Itronic (9393)), Malaysia between January 2013 and February 2014. Mr. Yip is also appointed as independent non-executive Director of China Aluminum Cans Holdings Limited, shares of which are listed on the mainboard of Hong Kong Stock Exchange since May 27, 2016.

Mr. Sze Wai Lee, aged 54, will be appointed as our independent director upon closing of the offering. Mr. Lee currently serves as Chairman of the Board of Director and CEO of Shanghai Yingli Investment Management Co., Ltd, a PRC registered company engaged in media business in China under the brand name “Forbes China”, since January 2018 and also currently serves as Chairman of the Board of Director of Capital Resources Investment Management Company Limited, a PRC registered company engaged commodities trading, since April 2015. He has also served as a member of the Board of Director of Forbes Global Media Holdings Company Limited for the period from May 2017 to November 2020. Mr. Lee received his Bachelor of Commence in Accounting from University of Wollongong in 1992. Mr. Lee is a member of CPA Australia and a fellow member of Hong Kong Institute of CPA.

Mr. Kit Ho Chow, aged 66, will be appointed as our independent director upon closing of the offering. He has extensive experience in banking industry for over 44 years especially in corporate banking sector. He is currently the senior vice president of Fat Capital Holdings Ltd. Mr. Chow worked for several banks including The Ka Wah Bank, Citibank, Cathay Bank (Hong Kong), DBS Bank (Hong Kong) during the period between 1977 and 2020 and his last position was vice president of O-Bank Co., Ltd. He has solid experience and capability on managing corporate and institutional clients in diverse industry sectors.

Mr. Chi Wai (Jerry) Ng, aged 41, will be appointed as our independent director upon closing of the offering. Mr. Ng has over 16 years of experience in the field of corporate finance, investment and banking. Mr. Ng obtained his double major Bachelor’s degree in Economics and Finance from the University of Hong Kong in December 2004. He was admitted as a professional member of The Hong Kong Institute of Bankers in March 2021. Mr. Ng worked in several international banks included The Hongkong and Shanghai Banking Corporation Limited and Citibank N.A., with his current position in the banking field is senior vice president in corporate banking department at Dah Sing Bank. Mr. Ng is now the Managing Director of Aspenwood Capital Limited which is principally engaged in provision of external asset management services and licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 9 (asset management) regulated activities.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B.	Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2023 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Tak Ching (Anthony) Poon CEO and Director	-	-	-	-	-	-	$76,434	$76,434

Wai Man (Raymond) Yip, CFO and Director	-	-	-	-	-	-	$76,434	$76,434

Employment Agreements

We entered into amended and restated employment agreements with our CEO and with our CFO, respectively, on August 6, 2020, with retroactive effect to March 16, 2020. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

Our amended and restated employment agreement with Tak Ching (Anthony) Poon, our CEO, provides his term of one year with an annual remuneration of HKD 600,000 (US$77,406), paid in periodic installments commencing on the closing date of the Company’s public offering of its Ordinary Shares in the U.S.

Our amended and restated employment agreement with Yip Wai Man Raymond, our CFO, provides his term of one year with an annual remuneration of HKD 600,000 (US$77,406).

C.	Board Practices

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of Company’s initial public offering: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng. Mr. Lee will be the chairman of our audit committee. We have determined that Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Lee qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee will consist of Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng upon the effectiveness of their appointments. Mr. Ng will be the chairman of our compensation committee. We have determined that Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Governance Committee

Our nominating and corporate governance committee currently consists of will consist of Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng upon the effectiveness of their appointments. Mr. Chow will be the chairperson of our nominating and corporate governance committee. Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D.	Employees

As of the date of this annual report, we employed a total of 7 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of August 4, 2023 by each director and our senior management executives. There were 20,450,000 Ordinary Shares issued and outstanding as of August 4, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

	Ordinary Shares Beneficially Owned As of August 4, 2023
	Number	Percent
Directors and Executive Officers:
Tak Ching (Anthony) Poon(1)	8,160,000	42.5%
Wai Man (Raymond) Yip(2)	3,859,200	20.1%
	-	-
All directors and executive officers as a group (2 persons)	12,019,200	62.6%
5% shareholders:
APTC Holdings Limited(1)	8,160,000	42.5%
Wing Sang Holdings Limited(2)	3,859,200	20.1%
Market Tycoon Investments Limited(3)	1,075,200	5.6%
Golden Base Ventures limited(4)	1,075,200	5.6%
Value Classic Global Limited(5)	1,075,200	5.6%
Top Virtue International Limited(6)	1,075,200	5.6%

(1)	These shares are held by APTC Holdings Limited, a British Virgin Islands company 100% owned by Mr. Poon.
(2)	These shares are held by Wing Sang Holdings Limited, a British Virgin Islands company 100% owned by Mr. Yip.
(3)	These shares are held by Market Tycoon Investments Limited, a British Virgin Islands company 100% owned by its sole director, Mr. Tak Ho Luk.
(4)	These shares are held by Golden Base Ventures limited, a British Virgin Islands company 100% owned by its sole director, Mr. Kwok Wing Hung.
(5)	These shares are held by Value Classic Global Limited, a British Virgin Islands company 100% owned by its sole director, Mr. Tai Kuen Wong.
(6)	These shares are held by Top Virtue International Limited, a British Virgin Islands company 100% owned by its sole director, Mr. Pak To Yiu.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

B.	Related Party Transactions

The Company had provided company secretarial services to ALE Office Limited, ALE Properties Limited, APTC Holdings Limited, CMB Corporate Services Limited, EC Consultancy Limited, Sieger CPA Limited, Summit Realty Company Limited, Wing Sang Holdings Limited and other related companies. Mr. Wai Man (Raymond) Yip is a director and shareholder of ALE Office Limited and Wing Sang Holdings Limited. Mr. Yip is also a shareholder of Sieger CPA Limited and a director of Summit Realty Company Limited. Mr. Tak Ching (Anthony) Poon is a sole director and shareholder of APTC Holdings Limited and CMB Corporate Services Limited. Mr. Poon is also a director and shareholder of ALE Properties Limited.

As of March 31, 2023, there was no outstanding payable or receivable balance of any related parties.

As of March 31, 2022, the amount due from ALE Properties Limited, APTC Holdings Limited, CMB Corporate Service Limited, Summit Realty Company Limited and Wing Sang Holdings Limited were HKD 7,060, HKD 8,851, HKD 750, HKD 500 and HKD 8,851, respectively. The Company collected full settlements for the balance due from these related parties on June 7, 2022.

As of March 31, 2021, the amount due from ALE Office Limited, CMB Corporate Service Limited and Sieger CPA Limited were HKD 6,910, HKD 23,630 and HKD 500, respectively. The Company collected full settlements for the balance due from CMB Corporate Services Limited and Sieger CPA Limited on June 10, 2021 whereas from ALE Office Limited on June 11, 2021.

Employment Agreements

See “Item 6.B — Compensation — Employment Agreements”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

On April 1, 2020, our board of directors approved and declared dividend per share HKD 0.3 (US$0.041) to its shareholders, which we refer to as the 2020 Special Dividend. This amount HKD 3,045,558 (US$392,909) was paid in full to its shareholders on April 7, 2020. On May 17, 2019 the Company declared dividend per share HKD 0.17 (US$0.02) to its shareholders, which we refer to as the 2019 Special Dividend. This amount HKD 1,700,000 (US$219,318) was paid in full to its shareholders on July 9, 2019. Other than the 2019 and 2020 Special Dividend, we have not declared or paid any cash dividends on our capital shares.

We do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

We have reserved to have our Ordinary Shares listed on the Nasdaq Capital Market upon our initial public offering is completed under the symbol “ALEH”.

B.	Plan of Distribution

Not Applicable.

C.	Markets

We have reserved to have our Ordinary Shares listed on the Nasdaq Capital Market upon our initial public offering is completed under the symbol “ALEH”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We were incorporated as a BVI business company under the laws of the British Virgin Islands and our affairs are governed by the provisions of our Amended and Restated Charter, as amended and restated from time to time, and the BVI Business Companies Act, 2004 (the “BVI Act”), and the applicable laws of the BVI (including applicable common law). As of the date of this annual report, our authorized share capital consisted of 96,000,000 Ordinary Shares with a par value of $0.00052083 per share.

On June 28, 2020, the shareholders and the board of the Company approved, upon the consummation of the offering, to increase the authorized shares of the Company and split then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the board of the Company further approved to effect both actions prior to the consummation of the offering as well as the Amended and Restated Charter. On July 21, 2020, Company filed Amended and Restated Charter with the Registrar to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a forward stock split of all issued and outstanding shares at a ratio of 960:1.

On June 25, 2021, we effectuated a forward split of the Ordinary Shares of the Company at a ratio of two-for-one to increase our authorized capital shares from 48,000,000 Ordinary Shares with a par value of $0.001041667 per share to 96,000,000 Ordinary Shares with a par value of $0.00052083 per share, effective immediately following the filing of the Amended and Restated Charter.

The following description our Amended and Restated Charter, as amended and restated from time to time, are summaries and do not purport to be complete.

Ordinary Shares

General

All of our issued shares are fully paid and non-assessable. Certificates evidencing the shares are issued in registered form. There are no limitations imposed by our Amended and Restated Charter on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Charter governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If  (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the Amended and Restated Charter. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Liquidation

As permitted by the BVI Act and our Amended and Restated Charter, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act (as amended).

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Charter and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time, the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under our Amended and Restated Charter, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the members present shall choose a shareholder to act to chair the meeting of the shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in present of by proxy shall preside as chairman, failing which the oldest individual member or member representative shall take the chair.

A corporation that is a shareholder shall be deemed for the purpose of our Amended and Restated Charter to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its Amended and Restated Charter (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to us, to inspect (i) our Amended and Restated Charter, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Capital

We may from time to time by resolution of our board of directors or, subject to our Amended and Restated Charter:

●	amend our Amended and Restated Charter to increase or decrease the maximum number of shares we are authorized to issue;

●	split our authorized and issued shares into a larger number of shares;

●	combine our authorized and issued shares into a smaller number of shares; and

●	create new classes of shares with preferences to be determined by resolution of the board of directors to amend the Amended and Restated Charter to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the members propose to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Amended and Restated Charter be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

●	the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

●	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

●	whether the shareholder is acting in good faith;

●	whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

●	whether the action is likely to proceed;

●	the costs of the proceedings in relation to the relief likely to be obtained; and

●	whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, (as amended) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

Our Amended and Restated Charter provide that, subject to certain limitations, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the Amended and Restated Charter, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Amended and Restated Charter

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The Amended and Restated Charter of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of ordinary shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under British Virgin Islands law, our directors in the exercise of their powers granted to them under our Amended and Restated Charter and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Amended and Restated Charter. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Pursuant to the BVI Act and our Amended and Restated Charter, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Amended and Restated Charter allow our shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our Amended and Restated Charter do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our Amended and Restated Charter do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Charter, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders entitled to vote. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and our Amended and Restated Charter does not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Amended and Restated Charter, we may appoint a voluntary liquidator by a resolution of the shareholders, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Charter, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our Amended and Restated Charter be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our Amended and Restated Charter may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

There are no exchange control restrictions on payment of dividends on the Company’s Ordinary Shares or on the conduct of the Company’s operations either in Hong Kong, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated. There are no BVI laws which impose foreign exchange controls on the Company or that effect the payment of dividends, interest, or other payments to non-resident holders of the Company’s securities.

E.	Taxation

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	events, hip-hop, and marketing industries investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2023. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending March 31, 2022 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

●	An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2017/2018 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HKD 2,000,000, and 16.5% on any part of assessable profits over HKD 2,000,000.

Under Hong Kong tax laws, our Hong Kong subsidiary are exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

British Virgin Islands Taxation

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders who are not tax resident in the British Virgin Islands.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the ordinary shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that we have any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between Hong Kong and the British Virgin Islands.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”, which in the case of companies incorporated before January 1, 2019, will apply in respect of financial years commencing June 30, 2019 onwards. On March 12, 2019, the EU, as part of this ongoing initiative, announced the results of its assessment of the 2018 implementation efforts by various countries under its review. The British Virgin Islands was not on the announced list of non-cooperative jurisdictions, but was referenced in the report (along with 33 other jurisdictions) as being among countries requiring adjustments to their legislation to meet EU concerns by December 31, 2019 to avoid being moved to the list of non-cooperative jurisdictions.

Based on the ES Act currently, the Company may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the ES Act will have little material impact on the company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the company. The Company is required to make an annual filing with the BVI International Tax Authority confirming if it carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at www.alecs.com.hk. However, information contained on our website does not constitute a part of this annual report.

I.	Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various types of market risks, including changes in foreign exchange rates and inflation in the normal course of business.

Interest Rate Risk

We do not invest in any instruments for trading purposes. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign exchange risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HKD. Substantially all of our assets are denominated in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HKD. If the HKD depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2022. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation risk

Inflationary factors such as increases in the cost of our overhead costs may adversely affect our operating results. A high rate of inflation may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the fees of our services do not increase proportionately with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission, and identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods.

As defined in the standards established by the PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; iii) a lack of independent directors and an audit committee; iv) a lack of controls around data edit rights; and v) a lack of controls or procedures to monitor the system operation and management performed by the service organizations, which influences the ITGCs on privileged access and system changes.

To remedy our identified material weakness subsequent to March 31, 2023, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; iv) implementing appropriate backup and recovery procedures and limiting authorized people to have access to the backup media; and v) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

The management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no material changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee will consist of Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng. Mr. Lee will be the chairman of our audit committee. We have determined that Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Lee qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules.

ITEM 16B. CODE OF ETHICS

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended March 31, 2023	Year Ended March 31, 2022	Year Ended March 31, 2021
Audit fees(1)	$120,600	$115,000	$70,000
Audit related fees(2)	—	—	—
Tax fees(3)	—	—	—
All other fees(4)	—	—	—
TOTAL	$120,600	$115,000	$70,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman, our then independent registered public accounting firm, combined with Marcum LLP and continued to operate as an independent registered public accounting firm. On November 21, 2022, our board of director dismissed Friedman LLP and engagement Marcum Asia CPAs to serve as our independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on our consolidated financial statements for the years ended March 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our two most recent fiscal years and through November 21, 2022, there have been no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For our two most recent fiscal years and the subsequent interim period through November 21, 2022, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of this registration statement on Form F-1.

We provided Friedman with a copy of the above disclosure and requested that Friedman furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statement. A copy of Friedman’s letter was filed as Exhibit 16.1 to the post-effective amendment to the registration statement on Form F-1 (File No. 333-239225).

During our two most recent fiscal years and through November 21, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands laws do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Rule 5620(a) requires each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The Company follows the home country practice and expect to hold annual shareholders meetings only if there are matters that require shareholders’ approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association, effective on June 28, 2020	F-1	3.1	September 4, 2020

1.2	Amended and Restated Memorandum and Articles of Association, effective on June 25, 2021	F-1	3.2	July 28, 2021

2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	June 29, 2020

4.1	Share Exchange Agreement between ALE Group Holding Limited and ALE (BVI) Limited, dated March 11, 2020	F-1	10.2	March 17, 2020

4.2	Amended and Restated Employment Agreement by and between CEO Tak Ching (Anthony) Poon and the Company, dated August 6, 2020	F-1	10.4	September 4, 2020

4.3	Amended and Restated Employment Agreement by and between CFO Wai Man (Raymond) Yip and the Company, dated August 6, 2020	F-1	10.5	September 4, 2020

8.1	List of Subsidiaries	F-1	21.1	March 17, 2020

11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	June 29, 2020

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALE Group Holding Limited

/s/ Tak Ching (Anthony) Poon
	Name:	Tak Ching (Anthony) Poon
	Title:	Chief Executive Officer

Date: August 4, 2023

ALE GROUP HOLDING LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ALE Group Holding Limited (the “Company”) as of March 31, 2023, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

July 18, 2023

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ALE Group Holding Limited and Subsidiaries (collectively, the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor since 2019 to November 2022.

New York, New York

August 3, 2022

ALE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31
	2022	2023	2023
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	$6,128,406	$11,472,498	$1,461,483
Accounts receivable, net	10,101,705	7,702,983	981,284
Deferred IPO costs	3,065,247	7,001,696	891,947
Amount due from related parties	26,012	-	-
Other receivables, net	206,129	312,124	39,761
Prepaid expenses	-	53,667	6,837
Total current assets	19,527,499	26,542,968	3,381,312

Property and equipment, net	-	10,512	1,339
Long-term rental deposits	116,412	97,067	12,365
Right-of-use assets – operating lease	556,021	272,561	34,722
Deferred tax assets, net	64,472	81,798	10,420
Total non-current assets	736,905	461,938	58,846
Total assets	$20,264,404	$27,004,906	$3,440,158

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$162,906	$297,485	$37,897
Deferred revenue	248,809	270,239	34,426
Income tax payable	544,935	1,372,675	174,865
Operating lease obligation, current portion	283,460	272,561	34,722
Total current liabilities	1,240,110	2,212,960	281,910

Other liabilities
Operating lease obligation, net of current portion	272,561	-	-
Total other liabilities	272,561	-	-
Total liabilities	1,512,671	2,212,960	281,910

Commitment and contingencies
Shareholders’ equity
Ordinary shares, US$0.00052083 par value, authorized 96,000,000 shares as of March 31, 2023 and 2022; 19,200,000 shares issued and outstanding as of March 31, 2023 and 2022, respectively	78,498	78,498	10,000
Shares subscription receivable	(78,498)	(78,498)	(10,000)
Additional paid-in capital	9,000	9,000	1,147
Retained earnings	18,742,733	24,770,384	3,161,873
Accumulated other comprehensive income	-	12,562	(4,772)
Total shareholders’ equity	18,751,733	24,791,946	3,158,248
Total equity
Total liabilities and shareholders’ equity	$20,264,404	$27,004,906	$3,440,158

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended March 31
	2021	2022	2023	2023
	HKD	HKD	HKD	US $
Revenues
Accounting and corporate consultancy services	$10,102,600	$14,669,200	$9,786,400	$1,246,691
Taxation services	1,068,463	1,329,600	1,240,000	157,964
Company secretarial services	1,453,828	1,440,735	1,506,131	191,866
Total revenues	12,624,891	17,439,535	12,532,531	1,596,521

Operating expenses
Direct cost of revenues	2,367,420	2,979,001	3,063,399	390,247
Selling and marketing expenses	843,858	216,254	448,847	57,178
General and administrative expenses	1,623,817	2,134,177	2,101,371	267,696
(Recovery of) provision for doubtful accounts	(765,238)	252,196	266,728	33,979
Total operating expenses	4,069,857	5,581,628	5,880,345	749,100

Income from operations	8,555,034	11,857,907	6,652,186	847,421

Other income (expenses)
Interest expense	(66)	-	-	-
Other income	331,011	69,930	237,310	30,232
Total other income	330,945	69,930	237,310	30,232
Income before income tax	8,885,979	11,927,837	6,889,496	877,653

Income tax expense
Current	988,195	1,877,357	879,171	111,998
Deferred	292,603	(165,727)	(17,326)	(2,207)
Total income tax expense	1,280,798	1,711,630	861,845	109,791
Net income	$7,605,181	$10,216,207	$6,027,651	$767,862
Foreign currency translation adjustment	-	-	12,562	(3,707)
Comprehensive income	$7,605,181	$10,216,207	$6,040,213	$764,155
Weighted average number of ordinary shares
Basic and diluted*	19,200,000	19,200,000	19,200,000	19,200,000
Earnings per share
Basic and diluted*	$0.40	$0.53	$0.31	$0.04

*	Giving retroactive effect to the 2 for 1 stock split effected on June 25, 2021.

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Shares	Additional		Accumulated other
	Ordinary Shares		subscription	paid-in	Retained	comprehensive
	Shares*	Par value	receivable	capital	earnings	income	Total	Total
		HKD	HKD	HKD	HKD	HKD	HKD	US$
Balance, March 31, 2020	19,200,000	$78,498	$(78,498)	$9,000	$3,966,903	$-	$3,975,903	$512,934
Dividends paid	-	-	-	-	(3,045,558)	-	(3,045,558)	(391,732)
Net income	-	-	-	-	7,605,181	-	7,605,181	978,207
Foreign currency translation	-	-	-	-	-	-	-	(1,538)
Balance, March 31, 2021	19,200,000	78,498	(78,498)	9,000	8,526,526	-	8,535,526	1,097,871
Net income	-	-	-	-	10,216,207	-	10,216,207	1,304,333
Foreign currency translation	-	-	-	-	-	-	-	(8,111)
Balance, March 31, 2022	19,200,000	78,498	(78,498)	9,000	18,742,733	-	18,751,733	2,394,093
Net income	-	-	-	-	6,027,651	-	6,027,651	767,862
Foreign currency translation	-	-	-	-	-	12,562	12,562	(3,707)
Balance, March 31, 2023	19,200,000	$78,498	$(78,498)	$9,000	$24,770,384	$12,562	$24,791,946	$3,158,248

*	Giving retroactive effect to the 2 for 1 stock split effected on June 25, 2021.

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31
	2021	2022	2023	2023
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income	$7,605,181	$10,216,207	$6,027,651	$767,862
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	46,402	1,501	1,387	177
Gain on disposal of property and equipment	(10,000)	-	-	-
Amortization of right-of-use assets-operating lease	294,807	299,721	304,824	38,832
(Recovery of) Provision for doubtful accounts	(765,238)	252,196	266,728	33,979
Deferred tax benefit	292,603	(165,727)	(17,326)	(2,207)
Change in operating assets and liabilities
Accounts receivable	(3,759,452)	(3,925,994)	2,256,528	287,459
Deposits and other receivables	(3,607)	(132,777)	(211,184)	(26,903)
Prepaid expenses	-	-	(53,667)	(6,837)
Accrued expenses and other payables	(262,201)	37,578	134,579	17,144
Income tax payable	976,823	(409,539)	827,740	105,447
Amount from related parties	(31,040)	5,028	26,012	3,314
Deferred revenue	(49,248)	(10,928)	21,430	2,730
Operating lease obligation	(295,445)	(296,226)	(304,824)	(38,832)
Net cash provided by operating activities	4,039,585	5,871,040	9,279,878	1,182,165

Cash flow from investing activities:
Proceed from disposal of property and equipment	10,000	-	-	-
Purchase of computer equipment	-	-	(11,899)	(1,516)
Net cash provided by (used in) investing activities	10,000	-	(11,899)	(1,516)

Cash flow from financing activities:
Deferred IPO costs	(445,117)	(2,078,445)	(3,936,449)	(501,465)
Repayments of loan to a director	(1,488,200)	-	-	-
Repayments of finance lease	(14,494)	-	-	-
Dividend payments	(3,045,558)	-	-	-
Net cash used in financing activities	(4,993,369)	(2,078,445)	(3,936,449)	(501,465)

Effect of exchange rate change on cash and cash equivalents	-	-	12,562	1,600

Change in cash and cash equivalents	(943,784)	3,792,595	5,344,092	680,784

Cash and cash equivalents, beginning of the year	3,279,595	2,335,811	6,128,406	780,699

Cash and cash equivalents, end of the year	$2,335,811	$6,128,406	$11,472,498	$1,461,483

Supplemental cash flow information
Cash paid for income tax	$11,372	$2,286,894	$51,432	$6,552
Cash paid for interest expense	$66	$-	$-	$-

Non-cash transaction in investing activities
Right-of-use assets obtained in exchange of lease liabilities	$-	$579,011	$-	$-

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

ALE Group Holding Limited (the “Company” or “ALE”) is a holding company incorporated on January 22, 2020 under the BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited (“BVI Sub”) which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd (“ALECS”), a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing accounting and corporate consulting services to small and medium-sized businesses. The Company’s headquarters is located in Hong Kong, China. All of the Company’s business activities are carried out by ALECS.

BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. ALE acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding
ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding
ALE Corporate Services Ltd (“ALECS”),	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing accounting and corporate consulting services to small and medium-sized businesses

Note 2 — Liquidity

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

As of March 31, 2023, the Company had a working capital in an amount of HKD 23,955,303 (US$3,051,668) and generated a positive cash flow from its operating activities in an amount of HKD 9,279,878 (US$1,182,165). To continue to sustain its ability to support the Company’s operation, the Company considered supplementing its sources of funding through the following:

-	cash and cash equivalents generated from operations; and

-	the Company seeks financing via public offering by the sales of 1,250,000 ordinary shares at an assumed public offering price between $4.00 and $6.00. The gross proceeds from the offering will be between $5,000,000 and $7,500,000 before deducting any underwriter discounts or offering expenses.

Based on the above considerations, management believes that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. However, there is no assurance that the Company will be successful in implementing the foregoing plans or additional financing will be available to the Company on commercially reasonable terms. There are a number of factors that could potentially arise that could undermine the Company’s plans such as (i) changes in the demand for the Company’s services, (ii) government policies, and (iii) economic conditions in Hong Kong SAR and worldwide. The Company’s inability to secure needed financing when required may require material changes to the Company’s business plan and could have a material impact on the Company’s financial conditions and result of operations.

Note 3 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including provision for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates of provision for doubtful accounts related to accounts receivable.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during period presented. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Foreign currency translation and transaction

The Company uses Hong Kong Dollar (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary in British Virgin Islands is United States Dollar (“US$”) and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of March 31, 2023 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.8499, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2023. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobserved and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company recognized revenues under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenues are recognized when promised goods or services are transferred to the customers in an amount that reflects the consideration expected in exchange for those goods or services.

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the consideration the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company generates revenues from fees charged for the professional services (accounting and corporate consultancy, taxation and company secretary) provided to its clients.

There are three revenue streams within the Company’s operations: accounting and corporate consultancy services, taxation services and company secretarial services.

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, corporate and business consultancy, pre-auditing and going public consultancy and internal control advisory services.

Beginning June 2021, the Company launched going public consultancy services to its clients who have an intention to become public companies in the United States and other countries.

Going public consultancy services include four performance obligations:

●	PO #1: Pre-audit services: Financial diligence review, audit fieldwork support and audit coordination, assistance in preparation of accounting memorandum and financial reporting

●	PO #2: IPO planning and entity restructuring: Assistance in coordinating multiple professional parties for short-listing of board of directors’ members, setting up company’s database and drafting registration statements

●	PO #3: Inquiries from regulatory bodies: Assistance in responding to comments and inquiries received from regulatory bodies

●	PO #4: Roadshow: Preparation of roadshow materials and coordination of investor relations

For going public consultancy services, each performance obligation is stand-alone and fees associated with each performance obligation are identified in service agreements. The Company’s going public consultancy services are determined to have multiple performance obligations. The entire transaction prices of each performance obligation of going public consultancy services are allocated based on the relative estimated stand-alone selling price. There is no variable consideration, significant financing components or non-cash consideration in the service agreements. Revenue from fulfilling the first and second performance obligations is recognized over time based on the output method, including surveys of performance completed to date or milestone reached only when the Company has an enforceable right to payment for performance completed to date. Revenue from fulfilling the third and fourth performance obligations is recognized at a point in time as the Company completes its performance obligations and has enforceable rights to payments upon the receipt of effectiveness notice from regulatory agencies and completion of listing.

The Company delivers accounting and general consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefit consumed by the customers is substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and general corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction prices of accounting and general corporate consultancy services are allocated to the single performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. Accordingly, based on the output methods, the Company recognizes revenues for the accounting and general consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and general corporate consultancy services throughout the contract terms.

The Company’s current internal control advisory services are provided once or twice a year. There is only one performance obligation of the Company’s internal control advisory services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. The Company recognizes revenues for internal control advisory services at a point in time when the services agreed-upon are delivered to the clients.

Revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of professional services. The clients agree to pay a fixed fee periodically over the contract terms as specified in the service agreements.

There is no contract asset that the Company has right to consideration in exchange for its accounting and corporate consultancy services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Taxation services

Its clients engage the Company   for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contracts. The revenues are recognized in the amount that reflects the considerations agreed by the Company and its clients and the Company expects to receive upon the tax filings or provision deliverables are completed by the Company and delivered to its clients. The Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset as the Company has right to consideration in exchange for its taxation services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. The revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on a non-recurring basis.

Regarding the company’s secretarial services tendered on an annual basis, the Company concludes that the services provided each month during the annual service term (1) are distinct, (2) meet the criteria for recognizing revenue over time, and (3) have the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same services to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The Company recognizes revenue for this type of company secretarial services over time.

For other agreed-upon services on a non-recurring basis, the services are separable and distinct, as the Company’s clients benefit from each stand-alone task. The revenues for non-recurring services are recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria. The Company recognizes revenue for this type of company secretarial services at a point in time.

The Company’s contracts for company secretarial services provides no variable consideration, financial components or non-cash consideration. The Company requests prepayments from majority of its clients for company secretarial services.

There is no contract asset that the Company has right to consideration in exchange for its company secretarial services that the Company has transferred to its customers. Such right is not conditional on something other than the passage of time.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

Direct Cost of Revenues

Direct cost of revenues consists of employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities.

Cash and cash equivalents

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash also consists of funds earned from the Company’s operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains its bank accounts in the Hong Kong SAR.

Cash equivalents

Cash equivalents represent excess cash we predominantly invest in time deposits which are denominated in Hong Kong Dollars with maturity periods from one to two months at a bank in Hong Kong SAR. As of March 31, 2023 and 2022, the ending balances of our time deposits were HKD 7,290,846 (US$928,782) and nil, respectively.

Deposits accounts inclusive of saving deposits, checking account deposits and time deposits with no more than 5-year maturity denominated in Hong Kong Dollars, Renminbi or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme (“the Scheme”) will be covered up to a limit of HKD 500,000 (approximately US$63,695) per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. As of March 31, 2023 and 2022, cash and cash equivalent balances, HKD 10,437,835 (US$1,329,677) and HKD 5,124,209, respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believe its credit risk is not significant.

Accounts receivable, net

Accounts receivable represents the service fees earned from the clients but have not yet collected. Accounts receivable are recorded at net realizable value. The Company establishes provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for doubtful accounts was HKD 241,959 (US$30,823) and HKD 189,016 as of March 31, 2023 and 2022, respectively (See Note 6).

Other receivables, net

Other receivables include out-of-pocket expenses such as business registration fee and annual return filing fee billed to the Company’s clients but have not yet collected. Other receivables are recorded at net realizable value. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for doubtful accounts against other receivables was HKD 151,916 (US$19,353) and HKD 80,997 as of March 31, 2023 and 2022, respectively (See Note 7).

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of March 31, 2023, the Company did not conclude its IPO. During the year ended March 31, 2023, the Company recorded a charge of HKD 3,936,449 (US$501,465) related to the IPO. As of March 31, 2023 and 2022, the accumulated deferred IPO cost was HKD 7,001,696 (US$891,947) and HKD 3,065,247, respectively.

Long-term rental deposits

Long-term rental deposits represent security payments made to a lessor for the Company’s office lease agreement entered in 2015. In June 2022, the Company entered into a lease agreement with the lessor which will be expired in February 2024. Accordingly, such payments are classified as non-current.  The security deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Lesser of Lease Term or Estimated Useful Life
Leasehold improvements	5 years
Furniture and office equipment	5 years
Computer software	3-4 years
Automobiles	3-4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2023 and 2022, no impairment of long-lived assets was recognized.

Deferred revenue

Deferred revenue represents payments received from our clients in advance of the Company’s services and deliverables being rendered. Clients may also make advance payments, which are held on deposit or receipt in advance until completion of work or over contract periods. Advance payments in excess of related accounts receivable are recognized in deferred revenue within the liabilities section of the consolidated balance sheets. Deferred revenue will be recognized in revenues in its consolidated statements of income when each performance obligation under the contracts with our clients is satisfied.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising, commission, and entertainment expenses. Commission represents amounts paid to third parties for clients’ referral and entertainment expense included meals, and meetings with potential clients for marketing purposes. For the years ended March 31, 2023, 2022 and 2021, the Company’s selling and marketing expenses were HKD 448,847 (US$57,178), HKD 216,254 and HKD 843,858, respectively.

Employee benefits

Hong Kong Employment Ordinance (“The Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are at between 18 and 64 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD 7,000 and HKD 30,000 and HKD 1,500 of the employee’s monthly income over HKD 30,000.

Leases

The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancelable lease term in calculating the right-of-use assets and lease liabilities.

The Company may recognize the lease payments in the consolidated statements   of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company elected the package of practical expedients which allow the Company to carryforward its historical lease classification, its assessment on whether a contract is or contains a lease and its initial direct costs for any lease that exist prior to adoption of the new standard.

The Company also elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Operating lease expense is recognized on a straight-line basis over the lease term. For the years ended March 31, 2023, 2022 and 2021, the Company’s operating lease expense was HKD 304,824(US$38,832), HKD 299,721 and HKD 294,807, respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2023, 2022 and 2021, the Company did not have any impairment loss against its operating lease ROU assets.

Income taxes

ALE Group Holding and ALE (BVI) Limited are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the ALE (BVI) Limited and the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

ALE Corporate Services Limited is incorporated in and carries trade and business in Hong Kong Special Administrative Region and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

No taxable income was generated outside Hong Kong for the years ended March 31, 2023, 2022 and 2021. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position as of March 31, 2023 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Stock split

On June 28, 2020, the shareholders and the board of the Company approved, upon the consummation of the offering, to increase the authorized shares of the Company and split then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the board of the Company further approved to effect both actions prior to the consummation of the offering as well as the Amended and Restated Charter. On July 21, 2020, the Company filed Amended and Restated Charter with the Registrar to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a forward stock split of all issued and outstanding shares at a ratio of 960:1, effective immediately following the filing of the Amended and Restated Charter.

On June 25, 2021, the Company filed Amended and Restated Charter with the Registrar to increase its authorized shares from 48,000,000 ordinary shares, par value of $0.001041667 per share, to 96,000,000 ordinary shares, par value of $0.00052083 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 2:1. All references made to share or per share amounts in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 2 for 1 stock split.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. The Company’s credit risk with respect to cash and cash equivalents is discussed under “Cash and cash equivalent” in this section.

Accounts receivable primarily comprise of amounts receivable from the service clients. Other receivables consist of out-of-pocket payments to be receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

As of March 31, 2023, two customers accounted for 19.0% and 19.5%, respectively, of the Company’s total accounts receivable. As of March 31, 2022, four customers accounted for 14.7%, 14.7%, 14.0% and 12.8%, respectively, of the Company’s total accounts receivable.

For the year ended March 31, 2023, three major customers accounted for 14.0%, 10.5% and 10.5%, respectively, of the Company’s total revenues. For the year ended March 31, 2022, two major customers accounted for 15.4% and 15.4% of the Company’s total revenues. For the year ended March 31, 2021, two major customers accounted for 18.4% and 10.5%, respectively of the Company’s total revenues.

Recent accounting pronouncements

Recently Adopted Accounting Standards

On December 18, 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740), Simplifying the Accounting for Income Taxes. This guidance amends ASC Topic 740 and addresses several aspects including 1) evaluation of step-up tax basis of goodwill when there is not a business combination, 2) policy election to not allocate consolidated taxes on a separate entity basis to entities not subject to income tax, 3) accounting for tax law changes or rates during interim periods, 4) ownership changes from equity method investment to subsidiary or vice versa, 5) elimination of exception to intraperiod allocation when there is gain in discontinued operations and a loss from continuing operations, 6) treatment of franchise taxes that are partially based on income. The guidance is effective for calendar year-end public entities on January 1, 2021 and other entities on January 1, 2022. The Company adopted this guidance effective April 1, 2021 and there was no material impact to its consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In June 2017, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. In November 2019, the FASB issued ASU 2019-10 which defers the effective dates for the credit losses, derivatives and lease standards for certain companies. The deferred effective date for credit losses is January 1, 2023 for calendar-year end companies which are “smaller reporting companies”, non-SEC filers and all other companies including not-for-profit companies and employee benefit plans. The deferral for the derivatives and lease standards is only applicable to the companies which are not public business entities. The Company is still evaluating the impact of the accounting standard of credit losses on the Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

Note 4 — Revenues

Revenues are recognized when control of the promised services and deliverables are transferred to the Company’s clients in an amount that reflects the considerations the Company expects to be entitled to and receive in exchange for services and deliverables rendered.

The following table presents the Company’s revenues disaggregated by service lines for the fiscal years ended March 31, 2023, 2022 and 2021:

	For the years ended March 31
	2022	2023	2023	Change	Change
Revenues	HKD	HKD	US$	HKD	%
Accounting services	$109,000	$-	$-	$(109,000)	(100.0)%
General corporate consultancy services	7,800,000	9,300,000	1,184,728	1,500,000	19.2%
Going public consultancy services	6,510,600	-	-	(6,510,600)	(100.0)%
Internal control and others	249,600	486,400	61,963	236,800	94.9%
Subtotal accounting and corporate consultancy services	14,669,200	9,786,400	1,246,691	(4,882,800)	(33.3)%
Taxation services	1,329,600	1,240,000	157,964	(89,600)	(6.7)%
Company secretarial services	1,440,735	1,506,131	191,866	65,396	4.5%
Total revenues	$17,439,535	$12,532,531	$1,596,521	$(4,907,004)	(28.1)%

	For the years ended March 31
	2021	2022	Change	Change
Revenues	HKD	HKD	HKD	%
Accounting services	$400,000	$109,000	$(291,000)	(72.8)%
General corporate consultancy services	9,682,600	7,800,000	(1,882,600)	(19.4)%
Going public consultancy services	-	6,510,600	6,510,600	100.0%
Internal control and others	20,000	249,600	229,600	1148.0%
Subtotal accounting and corporate consultancy services	10,102,600	14,669,200	4,566,600	45.2%
Taxation services	1,068,463	1,329,600	261,137	24.4%
Company secretarial services	1,453,828	1,440,735	(13,093)	(0.9)%
Total revenues	$12,624,891	$17,439,535	$4,814,644	38.1%

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2023, 2022 and 2021:

	For the years ended March 31
	2022	2023	2023	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,315,283	$2,397,398	$305,406	$82,115	3.6%
Services and deliverables transferred over time	15,124,252	10,135,133	1,291,115	(4,989,119)	(33.0)%
Total revenues	$17,439,535	$12,532,531	$1,596,521	$(4,9007,004)	(28.1)%

	For the years ended March 31
	2021	2022	Change	Change
	HKD	HKD	HKD	%
Services and deliverables transferred at a point in time	$1,808,603	$2,315,283	$506,680	28.0%
Services and deliverables transferred over time	10,816,288	15,124,252	4,307,964	39.8%
Total revenues	$12,624,891	$17,439,535	$4,814,644	38.1%

As of March 31, 2023 and 2022, the estimated aggregate amount of the transaction price allocated to the remaining performance obligation was nil and HKD 18,142, respectively. The Company expects to recognize majority of the related revenue as it provides services to its clients, which is expected to occur over the next 12 months. The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

Note 5 – Deferred revenue

Deferred revenue as of March 31, 2023 and 2022 consisted of the following:

	As of March 31
	2022	2023
	HKD	HKD	US$
Payments received from our clients in advance of performance obligations	$248,809	$270,239	$34,426

	As of March 31
	2022	2023
	HKD	HKD	US$
Beginning balance	$259,737	$248,809	$31,696
Decrease in deferred revenue included in the beginning balance as a result of recognition of revenue during current year	(250,814)	(244,484)	(31,145)
Increase in deferred revenue as result of cash collected in current year in advance of satisfaction of performance obligations	239,886	265,914	33,875
Ending balance	$248,809	$270,239	$34,426

Note 6 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31
	2022	2023
	HKD	HKD	US$
Accounts receivable	$10,290,721	$7,944,942	$1,012,107
Less: Provision for doubtful accounts	(189,016)	(241,959)	(30,823)
Accounts receivable, net	$10,101,705	$7,702,983	$981,284

For the years ended March 31, 2023, 2022 and 2021, provision for (recovery of) doubtful accounts were HKD 142,194 (US$18,114), HKD 197,359 and HKD (778,936), respectively. During the year ended March 31, 2023, the Company had written off the doubtful account balance and deducted from the provision for doubtful accounts in an amount of HKD 89,251 (US$11,370).

The following table sets forth the movement of provision for doubtful accounts:

	As of March 31
	2022	2023
	HKD	HKD	US$
Beginning balance	$452,726	$189,016	$24,079
Addition	197,359	142,194	18,114
Charge-off	(461,069)	(89,251)	(11,370)
Ending balance	$189,016	$241,959	$30,823

Note 7 —Other receivables, net

Other receivables, net included the following:

	As of March 31
	2022	2023
	HKD	HKD	US$
Reimbursement receivables	$12,000	$12,000	$1,529
Other receivables	275,126	452,040	57,585
Less: Provision for doubtful accounts	(80,997)	(151,916)	(19,353)
Total Other receivables, net	$206,129	$312,124	$39,761

Reimbursement receivables represent the amount the Company paid to the suppliers and vendors. This amount was collected in late June 2023. Other receivables include the out-of-pocket payments to be collected from the Company’s service clients.

For the years ended March 31, 2023, 2022 and 2021, provision for doubtful accounts was HKD 124,534 (US$15,864), HKD 54,837 and HKD 13,698, respectively. During the year ended March 31, 2023, the Company had written off the doubtful account balance and deducted from the provision for doubtful accounts in an amount of HKD 53,615 (US$6,830).

The following table sets forth the movement of provision for doubtful accounts:

	As of March 31
	2022	2023
	HKD	HKD	US$
Beginning balance	$69,371	$80,997	$10,319
Addition	54,837	124,534	15,864
Charge-off	(43,211)	(53,615)	(6,830)
Ending balance	$80,997	$151,916	$19,353

Note 8 — Property and equipment, net

Property and equipment consisted of the following:

	As of March 31
	2022	2023
	HKD	HKD	US$
Leasehold improvements	$154,912	$154,912	$19,735
Furniture and office equipment	131,757	143,656	18,300
Computer software	2,480,000	2,480,000	315,928
Subtotal	2,766,669	2,778,568	353,963
Less: accumulated depreciation	(2,766,669)	(2,768,056)	(352,624)
Total	$-	$10,512	$1,339

Depreciation expense for the years ended March 31, 2023, 2022 and 2021 amounted to HKD 1,387 (US$177), HKD 1,501 and HKD 46,402, respectively.

Note 9 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of March 31
	2022	2023
	HKD	HKD	US$
Accrued employee compensation and benefits	$15,850	$17,813	$2,269
Accrued professional fees	43,069	83,829	10,679
Customer advance payable to third party vendors or government agencies	23,461	13,255	1,689
Refundable customer deposits	80,526	137,678	17,539
Others	-	44,910	5,721
Total	$162,906	$297,485	$37,897

Refundable customer deposits represent retainers received from our clients and are refundable to our clients if our clients request cancellations of our engagements prior to the commencement of our services.

Note 10 — Taxes

British Virgin Islands

ALE Group Holding and ALE (BVI) Limited are incorporated in the British Virgin Islands and conduct all of the Company’s businesses through the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited. Under the current laws of the British Virgin Islands, ALE Group Holding and ALE (BVI) Limited are not subject to tax on income or capital gains. In addition, upon payments of dividends by the ALE (BVI) Limited and the Company’s subsidiary in Hong Kong, ALE Corporate Services Limited to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Two-tier Profits Tax Rates

ALECS is incorporated in Hong Kong and is subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

ALECS elected the two-tier profits tax rate for its tax years of 2020, 2021 and 2022. ALECS applies the two-tier profits tax rate for its provision for current income and deferred taxes.

For the tax years of 2020, 2021 and 2022, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD 10,000, HKD 10,000 and HKD 6,000 per case, respectively.

Net operating loss will be carryforward indefinitely under Hong Kong profits tax regulation. As of March 31, 2023 and 2022, the Company did not generate net operating loss carry forwards available to offset future taxable income.

The income tax provision consisted of the following components:

	For the years ended March 31
	2021	2022	2023
	HKD	HKD	HKD	US$
Current:
Hong Kong	$988,195	$1,877,357	$879,171	$111,998
Total current	988,195	1,877,357	879,171	111,998

Deferred:
Hong Kong	292,603	(165,727)	(17,326)	(2,207)
Total deferred	292,603	(165,727)	(17,326)	(2,207)
Total provision for income taxes	$1,280,798	$1,711,630	$861,845	$109,791

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the years ended March 31
	2021	2022	2023
	HKD	HKD	HKD	US$
Income before income tax	$8,885,979	$11,927,837	$6,889,496	$877,654
Hong Kong income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,471,412	1,974,374	1,141,247	145,384
Preferential rate	(165,000)	(165,000)	(165,000)	(21,019)
Reconciling items:
Non-taxable items in Hong Kong	(76,159)	(4,599)	(40,216)	(5,123)
Non-deductible items in Hong Kong	-	-	305,519	38,920
Previous years’ unrecognized tax effects	60,545	(83,145)	(374,705)	(47,734)
Tax credit	(10,000)	(10,000)	(5,000)	(637)
Total income tax expense	$1,280,798	$1,711,630	$861,845	$109,791
Effective tax rate	14.4%	14.4%	12.5%	12.5%

Deferred tax

Significant components of deferred tax were as follows:

	As of March 31
	2022	2023
	HKD	HKD	US$
Deferred tax assets:
Provision for doubtful accounts	$44,552	$64,989	$8,279
Depreciation	19,920	16,809	2,141
Total deferred tax assets	64,472	81,798	10,420

Deferred tax liabilities:
Total deferred tax liabilities	-	-	-
Deferred tax (liabilities) assets, net	$64,472	$81,798	$10,420

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company’s subsidiary in Hong Kong generated profits historically and for the years ended March 31, 2023, 2022 and 2021.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2022, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2023, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company’s tax jurisdiction is Hong Kong and the Company files profits tax returns with the Hong Kong Inland Revenue Department (“the HKIRD”). We are subject to tax examinations of our profits tax returns by the HKIRD. The tax years 2017 through 2021 remain subject to examination by the HKIRD.

Note 11 — Related party transactions and balances

The following was a summary of related party’s balances as of March 31, 2023 and 2022:

Mr. Wai Man (Raymond) Yip (“Mr. Yip”), a director of ALE Corporate Services Limited and Chief Financial Officer of the Company.

Mr. Tak Ching (Anthony) Poon (“Mr. Poon”), Chief Executive Officer of the Company.

Amount due from related parties

Name of			As of March 31
related parties	Relationship	Nature of transactions	2022	2023
			HKD	HKD	US$
ALE Properties Limited	Mr. Poon is a director and shareholder	The receivable represented the amount billed for the company secretarial services provided and business registration fee. The receivable amount was settled in cash on June 7, 2022.	$7,060	$-	$-
APTC Holdings Limited	Mr. Poon is a sole director and shareholder	The receivable represented the amount billed for the company secretarial services provided and business registration fee. The receivable amount was settled in cash on June 7, 2022.	8,851	-	-
CMB Corporate Services Limited	Mr. Poon is a sole director and shareholder	The receivable represented the amount billed for the company secretarial services provided and business registration fee. The receivable amount was settled in cash on June 10, 2021.	750	-	-
Summit Realty Company Limited	Mr. Yip is a director	The receivable represented the amount billed for the company secretarial services provided and business registration fee. The receivable amount was settled in cash on June 7, 2022.	500	-	-
Wing Sang Holdings Limited	Mr. Yip is a sole director and shareholder	The receivable represented the amount billed for the company secretarial services provided and business registration fee. The receivable amount was settled in cash on June 7, 2022.	8,851	-	-

			$26,012	$-	$-

Note 12 — Commitments and Contingencies

The Company has entered into a lease arrangement for its office facility.

The components of lease expense were as follows:

	For the years ended March 31
	2021	2022	2023
	HKD	HKD	HKD	US$
Operating lease cost	$294,807	$299,721	$304,824	$38,832
Finance lease cost:
Interest on lease obligations	66	-	-	-

Total lease cost	$294,873	$299,721	$304,824	$38,832

The ownership of the finance leased asset was transferred at the end of the lease term in May 2020 under the lease arrangement. Under the legacy lease accounting guidance, the finance leased asset (formerly called “capital lease asset) should be amortized on a straight-line basis over its estimated useful life that would be assigned if the asset was owned. Management estimated that the useful life of the finance leased asset was 3 years under the Company’s property and equipment policy. The finance leased asset was fully amortized at the end of January 2019 and prior to the adoption of the ASC Topic 842. In June 2020, the finance leased asset was sold to a third party with sales proceed in an amount of HKD 10,000.

Our lessor granted us a COVID-19 relief by providing us a monthly lease concession from HKD 32,241 (US$4,147) to HKD 24,620 (US$3,167) until February 28, 2022. Consistent with updated guidance from the FASB in April 2020, the Company has elected to not to treat the lease concessions related to COVID-19 pandemic as lease modifications under the current lease guidance and accounted for the concession as the resolution of a contingency. The recognition of rent concessions did not have a material impact on the Company’s consolidated financial statements for the year ended March 31, 2022.

Supplemental balance sheet information related to leases was as follows:

	As of March 31
	2022	2023
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$556,021	$272,561	$34,722

Current operating lease obligation	283,460	272,561	34,722
Noncurrent operating lease obligation	272,561	-	-
Total operating lease obligation	$556,021	$272,561	$34,722

Weighted average remaining lease term (in years):
Operating lease	1.9	0.92

Weighted average discount rate:
Operating lease	5.0%	5.0%

Supplemental cash flow and other information related to the leases was as follows:

	For the years ended March 31
	2021	2022	2023
	HKD	HKD	HKD	US$
Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from operating lease obligation	295,445	296,226	304,824	38,832
Financing cash flows from finance lease obligation	14,494	-	-	-

Right of use assets obtained in exchange for lease obligation:
Operating lease	-	579,011	-	-

Non-cancellable Operating Lease

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of March 31, 2023 was as follows:

Years ending March 31	Amount (HKD)	Amount (US$)
2024	$279,422	$35,596
2025	-	-
Total future lease payments	279,422	35,596
Amount representing interest	(6,861)	(874)
Present value of future payments	$272,561	$34,722

Total operating lease expense for the Company’s office facility for the years ended March 31, 2023, 2022 and 2021 was HKD 304,824 (US$38,832), HKD 299,721 and HKD 294,807, respectively.

Contingencies

In the ordinary course of business, the Company may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

As of March 31, 2023, the Company had no outstanding lawsuits nor claims.

Note 13 — Equity

Stock split

On June 28, 2020, the shareholders and the board of the Company approved, upon the consummation of the offering, to increase the authorized shares of the Company and split then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the board of the Company further approved to effect both actions prior to the consummation of the offering as well as the Amended and Restated Charter. On July 21, 2020, the Company filed Amended and Restated Charter with the Registrar to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a forward stock split of all issued and outstanding shares at a ratio of 960:1, effective immediately following the filing of the Amended and Restated Charter.

On June 25, 2021, the Company filed Amended and Restated Charter with the Registrar to increase its authorized shares from 48,000,000 ordinary shares, par value of $0.001041667 per share, to 96,000,000 ordinary shares, par value of $0.00052083 per share and effectuated a forward split of all issued and outstanding shares at a ratio of 2:1. All references made to share or per share amounts in the accompanying consolidated   financial statements and applicable disclosures have been retroactively adjusted to reflect the 2 for 1 stock split.

Note 14 — Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2023 up through the date the Company issued the consolidated financial statements. There were no subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.