Form 20-F
period 2024-03-31
ALE Group Holding Ltd
filed 2024-07-19
CIK 1806905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2024 was: 19,200,000 ordinary shares, par value $0.00052083 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐   No ☒

ALE GROUP HOLDING LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

INTRODUCTORY NOTES

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“ALECS” are to ALE Corporate Services Ltd., a Hong Kong Company incorporated on June 30, 2014 and a wholly-owned subsidiary of BVI Sub;

●	“Amended and Restated Charter” are to the current governing amended and restated memorandum of and articles of association of ALE;

●	“BVI” are to the “British Virgin Islands;”

●	“BVI Act” are to the BVI Business Companies Act (as amended);

●	“BVI Sub” are to ALE (BVI) Limited, a British Virgin Islands company incorporated on February 20, 2020 and a wholly-owned subsidiary of the Company;

●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States; and

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” are to the mainland China of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Proposed IPO” are to the proposed initial public offering of ALE Group Holding Limited’s 1,250,000 Ordinary Shares at an assumed public offering price between $4.00 and $6.00, pursuant to a post-effective amendment on Form F-1 (File No. 333-239225);

●	“shares” or “Ordinary Shares” are to the ordinary shares of ALE Group Holding Limited, par value $0.00052083 per share;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, “us”, the “Company” or “ALE” in this annual report are to ALE Group Holding Limited, a British Virgin Islands company incorporated on January 22, 2020.

We do not have any material operation of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary ALECS, using Hong Kong dollars, the currency of Hong Kong. ALECS’s reporting currency is Hong Kong dollars. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD 7.8259 as of and for the year ended March 31, 2024 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2024. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company incorporated in the British Virgin Islands, or “BVI”. As a holding company with no material operations, our operations were conducted by our subsidiary, ALE Corporate Services Ltd., or “ALECS,” in Hong Kong.

ALECS faces various legal and operational risks and uncertainties relating to its operations in Hong Kong. Although we have three clients who are mainland Chinese individuals, our current corporate structure does not contain any variable interest entity (the “VIE”) in mainland China and neither we nor ALECS have any intention establishing any VIEs in mainland China in the future. If in the future there is any significant change to the current political arrangements between mainland China and Hong Kong and mainland China’s expanded authority in Hong Kong results in the PRC regulatory authorities disallowing our current corporate structure, or if in the future our structure were to contain a VIE and the mainland PRC regulatory authorities expand to Hong Kong and disallow the VIE structure, it would likely result in a material adverse change in our operations, and the value of our securities may decline significantly in value or become worthless. All of our operations are conducted by ALECS in Hong Kong. Although currently we do not have any business operations in mainland China nor do we have any VIE structure and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to VIE, data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as ALE or ALECS given our substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

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

We are also aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ALECS’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete the Proposed IPO or cause the value of our Ordinary Shares to significantly decline or become worthless.  See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong and Having Clients from mainland China.”

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

As a holding company, we may rely on receipt of funds from our Hong Kong subsidiary, ALECS by way of dividends payments for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on ALECS’ ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to us and adversely affect our business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. On December 22, 2023, the Company’s board of directors (“Board of Directors”) approved and declared the 2023 Special Dividend of HKD 0.41 (US$0.05) per share, in an amount of HKD 7,830,800 (US$1,000,000) dividend to its shareholders. The 2023 Special Dividend was paid in three installments: US$89,172 on January 11, 2024, US$740,000 on January 16, 2024 and US$170,828 on January 17, 2024. On April 1, 2020, the Board of Directors approved and declared the 2020 Special Dividends of HKD 0.3 per share to its shareholders. The 2020 Special Dividend for a total amount of HKD 3,045,558 was distributed on April 7, 2020. On May 17, 2019, the Company declared the 2019 Special Dividend of HKD0.17 per share to its shareholders. The 2019 Special Dividend for a total amount of HKD 1,700,000 was distributed on July 9, 2019. Other than the 2019, 2020 and 2023 Special Dividends, we have not declared or paid any cash dividends on our capital shares. In the future, cash proceeds raised from overseas financing activities, including the Proposed IPO, may be transferred by us to the ALECS to fund its operations. For more information, please see “Risk Factors — Risks Related to Doing Business in Hong Kong and Having Clients in mainland China” starting on page 27 of this annual report.

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice or services, in which case our revenues and profitability could decline. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	If we do not effectively manage the utilization of our professionals or billable rates, our financial results could decline. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Our Chief Executive Officer has substantial influence over our company and their interests may not be aligned with the interests of our other shareholders. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	We may face competition from parties who sell us their businesses and from professionals who cease working for us. See a more detailed discussion of this risk factor on page 18 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and there can be no assurance that the PRC government will not intervene or impose restrictions on our subsidiary’s ability to transfer or distribute cash/assets to entities outside of Hong Kong. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	PRC laws and regulations related to our current business operations are sometimes vague and uncertain. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share. See a more detailed discussion of this risk factor on page 25 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. See a more detailed discussion of this risk factor on page 25 of this annual report.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, which is a special administrative region of the PRC with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in mainland China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to ALECS in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or be worthless. Therefore, we face risks and uncertainties relating to doing business in Hong Kong and having clients from China in general, including, but not limited to, the following:

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 27 of this annual report.

●	As advised by our PRC counsel, Han Kun Law Offices, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, ALECS is currently not required to obtain approvals from Chinese authorities to operate its business or to list on the U.S. exchanges and offer securities. However, there remain some uncertainties as to whether and when we will be required to obtain approvals from Chinese authorities to operate our business and list our Ordinary Shares on the U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval. See a more detailed discussion of this risk factor on page 22 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 30 of this annual report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See a more detailed discussion of this risk factor on page 30 of this annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See a more detailed discussion of this risk factor on page 31 of this annual report.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings. See a more detailed discussion of this risk factor on page 31 of this annual report.

●	On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. Our auditor is headquartered in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. While our auditor is based in the U.S. and is registered with PCAOB and subject to the PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. See a more detailed discussion of this risk factor on page 32 of this annual report.

●	Nasdaq may apply additional and more stringent criteria for our initial listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities. See a more detailed discussion of this risk factor on page 33 of this annual report.

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

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; (ix) business and asset acquisitions; (x) fluctuations in the exchange rates of various currencies against the U.S. dollar; (xi) fee adjustments upon the renewal of expired service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy; and (xii) economic factors beyond our control.

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

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by pandemics or epidemics such as the COVID-19 pandemic. Such clients may not have sufficient funds to continue operations or to pay for our services. We do not always receive retainers before we begin performing services. In cases where we have received retainers, we cannot assure that the retainers will adequately cover our fees for the services we perform.

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

Our reputation and brand recognition, which depends on earning and maintaining the trust and confidence of our current or potential clients, is critical to our business. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

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

Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong.

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

A failure in our information technology (“IT”) systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

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

Our Chief Executive Officer has substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Tak Ching (Anthony) Poon, our Chief Executive Officer, is currently the beneficial owner of 8,160,000 Ordinary Shares or 42.5% of our outstanding shares, which are directly held by APTC Holdings Limited, an entity 100% owned by Mr. Poon. Mr. Poon will own approximately more than 39.9% of our Ordinary Shares following the Proposed IPO of our Ordinary Shares. As a result, Mr. Poon is and will continue to be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchased Ordinary Shares in our Proposed IPO. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares.

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

If we are unable to accept engagements from existing or prospective clients, represent multiple clients in connection with the same or competitive engagements, or any requirement that we resign from a client engagement may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. We will consider future strategic or opportunistic acquisitions. In those cases, some or all of the following risks could be applicable. Acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

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

The Company’s own confidential and proprietary information and that of our clients could be compromised, whether intentionally or unintentionally, by our employees, consultants or vendors. A compromise of the security of our IT systems leading to theft or misuse of our own or our clients’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of clients. The theft or compromise of our or our clients’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and clients may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

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

Subject to the BVI Act and our Amended and Restated Charter, our Board of Directors may, by resolution of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

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

In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary, ALECS’ ability to transfer or distribute cash/assets to entities outside of Hong Kong. Any limitation on the ability of ALECS to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations and interpretations of which may impair our ability to operate profitably.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, ALECS, being based in Hong Kong and having all of its operations to date in Hong Kong. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

Our Hong Kong subsidiary, ALECS may collect and store certain data (including certain personal information) from our clients for the “Know Your Customers” purpose, who may be PRC individuals, but currently we do not expect the Revised Review Measures to have an impact on ALECS’ business, operations or the Proposed IPO. As advised by our PRC counsel, Han Kun Law Offices, we do not believe that ALECS is deemed as the “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, which will be required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this annual report, ALECS is not in possession of personal information of any mainland Chinese individual clients; and (iii) as of the date of this annual report, ALECS has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe ALECS is not required to pass the cybersecurity review of the CAC, or obtain regulatory approval from Chinese authorities, including the CSRC, before our Ordinary Shares can be listed in the U.S.

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

On December 24, 2021, the CSRC published the Draft Administration Provisions, and the Draft Measures for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, we believe ALECS is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China, and none of the senior managers in charge of the Company’s business operation and management is domiciled in mainland China.

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

It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ALECS’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. As of the date of this annual report, ALECS is not required to obtain any permission or approval from mainland China or Hong Kong authorities to operate our business. ALECS is not required to obtain regulatory approval for the Proposed IPO to foreign investors from the PRC authorities, or to pass cybersecurity review of CAC. However, it is highly uncertain that whether there will be significant changes to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and that ALECS will be required to obtain such approval in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this annual report is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2024, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) a lack of independent directors and an audit committee; (iv) a lack of controls around data edit rights; and (v) a lack of controls or procedures to monitor the system operation and management, which influences the information technology general controls (“ITGCs”) on privileged access and system changes.

We intent to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; (iv) implementing appropriate backup and recovery procedures and limiting authorized people to have access to the backup media; and (v) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Prior to the Proposed IPO, we are a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

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

We expect to qualify as a foreign private issuer upon the completion of the Proposed IPO. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of the Proposed IPO, we may cease to qualify as a foreign private issuer in the future.

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

Upon consummation of the Proposed IPO pursuant to the post-effective amendment to registration statement on Form F-1 (File No. 333-239225), we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Proposed IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our Proposed IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our board of directors may decline or delay to register transfers of Ordinary Shares in certain circumstances.

Our Board of Directors may resolve to decline or delay to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our Board of Directors may from time to time require, is paid to us in respect of the transfer of such Ordinary Shares. However, our Board of Directors may not resolve to refuse or delay the transfer of any Ordinary Share, unless the shareholder has failed to pay an amount due in respect of such Ordinary Shares.

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

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the Draft Administration Provisions, and the Draft Measures for public comment.

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

It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, operations or the Proposed IPO as we do not believe that ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) ALECS operates without any subsidiary or VIE structure in mainland China; (iii) as of the date of this annual report, ALECS is not in possession of personal information of any mainland Chinese individual clients; and (iv) as of the date of this annual report, ALECS has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, ALECS’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future. We have been advised by Han Kun Law Offices that based on their understanding of the current Hong Kong laws, as of the date of this annual report, ALECS is not required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. or issuing our Ordinary Shares to foreign investors, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to its regulation; and (ii) ALECS was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

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

On December 24, 2021, the CSRC published the Draft Administration Provisions, and the Draft Measures for public comment. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which took effect on March 31, 2023. Compared to the Draft Measures, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when the Company is subject to such filing requirements, we will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us. Based on laws and regulations currently in effect in the PRC, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, we believe ALECS is not required to obtain regulatory approval from the CSRC or go through the filing procedures under the Trial Administrative Measures before our Ordinary Shares can be listed or offered in the U.S. because a) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, and b) none of the Company’s business activities are conducted in mainland China, nor is its main place of business located in mainland China, and none of the senior managers in charge of the Company’s business operation and management is domiciled in mainland China.

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

Risks Related to Our Ordinary Shares

Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, China’s Ministry of Finance, and the PCAOB signed the SOP Agreements governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP Agreements disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our former auditor, Friedman LLP, and our current auditor, Marcum Asia are required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Friedman and Marcum Asia are both headquartered in Manhattan, New York, and have been inspected by the PCAOB on a regular basis and neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. Currently, we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB. In addition, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the Board of Directors or management. Our Proposed IPO will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Upon completion of our Proposed IPO, the trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our ordinary shares may be volatile.

Upon completion of our Proposed IPO, the market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

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

Our Board of Directors approved and declared dividends to shareholders. On December 22, 2023, the Company declared a dividend distribution of HKD 0.41 (US$0.05) per share, in an aggregate amount of HKD 7,830,800 (US$1,000,000) to our shareholders, which we refer to as the 2023 Special Dividend. The 2023 Special Dividend was paid in three installments: US$89,172 on January 11, 2024, US$740,000 on January 16, 2024, and US$170,828 on January 17, 2024. On April 1, 2020, the Company’s Board of Directors approved and declared dividend per share HKD 0.3 to its shareholders, which we refer to as the 2020 Special Dividend. This amount HKD 3,045,558 was paid in full to its shareholders on April 7, 2020. On May 17, 2019, the Company declared dividend per share HKD 0.17 to its shareholders, which we refer to as the 2019 Special Dividend. This amount HKD 1,700,000 was paid in full to its shareholders on July 9, 2019. Other than the 2019, 2020 and 2023 Special Dividends, we have not declared or paid any cash dividends on our capital shares.

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

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete the Proposed IPO. If we choose to follow the British Virgin Islands’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3.D. – Risk Factors – Risks Related to Our Ordinary Shares – As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.”

As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our Board of Directors than they would as public shareholders of a company incorporated in the United States.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following the Proposed IPO), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash we raise in the Proposed IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10.E. Taxation— Passive Foreign Investment Company.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the British Virgin Islands on January 22, 2020. ALE (BVI) Limited (“BVI Sub”), our wholly owned subsidiary, was incorporated in the British Virgin Islands on February 20, 2020. ALE Corporate Services Ltd., a wholly owned subsidiary of BVI Sub, was incorporated in Hong Kong on June 30, 2014. BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via a share exchange agreement on March 10, 2020. We acquired all the equity interests of BVI Sub via a share exchange agreement on March 11, 2020

Our principal executive office is located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong, and our telephone number is (+852) 3620 2688. Our registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BVI. We maintain a website at www.alecs.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

B. Business Overview

We are a holding company incorporated in the BVI with all of our operations conducted in Hong Kong by our wholly-owned subsidiary, ALECS. We provide accounting and corporate consultancy services to small and medium-sized businesses. Our services include financial reporting, corporate consultancy, going public consultancy, internal control advisory, taxation and corporate secretary. Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and company secretarial needs of small and medium enterprises operating in Asia and the United States.

Since our inception until March 31, 2024, our revenue was mainly generated from our accountancy and corporate consultancy services provided by ALECS. We also generated revenue from taxation and company secretarial services provided by ALECS. We generated a total revenue of approximately HKD 17,439,535, HKD 12,532,531, and HKD 11,980,435 (USD$ 1,530,870) for the fiscal years ended March 31, 2022, 2023, and 2024, respectively. The revenues generated from accounting and corporate consultancy services were HKD 14,669,200, HKD 9,786,400, and HKD 9,820,080 (US$ 1,254,818) for the fiscal years ended March 31, 2022, 2023, and 2024, respectively. The revenues generated from taxation services were HKD 1,329,600, HKD 1,240,000, and HKD 950,000 (US$ 121,392) for the fiscal years ended March 31, 2022, 2023, and 2024, respectively. The revenues generated from company secretarial services were HKD 1,440,735, HKD 1,506,131, and HKD 1,210,355 (US$ 154,660) for the fiscal years ended March 31, 2022, 2023, and 2024, respectively. We launched services through ALECS in 2014. ALECS focused on assisting small to medium-sized corporations by providing “one-stop solutions” in financial consulting, corporate services, accounting and banking advisory services. ALECS has a team of qualified and experienced professionals with solid background in banking, taxation, corporate secretarial services and pre-IPO accounting advisory for Hong Kong and U.S. capital market. ALECS assists to design different growth strategies for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. As of March 31, 2024, ALECS had 296 client  engagements. Our goal is to become an international consulting company with clients and offices throughout Asia and the United States.

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

Internal Control Advisory Services

ALECS also provides internal control review and analysis to its clients listed on various equity markets. Generally, ALECS performs annual or interim internal control testing in accordance with the exchange rules, laws and regulations. Upon the completion of the internal control assessment, ALECS delivers internal control review reports with recommendations to our clients.

For the internal control advisory engagements, ALECS generally bills its clients upon completing its client review and providing deliverables to its clients.

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

Our Clients

ALECS’ client base includes both private and publicly-traded companies incorporated primarily in Hong Kong, the British Virgin Islands and the United States. As of March 31, 2024, ALECS had 296 client engagements.

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

Intellectual Property

ALECS owns the domain for our website: ALECS.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

Competition

We face competition from a number of PRC based consulting companies providing going public consulting services, including such as Asia Times Holdings Ltd, Greenpro Capital Corp., Marble Consultants, and Dragon Victory International Limited. We also face competition from smaller local CPA firms. However, we believe that we are able to differentiate ourselves from our competitors through our high-level services, our ability to offer a range of services to each client, and our ten-year track record.

Our Competitive Advantages

We believe that the following strengths enable ALECS to capture opportunities in the financial service industry in China and differentiate it from the competitors:

Experienced and Highly Qualified Team.

We built a highly-qualified professional service team with extensive experience in banking, accounting, taxation and company secretarial services. The majority of the members of our management team are Chartered Accountants with solid experience in accounting and corporate consultancy. For example, our CEO, Mr. Tak Ching (Anthony) Poon, has over 15 years of experience in banking, accounting and corporate finance. We highly value members of our qualified professional team and are constantly looking to hire new talent.

Recognition and Reputation.

Many of ALECS’ current and former clients have achieved their business objectives, partly as a result of our services. We believe our industry reputation will be a major drive for ALEC’s continued growth.

Cooperation and Relationships with Local Chamber of Commerce and Associations.

Over the past few years, ALECS has established strong relationships with relevant local government associations. ALECS has knowledge of how these governmental systems operate, which provides for a seamless working relationship with the relevant regulatory agencies and minimal regulatory issues during the process.

Long Term Cooperation Relationship with Third Party Professional Providers.

Over the past few years, ALECS has developed key third-party relationships with world-renown professionals in Asia and the United States, including those with deep industry experience in financial reporting, banking and financing. We believe this reflects both on ALECS’s credibility and its commitment towards providing quality services to its clients. During the ten years  of our operation, ALECS frequently works with Hong Kong sponsors for listing, auditors, commercial bankers and private bankers and other professionals in the corporate and finance industry on projects. Many of ALECS’s new clients were generated through referrals from these third-party professional providers that it works with. The professional recognition of ALECS’ services and referrals reflects its credibility and commitment toward providing quality services to its clients. In the event ALECS’ clients need auditing, banking or other professional services, we have a reliable pool of candidates to recommend.

Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States. Our long-term relationship with third party professional providers enables our clients to gain direct access to and obtain high quality professional services from these professionals. Some of the ALECS’ clients are listed on U.S. exchanges and need to comply with various requirements or standards across different jurisdictions. The long-term cooperation relationships strengthen our competitive position of providing a one-stop solution for the needs of ALECS’ clients. By working collaboratively with third party professional providers, we are able to guide and assist clients efficiently.

Employees

As of March 31, 2024, we had a total of 6 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us.

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

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our wholly-owned subsidiary, ALECS, was granted a TCSP license for a period of three years starting from May 20, 2024 to May 19, 2027.

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

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Mr. Wai Man (Raymond) Yip has been appointed as both the CO and MLRO of ALECS.

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

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong), or the UNSO, and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan, Iran and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

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

Regulations Related to the British Virgin Islands

Regulations related to the British Virgin Islands Data Protection Act, 2021

The Data Protection Act, 2021 (the “DPA”) came into force in the British Virgin Islands on 9 July 2021. The DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The DPA is centered around seven data protection principles which require that:

●	personal data must not be processed unless specific conditions are met;

●	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

●	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

●	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

●	personal data must not be kept for longer than is necessary for the purpose;

●	personal data must be accurate, complete, not misleading and kept up to date; and

●	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the DPA.

The DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the DPA. Offences under the DPA include

●	processing sensitive personal data in contravention of the DPA;

●	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

●	willfully disclosing personal information in contravention of the DPA; and

●	collecting, storing or disposing of personal information in a manner that contravenes the DPA.

●	any information available to the data controller as to the source of the personal data and the data subject’s right to request access to and correct the personal data. Where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

Offences committed under the DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the DPA may institute civil proceedings in the British Virgin Islands courts.

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report and after giving effect to the Company’s Proposed IPO (assuming the underwriters do not exercise their over-allotment option):

D. Property, plants and equipment

Description of Property

Our principal executive office is located at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong. ALECS leased an aggregate of 977 square meters of property from an unrelated third party pursuant to the terms of a lease agreement. The duration of the current lease is for two years, from March 1, 2024 until February 28, 2026.

The operating lease expense amounted to HKD 299,721, HKD 304,824 and HKD 302,870 (US$38,701), for the years ended March 31, 2022, 2023, and 2024, respectively.

Future minimum lease payments under the lease agreement are as follows as of March 31, 2024:

Years ending March 31,	Amount (HKD)	Amount (US$)
2025	$281,376	$35,954
2026	257,928	32,958
Total future lease payments	539,304	68,912
Amount representing interest	(30,456)	(3,891)
Present value of future payments	$508,848	$65,021

We believe our facilities are sufficient for our business operation.

Intellectual Property

ALECS owns the domain name for our website: ALECS.com.hk. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

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

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the section headed “Summary Financial and Operating Data” and its financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

ALE Group Holding Limited is a holding company incorporated on January 22, 2020 under BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd, a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing accounting and corporate consulting services to small and medium-sized businesses. The Company’s headquarter is located in Hong Kong, China. The “Company” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section refers to ALE and its subsidiaries, to reflect the applicable information on a consolidated basis, unless the context otherwise indicates.

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

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities

ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding

ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding

ALE Corporate Services Ltd (“ALECS”)	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing accounting and corporate consulting services to small and medium-sized businesses

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

Economic Conditions in Mainland China and Hong Kong

The demand for accounting and corporate consultancy services is dependent upon overall economic conditions in mainland China and Hong Kong. A slowdown in the economy, such as deterioration of overall economic sentiment may decrease the willingness of corporate clients to expand their business, which in turn may decrease their needs on overall corporate services and affect our operating business performance.

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

Ability to Attract and Retain Our Key Personnel

The Company relies heavily on the expertise and leadership of its directors and officers to maintain its core competence. Under their leadership, the Company has been able to achieve expansion and significant growth since its incorporation in 2014. The Company strives to continue to explore new business lines and new clients, it expects to continue to invest resources in hiring and retaining a deep talent pool of financial consultancy professionals. Its ability to sustain its growth will depend on its ability to attract qualified personnel and retain its current staff.

Year ended March 31, 2023 compared to year ended March 31, 2024

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years ended March 31, 2023 and 2024, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31
	2023		2024
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Accounting and corporate consultancy services	$9,786,400	78.1%	$9,820,080	$1,254,818	82.0%
Taxation services	1,240,000	9.9%	950,000	121,392	7.9%
Company secretarial services	1,506,131	12.0%	1,210,355	154,660	10.1%
Total revenues	12,532,531	100.0%	11,980,435	1,530,870	100.0%

Operating expenses
Direct cost of revenues	3,102,891	24.8%	2,691,125	343,874	22.5%
Selling and marketing expenses	448,847	3.6%	321,857	41,127	2.7%
General and administrative expenses	2,061,879	16.4%	2,469,604	315,569	20.6%
Provision for credit losses	266,728	2.1%	106,946	13,666	0.9%
Total operating expenses	5,880,345	46.9%	5,589,532	714,236	46.7%
Income from operations	6,652,186	53.1%	6,390,903	816,634	53.3%
Other income	237,310	1.9%	351,855	44,960	2.9%
Income before income taxes	6,889,496	55.0%	6,742,758	861,594	56.2%
Income tax expense	861,845	6.9%	1,479,979	189,113	12.4%
Income after income taxes	6,027,651	48.1%	5,262,779	672,481	43.8%
Foreign currency translation adjustment	12,562	0.1%	(13,634)	7,423	0.5%
Net income	$6,040,213	48.2%	$5,249,145	$679,904	44.3%

Revenues

For the years ended March 31, 2023 and 2024, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS, namely, accounting and corporate consultancy services, taxation services and company secretarial services.

The following table presents ALECS’ revenues disaggregated by service lines for the years ended March 31, 2023 and 2024:

	For the years ended March 31
	2023	2024	2024	Change	Change
Revenues	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$9,300,000	$1,188,362	$-	-%
Internal control advisory services	486,400	520,080	66,456	33,680	6.9%
Subtotal accounting and corporate consultancy services	9,786,400	9,820,080	1,254,818	33,680	0.3%
Taxation services	1,240,000	950,000	121,392	(290,000)	(23.4)%
Company secretarial services	1,506,131	1,210,355	154,660	(295,776)	(19.6)%
Total revenues	$12,532,531	$11,980,435	$1,530,870	$(552,096)	(4.4)%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2023 and 2024:

	For the years ended March 31
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,397,398	$2,030,365	$259,442	$(367,033)	(15.3)%
Services and deliverables transferred over time	10,135,133	9,950,070	1,271,428	(185,063)	(1.8)%
Total revenues	$12,532,531	$11,980,435	$1,530,870	$(552,096)	(4.4)%

The total number of client engagements for the year ended March 31, 2024 slightly decreased by 17 from 313 in the year ended March 31, 2023 to 296 in the year ended March 31, 2024. Total revenue amount also dropped by HKD 552,096 (US$70,547) from HKD 12,532,531 in the year ended March 31, 2023 to HKD 11,980,435 (US$1,530,870) in the year ended March 31, 2024. The decline was predominately driven by a plunge in revenues from taxation and company secretarial services by HKD 290,000 and HKD 295,776, respectively. Such decrease was offset by a slight increase in revenues from internal control services by HKD 33,680 (US$4,303).

Accounting and corporate consultancy services include accounting services, general corporate consultancy services, going public consultancy services and internal control services.

For the years ended March 31, 2023 and 2024, we did not have client engagements for accounting services. Starting in fiscal year 2022, we trimmed a number of low value client engagements of accounting services and some of those clients had decided to recruit in-house consulting personnel for cost reduction purpose, as uncertainties rise in the global economy.

Our corporate consultancy services for the years ended March 31, 2023 and 2024 primarily included general corporate consultancy services and internal control advisory services. Our revenues from general corporate consultancy services and the number of client engagements in this category for the year ended March 31, 2024 were comparable to the same period in 2023. Our revenues from internal control advisory services increased by HKD 33,680 in the year ended March 31, 2024 as we incurred additional billing hours.

Our revenue of taxation services decreased by HKD 290,000 from HKD 1,240,000 for the year ended March 31, 2023 to HKD 950,000 (US$121,392) for the same period in 2024. Even though the total number of client engagements slightly decreased (from 4 to 3), the average revenue per client engagement increased by roughly 2.2% (from HKD 310,000 to HKD 316,667) through adjusting upward the average fee upon the renewal of the contracts with existing clients to enhance the overall margin.

Our revenue from company secretarial services decreased by 19.6% from HKD 1,506,131 for the year ended March 31, 2023 to HKD 1,210,355 (US$154,660) for the same period in 2024. The number of engagement clients of company secretarial services for the year ended March 31, 2024 decreased by 16 from 298 in 2023 to 282 in 2024. Additionally, our average billing rate decreased by approximately 15%, from HKD 5,054 for the year ended March 31, 2023 to HKD 4,292 in the same period in 2024. As the business and economic activities in Hong Kong slowed down in 2024, we reduced our service fee in order to remain competitive. Accordingly, we recognized a lower company secretarial revenue in the year ended March 31, 2024 compared to prior year.

Operating Expenses

The Company’s total operating expenses decreased by HKD 290,813 from HKD 5,880,345 in the year ended March 31, 2023 to HKD 5,589,532 (US$714,236) in the year ended March 31, 2024, principally driven by a decrease in direct cost of revenues by HKD 411,766, selling and marketing expenses by HKD 126,990 and provision for credit losses by HKD 159,782, partially offset by an increase in general and administrative expenses by HKD 407,725.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, group medical insurance, staff allowance and recruitment fees. For the year ended March 31, 2024, direct cost of revenues was HKD 2,691,125 (US$343,874), decreased by HKD 411,766 or 13.3% from HKD 3,102,891 in the same period in 2023. Such reduction was attributable to the resignation of one of our employees during the year ended March 31, 2024.

Selling and marketing expenses

The following table sets forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	(%)
Selling and marketing expenses
Advertising	$19,125	$-	$-	$(19,125)	(100.0)%
Entertainment	429,722	321,857	41,127	(107,865)	(25.1)%
Total selling and marketing expenses	$448,847	$321,857	$41,127	$(126,990)	(28.3)%

Advertising

Advertising expenses for the years ended March 31, 2023 and 2024 were HKD19,125 and HKD nil (US$ nil), respectively. During the year ended March 31, 2023, we engaged a third party to promote and market our business. This type of promotional and marketing activity was not launched during the year ended March 31, 2024.

Entertainment

Entertainment expenses include meal, entertainment and meeting with current or potential clients incurred by the directors and executives of ALECS during their business travels in order to further promote and market its business. Entertainment expenses decreased by HKD 107,865, or 25.1%, from HKD 429,722 for the year ended March 31, 2023 to HKD 321,857 (US$41,127) for the same period in 2024. Compared to the same period in 2024, ALECS had initiated more face-to-face meetings with its current and potential clients after the COVID-19 pandemic restrictions were relaxed during the year ended March 31, 2023. Additionally, due to global economic uncertainties and geopolitical volatility, our potential clients tended to delay their plans for going public, our meetings with our potential clients were comparatively fewer in the year ended March 31, 2024.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, depreciation, government agency fees, insurance, legal and professional fees, office expenses, rental expense, utilities, maintenance and government rates, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended March 31
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	(%)
Business travel and accommodation	$32,184	$28,323	$3,619	$(3,861)	(12.0)%
Depreciation	1,387	2,380	304	993	71.6%
Government agency fees	4,184	13,508	1,726	9,324	222.8%
Insurance	5,642	7,735	988	2,093	37.1%
Legal and professional fees	1,014,010	1,472,336	188,136	458,326	45.2%
Office expenses	178,028	162,967	20,824	(15,061)	(8.5)%
Office rental	304,824	302,870	38,701	(1,954)	(0.6)%
Utilities, maintenance and government rates	70,157	78,283	10,003	8,126	11.6%
Salaries and employee benefits	437,628	376,712	48,138	(60,916)	(13.9)%
Others	13,835	24,490	3,130	10,655	77.0%
Total	$2,061,879	$2,469,604	$315,569	$407,725	19.8%

General and administrative expenses increased by HKD 407,725 or 19.8% from HKD 2,061,879 for the year ended March 31, 2023 to HKD 2,469,604 (US$315,569) in the same period in 2024, predominantly driven by a surge in legal and professional fees by HKD 458,326. Besides, our depreciation, government agency fees, insurance, utilities, maintenance and government rates and others increased by HKD 993, HKD 9,324, HKD 2,093, HKD 8,126 and HKD 10,655, respectively. The overall increment was offset by a fall in business travel and accommodation, office expenses, office rental and salaries and employee benefits by HKD 3,861, HKD 15,061, HKD 1,954 and HKD 60,916, respectively.

Business travel and accommodation

Business travel and accommodation expense primarily consisted of local and overseas business travel, gasoline expense, local transportation and hotel accommodation incurred by the directors, executives and employees for business purposes.

Business travel and accommodation expense was HKD 28,323 (US$ 3,619) in the year ended March 31, 2024, compared to HKD 32,184 in the same period in 2023 with a slight decrease by HKD 3,861 or 12.0%. During the year ended March 31, 2023, our executives incurred more local and overseas travel to meet the Company’s clients after the COVID-19 policy restriction had been relaxed.

Depreciation

ALECS incurred depreciation expense for its leasehold improvements, furniture and equipment and computer software. Depreciation expense increased by HKD 993 or 71.6%, from HKD1,387 in the year ended March 31, 2023 to HKD 2,380 (US$304) in the same period in 2024. We had purchased a new computer equipment in September 2022; hence, depreciation expense incurred in the year ended March 31, 2023 was comparatively lower than in the same period in 2024. We recorded a full year of depreciation for this asset in the year ended March 31, 2024.

Government agency fees

Government agency fees included, but were not limited to, business registration, registration fee to the Internal Revenue Department of Hong Kong, fees related to company registry, government rates on properties rental, stamp duties, company search, motor vehicle license fee, registration and renewal.

Government agency fees increased by HKD 9,324, or 222.8%, from HKD 4,184 in the year ended March 31, 2023 to HKD 13,508 (US$1,726) in the same period in 2024. We conducted a higher volume of company searches for offshore entities during the year ended March 31, 2024 compared to the same period in 2023.

Insurance

Insurance cost included the medical insurance and employee compensation insurance premiums ALECS paid for its employees.

Insurance cost increased by HKD 2,093 or 37.1%, from HKD 5,642 in the year ended March 31, 2023 to HKD 7,735 (US$988) in the year ended March 31, 2024. Our insurance providers raised our insurance premiums in the year ended March 31, 2024.

Legal and professional fees

Legal professional fees included service fees paid to attorneys, solicitors, auditors and any other third-party service providers such as business registration services. The Company incurred legal and professional fees in the amount of HKD 1,472,336 (US$188,136) in the year ended March 31, 2024 compared to HKD 1,014,010 in the same period in 2023 with a surge by HKD 458,326, or 45.2%. We incurred a higher audit fee in the year ended March 31, 2024 compared to that in the same period in 2023.

Office expenses

Office expenses included, but were not limited to, office supplies, software license services, telephone system and internet, postage and courier, printing and stationery, repair and maintenance and subscription fees.

Compared to the same period in 2023, ALECS’ office expenses for the year ended March 31, 2024 reduced by HKD 15,061 or 8.5% from HKD178,028 for the year ended March 31, 2023 to HKD 162,967 (US$20,824) in 2024, as our telephone and technical support fees were comparatively lower in current year. We incurred one-time website upgrade fee in the year ended March 31, 2023 which did not exist in the same period in 2024.

Office rental

Office rental represented rent paid for ALECS’ office facility in Hong Kong. Office facility rent slightly decreased by HKD 1,954, or 0.6%, from HKD 304,824 in the year ended March 31, 2023 to HKD 302,870 (US$38,701) in the same period in 2024. Beginning in March 2024, ALECS’ lessor discounted our monthly rental from HKD 25,402 to HKD 23,448.

Utilities, maintenance and rates

Utilities, maintenance and rates are composed of electricity, building management fees and property tax ALECS paid for its office facility in Hong Kong. The utilities, maintenance and rates increased by HKD 8,126, or 11.6%, from HKD 70,157 in the year ended March 31, 2023 to HKD 78,283 (US$10,003) in the same period in 2024. We incurred a higher property management fee and government rate in the year ended March 31, 2024.

Salaries and employee benefits

Salaries and employee benefits included director’s remuneration, staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training and staff allowance. ALECS’ salaries and employee benefits decreased by HKD 60,916, or 13.9%, from HKD 437,628 in the year ended March 31, 2023 to HKD 376,712 (US$48,138) in the same period in 2024. Compared to the same period in 2023, the salaries and employee benefits were lower in the year ended March 31, 2024, as one of our employees resigned in June 2023.

Others

Other expenses included bank charges, recruitment expense, subscription fee, and sundry expenses. For the year ended March 31, 2023, we incurred other expenses in an amount of HKD 13,835 which consisted of bank charges, HKD 8,141, subscription fee, HKD 5,300 and sundry expenses, HKD 394.

Other expenses increased by HKD 10,655 from HKD 13,835 for the year ended March 31, 2023 to HKD 24,490 (US$3,130) in the same period of 2024. During the year ended March 31, 2024, we incurred bank charges, HKD 14,944 (US$1,910), subscription fee, HKD 8,546 (US$1,092) and sundry expenses, HKD 1,000 (US$128). Our bank charges increased significantly during the year ended March 31, 2024 as our banks raised their service charges. During the year ended March 31, 2024, we renewed our Trust and Company Service Providers License with Hong Kong Company Registry. Accordingly, we incurred a higher subscription fee by HKD 3,246 compared to the same period in 2023.

Provision for credit losses

We adopted ASC 326 on April 1, 2023 and maintains a provision for credit losses under the current expected credit loss model (“the CECL model”). Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable and other receivables, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Upon adoption of ASC 326, we recorded a cumulative effect adjustment, HKD 315,328 (US$40,293) which resulted in increasing the opening balance of retained earnings and reducing the opening balance of provision for credit losses on the consolidated balance sheet as of April 1, 2023.

During the years ended March 31, 2023 and 2024, we recognized an addition to our provision for credit losses in an amount of HKD 266,728 and HKD 106,946, (US$13,666) respectively, on the consolidated statements of income and comprehensive income. The change to the provision for credit losses declined by HKD 159,782 or 59.9% in the year ended March 31, 2024 compared to the same period in 2023.

The amount of provision for credit losses related to accounts receivable recorded on its consolidated statements of income during the year ended March 31, 2024 dropped by HKD 53,616, from HKD 142,194 in the same period of 2023 to HKD 88,578 (US$11,319) in current year. As of March 31, 2024, the outstanding balances of our accounts receivable in the aging groups within 274 – 365 days and over 365 days reduced by HKD 3,033,234 and HKD 168,621, respectively, compared to those as of March 31, 2023. We continued to exert our efforts in collection and received HKD 4,442,620 for our account receivable especially those over 180 days in the subsequent period as of the date of this prospect. We factored the customer settlements received for our account receivable in subsequent period when we estimated our provision for credit losses as of March 31, 2023 and 2024.

The amount of provision for credit losses related to other receivables recorded on its consolidated statements of income during the year ended March 31, 2024 fell by HKD 106,166, from HKD 124,534 in the same period of 2023 to HKD 18,368 (US$2,347) in current year. As of March 31, 2024, the outstanding balances of our other receivables in the aging group over 365 days reduced by HKD 89,959 compared to those as of March 31, 2023. We continued to exert our efforts in collection and received HKD 104,373 for our other receivables especially those over 180 days in the subsequent period as of the date of this prospect. We factored the customer settlements received for our account receivables in subsequent period when we estimated our provision for credit losses as of March 31, 2023 and 2024.

Other income

Other income was primarily comprised of the foreign currency exchange gain or loss, an interest income, gain on disposal of property and equipment and government subsidy. Other income for the year ended March 31, 2024 was HKD 351,855 (US$44,960) compared to HKD 237,310 in the same period in 2023 with an increase by HKD 114,545 or 48.3%.

During the year ended March 31, 2023, we recognized interest income, HKD 75,735, government subsidy, HKD 168,000 and foreign currency exchange loss, HKD 6,425. During the same period in 2024, we recorded interest income, HKD 379,808 (US$48,532) offset by foreign currency exchange loss, HKD 27,953 (US$3,572). Our interest income surged by HKD 304,073 or 401.5% in the year ended March 31, 2024 compared to the same period in 2023 as we enrolled in fixed deposits which offered higher interest rates.

Income tax expense

Income tax expense was HKD 1,479,979 (US$189,113) for the year ended March 31, 2024, as compared to HKD 861,845 for the year ended March 31, 2023. A significant rise in our income tax expense by HKD 618,134 or 71.7% due to additional profits tax amount imposed for the tax year 2021 by Hong Kong tax authority.

We believe that a valuation allowance is not necessary for the deferred assets because we had generated sufficient deferred tax liabilities and there will be adequate operating income generated in future years based on the fact that we generated profits historically and in the current year. We expected to continue to generate profits in future periods.

Net income

As a result of the above discussed, the Company recorded a net income of HKD 5,262,779 (US$672,481) for the year ended March 31, 2024, representing a decline of HKD 764,872 or 12.7% from a net income of HKD 6,027,651 for the year March 31, 2023. A shrinkage in its net income in the year ended March 31, 2024 was predominantly due to a decline in revenue and an increase in professional fee and income tax expense in the fiscal year 2024 as previously discussed.

Year ended March 31, 2022 compared to year ended March 31, 2023

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31,
	2022		2023
	HKD	% of Revenue	HKD	% of Revenue
Revenues
Accounting and corporate consultancy services	$14,669,200	84.1%	$9,786,400	78.1%
Taxation services	1,329,600	7.6%	1,240,000	9.9%
Company secretarial services	1,440,735	8.3%	1,506,131	12.0%
Total revenues	17,439,535	100.0%	12,532,531	100.0%

Operating expenses
Direct cost of revenues	3,011,849	17.3%	3,102,891	24.8%
Selling and marketing expenses	216,254	1.2%	448,847	3.6%
General and administrative expenses	2,101,329	12.0%	2,061,879	16.4%
Provision for doubtful accounts	252,196	1.5%	266,728	2.1%
Total operating expenses	5,581,628	32.0%	5,880,345	46.9%
Income from operations	11,857,907	68.0%	6,652,186	53.1%
Other income	69,930	0.4%	237,310	1.9%
Income before income taxes	11,927,837	68.4%	6,889,496	55.0%
Income tax expense	1,711,630	9.8%	861,845	6.9%
Income after income taxes	10,216,207	58.6%	6,027,651	48.1%
Foreign currency translation adjustment	-	0%	12,562	(0.2)%
Net income	$10,216,207	58.6%	$6,040,213	47.9%

Revenues

For the years ended March 31, 2022 and 2023, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS, namely, accounting and corporate consultancy services, taxation services and company secretarial services.

The following table presents ALECS’ revenues disaggregated by service lines for the years ended March 31, 2022 and 2023:

	For the years ended March 31
	2022	2023	Change	Change
Revenues	HKD	HKD	HKD	%
Accounting services	$109,000	$-	$(109,000)	(100.0)%
General corporate consultancy services	7,800,000	9,300,000	1,500,000	19.2%
Going public consultancy services	6,510,600	-	(6,510,600)	(100.0)%
Internal control advisory services	249,600	486,400	236,800	94.9%
Subtotal accounting and corporate consultancy services	14,669,200	9,786,400	(4,882,800)	(33.3)%
Taxation services	1,329,600	1,240,000	(89,600)	(6.7)%
Company secretarial services	1,440,735	1,506,131	65,396	4.5%
Total revenues	$17,439,535	$12,532,531	$(4,907,004)	(28.1)%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2022 and 2023:

	For the years ended March 31
	2022	2023	Change	Change
	HKD	HKD	HKD	%
Services and deliverables transferred at a point in time	$2,315,283	$2,397,398	$82,115	3.5%
Services and deliverables transferred over time	15,124,252	10,135,133	(4,989,119)	(33.0)%
Total revenues	$17,439,535	$12,532,531	$(4,907,004)	(28.1)%

The total number of client engagements for the year ended March 31, 2023 slightly decreased by 29 from 342 in the year ended March 31, 2022 to 313 in the year ended March 31, 2023. Total revenue amount also dropped by HKD 4,907,004 from HKD 17,439,535 in the year ended March 31, 2022 to HKD 12,532,531 in the year ended March 31, 2023. The decline was predominately driven by an absence of revenues from going public consultancy services and accounting services in the year ended March 31, 2023. Such decrease was offset by an increase in revenues from internal control services by HKD 236,800 and general corporate consultancy services by HKD 1,500,000.

Accounting and corporate consultancy services include accounting services, general corporate consultancy services, going public consultancy services, internal control services and others. Beginning in June 2021, we launched going public consultancy services to the clients plan to become public companies in the United States or other countries. Our revenues from accounting and corporate consultancy service for the year ended March 31, 2023 was HKD 9,786,400 compared to HKD 14,669,200 for the same period in 2022 with a plunge by HKD 4,882,800. Total number of client engagements dropped from 18 during the year ended March 31, 2022 to 11 during the same period in 2023.

During the year ended March 31, 2023, we did not have client engagements for accounting services. Since the second half of prior fiscal year, we started trimming down a number of low value client engagements of accounting services and some of those clients had decided to recruit in-house consulting personnel for cost reduction purpose, as uncertainties rise in the global economy.

Our corporate consultancy services for the years ended March 31, 2022 and 2023 included two distinct types of categories: general corporate consultancy services and going public consultancy services. Our revenue from general corporate consultancy services increased by HKD 1,500,000, from HKD 7,800,000 for the year ended March 31, 2022 to HKD 9,300,000 for the same period in 2023. We had experienced a slight increase in the number of client engagements of general corporate consultancy services, from 9 for the year ended March 31, 2022 to 10 in the same period in 2023. Additionally, we increased our profit margin of general corporate consultancy services by adjusting our billing rate. Our average billing per client engagement climbed from HKD 866,667 for the year ended March 31, 2022 to HKD 930,000 for the same period in 2023. We introduced going public consultancy services in June 2021 and generated revenue and we had three client engagements in the year ended March 31, 2022. During the year ended March 31, 2023, we did not recognize any revenue for going public consultancy services as our performance obligations of going public consultancy clients have not been fully completed, as the proposed initial public offerings of our going public consultancy clients are not yet completed. We also did not have any new engagements for going public during the year ended March 31, 2023. Given the tightened market liquidity, volatile stock markets, high interest rate and inflation, lower market valuation, uncertainty around the global banking crisis and geopolitical strains, many IPO candidates postponed their IPO plans in an anticipation of favorable market conditions. We continue to promote our going public consultancy services to the potential clients.

The revenue of taxation services decreased from HKD 1,329,600 for the year ended March 31, 2022 to HKD 1,240,000 for the same period in 2023. Since 2011, ALECS focused on serving high value client services (which requested a robust tax planning together with tax filing with Hong Kong Inland Revenue Department) and trimming down the low value ones (which required the simple straight forward tax filing). As a result, even though the total number of client engagements has decreased by 4 (from 8 to 4), the average revenue per client engagement has increased significantly by roughly 87% (from HKD 166,200 to HKD 310,000) through adjusting upward the average fee upon the renewal of the contracts with existing clients or acceptance of new clients to enhance the overall margin.

Our revenue from providing company secretarial services increased by 4.5% from HKD 1,440,735 for the year ended March 31, 2022 to HKD 1,506,131 for the same period in 2023. While the number of engagement clients of company secretarial services for the year ended March 31, 2023 fell by 18 from 316 in 2022 to 298 in 2023, our average billing rate increased by approximately 11%, from HKD 4,559 for the year ended March 31, 2022 to HKD 5,054 in the same period in 2023. Accordingly, we recognized a higher company secretarial revenue in the year ended March 31, 2023 compared to the same period in 2022.

Operating Expenses

The Company’s total operating expenses increased by HKD 298,717 from HKD 5,581,628 in the year ended March 31, 2022 to HKD 5,880,345 in the year ended March 31, 2023, driven by a raise in direct cost of revenue by HKD 91,042, a spike in selling expense by HKD 232,593, and a slight increase in provision for doubtful accounts by HKD 14,532, offset by a fall in general and administrative expenses by HKD 39,450.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fees. For the year ended March 31, 2023, direct cost of revenues was HKD 3,102,891, increased by HKD 91,042 or 3.0% from HKD 3,011,849 in the same period in 2022. Compared to the same period in 2022, we incurred a higher direct cost of revenue in the year ended March 31, 2023, as we offered a pay raise to our employees in January 2023.

Selling and marketing expenses

The following table set forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2022	2023	Change	Change
	HKD	HKD	HKD	(%)
Selling and marketing expenses
Advertising	$-	$19,125	$19,125	100.0%
Entertainment	216,254	429,722	213,468	98.7%
Total selling and marketing expenses	$216,254	$448,847	$232,593	107.6%

Advertising

Advertising expenses for the years ended March 31, 2022 and 2023 were nil and HKD 19,125, respectively. During the year ended March 31, 2023, we engaged a third party to promote and market our business.

Entertainment

Entertainment expenses were comprised of meal, entertainment and meeting with the current or potential clients incurred by the directors and executives of ALECS during their business travels in order to further promote and market its business. Entertainment expense increased by HKD 213,468, or 98.7%, from HKD 216,254 for the year ended March 31, 2022 to HKD 429,722 for the same period in 2023, as ALECS incurred more face-to-face meetings with its current and potential clients after the COVID-19 pandemic restrictions had been relaxed.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, depreciation, government agency fees, insurance, legal and professional fees, office expenses, rental expense, utilities, maintenance and government rates, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended March 31
	2022	2023	Change	Change
	HKD	HKD	HKD	(%)
Business travel and accommodation	$4,324	$32,184	$27,860	644.3%
Depreciation	1,501	1,387	(114)	(7.6)%
Government agency fees	14,307	4,184	(10,123)	(70.8)%
Insurance	4,692	5,642	950	20.2%
Legal and professional fees	1,092,212	1,014,010	(78,202)	(7.2)%
Office expenses	173,994	178,028	4,034	2.3%
Office rental	299,721	304,824	5,103	1.7%
Utilities, maintenance and government rates	64,804	70,157	5,353	8.3%
Salaries and employee benefits	425,571	437,628	12,057	2.8%
Others	20,203	13,835	(6,368)	(31.5)%
Total	$2,101,329	$2,061,879	$(39,450)	(1.9)%

General and administrative expenses decreased by HKD 39,450 or 1.9% from HKD 2,101,329 for the year ended March 31, 2022 to HKD 2,061,879 in the same period in 2023, predominantly driven by a reduction in legal and professional fees by HKD 78,202, government agency fees by HKD 10,123, others by HKD 6,368, and depreciation by HKD 114. The overall decrease was offset by an increment in business travel and accommodation by HKD 27,860, salaries and employee benefits by HKD 12,057, utilities, maintenance and rates by HKD 5,353, insurance by HKD 950, office expense by HKD 4,034 and office rental by HKD 5,103.

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

Business travel and accommodation expense was HKD 32,184 in the year ended March 31, 2023, compared to HKD 4,324 in the same period in 2022 with a surge by HKD 27,860, or 644.3%. During the year ended March 31, 2023, our executives incurred more local travel and travel to the US to promote our business after the COVID-19 policy restriction had been relaxed.

Depreciation

ALECS incurred depreciation expense for its leasehold improvements, furniture and equipment and computer software. Depreciation expense slightly fell by HKD 114 or 7.6%, from HKD 1,501 in the year ended March 31, 2022 to HKD 1,387 in the same period in 2023. While we had purchased a new computer equipment in September 2022, depreciation expense incurred in the year ended March 31, 2023 was comparatively lower because our old computer equipment was fully depreciated in November 2021 whereas the depreciation for the new equipment did not start until September 2022.

Government agency fees

Government agency fees included, but were not limited to, business registration, registration fee to Internal Revenue Department, fees related to company registry, government rates on properties rental, stamp duties, company search, motor vehicle license fee, registration and renewal.

Government agency fees decreased by HKD 10,123, or 70.8%, from HKD 14,307 in the year ended March 31, 2022 to HKD 4,184 in the same period in 2023. We conducted a lower volume of company searches for offshore entities during the year ended March 31, 2023 compared to the same period in 2022.

Insurance

Insurance cost included the medical insurance and employee compensation insurance premiums ALECS paid for its employees.

Insurance cost increased by HKD 950, or 20.2%, from HKD 4,692 in the year ended March 31, 2022 to HKD 5,642 in the year ended March 31, 2023. ALECS switched insurance provider in April 2022 which offered a higher medical coverage and charged us a higher premium.

Legal and professional fee

Legal professional fees included service fees paid to attorneys, solicitors, auditors and any other third-party service providers such as business registration services. The Company incurred legal and professional fees in the amount of HKD 1,014,010 in the year ended March 31, 2023 compared to HKD 1,092,212 in the same period in 2022 with a reduction by HKD 78,202, or 7.2%. We incurred lower legal and professional fees in the year ended March 31, 2023 compared to that in the same period in 2022, as we incurred an income tax consultancy in prior year which did not exist in the same period in 2023.

Office expenses

Office expenses included, but were not limited to, office supplies, software license services, telephone system and internet, postage and courier, printing and stationery, repair and maintenance and subscription fees.

Compared to the same period in 2022, ALECS’ office expenses for the year ended March 31, 2023 slightly increased by HKD 4,034 or 2.3%, from HKD 173,994 for the year ended March 31, 2022 to HKD 178,028, as we incurred a higher amount of postage and courier in the late fiscal year 2023.

Office rental

Office rental represented rent paid for ALECS’ office facility in Hong Kong. Office facility rent slightly increased by HKD 5,103, or 1.7%, from HKD 299,721 in the year ended March 31, 2022 to HKD 304,824 in the same period in 2023. Beginning in March 2022, ALECS’ lessor increased our monthly rental from HKD 24,620 to HKD 25,402.

Utilities, maintenance and rates

Utilities, maintenance and rates represented electricity, building management fees and property tax ALECS paid for its office facility in Hong Kong. The utilities, maintenance and rates increased by HKD 5,353, or 8.3%, from HKD 64,804 in the year ended March 31, 2022 to HKD 70,157 in the same period in 2023. We incurred a higher electricity bill in the year ended March 31, 2023 due to an increase in the unit charge by the utility company.

Salaries and employee benefits

Salaries and employee benefits included director’s remuneration, staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, staff allowance and recruitment fees. ALECS’ salaries and employee benefits increased by HKD 12,057, or 2.8%, from HKD 425,571 in the year ended March 31, 2022 to HKD 437,628 in the same period in 2023. Compared to the same period in 2022, the salaries and employee benefits were higher in the year ended March 31, 2023 as we offered a pay raise to our employees in January 2023.

Others

Other expenses included bank charges, recruitment expense, subscription fee, and sundry expenses. For the year ended March 31 2023, ALECS incurred other expenses in an amount of HKD 13,835 which consisted of bank charges, HKD 8,141, subscription fee, HKD 5,300 and sundry expenses, HKD 394. For the year ended March 31, 2022, ALECS incurred other expenses in an amount of HKD 20,203 which consisted of bank charges, HKD 8,406, recruitment expense, HKD 3,807, subscription fee, HKD 4,490, and sundry expense, HKD 3,500.

Provision for doubtful accounts

ALECS establishes a provision for doubtful accounts when there is objective evidence that ALECS may not be able to collect amounts due. Management reviews the adequacy of the provision for doubtful accounts on an ongoing basis, using historical collection trends, its relationship with the clients and economic conditions. The provision is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections.

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

ALECS’ gross accounts receivable as of March 31, 2022 and 2023 were HKD 10,290,721 and HKD 7,944,942 respectively. ALECS’ provision for doubtful accounts against its gross accounts receivable as of March 31, 2022 and 2023 were HKD 189,016 and HKD 241,959 respectively.

During the year ended March 31, 2023, ALECS experienced a net change in its provision for doubtful accounts for its gross receivables in an amount of HKD 52,943. This net change included a recognition of provision for doubtful accounts, HKD 142,194 on its consolidated statements of income, offset by a charge-off of HKD 89,251. During the year ended March 31, 2022, ALECS experienced a net change in its provision for doubtful accounts for its gross receivables in an amount of HKD (263,710). This net change included a recognition of provision for doubtful accounts, HKD 197,359 on its consolidated statements of income, offset by a charge-off of HKD 461,049.

ALECS incurred a lower gross accounts receivable balance as of March 31, 2023 compared to that as of March 31, 2022. The decrease of ALECS’ gross accounts receivable balance by HKD 2,345,779 was primarily due to a lower outstanding balance of our general corporate consultancy billings as a result of our effort to collect from our clients.

The amount of provision for doubtful accounts related to accounts receivable recorded on its consolidated statements of income during the year ended March 31, 2023 fell by HKD 55,165, from HKD 197,359 in the same period of 2022 to HKD 142,194 in current year. Approximately HKD 4,343,257 or 55% of its gross accounts receivable as of March 31, 2023 was less than 91 days past due. No provision for doubtful accounts was applied against its accounts receivable balance under this aging group (less than 91 days past due) based on its current accounting policy. Further, out of the total customer settlements received, HKD 3,508,293, in the subsequent period following the fiscal year ended March 31, 2023 till the end of June 2023, approximately HKD 3,172,657 or 90% pertained to the accounts receivable over 91 days past due. As a result, as of March 31, 2023, its accounts receivable net of subsequent settlements that was subject to the computation of the provision for doubtful accounts was HKD 429,028, in a contrary to HKD 801,951 as of March 31, 2022. Accordingly, the provision for doubtful accounts for its accounts receivable recorded on its consolidated statements of income for the year ended March 31, 2023 was comparatively lower.

ALECS’ other receivables is pertinent to the out-of-pocket expenses such as business registration fees or annual return filing fees to be collected from its customers. As of March 31, 2022 and 2023, the gross amounts of other receivables balances of ALECS were HKD 275,126 and HKD 452,040, respectively. ALECS recognized provision for doubtful accounts against its gross other receivables in an amount of HKD 80,997 and HKD 151,916 as of March 31, 2022 and 2023, respectively.

Similar to the prior year, ALECS considered the customer settlements received for its other receivables in the subsequent period following the fiscal year ended March 31, 2023 until the end of June 2023 when it estimated its provision for doubtful accounts as of March 31, 2023.

During the year ended March 31, 2023, ALECS experienced a net change in its provision for doubtful accounts for its other receivables in an amount of HKD 70,919. This net change included a recognition of provision for doubtful accounts, HKD 124,534 on its consolidated statements of income, offset by a charge-off of HKD 53,615. During the year ended March 31, 2022, ALECS accrued an addition of provision for doubtful accounts for its other receivables in an amount of HKD 54,837 on its consolidated statements of income while recorded a written-off HKD 43,211 which was deducted from the related provision for doubtful accounts and gross other receivables.

Compared to the prior year, ALECS’ gross other receivables and provision of doubtful accounts against its gross other receivables as of March 31, 2023 increased by HKD 176,914 and HKD 70,919, respectively. Additionally, ALECS recognized a higher amount of provision for doubtful accounts on its consolidated statements of income in current year, from HKD 54,837 in the year ended March 31, 2022 to HKD 124,534 in the same period in 2023.

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

Other income

Other income was primarily comprised of the foreign currency exchange gain or loss, an interest income, gain on disposal of property and equipment and government subsidy. During the year ended March 31, 2023, we recognized interest income, HKD 75,735, government subsidy, HKD 168,000 and foreign currency exchange loss, HKD 6,425. For the same period in 2022, ALECS recognized interest income, HKD 31, an indemnity settlement from an auto insurance carrier, HKD 17,883, and gain on foreign currency exchange, HKD 52,016. Our other income surged by HKD 167,380 in current year since we received a COVID-19 subsidy from the government of Hong Kong SAR for employment during June through August 2022.

Income tax expense

Income tax expense was HKD 861,845 for the year ended March 31, 2023, as compared to HKD 1,711,630 for the year ended March 31, 2022. Our income tax expense dropped by HKD 849,785 or 49.6% due to a fall in our revenues during the current year as discussed aforementioned.

ALECS believes that a valuation allowance is not necessary for the deferred assets because it had generated sufficient deferred tax liabilities and there will be adequate operating income generated in future years based on the fact that ALECS generated profits historically and in the current year. It expected to continue to generate profits in future periods.

Net income

As a result of the above discussed, the Company recorded a net income of HKD 5,652,946 for the year ended March 31, 2023, representing a decline of HKD 4,563,261 or 44.7% from a net income of HKD 10,216,207 for the year ended March 31, 2022. A shrinkage in its net income in the year ended March 31, 2023 was predominantly due to an absence of revenue from going public consultancy services in the fiscal year 2023 as previously discussed.

B.	Liquidity and Capital Resources

The Company financed its daily operations and business development through cash generated from the operations of ALECS. As of March 31, 2023 and 2024, its cash and cash equivalent balance was HKD 11,472,498 and HKD 2,706,452 (US$345,833), respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended March 31
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Net cash provided by operating activities	$5,871,040	$9,279,878	$4,922,659	$629,023
Net cash used in investing activities	$-	$(11,899)	$-	$-
Net cash used in financing activities	$(2,078,445)	$(3,936,449)	$(13,675,071)	$(1,746,888)

Cash provided by operating activities:

For the year ended March 31, 2022, net cash provided by operating activities, HKD 5,871,040, was predominantly attributable to the net income of HKD 10,216,207 as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items were composed of depreciation of property and equipment, HKD 1,501, amortization of right-of-use assets, HKD 299,721, provision for doubtful accounts, HKD 252,196 and deferred tax benefit, HKD 165,727. Cash inflows from the change in operating activities included an increase in accrued expenses and other payables, HKD 37,578 and settlements received from our related parties, HKD 5,028. Our overall net income, adjustments of non-cash items and cash inflows were offset by the following cash outflows: an increase in accounts receivable, HKD 3,925,994, an increase in other receivables, HKD 132,777, income tax payments, HKD 409,539, a decrease in deferred revenue, HKD 10,928 and payment to our lessor, HKD 296,226.

For the year ended March 31, 2023, net cash provided by operating activities, HKD 9,279,878 was triggered by the net income HKD 6,027,651 as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items consisted of the depreciation of computer equipment, HKD 1,387, amortization of right-of-use assets of our operating lease, HKD 304,824, provision for credit losses, HKD 266,728 and deferred tax benefit, HKD 17,326. Cash inflow from the change in operating activities included cash collections from accounts receivables, HKD 2,256,528, deposits refund, HKD 19,345, an increase in accrued expenses and other payables, HKD 134,579, an increase in income tax payable, HKD 827,740, cash receipts from our related parties, HKD 26,012, advance cash receipts from our customers, HKD 21,430. Our overall operating cash inflow was offset by an increase in other receivables, HKD 230,529, a prepayment for insurance premium, HKD 53,667 and payments to our lessor, HKD 304,824

For the year ended March 31, 2024, net cash provided by operating activities, HKD 4,922,659 (US$629,023) was driven by the current year’s net income of HKD 5,262,779 (US$672,481) as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: provision for credit losses, HKD 106,946 (US$13,666), amortization of right-of-use assets of our operating lease, HKD 302,870 (US$38,701) and deferred tax expense, HKD 65,745 (US$8,401). Cash inflow from the change in operating activities included a decrease in advance cash receipts from our customers, HKD 26,065 (US$3,331), an increase in income tax payable, HKD 56,621 (US$7,235) and increase in accrued expenses and other payables, HKD 222,322 (US$ 28,411). Our overall operating cash inflow was offset by an increase in other receivables, HKD 13,946 (US$1,782), an increase in accounts receivable, HKD 812,366 (US$103,805), and payments to our lessor, HKD 302,870 (US$38,701).

Cash used in investing activities:

For the year ended March 31, 2022, we had no cash flow from investing activities.

For the year ended March 31, 2023, net cash used in investing activities, HKD11,899, pertained to a purchase of a computer equipment.

For the year ended March 31, 2024, we had no cash flow from investing activities.

Cash used in financing activities:

For the year ended March 31, 2022, net cash used in financing activities was driven by deferred IPO cost payments, HKD 2,078,445.

For the year ended March 31, 2023, net cash used in financing activities included deferred IPO cost payments, HKD3,936,449, respectively.

For the year ended March 31, 2024, net cash used in financing activities was inclusive of deferred IPO cost payments, HKD 5,845,071 (US$746,888) and dividend payments, HKD 7,830,000 (US$1,000,000).

The following table sets forth a summary of the Company’s working capital as of March 31, 2023 and 2024:

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Current assets	$26,542,968	$24,650,724	$3,149,891
Current liabilities	2,212,960	2,516,693	321,585
Working capital	$24,330,008	$22,134,031	$2,828,306

Current assets as of March 31, 2023 was HKD 26,542,968. Out of this balance, we had cash and cash equivalent in an amount of HKD 11,472,498 of which approximately HKD 9,496,353 was denominated in Hong Kong Dollar and approximately HKD 1,976,122 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net, HKD 7,702,983, deferred IPO costs, HKD 7,001,696, other receivables, net, HKD 312,124 and prepaid expenses, HKD 53,667.

Current assets as of March 31, 2024 was HKD 24,650,724 (US$3,149,891). Out of this balance, we had cash and cash equivalent in an amount of HKD 2,706,452 (US$345,833) of which approximately HKD 504,297 was denominated in Hong Kong Dollar, approximately HKD 22 was denominated in Chinese Renminbi and approximately HKD 2,202,133 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net, HKD 8,616,442 (US$1,101,016), other receivables, HKD 433,359 (US$55,375), prepaid expenses, HKD 47,704 (US$6,096) and deferred IPO costs, HKD 12,846,767 (US$1,641,571)

Current liabilities as of March 31, 2023 was HKD 2,212,960. This amount was composed of accrued expenses and other payables, HKD 297,485, deferred revenue, HKD270,239, income tax payable, HKD 1,372,675 and the current portion of an operating lease obligation, HKD 272,561.

Current liabilities as of March 31, 2024 was HKD 2,516,693 (US$321,585). This amount was inclusive of accrued expenses and other payables, HKD 519,807 (US$66,421), deferred revenue, HKD 296,304 (US$37,862), income tax payable, HKD 1,429,296 (US$182,637) and the current portion of operating lease obligation, HKD 271,286 (US$34,665).

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

Contractual Obligations

The following table summarizes the contractual obligations of ALECS as of March 31, 2024:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$281,376	$257,928	$-	$-	$539,304
Total contractual obligations	$281,376	$257,928	$-	$-	$539,304

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	USD	USD	USD	USD	USD
Contractual Obligations:
Operating lease obligation	$35,954	$32,958	$-	$-	$68,912
Total contractual obligations	$35,954	$32,958	$-	$-	$68,912

C.	Research and development, patents, and licenses, etc.

Not Applicable.

D.	Trend information

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

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Change in estimates used in these and other items could have a material impact on our financial statements. We believe that the following estimate involves the most significant judgments used in the preparation of our financial statements is deemed as “critical accounting estimate”.

Provision for credit losses related to accounts receivable and other receivables

We maintain a provision for credit losses related to accounts receivable and other receivables using the expected credit loss (CECL) model under ASC 326. Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable and other receivables, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for credit losses related to accounts receivable were HKD 241,959 and HKD 225 (US$29) as of March 31, 2023 and 2024, respectively.

Provision for credit losses related to other receivables were HKD 151,916 and HKD 729 (US$93) and as of March 31, 2023 and 2024, respectively.

Our critical accounting policies and practices include revenue recognition. For a detailed discussion our significant accounting policies and related judgements, please see “Note 3 — Summary of significant accounting policies” of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates on provision for credit losses related to accounts receivable and other receivables in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting services, general corporate consultancy services, going public consultancy services and internal control advisory services.

Beginning June 2021, the Company launched going public consultancy services to its clients who have an intention to become public companies in the United States and other countries.

Going public consultancy services include four performance obligations:

●	PO #1: Pre-audit service: Financial diligence review, audit fieldwork support and audit coordination, assistance in preparation of accounting memorandum and financial reporting

●	PO #2: IPO planning and entity restructuring: Assistance in coordinating multiple professional parties for short-listing of board of directors’ members, setting up company’s database and drafting registration statements

●	PO #3: Inquiries from regulatory bodies: Assistance in responding to comments and inquiries received from regulatory bodies

●	PO #4: Roadshow: Preparation of roadshow materials and coordination of investor relations

For going public consultancy service, each performance obligation is stand-alone, and the fee associated with each performance obligation is identified in a service agreement. The Company’s going public consultancy services have multiple performance obligations. The entire transaction price of each performance obligation of going public consultancy service is allocated based on the relative estimated stand-alone selling price. There is no variable consideration, significant financing component or non-cash consideration in the service agreement. Revenue from fulfilling the first and second performance obligations is recognized over time based on the output method, including surveys of performance completed to date or milestone reached only when the Company has an enforceable right to payment for performance completed to date. Revenue from fulfilling the third and fourth performance obligations is recognized at a point in time as the Company completes its performance obligations and has an enforceable right to payments upon the receipt of effectiveness notice from regulatory agencies and completion of listing.

The Company delivers accounting and general corporate consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and general corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The entire transaction price of accounting and general corporate consultancy services is allocated to the single performance obligation. There is no variable consideration, significant financing component or non-cash consideration in the contract. Accordingly, based on the output method, the Company recognizes revenues for the accounting and general consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and general corporate consultancy services throughout the contract terms.

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

Revenues generated from accounting and corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay pre-established fees in exchange for a predetermined set of professional services. The clients agree to pay fixed fees periodically over the contract terms as specified in the service agreements.

There is no contract asset as the Company has a right to consideration in exchange for its accounting and corporate consultancy services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Taxation services

Its clients engage the Company for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as its clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contract. The Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset as the Company has a right to consideration in exchange for its taxation services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Company secretarial services

The Company provides company secretarial services to its clients through verbal agreements. The predetermined fees for company secretarial services are agreed by both the Company and its clients. Revenues generated from the company’s secretarial services tendered on an annual basis and other agreed-upon services on a non-recurring basis.

Regarding the company’s secretarial services tendered on an annual basis, the Company concludes that the service provided each month during the annual service term (1) are distinct, (2) meet the criteria for recognizing revenue over time, and (3) have the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Company recognizes revenue for this type of company secretarial service over time.

For other agreed-upon services on a non-recurring basis, the services are separable and distinct, as the Company’s clients benefit from each stand-alone task. Revenues for non-recurring services are recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria. The Company recognizes revenues for this type of company secretarial services at a point in time.

The Company’s contracts for company secretarial services provide no variable consideration, financial components or non-cash consideration. The Company requests prepayments from the majority of its clients for company secretarial services.

There is no contract asset as the Company has a right to consideration in exchange for its company secretarial services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

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

Name	Age	Position(s)
Tak Ching (Anthony) Poon	42	Chief Executive Officer and Chairman of the Board
Wai Man (Raymond) Yip	53	Chief Financial Officer and Director
Sze Wai Lee	55	Independent Director*
Kit Ho Chow	67	Independent Director*
Chi Wai (Jerry) Ng	42	Independent Director*

*	Appointment effective immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market.

The following is a brief biography of each of our executive officers and directors:

Mr. Tak Ching (Anthony) Poon, age 42, has over 15 years of experience in the field of banking, accounting and corporate finance, joined ALECS and served as CEO since April 2018. He was appointed as our CEO and Chairman of the Board on March 16, 2020 and will be appointed as Chairman of the Board immediately prior to the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Poon obtained his Bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 2004, majoring in Professional Accountancy and admitted as a member of the Association of Chartered Certified Accountants. From July 2004 to July 2016, he worked in the Hong Kong and Shanghai Banking Corporation Limited under commercial banking department managing corporate relationship team in diverse industry sectors including Textile and Garment, Toys, Electronics and Printing, Property Developer / Non-bank Financial Institution and provide structured financing solution for their funding need. His last position was Senior Vice President in Large Corporates department. In July 2019, Mr. Poon has appointed as an Independent Non-Executive Director of Precious Dragon Technology Holdings Limited (HKEX 1861) being the Chairman for Audit Committee. We believe that Mr. Poon with years of experience in team building, customer relationship handling, business operations, and enterprise management, is qualified to be our Chairman of the Board.

Mr. Wai Man (Raymond) Yip, age 53, has obtained over 19 years of experience in financial management. He was appointed as our CFO on March 16, 2020, and director since January 22, 2020. Mr. Yip joined ALECS and served as the director since January 2016. He was appointed as our CFO on March 16, 2020. Mr. Yip obtained a Bachelor of Commerce from the Memorial University of Newfoundland in May 1994 and an MBA degree from Australia Graduate School of Management. He has been admitted by the Council of The University of New South Wales and the Senate of the University of Sydney with a degree of Master of Business Administration in October 2004. Mr. Yip became a member of the Institute of Chartered Accountants in Australia in January 2001, fellow member of the Hong Kong Institute of Certified Public Accountants in July 2016 and a member of Chartered Professional Accountants of British Columbia, Canada in March 2019. Mr. Yip worked in Ernst & Young from July 1996 to September 2001. Mr. Yip was employed by Fittec Electronics Co., Ltd as a financial controller between February 2002 and December 2004. He worked for Funmobile Limited from February 2005 to September 2011 with last position of chief financial officer. Mr. Yip had been a director of GPRO Technologies Berhad (now known as G Nepture Berhad), shares of which are listed on the ACE Market (GNB (0045)), Malaysia between November 2011 and March 2014 and a director of Industronics Berhad, shares of which are listed on the Main Board of Bursa Malaysia Securities Berhad (Itronic (9393)), Malaysia between January 2013 and February 2014. Mr. Yip is also appointed as independent non-executive Director of China Aluminum Cans Holdings Limited, shares of which are listed on the mainboard of Hong Kong Stock Exchange since May 27, 2016.

Mr. Sze Wai Lee, age 55, will be appointed as our independent director immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Lee currently serves as Chairman of the Board of Director and CEO of Shanghai Yingli Investment Management Co., Ltd, a PRC registered company engaged in media business in China under the brand name “Forbes China”, since January 2018 and also served as Chairman of the Board of Director of Capital Resources Investment Management Company Limited, a PRC registered company engaged commodities trading, from April 2015 through March 2023. He has also served as a member of the Board of Director of Forbes Global Media Holdings Company Limited for the period from May 2017 to November 2020. Mr. Lee received his Bachelor of Commence in Accounting from University of Wollongong in 1992. Mr. Lee is a member of CPA Australia and a fellow member of Hong Kong Institute of CPA.

Mr. Kit Ho Chow, age 67, will be appointed as our independent director immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market. He has extensive experience in banking industry for over 44 years especially in corporate banking sector. He is currently the senior vice president of Fat Capital Holdings Ltd. Mr. Chow worked for several banks including The Ka Wah Bank, Citibank, Cathay Bank (Hong Kong), DBS Bank (Hong Kong) during the period between 1977 and 2020 and his last position was vice president of O-Bank Co., Ltd. He has solid experience and capability on managing corporate and institutional clients in diverse industry sectors.

Mr. Chi Wai (Jerry) Ng, age 42, will be appointed as our independent director immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Ng has over 16 years of experience in the field of corporate finance, investment and banking. Mr. Ng obtained his double major Bachelor’s degree in Economics and Finance from the University of Hong Kong in December 2004. He was admitted as a professional member of The Hong Kong Institute of Bankers in March 2021. Mr. Ng worked in several international banks included The Hongkong and Shanghai Banking Corporation Limited and Citibank N.A., with his current position in the banking field is senior vice president in corporate banking department at Dah Sing Bank. Mr. Ng is now the Managing Director of Aspenwood Capital Limited which is principally engaged in provision of external asset management services and licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 9 (asset management) regulated activities.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2024 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Tak Ching (Anthony) Poon CEO and Director	-	-	-	-	-	-	$76,668	$76,668

Wai Man (Raymond) Yip, CFO and Director	-	-	-	-	-	-	$76,668	$76,668

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

Our amended and restated employment agreement with Tak Ching (Anthony) Poon, our CEO, which will be renewed for one year automatically unless terminated by either party pursuant to the terms therein, provides for an annual remuneration of HKD 600,000 (US$76,668), to be paid in periodic installments commencing on the closing date of the Company’s Proposed IPO in the U.S.

Our amended and restated employment agreement with Yip Wai Man Raymond, our CFO, which will be renewed for one year automatically unless terminated by either party pursuant to the terms therein, provides for an annual remuneration of HKD 600,000 (US$76,668).

C.	Board Practices

Committees of the Board of Directors

We will establish three committees under the Board of Directors immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Nominating and Governance Committee

Our nominating and corporate governance committee will consist of Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng upon the effectiveness of their appointments. Mr. Chow will be the chairperson of our nominating and corporate governance committee. Mr. Sze Wai Lee, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

As of the date of this annual report, we employed a total of 6 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of July 19, 2024 by each director and our senior management executives. There were 19,200,000 Ordinary Shares issued and outstanding as of July 19, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

	Ordinary Shares Beneficially Owned As of July 19, 2024
	Number	Percent
Directors and Executive Officers:
Tak Ching (Anthony) Poon(1)	8,160,000	42.5%
Wai Man (Raymond) Yip(2)	0	-
	-	-
All directors and executive officers as a group (2 persons)	8,160,000	42.5%
5% shareholders:
APTC Holdings Limited(1)	8,160,000	42.5%
Sau Fung Lok(2)	4,399,200	22.6%
Market Tycoon Investments Limited(3)	1,075,200	5.6%
Golden Base Ventures limited(4)	1,075,200	5.6%
Value Classic Global Limited(5)	1,075,200	5.6%
Top Virtue International Limited(6)	1,075,200	5.6%

(1)	These shares are held by APTC Holdings Limited, a British Virgin Islands company 100% owned by Mr. Poon.
(2)	Mr. Sau Fung Lok beneficially owns these shares through Wing Sang Holdings Limited, which owns directly 3,859,200 Ordinary Shares of the Company and through Happy Mile Limited, which directly owns 480,000 Ordinary Shares of the Company. Wing Sang Holdings Limited is a British Virgin Islands company and is 9% owned by Mr. Wai Man (Raymond) Yip and 91% owned by Mr. Sau Fung Lok. Mr. Lok is also the sole director of Wing Sang Holdings Limited, and he is deemed to have the voting and dispositive power over shares beneficially owned by Wing Sang Holdings Limited. Happy Mile Limited is a British Virgin Islands company and wholly owned by Mr. Sau Fung Lok.
(3)	These shares are held by Market Tycoon Investments Limited, a British Virgin Islands company 100% owned by its sole director, Mr. Tak Ho Luk.
(4)	These shares are held by Golden Base Ventures limited, a British Virgin Islands company 100% owned by its sole director, Mr. Kwok Wing Hung.
(5)	These shares are held by Value Classic Global Limited, a British Virgin Islands company 100% owned by its sole director, Mr. Tai Kuen Wong.
(6)	These shares are held by Top Virtue International Limited, a British Virgin Islands company 100% owned by its sole director, Mr. Pak To Yiu.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

B.	Related Party Transactions

The Company had provided company secretarial services to ALE Properties Limited, APTC Holdings Limited, CMB Corporate Services Limited, Summit Realty Company Limited and Wing Sang Holdings Limited. Mr. Wai Man (Raymond) Yip is a minority shareholder of Wing Sang Holdings Limited. Mr. Yip is a minority shareholder and a director of Summit Realty Company Limited. Mr. Tak Ching (Anthony) Poon is a sole director and shareholder of APTC Holdings Limited and CMB Corporate Services Limited. Mr. Poon is also a director and one of the shareholders of ALE Properties Limited.

As of March 31, 2022, the amounts due from ALE Properties Limited, APTC Holdings Limited, CMB Corporate Service Limited, Summit Realty Company Limited and Wing Sang Holdings Limited were HKD 7,060, HKD 8,851, HKD 750, HKD 500 and HKD 8,851, respectively. The Company collected full settlements for the balance due from these related parties on June 7, 2022.

As of March 31, 2023, there was no outstanding payable or receivable balance of any related parties.

As of March 31, 2024, there was no outstanding payable or receivable balance of any related parties.

As of the date of this annual report, there was no outstanding payable or receivable balance for any related parties.

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

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

On December 22, 2023, the Company declared a dividend distribution of HKD 0.41 (US$0.05) per share, in an aggregate amount of HKD 7,830,800 (US$1,000,000) to our shareholders, which we refer to as the 2023 Special Dividend. The 2023 Special Dividend was paid in three installments: US$89,172 on January 11, 2024, US$740,000 on January 16, 2024 and US$170,828 on January 17, 2024. On April 1, 2020, our Board of Directors approved and declared dividend per share HKD 0.3 to its shareholders, which we refer to as the 2020 Special Dividend. This amount HKD 3,045,558 was paid in full to its shareholders on April 7, 2020. On May 17, 2019 the Company declared dividend per share HKD 0.17 to its shareholders, which we refer to as the 2019 Special Dividend. This amount HKD 1,700,000 was paid in full to its shareholders on July 9, 2019. Other than the 2019, 2020 and 2023 Special Dividends, we have not declared or paid any cash dividends on our capital shares.

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

The Company plans to offer 1,250,000 Ordinary Shares at an assumed public offering price between $4.00 and $6.00, pursuant to a post-effective amendment on Form F-1 (File No. 333-239225) for its Proposed IPO.

B.	Plan of Distribution

Not Applicable.

C.	Markets

We have reserved to have our Ordinary Shares listed under the symbol “ALEH” on the Nasdaq Capital Market for our Proposed IPO.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We hereby incorporate by reference into this annual report the description of our Amended and Restated Charter (filed as Exhibit 1.1 hereof) and the description of differences in corporate laws contained in our post-effective amendment to registration statement on Form F-1 (File No. 333-239225), as amended, filed with the SEC on April 16, 2024.

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

On June 28, 2020, the shareholders and the Board of Directors of the Company approved, upon the consummation of the Company’s Proposed IPO, an increase in the authorized shares of the Company and a forward split of the then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the Board of Directors of the Company further approved to effect both actions prior to the consummation of the Proposed IPO as well as the Amended and Restated Charter. On July 21, 2020, Company filed the Amended and Restated Charter with the Registrar to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a forward stock split of all issued and outstanding shares at a ratio of 960:1.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our Amended and Restated Charter, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Liquidation

As permitted by the BVI Act and our Amended and Restated Charter, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or our assets are equal or exceeds our liabilities and we are able to pay our debts as they fall due. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act (as amended).

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

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs of the BVI which will include the company’s certificate of incorporation, its Amended and Restated Charter (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

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

The following discussion is a brief summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This brief discussion is based upon existing U.S. federal tax law as of the date of this filing, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not take a contrary position. This brief discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	Certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the BVI, clause (1) is satisfied. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. As of March 31, 2024, our Ordinary Shares were not listed on any U.S. national stock exchange yet. On December 22, 2023, the Board of Directors declared the 2023 Special Dividend of HKD 0.41 (US$0.05) per share, in an amount of HKD 7,830,800 (US$1,000,000) dividend to our shareholders. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company (PFIC) Consequences

Based on our current and anticipated operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2024. Depending on the amount of cash we raise in the Proposed IPO, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending March 31, 2025 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the Proposed IPO, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the Proposed IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the Proposed IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the Proposed IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong.

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

The Company is required to pay an annual government fee which is determined by reference to the amount shares the Company is authorized to issue.

As of 1 January 2005, the Payroll Taxes Act, 2004 came into force; however, it will not apply to a BVI business company except to the extent that the company has employees (and deemed employees) rendering services to the company from the BVI.

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

Based on the ES Act currently, the Company may remain out of scope of the legislation or else be subject to more limited substance requirements. Although it is presently anticipated that the ES Act will have little material impact on the company or its operations, as the legislation remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the company. The Company is required to make an annual filing with the BVI International Tax Authority confirming if it carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us at www.alecs.com.hk. However, information contained on our website does not constitute a part of this annual report.

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

Foreign exchange risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HKD. Substantially all of our assets are denominated in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HKD. If the HKD depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2024, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As defined in the standards established by the PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; iii) a lack of independent directors and an audit committee; iv) a lack of controls around data edit rights; and v) a lack of controls or procedures to monitor the system operation and management, which influences the ITGCs on privileged access and system changes.

To remedy our identified material weakness subsequent to March 31, 2024, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; iv) implementing appropriate backup and recovery procedures and limiting authorized people to have access to the backup media; and v) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

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

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit fees(1)	$130,000	$120,600	$115,000
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$130,000	$120,600	$115,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

For our two most recent fiscal years and the subsequent interim period through November 21, 2022, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of this annual report.

We provided Friedman with a copy of the above disclosure and requested that Friedman furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statement. A copy of Friedman’s letter was filed as Exhibit 16.1 to this annual report.

During our two most recent fiscal years and through November 21, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the us by Marcum Asia which Marcum Asia concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We will adopt an insider trading policy, effective immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have not implemented cybersecurity risk management regulations and mainly rely on technological safeguards installed in the computer systems. We are reliant on third parties to service parts of our IT infrastructure. We do not have processes to oversee and identify risks from cybersecurity threats associated with the use of any third-party service provider.

In the year ended March 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—A failure in our information technology (“IT”) systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.”

Governance

We outsource the IT support, including any cybersecurity services, to a third-party IT service provider and do not retain in-house IT personnel.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association, effective on June 28, 2020	F-1	3.1	September 4, 2020

1.2	Amended and Restated Memorandum and Articles of Association, effective on June 25, 2021	F-1	3.2	July 28, 2021

2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	June 29, 2020

4.1	Share Exchange Agreement between ALE Group Holding Limited and ALE (BVI) Limited, dated March 11, 2020	F-1	10.2	March 17, 2020

4.2	Amended and Restated Employment Agreement by and between CEO Tak Ching (Anthony) Poon and the Company, dated August 6, 2020	F-1	10.4	September 4, 2020

4.3	Amended and Restated Employment Agreement by and between CFO Wai Man (Raymond) Yip and the Company, dated August 6, 2020	F-1	10.5	September 4, 2020

8.1	List of Subsidiaries	F-1	21.1	March 17, 2020

11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	June 29, 2020

11.2	Insider Trading Policy				X

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

99.1	Consent Letter of Han Kun Law Offices				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALE Group Holding Limited

/s/ Tak Ching (Anthony) Poon
	Name:	Tak Ching (Anthony) Poon
	Title:	Chief Executive Officer

Date: July 19, 2024

ALE GROUP HOLDING LIMITED

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395)

To the Shareholders and Board of Directors of ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ALE Group Holding Limited (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York

July 19, 2024

Report of Independent Registered Public Accounting Firm (PCAOB ID 711)

To the Board of Directors and

Shareholders of ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of ALE Group Holding Limited and Subsidiaries (collectively, the “Company”) for the year ended March 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Friedman LLP

We served as the Company’s auditor from 2019 to 2022.

New York, New York

August 3, 2022

ALE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	$11,472,498	$2,706,452	$345,833
Accounts receivable, net	7,702,983	8,616,442	1,101,016
Deferred IPO costs	7,001,696	12,846,767	1,641,571
Other receivables, net	312,124	433,359	55,375
Prepaid expenses	53,667	47,704	6,096
Total current assets	26,542,968	24,650,724	3,149,891

Property and equipment, net	10,512	8,132	1,039
Deposits, noncurrent	97,067	96,917	12,384
Right-of-use assets – operating lease	272,561	508,848	65,021
Deferred tax assets, net	81,798	16,053	2,051
Total non-current assets	461,938	629,950	80,495
Total assets	$27,004,906	$25,280,674	$3,230,386

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$297,485	$519,807	$66,421
Deferred revenue	270,239	296,304	37,862
Income tax payable	1,372,675	1,429,296	182,637
Operating lease obligation, current portion	272,561	271,286	34,665
Total current liabilities	2,212,960	2,516,693	321,585

Other liabilities
Operating lease obligation, net of current portion	-	237,562	30,356
Total other liabilities	-	237,562	30,356
Total liabilities	2,212,960	2,754,255	351,941

Commitment and contingencies
Shareholders’ equity
Ordinary shares, US$0.00052083 par value, authorized 96,000,000 shares as of March 31, 2023 and 2024; 19,200,000 shares issued and outstanding as of March 31, 2023 and 2024, respectively	78,498	78,498	10,000
Shares subscription receivable	(78,498)	(78,498)	(10,000)
Additional paid-in capital	9,000	9,000	1,147
Retained earnings	24,770,384	22,518,491	2,874,647
Accumulated other comprehensive income	12,562	(1,072)	2,651
Total shareholders’ equity	24,791,946	22,526,419	2,878,445
Total equity
Total liabilities and shareholders’ equity	$27,004,906	$25,280,674	$3,230,386

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended March 31
	2022	2023	2024	2024
	HKD	HKD	HKD	US $
Revenues
Accounting and corporate consultancy services	$14,669,200	$9,786,400	$9,820,080	$1,254,818
Taxation services	1,329,600	1,240,000	950,000	121,392
Company secretarial services	1,440,735	1,506,131	1,210,355	154,660
Total revenues	17,439,535	12,532,531	11,980,435	1,530,870

Operating expenses
Direct cost of revenues	3,011,849	3,102,891	2,691,125	343,874
Selling and marketing expenses	216,254	448,847	321,857	41,127
General and administrative expenses	2,101,329	2,061,879	2,469,604	315,569
Provision for credit losses	252,196	266,728	106,946	13,666
Total operating expenses	5,581,628	5,880,345	5,589,532	714,236

Income from operations	11,857,907	6,652,186	6,390,903	816,634

Other income
Other income	69,930	237,310	351,855	44,960
Total other income	69,930	237,310	351,855	44,960
Income before income tax	11,927,837	6,889,496	6,742,758	861,594

Income tax expense
Current	1,877,357	879,171	1,414,234	180,712
Deferred	(165,727)	(17,326)	65,745	8,401
Total income tax expense	1,711,630	861,845	1,479,979	189,113
Net income	$10,216,207	$6,027,651	$5,262,779	$672,481
Foreign currency translation adjustment	-	12,562	(13,634)	7,423
Comprehensive income	$10,216,207	$6,040,213	$5,249,145	$679,904
Weighted average number of ordinary shares
Basic and diluted*	19,200,000	19,200,000	19,200,000	19,200,000
Earnings per share
Basic and diluted*	$0.53	$0.31	$0.27	$0.04

*	Giving retroactive effect to the 2 for 1 stock split effected on June 25, 2021.

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Shares	Additional		Accumulated other
	Ordinary Shares		subscription	paid-in	Retained	comprehensive
	Shares	Par value	receivable	capital	earnings	income	Total	Total
		HKD	HKD	HKD	HKD	HKD	HKD	US$
Balance, March 31, 2021*	19,200,000	$78,498	$(78,498)	$9,000	$8,526,526	$-	$8,535,526	$1,097,871
Net income	-	-	-	-	10,216,207	-	10,216,207	1,304,333
Foreign currency translation	-	-	-	-	-	-	-	(8,111)
Balance, March 31, 2022	19,200,000	78,498	(78,498)	9,000	18,742,733	-	18,751,733	2,394,093
Net income	-	-	-	-	6,027,651	-	6,027,651	767,862
Foreign currency translation	-	-	-	-	-	12,562	12,562	(3,707)
Balance, March 31, 2023	19,200,000	78,498	(78,498)	9,000	24,770,384	12,562	24,791,946	3,158,248
Net income	-	-	-	-	5,262,779	-	5,262,779	672,481
Cumulative- effect of adoption of CECL	-	-	-	-	315,328	-	315,328	40,293
Dividend payments	-	-	-	-	(7,830,000)	-	(7,830,000)	(1,000,000)
Foreign currency translation	-	-	-	-	-	(13,634)	(13,634)	7,423
Balance, March 31, 2024	19,200,000	$78,498	$(78,498)	$9,000	$22,518,491	$(1,072)	$22,526,419	$2,878,445

*	Giving retroactive effect to the 2 for 1 stock split effected on June 25, 2021.

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31
	2022	2023	2024	2024
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income	$10,216,207	$6,027,651	$5,262,779	$672,481
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,501	1,387	2,380	304
Amortization of right-of-use assets-operating lease	299,721	304,824	302,870	38,701
Provision for credit losses	252,196	266,728	106,946	13,666
Deferred tax (benefit) expense	(165,727)	(17,326)	65,745	8,401
Change in operating assets and liabilities
Accounts receivable	(3,925,994)	2,256,528	(812,366)	(103,805)
Other receivables	(132,777)	(230,529)	(13,946)	(1,782)
Prepaid expenses	-	(53,667)	5,963	762
Deposits, noncurrent	-	19,345	150	19
Accrued expenses and other payables	37,578	134,579	222,322	28,411
Income tax payable	(409,539)	827,740	56,621	7,235
Amounts from related parties	5,028	26,012	-	-
Deferred revenue	(10,928)	21,430	26,065	3,331
Operating lease obligation	(296,226)	(304,824)	(302,870)	(38,701)
Net cash provided by operating activities	5,871,040	9,279,878	4,922,659	629,023

Cash flow from investing activities:
Purchase of computer equipment	-	(11,899)	-	-
Net cash used in investing activities	-	(11,899)	-	-

Cash flow from financing activities:
Deferred IPO costs	(2,078,445)	(3,936,449)	(5,845,071)	(746,888)
Dividend payments	-	-	(7,830,000)	(1,000,000)
Net cash used in financing activities	(2,078,445)	(3,936,449)	(13,675,071)	(1,746,888)

Effect of exchange rate change on cash and cash equivalents	-	12,562	(13,634)	(2,267)

Change in cash and cash equivalents	3,792,595)	5,344,092	(8,766,046)	(1,120,132)

Cash and cash equivalents, beginning of the year	2,335,811	6,128,406	11,472,498	1,465,965

Cash and cash equivalents, end of the year	$6,128,406	$11,472,498	$2,706,452	$345,833

Supplemental cash flow information
Cash paid for income tax	$2,286,894	$51,432	$1,409,045	$180,049
Cash paid for interest expense	$-	$-	$-	$-

Non-cash transaction in investing activities
Right-of-use assets obtained in exchange of lease liabilities	$579,011	$-	$529,700	$67,686

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

As of March 31, 2024, the Company had a working capital in an amount of HKD 22,134,031 (US$2,828,306) and generated a positive cash flow from its operating activities in an amount of HKD 4,922,659 (US$629,023). To continue to sustain its ability to support the Company’s operation, the Company considered supplementing its sources of funding through the following:

-	cash and cash equivalents generated from operations; and

-	the Company seeks financing via the Proposed IPO. The gross proceeds from the Proposed IPO will be between $5,000,000 and $7,500,000 before deducting any underwriter discounts or offering expenses.

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

Reclassifications

Certain amounts in prior periods have been reclassified to conform with current period presentation.

These reclassifications had no impact on net income, shareholders’ equity or cash flows as previously reported.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimate reflected in the Company’s consolidated financial statements includes an estimate of provision for credit losses related to accounts receivable and other receivables.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of March 31, 2024 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD7.8259, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2024. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

Accounting and corporate consultancy services

Accounting and corporate consultancy services include accounting, general corporate consultancy, going public consultancy and internal control advisory services.

Beginning June 2021, the Company launched going public consultancy service to its clients who have an intention to become public companies in the United States and other countries.

Going public consultancy service includes four performance obligations:

●	PO #1: Pre-audit service: Financial diligence review, audit fieldwork support and audit coordination, assistance in preparation of accounting memorandum and financial reporting

●	PO #2: IPO planning and entity restructuring: Assistance in coordinating multiple professional parties for short-listing of board of directors’ members, setting up company’s database and drafting registration statements

●	PO #3: Inquiries from regulatory bodies: Assistance in responding to comments and inquiries received from regulatory bodies

●	PO #4: Roadshow: Preparation of roadshow materials and coordination of investor relations

For going public consultancy service, each performance obligation is stand-alone and fee associated with each performance obligation is identified in service agreement. The Company’s going public consultancy service is determined to have multiple performance obligations. The entire transaction price of each performance obligation of going public consultancy service is allocated based on the relative estimated stand-alone selling price. There is no variable consideration, significant financing component or non-cash consideration in the service agreement. Revenue from fulfilling the first and second performance obligations is recognized over time based on the output method, including surveys of performance completed to date or milestone reached only when the Company has an enforceable right to payment for performance completed to date. Revenues from fulfilling the third and fourth performance obligations are recognized at a point in time as the Company completes its performance obligations and has an enforceable right to payment upon the receipt of effectiveness notice from regulatory agencies and completion of listing.

The Company delivers accounting and general corporate consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly accounting and general corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction price of accounting and general corporate consultancy services is allocated to the single performance obligation. There is no variable consideration, significant financing component or non-cash consideration in the contract. Accordingly, based on the output method, the Company recognizes revenues for the accounting and general corporate consultancy services on a monthly basis when it satisfies its performance obligations that it renders accounting and general corporate consultancy services throughout the contract terms.

The Company’s current internal control advisory services are provided once or twice a year. There is only one performance obligation of the Company’s internal control advisory services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. The Company recognizes revenues for internal control advisory services at a point in time when the agreed-upon service is delivered to a client.

Revenues generated from accounting and general corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay pre-established fees in exchange for a predetermined set of professional services. The clients agree to pay fixed fees periodically over the contract terms as specified in the service agreements.

There is no contract asset as the Company has a right to consideration in exchange for its accounting and general corporate consultancy services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

Taxation services

Its clients engage the Company for taxation services either on written or verbal agreements. The predetermined fees for taxation services are agreed by both the Company and its clients. There is only one performance obligation of the Company’s taxation services as a series of tasks of this revenue stream are interrelated and are not separable or distinct as the Company’s clients cannot benefit from the stand-alone task. The transaction price is allocated to one performance obligation. There is no variable consideration, significant financing components or non-cash consideration in the contract. The Company recognizes revenues when it performs obligations at a point in time that the tax return filings or provision deliverables are rendered to its clients. The Company monitors collections of taxation service billings on a monthly basis.

There is no contract asset as the Company has a right to consideration in exchange for its taxation services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

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

For other agreed-upon services on a non-recurring basis, the services are separable and distinct, as the Company’s clients benefit from each stand-alone task. Revenues for non-recurring services are recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria. The Company recognizes revenues for this type of company secretarial services at a point in time.

The Company’s contracts for company secretarial services provide no variable consideration, financial components or non-cash considerations. The Company requests prepayments from majority of its clients for company secretarial services.

There is no contract asset as the Company has a right to consideration in exchange for its company secretarial services that the Company has transferred to its customers. Such right is not conditional on something other than the passage of time.

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

Cash equivalents

Cash equivalents represent excess cash we predominantly invest in time deposits which are denominated in Hong Kong Dollars with maturity periods from one to two months at a bank in Hong Kong SAR. As of March 31, 2023 and 2024, the ending balances of our time deposits were HKD 7,290,846 and HKD 2,122,286 (US$271,187), respectively.

Deposit protection

Deposits accounts inclusive of saving deposits, checking account deposits and time deposits with no more than 5-year maturity denominated in Hong Kong Dollars, Renminbi or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme (“the Scheme”) will be covered up to a limit of HKD 500,000 (approximately US$63,890), per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. The protection limit will be increased to HKD 800,000 (approximately US$102,225) on October 1, 2024.

As of March 31, 2023 and 2024, cash and cash equivalent balances, HKD 10,437,835 and HKD 1,622,286 (US$207,297), respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believes its credit risk is not significant.

Accounts receivable, net

Accounts receivable represents the service fees earned from clients but have not yet collected and is recorded at net realizable value. The Company establishes a provision for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. The Company adopted ASC 326 using a modified retrospective transition method on April 1, 2023 which resulted in a reduction in a provision for credit losses for accounts receivable and an increase in the opening balance of retained earnings on April 1, 2023 by HKD 189,671 (US$24,236), as a cumulative effect adjustment reflected on its consolidated balance sheet and consolidated statement of changes in shareholders’ equity.

Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for credit losses for accounts receivable was HKD 241,959 and HKD 225 (US$29) as of March 31, 2023 and 2024, respectively (See Note 6).

Other receivables, net

Other receivables include out-of-pocket expenses such as business registration fee and annual return filing fee billed to the Company’s clients but have not yet collected. Other receivables are recorded at net realizable value. The Company establishes a provision for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. The Company adopted ASC 326 using a modified retrospective transition method on April 1, 2023 which resulted in a reduction in a provision for credit losses for other receivables and an increase in the opening balance of retained earnings on April 1, 2023 by HKD 125,657 (US$16,057), as a cumulative effect adjustment reflected on its consolidated balance sheet and consolidated statement of changes in shareholders’ equity.

Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for credit losses for other receivables was HKD 151,916 and HKD 729 (US$93) and as of March 31, 2023 and 2024, respectively (See Note 7).

Deferred IPO costs

Costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs as well as investor relations related to the offering of equity securities. As of March 31, 2024, the Company did not conclude its IPO. During the year ended March 31, 2024, the Company recorded a charge of HKD 5,845,071 (US$746,888) related to the IPO. As of March 31, 2023 and 2024, the accumulated deferred IPO costs were HKD 7,001,696 and HKD 12,846,767 (US$1,641,571), respectively.

Deposits, noncurrent

Deposits, noncurrent consist of rental deposit to a lessor for the Company’s office lease agreement entered in 2015 and a deposit made to a utility company. In March 2024, the Company renewed its operating lease agreement with the lessor which will be expired in February 2026. The rental deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased property to the lessor by the Company. The deposit to the utility company was required when the Company applied for electricity supply for its leased office facility. This payment will be refundable when the Company terminates its electricity supply service and the outstanding balance for its electricity bill is fully settled. The service period of the electricity supply is concurrent with the lease term of its office facility. Accordingly, the deposits are classified as non-current.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows the assets are expected to generate and recognize an impairment loss in an amount that the carrying value exceeds the fair value. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2023 and 2024, no impairment of long-lived assets was recognized.

Deferred revenue

Deferred revenue represents payments received from the Company’s clients in advance of the Company’s services and deliverables being rendered. Clients may also make advance payments, which are held on deposit or receipt in advance until completion of work or over contract periods. Advance payments in excess of related accounts receivable are recognized in deferred revenue within the liabilities section of the consolidated balance sheets. Deferred revenue will be recognized in revenues in its consolidated statements of income and comprehensive income when each performance obligation under the contracts with its clients is satisfied.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising, commission, and entertainment expenses. Commission represents amounts paid to third parties for clients’ referral and entertainment expense included meals, and meetings with potential clients for marketing purposes. For the years ended March 31, 2022, 2023 and 2024, the Company’s selling and marketing expenses were HKD 216,254, HKD 448,847 and HKD 321,857 (US$ 41,127), respectively.

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

The Ordinance also requires an employee is entitled to 12 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

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

The Company recognizes the lease expense on a straight-line basis over the lease terms.

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

For the years ended March 31, 2022, 2023 and 2024, the Company’s operating lease expense was HKD 299,721, HKD 304,824, and HKD 302,870 (US$38,701), respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted cash flows. For the years ended March 31, 2023 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

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

No taxable income was generated outside Hong Kong for the years ended March 31, 2022, 2023 and 2024. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

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

Deferred tax is charged or credited in the consolidated statements of Income and comprehensive income, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company had no uncertain tax position as of March 31, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

As of March 31, 2024, the Company had no outstanding lawsuits nor claims.

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

Accounts receivable represents the service fees earned from clients but have not yet collected. Other receivables consist of out-of-pocket payments to be receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

As of March 31, 2023, two customers accounted for 19.0% and 19.5%, respectively, of the Company’s total accounts receivable.

As of March 31, 2024, seven customers accounted for 17.4%, 15.3%, 15.3%, 11.1%, 11.1%, 11.1% and 11.1%, respectively, of the Company’s total accounts receivable.

For the year ended March 31, 2022, two major customers accounted for 15.4% and 15.4%, respectively, of the Company’s total revenues.

For the year ended March 31, 2023, three major customers accounted for 14.0%, 10.5% and 10.5%, respectively, of the Company’s total revenues.

For the year ended March 31, 2024, three major customers accounted for 12.5%, 11.0% and 11.0%, respectively, of the Company’s total revenues.

Recent accounting pronouncements

Recently Adopted Accounting Standards

A list of recently adopted accounting pronouncements that are relevant to us is included in Note 3 – Summary of significant accounting policies of our consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In December 2023, the FASB Issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740)”. ASU 2023-09 addresses investor requests for more disclosure about the tax risks in an entity’s global operations. This provides guidance for a disclosure of more detailed tax rate reconciliation and income tax paid in various jurisdictions. This ASU is effective for fiscal years beginning after December 15, 2024 for public business entities and December 15, 2025 for all other entities on a prospective basis. Retrospective application is also permitted. Early adoption is permitted for annual financial statements that have not yet issued or made available for issuance. The Company evaluated that the additional disclosure requirements do not have a significant impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

Note 4 — Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended March 31, 2022, 2023 and 2024:

	For the years ended March 31
	2022	2023	Change	Change
Revenues	HKD	HKD	HKD	%
Accounting services	$109,000	$-	$(109,000)	(100.0)%
General corporate consultancy services	7,800,000	9,300,000	1,500,000	19.2%
Going public consultancy services	6,510,600	-	(6,510,600)	(100.0)%
Internal control advisory services	249,600	486,400	236,800	94.9%
Subtotal accounting and corporate consultancy services	14,669,200	9,786,400	(4,882,800)	(33.3)%
Taxation services	1,329,600	1,240,000	(89,600)	(6.7)%
Company secretarial services	1,440,735	1,506,131	65,396	4.5%
Total revenues	$17,439,535	$12,532,531	$(4,907,004)	(28.1)%

	For the years ended March 31
	2023	2024	2024	Change	Change
Revenues	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$9,300,000	$1,188,362	$-	-%
Internal control advisory services	486,400	520,080	66,456	33,680	6.9%
Subtotal accounting and corporate consultancy services	9,786,400	9,820,080	1,254,818	33,680	0.3%
Taxation services	1,240,000	950,000	121,392	(290,000)	(23.4)%
Company secretarial services	1,506,131	1,210,355	154,660	(295,776)	(19.6)%
Total revenues	$12,532,531	$11,980,435	$1,530,870	$(552,096)	(4.4)%

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2022, 2023 and 2024:

	For the years ended March 31
	2022	2023	Change	Change
	HKD	HKD	HKD	%
Services and deliverables transferred at a point in time	$2,315,283	$2,397,398	$82,115	3.6%
Services and deliverables transferred over time	15,124,252	10,135,133	(4,989,119)	(33.0)%
Total revenues	$17,439,535	$12,532,531	$(4,9007,004)	(28.1)%

	For the years ended March 31
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,397,398	$2,030,365	$259,442	$(367,033)	(15.3)%
Services and deliverables transferred over time	10,135,133	9,950,070	1,271,428	(185,063)	(1.8)%
Total revenues	$12,532,531	$11,980,435	$1,530,870	$(552,096)	(4.4)%

Note 5 — Deferred revenue

Deferred revenue as of March 31, 2023 and 2024 consisted of the following:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Payments received from our clients in advance of performance obligations	$270,239	$296,304	$37,862

	As of March 31,
	2023	2024
	HKD	HKD	US$
Beginning balance	$248,809	$270,239	$34,531
Decrease in deferred revenue included in the beginning balance as a result of recognition of revenue during current year	(244,484)	(266,740)	(34,084)
Increase in deferred revenue as result of cash collected in current year in advance of satisfaction of performance obligations	265,914	292,805	37,415
Ending balance	$270,239	$296,304	$37,862

The Company expects to recognize majority of the deferred revenue in revenue as it provides services to its clients, which is expected to occur over the next 12 through 24 months. The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less. As of March 31, 2023 and 2024, the estimated aggregate amount of the deferred revenue to be recognized in revenue beyond 12 months will be HKD nil and HKD 54,195 (US$6,925), respectively.

Note 6 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Accounts receivable	$7,944,942	$8,616,667	$1,101,045
Less: Provision for credit losses	(241,959)	(225)	(29)
Accounts receivable, net	$7,702,983	$8,616,442	$1,101,016

The following table sets forth the movement of provision for credit losses:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Beginning balance	$189,016	$241,959	$30,918
Cumulative-effect adjustment of adoption of CECL	-	(189,671)	(24,236)
Addition	142,194	88,578	11,319
Write-off	(89,251)	(140,641)	(17,972)
Ending balance	$241,959	$225	$29

The Company adopted ASC 326 using a modified retrospective transition method on April 1, 2023 and recorded a cumulative-effect adjustment of HKD 189,671 (US$24,236) for the application of a CECL model which resulted in a reduction in the beginning balance of provision for credit losses for accounts receivable as of April 1, 2023.

For the years ended March 31, 2022, 2023 and 2024, the Company accrued additional provision for credit losses for accounts receivable in an amount of HKD 197,359, HKD 142,194 and HKD 88,578 (US$11,319), respectively, on its consolidated statements of income and comprehensive income.

During the years ended March 31, 2023 and 2024, the Company had written off the uncollectible receivables in an amount of HKD 89,251 and HKD 140,641 (US$17,972), respectively.

Note 7 — Other receivables, net

Other receivables, net included the following:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Reimbursement receivables	$12,000	$-	$-
Other receivables	452,040	434,088	55,468
Less: Provision for credit losses	(151,916)	(729)	(93)
Total Other receivables, net	$312,124	$433,359	$55,375

Reimbursement receivables represent the amount the Company overpaid to its service vendor. Other receivables include the out-of-pocket payments paid on behalf of and to be collected from the Company’s service clients.

The following table sets forth the movement of provision for credit losses:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Beginning balance	$80,997	$151,916	$19,412
Cumulative-effect adjustment of adoption of CECL	-	(125,657)	(16,057)
Addition	124,534	18,368	2,347
Write-off	(53,615)	(43,898)	(5,609)
Ending balance	$151,916	$729	$93

The Company adopted ASC 326 using a modified retrospective transition method on April 1, 2023 and recorded a cumulative-effect adjustment of HKD 125,657 (US$16,057) for the application of a CECL model which resulted in a reduction in the beginning balance of provision for credit losses for other receivables as of April 1, 2023.

For the years ended March 31, 2022, 2023 and 2024, the Company accrued additional provision for the credit losses for other receivables in an amount of HKD 54,837, HKD 124,534 and HKD 18,368 (US$2,347), respectively, on its consolidated statements of income and comprehensive income.

During the years ended March 31, 2023 and 2024, the Company had written off the uncollectible receivables in an amount of HKD 53,615 and HKD 43,898 (US$5,609), respectively.

Note 8 — Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Leasehold improvements	$154,912	$154,912	$19,796
Furniture and office equipment	143,656	143,656	18,356
Computer software	2,480,000	2,480,000	316,896
Subtotal	2,778,568	2,778,568	355,048
Less: accumulated depreciation	(2,768,056)	(2,770,436)	(354,009)
Total	$10,512	$8,132	$1,039

Depreciation expense for the years ended March 31, 2022, 2023 and 2024 amounted to HKD 1,501, HKD 1,387 and HKD 2,380 (US$304), respectively.

Note 9 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Accrued employee compensation and benefits	$17,813	$183,158	$23,404
Accrued professional fees	83,829	129,709	16,574
Customer advance payable to third party vendors or government agencies	13,255	83,999	10,733
Refundable customer deposits	137,678	104,059	13,297
Others	44,910	18,882	2,413
Total	$297,485	$519,807	$66,421

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

ALECS elected the two-tier profits tax rate for its tax years of 2021, 2022 and 2023. ALECS applies the two-tier profits tax rate for its provision for current income and deferred taxes.

For the tax years of 2021, 2022 and 2023, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD 10,000, HKD 6,000 and HKD 3,000 per case, respectively.

Net operating loss will be carryforward indefinitely under Hong Kong profits tax regulation. As of March 31, 2023 and 2024, the Company did not generate net operating loss carry forwards available to offset future taxable income.

The income tax provision consisted of the following components:

	For the years ended March 31
	2022	2023	2024
	HKD	HKD	HKD	US$
Current:
Hong Kong	$1,877,357	$879,171	$1,414,234	$180,712
Total current	1,877,357	879,171	1,414,234	180,712

Deferred:
Hong Kong	(165,727)	(17,326)	65,745	8,401
Total deferred	(165,727)	(17,326)	65,745	8,401
Total provision for income taxes	$1,711,630	$861,845	$1,479,979	$189,113

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the years ended March 31
	2022	2023	2024
	HKD	HKD	HKD	US$
Income before income tax	$11,927,837	$6,889,496	$6,742,758	$861,594
Hong Kong income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,974,374	1,141,247	1,112,555	142,163
Preferential rate	(165,000)	(165,000)	(165,000)	(21,084)
Impact of foreign rate differential	-	-	65,702	8,396
Non-taxable items in Hong Kong	(4,599)	(40,216)	(24,415)	(3,120)
Non-deductible items in Hong Kong	-	305,519	201,627	25,764
Prior years’ adjustments	(83,145	(374,705)	292,510	37,377
Tax credit	(10,000)	(5,000)	(3,000)	(383)
Total income tax expense	$1,711,630	$861,845	$1,479,979	$189,113
Effective tax rate	14.4%	12.5%	21.9%	21.9%

Deferred tax

Significant components of deferred tax were as follows:

	As of March 31,
	2023	2024
	HKD	HKD	US$
Deferred tax assets:
Provision for credit losses	$64,989	$157	$20
Depreciation	16,809	15,896	2,031
Total deferred tax assets	81,798	16,053	2,051

Deferred tax liabilities:
Total deferred tax liabilities	-	-	-
Deferred tax (liabilities) assets, net	$81,798	$16,053	$2,051

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company’s subsidiary in Hong Kong generated profits historically and for the years ended March 31, 2023 and 2024.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2024, the Company did not have any unrecognized tax benefits. For the years ended March 31, 2022, 2023 and 2024, the Company had no unrecognized tax benefits.

The Company’s tax jurisdiction is Hong Kong and the Company files profits tax returns with the Hong Kong Inland Revenue Department (“the HKIRD”). Hong Kong profits tax returns remain subject to examination by the HKIRD for six years after the date of filing. The tax years 2017 through 2022 remain subject to examination by the HKIRD.

Note 11 — Lease

The Company has entered into a lease arrangement for its office facility.

The components of lease expense were as follows:

	For the years ended March 31
	2022	2023	2024
	HKD	HKD	HKD	US$
Operating lease cost	$299,721	$304,824	$302,870	$38,701

Total lease cost	$299,721	$304,824	$302,870	$38,701

Supplemental balance sheet information related to leases was as follows:

	March 31,
	2023	2024
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$272,561	$508,848	$65,021

Current operating lease obligation	272,561	271,286	34,665
Noncurrent operating lease obligation	-	237,562	30,356
Total operating lease obligation	$272,561	$508,848	$65,021

Weighted average remaining lease term (in years):
Operating lease	0.92	1.92

Weighted average discount rate:
Operating lease	5.0%	5.9%

Supplemental cash flow and other information related to the leases was as follows:

	For the years ended March 31
	2022	2023	2024
	HKD	HKD	HKD	US$
Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from operating lease obligation	$296,226	$304,824	$302,870	$38,701

Right of use assets obtained in exchange for lease obligation:
Operating lease	$579,011	$-	$529,700	$67,686

Non-cancellable Operating Lease

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of March 31, 2024 was as follows:

Years ending March 31,	Amount (HKD)	Amount (US$)
2025	$281,376	$35,954
2026	257,928	32,958
Total future lease payments	539,304	68,912
Amount representing interest	(30,456)	(3,891)
Present value of future payments	$508,848	$65,021

Total operating lease expense for the Company’s office facility for the years ended March 31, 2022, 2023 and 2024 amounted to HKD 299,721, HKD 304,824 and HKD 302,870 (US$38,701), respectively.

Note 12 — Commitments and Contingencies

Commitments

As of March 31, 2024, the Company had no commitments other than the lease obligations as discussed in Note 11.

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

As of March 31, 2024, the Company had no outstanding lawsuits nor claims.

Note 13 — Equity

Dividend

On December 22, 2023, the Company’s Board of Directors approved and declared a dividend in an amount of HKD 7,830,800 (US$1,000,000) to its shareholders. This amount was paid in three installments: HKD 698,217 (US$89,172) on January 11, 2024, HKD 5,794,200 (US$740,000) on January 16, 2024 and HKD 1,337,583 (US$170,828) on January 17, 2024. The dividend per share was HKD 0.41 (US$0.05).

Note 14 — Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2024 up through the date the Company issued the consolidated financial statements. There were no subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.