Form 20-F
period 2025-03-31
ALE Group Holding Ltd
filed 2025-08-15
CIK 1806905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-41441

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

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025 was: 19,200,000 ordinary shares, par value $0.00052083 per share.

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

Yes ☐   No ☒

ALE GROUP HOLDING LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

INTRODUCTORY NOTES

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“ALECS” are to ALE Corporate Services Ltd., a Hong Kong Company incorporated on June 30, 2014 and a wholly-owned subsidiary of BVI Sub;

●	“Amended and Restated Charter” are to the current governing amended and restated memorandum of and articles of association of ALE;

●	“BVI” are to the “British Virgin Islands;”

●	“BVI Act” are to the BVI Business Companies Act (as amended);

●	“BVI Sub” are to ALE (BVI) Limited, a British Virgin Islands business company incorporated on February 20, 2020 and a wholly-owned subsidiary of the Company;

●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States; and

●	“HKD” or “HK Dollar” are to the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“mainland China” are to the mainland China of the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Proposed IPO” are to the proposed initial public offering of ALE Group Holding Limited’s 1,500,000 Ordinary Shares at an assumed public offering price between $4.00 and $6.00, pursuant to a post-effective amendment on Form F-1 (File No. 333-239225);

●	“shares” or “Ordinary Shares” are to the ordinary shares of ALE Group Holding Limited, par value $0.00052083 per share;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	“we”, “us”, the “Company” or “ALE” in this annual report are to ALE Group Holding Limited, a British Virgin Islands business company incorporated on January 22, 2020.

We do not have any material operation of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary ALECS, using Hong Kong dollars, the currency of Hong Kong. ALECS’s reporting currency is Hong Kong dollars. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD 7.7799 as of and for the year ended March 31, 2025 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

We are a holding company incorporated in the British Virgin Islands, or “BVI.” As a holding company with no material operations, our operations were conducted by our subsidiary, ALE Corporate Services Ltd., or “ALECS,” in Hong Kong.

ALECS faces various legal and operational risks and uncertainties relating to its operations in Hong Kong. Although we have three clients who are mainland Chinese individuals, our current corporate structure does not contain any variable interest entity (“VIE”) in mainland China and neither we nor ALECS have any intention establishing any VIEs in mainland China in the future. If in the future there is any significant change to the current political arrangements between mainland China and Hong Kong and mainland China’s expanded authority in Hong Kong results in the PRC regulatory authorities disallowing our current corporate structure, or if in the future our structure were to contain a VIE and the mainland PRC regulatory authorities expand to Hong Kong and disallow the VIE structure, it would likely result in a material adverse change in our operations, and the value of our securities may decline significantly in value or become worthless. All of our operations are conducted by ALECS in Hong Kong. Although currently we do not have any business operations in mainland China nor do we have any VIE structure and we believe that the laws and regulations of the PRC applicable in China do not currently have any material impact on our business, financial condition or results of operations, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to VIE, data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as ALE or ALECS given our substantial operations in Hong Kong and the Chinese government’s significant oversight authority over the conduct of business in Hong Kong.

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

We are also aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are fairly new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ALECS’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete the Proposed IPO or cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong and Having Clients from mainland China.”

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”) has been inspected by the PCAOB on a regular basis and Marcum Asia was subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our current auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Our Ordinary Shares — Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.”

As a holding company, we may rely on receipt of funds from our Hong Kong subsidiary, ALECS by way of dividends payments for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on ALECS’ ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to us and adversely affect our business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate that any cash dividends will be paid, or any assets will be transferred in the near future. On February 1, 2025, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively. Historically, the Board of Directors approved and declared the 2023 Special Dividend of HKD 0.41 (US$0.05) per share, in an amount of HKD 7,830,800 (US$1,000,000) dividend to its shareholders on December 22, 2023. The 2023 Special Dividend was paid in three installments: US$89,172 on January 11, 2024, US$740,000 on January 16, 2024 and US$170,828 on January 17, 2024. Other than the aforementioned special dividends, we have not declared or paid any cash dividends on our capital shares for the last three fiscal years. In the future, cash proceeds raised from overseas financing activities, including the Proposed IPO, may be transferred by us to the ALECS to fund its operations. For more information, please see “Risk Factors — Risks Related to Doing Business in Hong Kong and Having Clients in mainland China” starting on page 26 of this annual report.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors __Implications of Our Being an Emerging Growth Company” on page 25 of this annual report.

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties related to our business include, but are not limited to, the following:

●	Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice or services, in which case our revenues and profitability could decline. See a more detailed discussion of this risk factor on page 8 of this annual report.

●	If we do not effectively manage the utilization of our professionals or billable rates, our financial results could decline. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition, and results of operations. See a more detailed discussion of this risk factor on page 10 of this annual report.

●	Our Chief Executive Officer has substantial influence over our company and their interests may not be aligned with the interests of our other shareholders. See a more detailed discussion of this risk factor on page 13 of this annual report.

●	If we are unable to accept client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected. See a more detailed discussion of this risk factor on page 16 of this annual report.

●	We may face competition from parties who sell us their businesses and from professionals who cease working for us. See a more detailed discussion of this risk factor on page 18 of this annual report.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and there can be no assurance that the PRC government will not intervene or impose restrictions on our subsidiary’s ability to transfer or distribute cash/assets to entities outside of Hong Kong. Any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 20 of this annual report.

●	PRC laws and regulations related to our current business operations are sometimes vague and uncertain. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share. See a more detailed discussion of this risk factor on page 24 of this annual report.

●	If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer. See a more detailed discussion of this risk factor on page 24 of this annual report.

Risks Related to Doing Business in Hong Kong

All of our operations are in Hong Kong, which is a special administrative region of the PRC with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations. However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in mainland China, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, we are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong. Should the PRC government choose to affect operations of any company with any level of operations in Hong Kong or should certain PRC laws and regulations or these statements or regulatory actions become applicable to ALECS in the future. Such governmental actions: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or hinder our ability to offer or continue to offer our Ordinary Shares to investors; and (iii) may cause the value of our Ordinary Shares to significantly decline or be worthless. Therefore, we face risks and uncertainties relating to doing business in Hong Kong and having clients from China in general, including, but not limited to, the following:

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 26 of this annual report.

●	As advised by our PRC counsel, Han Kun Law Offices, as of the date of this annual report, subject to final determination by the CSRC and relevant competent authorities, on the basis that (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiary(s) currently do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiary(s) possess personal information of less than one million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC, ALECS is currently not required to obtain approvals from Chinese authorities to operate its business or to list on the U.S. exchanges and offer securities. However, there remain some uncertainties as to whether and when we will be required to obtain approvals from Chinese authorities to operate our business and list our Ordinary Shares on the U.S. exchanges in the future, and if required, we cannot assure you that we will be able to obtain such approval. See a more detailed discussion of this risk factor on page 21 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 29 of this annual report.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong holding subsidiary. See a more detailed discussion of this risk factor on page 29 of this annual report.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See a more detailed discussion of this risk factor on page 30 of this annual report.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings. See a more detailed discussion of this risk factor on page 30 of this annual report.

●	On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. Our auditor is headquartered in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. While our auditor is based in the U.S. and is registered with PCAOB and subject to the PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. See a more detailed discussion of this risk factor on page 31 of this annual report.

●	Nasdaq may apply additional and more stringent criteria for our initial listing because we plan to have a small public offering and our insiders will hold a substantial portion of our listed securities. See a more detailed discussion of this risk factor on page 31 of this annual report.

Risks Related to Our Business

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Varied factors outside of our control could affect demand for a segment’s practices and our services. These include:

●	fluctuations in the U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

●	level of leverage incurred by countries or businesses;

●	M&A activity;

●	frequency and complexity of significant commercial litigation;

●	overexpansion by businesses causing financial difficulties;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules, and regulations, including antitrust/competition reviews of proposed M&A transactions;

●	other economic, geographic or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment. Fluctuations, changes, and disruptions in financial, credit, M&A and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on one or more of our segments or service, practice or industry offering.

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

Our failure to manage the utilization of our professionals, or maintain or increase the hourly rates we charge our clients for our services, could result in adverse consequences, such as non- or lower-revenue-generating professionals, increased employee turnover, fixed compensation expenses in periods of declining revenues, the inability to appropriately staff engagements (including adding or reducing staff during periods of increased or decreased demand for our services), or special charges associated with reductions in staff or operations. Reductions in workforce or increases of billable rates will not necessarily lead to savings. In such events, our financial results may decline or be adversely impacted. A number of factors affect the utilization of our professionals. Some of these factors we cannot predict with certainty, including general economic and financial market conditions; the complexity, number, type, size, and timing of client engagements; the level of demand for our services; appropriate professional staffing levels, in light of changing client demands and market conditions; utilization of professionals across segments and geographic regions; and competition. In addition, our global expansion into or within locations where we are not well-known or where demand for our services is not well-developed could also contribute to low or lower utilization rates in certain locations.

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

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose the Company to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, attempting to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices, or services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train, and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

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

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition, and results of operations.

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

While we have experienced periods of growth in the past, we cannot assure you that we will grow at the historical rate of growth. Our ability to grow depends on a variety of factors, including our ability to secure new clients, expand relationships with existing clients, and operate effectively in competitive and evolving markets. If and when growth resumes, our rapid growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. To accommodate our growth, we will need to implement a variety of new and upgraded operational and systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to recruit, train, manage and motivate employees and manage our relationships with an increasing number of clients. Moreover, as we introduce new services or enter into new markets, we may face unfamiliar market and operational risks and challenges which we may fail to successfully address. We may be unable to manage our growth effectively, which could have a material adverse effect on our business.

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

A failure in our information technology (“IT”) systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation, and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record, and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage, or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

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

Mr. Tak Ching (Anthony) Poon, our Chief Executive Officer, is currently the beneficial owner of 13,094,400 Ordinary Shares or 68.2% of our outstanding shares, which are directly held by APTC Holdings Limited, an entity 100% owned by Mr. Poon. Mr. Poon will own approximately 63.26% of our Ordinary Shares following the Proposed IPO of our Ordinary Shares, assuming the underwriters do not exercise their over-allotment option. As a result, Mr. Poon is and will continue to be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those purchasing Ordinary Shares in our Proposed IPO. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition, and results of operations.

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

We deliver sophisticated professional services to our clients. Our success is dependent, in large part, on our ability to keep our supply of skills and resources in balance with client demand. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve. Our continued success depends upon our ability to attract and retain professionals who have expertise, a good reputation and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining highly qualified professionals to drive our organic growth and support expansion of our services and geographic footprint. We cannot assure that we will be able to attract or retain qualified professionals to maintain or expand our business. If we are unable to successfully integrate, motivate and retain qualified professionals, our ability to continue to secure work in may suffer. Moreover, competition has caused our costs of retaining and hiring qualified professionals to increase, a trend that could continue and could adversely affect our operating margins and financial results.

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

We may have difficulty integrating future acquisitions or convincing clients to allow assignment of their engagements to us, which can reduce the benefits we receive from acquisitions.

The process of managing and integrating future acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to properly manage and integrate future acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

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

We have no subsidiary, VIE structure or any direct operation in mainland China and we are not controlled by mainland Chinese companies or individuals, therefore, as advised by our PRC counsel, Han Kun Law Offices, ALECS is currently not required to obtain approvals from Chinese authorities to operate its business or to list on the U.S. exchanges or offer securities.

We are also aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review, or the Revised Draft, for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users (which to be further specified) which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance, and substantial uncertainties exist with respect to their interpretation and implementation.

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

Since these statements and regulatory actions are fairly new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. If ALECS is deemed to be an “operator of critical information infrastructure” or “data processor” controlling personal information of no less than one million users, ALECS could be subject to PRC cybersecurity review in the future. If ALECS was required to obtain approvals from the PRC authorities, or to pass cybersecurity review of CAC, in the future and was denied permission from the PRC authorities to list on U.S. exchanges, we will not be able to list our Ordinary Shares on U.S. exchange, continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares.

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

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are required to include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. In connection with the audits of our consolidated financial statements as of March 31, 2025, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) a lack of independent directors and an audit committee; (iv) a lack of controls around data edit rights; and (v) a lack of controls or procedures to monitor the system operation and management, which influences the information technology general controls (“ITGCs”) on privileged access and system changes.

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

Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. However, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the market value of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

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

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

In connection with the Proposed IPO pursuant to the post-effective amendment to registration statement on Form F-1 (File No. 333-239225), we have incurred significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the Proposed IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

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

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our current auditor, Marcum Asia is required under the laws of the United States to undergo regular inspections by the PCAOB to assess compliance with the laws of the United States and professional standards. Marcum Asia is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis and Marcum Asia was not subject to the determinations announced by the PCAOB on December 16, 2021. Currently, we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB. In addition, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

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

We have historically paid dividends, but we may not pay dividends following the consummation of the Proposed IPO.

We have paid dividends in the past; however, following the consummation of the Proposed IPO, we intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the anticipated proceeds and market capitalization following the Proposed IPO), we are not a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash we raise in the Proposed IPO. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10.E. Taxation— Passive Foreign Investment Company.”

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

B. Business Overview

We are a holding company incorporated in the BVI with all of our operations conducted in Hong Kong by our wholly-owned subsidiary, ALECS. We provide corporate consultancy services to small and medium-sized businesses. Our services include financial reporting, corporate consultancy, going public consultancy, internal control advisory, taxation and corporate secretary. Our goal is to become a one-stop solution for accounting, corporate consulting, taxation and company secretarial needs of small and medium enterprises operating in Asia and the United States.

Since our inception until March 31, 2025, our revenue was mainly generated from our corporate consultancy services provided by ALECS. We also generated revenue from taxation and company secretarial services provided by ALECS. We generated a total revenue of approximately HKD 12,532,531, HKD 11,980,435 and HKD 13,022,316 (USD$ 1,673,841) for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. The revenues generated from corporate consultancy services were HKD 9,786,400, HKD 9,820,080 and HKD 10,470,000 (US$ 1,345,776) for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. The revenues generated from taxation services were HKD 1,240,000, HKD 950,000 and HKD 951,000 (US$ 122,238) for the fiscal years ended March 31, 2023, 2024 and 2025 respectively. The revenues generated from company secretarial services were HKD 1,506,131, HKD 1,210,355 and HKD 1,601,316 (US$ 205,827) for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. We launched services through ALECS in 2014. ALECS focuses on assisting small to medium-sized corporations by providing “one-stop solutions” in financial consulting, corporate services, financial due diligence, accounting and banking advisory services. ALECS has a team of qualified and experienced professionals with solid background in banking, taxation, corporate secretarial services, corporate accounting, financial reporting and pre-IPO accounting advisory for Hong Kong and U.S. capital market. ALECS assists to design different growth strategies for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. As of March 31, 2025, ALECS had 295 client engagements. Our goal is to become an international consulting company with clients and offices throughout Asia and the United States.

Services Provided by ALECS

Corporate Consultancy Services

Corporate consultancy services are comprised of general corporate consultancy services, financial due diligence services and internal control advisory services.

ALECS’ general corporate consultancy services include advising clients on business and financial management, business strategies, financial planning, corporate accounting and financial reporting, business structure and internal books and records. ALECS may provide guidance to its clients on how to refine their internal accounting functions and preparing information for their financial auditing purposes.

ALECS’ clients subscribe to its corporate consultancy services through fixed-fee billing arrangements. ALECS’ clients pay a fixed fee over the length of the contract term, as specified in the clients’ service agreements. The length of the service periods varies with each specific client. Generally, ALECS’ service agreements are cancellable before the end of the agreement term upon advanced notice.

Financial Due Diligence Services

ALECS launched financial due diligence services during the year ended March 31, 2025. This service line consists of a series of tasks such as understanding and performing assessments of the client’s business structure, organizational structure, qualification of accounting staff, industry, operational and accounting processes, financial performance, cash flow and tax compliance.

ALECS delivers a financial due diligence report and/or supplemental report upon the completion of its assessment. Revenue for this service line is recognized when the financial due diligence report is delivered to a client.

ALECS’ clients subscribe to its financial due diligence services through fixed-fee billing arrangements. The length of the service periods varies with each specific client. Generally, ALECS’ service agreements are cancellable before the end of the agreement term upon advanced notice.

Internal Control Advisory Services

ALECS also provides internal control review and analysis to its clients listed on various equity markets. Generally, ALECS performs annual or interim internal control testing in accordance with the exchange rules, laws and regulations. Upon the completion of internal control assessment, ALECS delivers internal control review reports with recommendations to our clients.

For internal control advisory engagements, ALECS generally bills its clients upon completing its client review and providing deliverables to its clients.

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

ALECS generally receives payment from its clients upon the clients’ filing of their tax return.

Corporate Secretarial Services

ALECS has obtained the relevant Hong Kong Company registry licenses from the Registrar for Trust and Company Services Providers to provide corporate secretarial services. ALECS provides corporate secretarial services on an annual basis or non-recurring agreed-upon corporate secretarial services to its corporate clients.

ALECS’ corporate secretarial services include filing annual returns with the Registrar of Companies of Hong Kong or relevant foreign regulatory agencies, renewing business registration and maintaining and updating company registers and particulars. For this type of corporate secretarial services, ALECS also provides extended corporate secretarial supports such as responding to enquiries from the Registrar of Companies or relevant foreign regulatory agencies for one year following our predetermined company secretarial services to its clients. Accordingly, ALECS recognizes revenue of corporate secretarial services on annual basis over one year following the filing of the corresponding documents.

ALECS’ corporate secretarial services also include agreed-upon services on a non-recurring basis such as compiling articles of incorporation, coordinating with financial institutions to open new bank accounts, and forming new entities, compiling applicable regulatory documentations for establishment of new entities. ALECS recognizes revenue after the non-recurring agreed-upon services are transferred to its clients.

ALECS generally bills its clients for our secretarial services before it provides its clients with any deliverables. ALECS also requests clients to remit payment in advance before it provides ongoing secretarial support.

Our Clients

ALECS’ client base includes both private and publicly-traded companies incorporated primarily in Hong Kong, the British Virgin Islands. As of March 31, 2025, ALECS had 295 client engagements.

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

ALECS also strives to maintain professional relationships with its former and prospective clients. ALECS’ former clients have benefited from its services and have introduced its to prospective clients. After operating for more than 10 years, ALECS compiled a database consisting of former and prospective clients, using each as a resource for business connections and social relations.

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

Competition

We face competition from a number of PRC based consulting companies providing going public consulting services, such as Asia Times Holdings Ltd, Greenpro Capital Corp., Marble Consultants, and Dragon Victory International Limited. We also face competition from smaller Hong Kong based CPA firms. However, we believe that we are able to differentiate ourselves from our competitors through our high-level services, our ability to offer a range of services to each client, and our eleven-year track record.

Our Competitive Advantages

We believe that the following strengths enable ALECS to capture opportunities in the financial service industry in China and differentiate it from the competitors:

Experienced and Highly Qualified Team.

We built a highly-qualified professional service team with extensive experience in banking, taxation and company secretarial services. The majority of the members of our management team are Chartered Accountants with solid experience in accounting and corporate consultancy. For example, our CEO, Mr. Tak Ching (Anthony) Poon, has over 15 years of experience in banking, accounting and corporate finance. We highly value members of our qualified professional team and are constantly looking to hire new talent.

Recognition and Reputation.

We believe that many of ALECS’ current and former clients have achieved their business objectives, partly as a result of our services. We believe our industry reputation will be a major drive for ALEC’s continued growth.

Cooperation and Relationships with Local Chamber of Commerce and Associations.

Over the past few years, ALECS has established strong relationships with relevant local government associations. ALECS has gained valuable insight into local regulatory processes and administrative practices, which helps facilitate smoother project execution and reduce regulatory friction..

Long Term Cooperation Relationship with Third Party Professional Services Providers.

Over the past few years, ALECS has established relationships with professionals in Asia and the United States, including those with deep industry experience in financial reporting, banking and financing. We believe this reflects both on ALECS’s credibility and its commitment towards providing quality services to its clients. During the ten years of our operation, ALECS frequently works with Hong Kong sponsors for listing, auditors, commercial bankers and private bankers and other professionals in the corporate and finance industry on projects. Many of ALECS’s new clients were generated through referrals from these third-party professional providers that it works with. The professional recognition of ALECS’ services and referrals reflects its credibility and commitment toward providing quality services to its clients. In the event ALECS’ clients need auditing, banking or other professional services, we have a reliable pool of candidates to recommend.

Our goal is to become a one-stop solution for corporate consulting, financial due diligence, taxation and secretarial needs of small and medium enterprises operating in Asia and the United States. Our long-term relationship with third party professional providers enables our clients to gain direct access to and obtain high quality professional services from these professionals. Some of the ALECS’ clients are listed on U.S. exchanges and need to comply with various requirements or standards across different jurisdictions. The long-term cooperation relationships strengthen our competitive position of providing a one-stop solution for the needs of ALECS’ clients. By working collaboratively with third party professional providers, we are able to guide and assist clients efficiently.

Employees

As of March 31, 2025, we had a total of 6 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us.

Seasonality

Generally, we do not experience any material seasonality in our business.

Insurance

We carry medical insurance as part of the employee benefits. We are of the view that coverage of insurance policies taken out by us is adequate for our operation in all material aspects and is in line with the standard industry practice in Hong Kong. Aside from the insurance coverage described above, we intend to purchase directors and officers liability insurance in the future in connection with our Proposed IPO.

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

Hong Kong Regulations Relating to Consulting Services Providers

Under the recently amended Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLCTFO”), trust or company service providers (“TCSPs”) in Hong Kong need to apply for a license which is conditional on certain personnel of such companies having satisfied a “fit and proper” test. The AMLCTFO also requires TCSPs to comply with the applicable statutory customer due diligence and record-keeping requirements. TCSPs are regulated by the Registrar of Companies, through the Hong Kong Companies Registry (the “CR”), and are subject to its oversight.

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

Capital gains and profits tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Under section 60 of the Inland Revenue Ordinance (IRO), the Inland Revenue Department (IRD) may, within a year of assessment or within six years after the expiration thereof (the retrospective period), assess any person who has not been assessed for that year of assessment, and make additional assessment of any person who has been assessed at less than the proper amount. Where the discrepancies are due to intentional evasion, the IRD may extend the period for additional assessment for up to 10 years after the end of the relevant assessment year.

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

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report and after giving effect to the Company’s Proposed IPO of 1,500,000 ordinary shares (assuming the underwriters do not exercise their over-allotment option):

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

The operating lease expense amounted to HKD 304,824, HKD 302,870 and HKD 281,376 (US$36,167), for the years ended March 31, 2023, 2024, and 2025, respectively.

Future minimum lease payments under the lease agreement are as follows as of March 31, 2025:

Years ending March 31,	Amount (HKD)	Amount (US$)
2026	257,928	33,153
Total future lease payments	257,928	33,153
Amount representing interest	(7,424)	(954)
Present value of future payments	$250,504	$32,199

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

Overview

ALE Group Holding Limited is a holding company incorporated on January 22, 2020 under BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd, a Hong Kong company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing corporate consultancy, taxation and company secretarial services to small and medium-sized businesses. The Company’s headquarter is located in Hong Kong. The “Company” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section refers to ALE and its subsidiaries, to reflect the applicable information on a consolidated basis, unless the context otherwise indicates.

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

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities

ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding

ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding

ALE Corporate Services Ltd (“ALECS”)	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing corporate consultancy, taxation and company secretarial services to small and medium-sized businesses

Key Factors that Affect Results of Operations

The Company believes the key factors affecting its financial condition and results of operations include the following:

Economic conditions in Mainland China and Hong Kong

The demand for corporate consultancy services is dependent upon overall economic conditions in mainland China and Hong Kong. A slowdown in the economy, such as deterioration of overall economic sentiment may decrease the willingness of corporate clients to expand their business, which in turn may decrease their needs on overall corporate services and affect our operating business performance.

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

Changes in Mainland China and Hong Kong regulatory environment may impact our business and results of operations

The regulatory environment for the consulting industry in mainland China and corporate services in Hong Kong is constantly evolving in order to govern the financial services sector. ALECS has been closely tracking the development and implementation of new rules and regulations likely to affect it. It will continue to ensure timely compliance with any new rules and regulations and believe that such timely compliance is essential to its growth. To the extent that ALECS may be required to adapt its operations to new laws and regulations, its operating costs may increase which will impact its profitability.

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

Year ended March 31, 2024 compared to year ended March 31, 2025

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years ended March 31, 2024 and 2025, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31
	2024		2025
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Corporate consultancy services	$9,820,080	82.0%	$10,470,000	$1,345,776	80.4%
Taxation services	950,000	7.9%	951,000	122,238	7.3%
Company secretarial services	1,210,355	10.1%	1,601,316	205,827	12.3%
Total revenues	11,980,435	100.0%	13,022,316	1,673,841	100.0%

Operating expenses
Direct cost of revenues	2,691,125	22.5%	2,451,625	315,123	18.8%
Selling and marketing expenses	321,857	2.7%	367,914	47,290	2.8%
General and administrative expenses	2,469,604	20.6%	2,703,751	347,531	20.8%
Provision for credit losses	106,946	0.9%	1,140	147	0.0%
Total operating expenses	5,589,532	46.7%	5,524,430	710,091	42.4%
Income from operations	6,390,903	53.3%	7,497,886	963,750	57.6%
Other income, net	351,855	2.9%	101,792	13,083	0.8%
Income before income taxes	6,742,758	56.2%	7,599,678	976,833	58.4%
Income tax expense	1,479,979	12.4%	1,351,167	173,674	10.4%
Net income	5,262,779	43.8%	6,248,511	803,159	48.0%
Foreign currency translation adjustment	(13,634)	(0.1)%	(1,655)	15,303	0.9%
Comprehensive income	$5,249,145	44.3%	$6,246,856	$818,462	48.9%

Revenues

For the years ended March 31, 2024 and 2025, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS, namely, corporate consultancy services, taxation services and company secretarial services.

The following table presents ALECS’ revenues disaggregated by service lines for the years ended March 31, 2024 and 2025:

	For the years ended March 31
	2024	2025	2025	Change	Change
Revenues	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$9,300,000	1,195,388	$-	-%
Financial due diligence services	-	1,170,000	150,388	1,170,000	100%
Internal control advisory services	520,080	-	-	(520,080)	(100)%
Subtotal corporate consultancy services	9,820,080	10,470,000	1,345,776	649,920	6.6%
Taxation services	950,000	951,000	122,238	1,000	0.1%
Company secretarial services	1,210,355	1,601,316	205,827	390,961	32.3%
Total revenues	$11,980,435	$13,022,316	$1,673,841	$1,041,881	8.7%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2024 and 2025:

	For the years ended March 31
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,030,365	$3,010,561	$386,967	$980,196	48.3%
Services and deliverables transferred over time	9,950,070	10,011,755	1,286,874	61,685	0.6%
Total revenues	$11,980,435	$13,022,316	$1,673,841	$1,041,881	8.7%

The total number of client engagements for the year ended March 31, 2025 slightly decreased by 1 from 296 in the year ended March 31, 2024 to 295 in the year ended March 31, 2025. Total revenue amount increased by HKD 1,041,881 from HKD 11,980,435 in the year ended March 31, 2024 to HKD 13,022,316 (US$1,673,841) in the year ended March 31, 2025. The increase was predominately driven by a rise in revenues from corporate consultancy services and company secretarial services by HKD 649,920 and HKD 390,961, respectively.

Corporate consultancy services include general corporate consultancy services, financial due diligence services and internal control advisory services.

Our corporate consultancy services for the years ended March 31, 2024 and 2025 primarily included general corporate consultancy services, financial due diligence services and internal control advisory services. Our revenues from corporate consultancy services for the year ended March 31, 2025 grew by HKD 649,920 or 6.6% from the same period in 2024. The growth was primarily driven by a financial due diligence service engagement offset by an absence of revenue from internal control advisory services. We did not incur any billable labor hours during the current period due to the scoping and testing plan of our internal control advisory service client.

Our revenue of taxation services for the year ended March 31, 2025 was comparable to the same period in 2024.

Our revenue from company secretarial services increased by 32.3% from HKD 1,210,355 for the year ended March 31, 2024 to HKD 1,601,316 (US$205,827) for the same period in 2025 although the number of engagement clients of company secretarial services for the year ended March 31, 2025 remained the same in 2024. Our clients who have incorporated in the British Virgin Islands during the current year are required to file an Annual Return in compliance with the new British Virgin Islands’ Business Companies Act. We charged an additional fee for such service which ultimately increment our revenue size in the current period.

Operating Expenses

The Company’s total operating expenses decreased by HKD 65,102 from HKD 5,589,532 in the year ended March 31, 2024 to HKD 5,524,430 (US$710,091) in the year ended March 31, 2025, principally driven by a decrease in direct cost of revenues by HKD 239,500, provision for credit losses by HKD 105,806, partially offset by an increase in selling and marketing expenses by HKD 46,057 and general and administrative expenses by HKD 234,147.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employer’s contribution to Mandatory Provident Fund (MPF), staff training, group medical insurance, staff allowance and recruitment fees. For the year ended March 31, 2025, direct cost of revenues was HKD 2,451,625 (US$315,123), decreased by HKD 239,500 or 8.9% from HKD 2,691,125 in the same period in 2024. Such reduction was attributable to the resignation of one of our employees during the year ended March 31, 2025.

Selling and marketing expenses

The following table sets forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	(%)
Selling and marketing expenses
Entertainment	$321,857	$367,914	$47,290	$46,057	14.3%
Total selling and marketing expenses	$321,857	$367,914	$47,290	$46,057	14.3%

Entertainment

Entertainment expenses include meal, entertainment and meeting with current or potential clients incurred by the directors and executives of ALECS during their business travels in order to further promote and market its business.

Entertainment expenses increased by HKD 46,057, or 14.3%, from HKD 321,857 for the year ended March 31, 2024 to HKD 367,914 (US$47,290) for the same period in 2025. Compared to the same period in 2024, our executives have initiated more face-to-face meetings with its current and potential clients to boost the Company’s revenue during the current year. This aligns with an increase in the Company’s revenue in current year.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, depreciation, government agency fees, insurance, legal and professional fees, office expenses, rental expense, utilities, maintenance and government rates, salaries and employee benefits and others.

The Company’s major general and administrative expenses were comprised of the following items during the periods indicated:

	For the years ended March 31
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	(%)
Business travel and accommodation	$28,323	$4,667	$600	$(23,656)	(83.5)%
Depreciation	2,380	3,103	399	723	30.4%
Government agency fees	13,508	9,670	1,244	(3,838)	(28.4)%
Insurance	7,735	6,178	794	(1,557)	(20.1)%
Legal and professional fees	1,472,336	1,846,925	237,397	374,589	25.4%
Office expenses	162,967	145,124	18,653	(17,843)	(10.9)%
Office rental	302,870	281,376	36,167	(21,494)	(7.1)%
Utilities, maintenance and government rates	78,283	80,746	10,378	2,463	3.1%
Salaries and employee benefits	376,712	305,803	39,307	(70,909)	(18.8)%
Others	24,490	20,159	2,592	(4,331)	(17.7)%
Total	$2,469,604	$2,703,751	$347,531	$234,147	9.5%

General and administrative expenses increased by HKD 234,147 or 9.5% from HKD 2,469,604 for the year ended March 31, 2024 to HKD 2,703,751 (US$347,531) in the same period in 2025, predominantly driven by a surge in legal and professional fees by HKD 374,589. We incurred a higher audit and review fee and BVI agent service fee during the current year. Besides, our depreciation, and utilities, maintenance and government rates slightly increased by HKD 723, and HKD 2,463, respectively. The overall increment was offset by a fall in business travel and accommodation, government agency fees, insurance, office expenses, office rental, salaries and employee benefits and others by HKD 23,656, HKD 3,838, HKD 1,557, HKD 17,843, HKD 21,494, HKD 70,909 and HKD 4,331, respectively. Our executives incurred more expenses for their overseas travel in year ended March 31, 2024 after the COVID-19 policy restriction had been relieved compared to the same period in 2025. Our lessor offered a lower rent amount upon renewal of our lease agreement. Additionally, our salaries and employee benefits were lower in the current year as one of our employees resigned during the current year.

Provision for credit losses

We adopted ASC 326 on April 1, 2023 and maintains a provision for credit losses under the current expected credit loss model (the “CECL model”). Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable and other receivables, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Upon adoption of ASC 326, we recorded a cumulative effect adjustment, HKD 315,328 (US$40,293) which resulted in increasing the opening balance of retained earnings and reducing the opening balance of provision for credit losses on the consolidated balance sheet as of April 1, 2023.

During the years ended March 31, 2024 and 2025, we recognized an addition to our provision for credit losses in an amount of HKD 106,946 and HKD 1,140, (US$147) respectively, on the consolidated statements of income and comprehensive income. The change to the provision for credit losses declined by HKD 105,806 or 98.9% in the year ended March 31, 2025 compared to the same period in 2024.

The amount of provision for credit losses related to accounts receivable recorded on our consolidated statements of income during the year ended March 31, 2025 dropped by HKD 87,997, from HKD 88,578 in the same period of 2024 to HKD 581 (US$75) in current year. We continued to exert our efforts in collection for our account receivable especially those over 180 days in the subsequent period. We factored the customer settlements received for our account receivable in subsequent period when we estimated our provision for credit losses as of March 31, 2024 and 2025.

The amount of provision for credit losses related to other receivables recorded on our consolidated statements of income during the year ended March 31, 2025 fell by HKD 17,809, from HKD 18,368 in the same period of 2024 to HKD 559 (US$72) in current year. We continued to exert our efforts in collection for our other receivables especially those over 180 days in the subsequent period. We factored the customer settlements received for our other receivables in subsequent period when we estimated our provision for credit losses as of March 31, 2024 and 2025.

Other income, net

Other income, net was primarily comprised of the foreign currency exchange gain or loss and an interest income. Other income for the year ended March 31, 2025 was HKD 101,792 (US$13,083) compared to HKD 351,855 in the same period in 2024 with a decrease by HKD 250,063 or 71.1%.

During the year ended March 31, 2024, we recognized interest income, HKD 379,808, and foreign currency exchange loss, HKD 27,953. During the same period in 2025, we recorded interest income, HKD 107,536 (US$13,822) and other income, HKD 9,012 (US$1,158) offset by foreign currency exchange loss, HKD 14,756 (US$1,897). Our interest income decreased by HKD 272,272 or 71.7% in the year ended March 31, 2025 compared to the same period in 2024. During the year ended March 31, 2025, the balance of our fixed rate deposit account was lower than the same period in 2024.

Income tax expense

Income tax expense was HKD 1,351,167 (US$173,674) for the year ended March 31, 2025, as compared to HKD 1,479,979 for the year ended March 31, 2024 which represented a decrease in our income tax expense by HKD 128,812 or 8.7%. During the year ended March 31, 2024, Hong Kong tax authority conducted a tax audit for the profits tax return filed for tax year 2021 and imposed an additional profits tax after the tax audit was concluded.

We believe that a valuation allowance is not necessary for the deferred assets because there will be adequate operating income generated in future years based on the fact that we generated profits historically and in the current year. We expect to continue to generate profits in future periods.

Net income

As a result of the above discussed, the Company recorded a net income of HKD 6,248,511 (US$803,159) for the year ended March 31, 2025, representing a rise of HKD 985,732 or 18.7% from a net income of HKD 5,262,779 for the year March 31, 2024. An increase in its net income in the year ended March 31, 2025 was predominantly due to a rise in revenue in the fiscal year 2025 as previously discussed.

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

Revenues

For the years ended March 31, 2023 and 2024, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS, namely, corporate consultancy services, taxation services and company secretarial services.

The following table presents ALECS’ revenues disaggregated by service lines for the years ended March 31, 2023 and 2024:

	For the years ended March 31
	2023	2024	2024	Change	Change
Revenues	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$9,300,000	$1,188,362	$-	-%
Internal control advisory services	486,400	520,080	66,456	33,680	6.9%
Subtotal corporate consultancy services	9,786,400	9,820,080	1,254,818	33,680	0.3%
Taxation services	1,240,000	950,000	121,392	(290,000)	(23.4)%
Company secretarial services	1,506,131	1,210,355	154,660	(295,776)	(19.6)%
Total revenues	$12,532,531	$11,980,435	$1,530,870	$(552,096)	(4.4)%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2023 and 2024:

	For the years ended March 31
	2023	2024	2024	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,397,398	$2,030,365	$259,442	$(367,033)	(15.3)%
Services and deliverables transferred over time	10,135,133	9,950,070	1,271,428	(185,063)	(1.8)%
Total revenues	$12,532,531	$11,980,435	$1,530,870	$(552,096)	(4.4)%

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

Provision for credit losses

We adopted ASC 326 on April 1, 2023 and maintains a provision for credit losses under the current expected credit loss model (the “CECL model”). Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable and other receivables, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

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

The amount of provision for credit losses related to accounts receivable recorded on its consolidated statements of income during the year ended March 31, 2024 dropped by HKD 53,616, from HKD 142,194 in the same period of 2023 to HKD 88,578 (US$11,319) in current year. As of March 31, 2024, the outstanding balances of our accounts receivable in the aging groups within 274 – 365 days and over 365 days reduced by HKD 3,033,234 and HKD 168,621, respectively, compared to those as of March 31, 2023. We continued to exert our efforts in collection and received HKD 4,442,620 for our account receivable especially those over 180 days in the subsequent period as of the date of this annual report. We factored the customer settlements received for our account receivable in subsequent period when we estimated our provision for credit losses as of March 31, 2023 and 2024.

The amount of provision for credit losses related to other receivables recorded on its consolidated statements of income during the year ended March 31, 2024 fell by HKD 106,166, from HKD 124,534 in the same period of 2023 to HKD 18,368 (US$2,347) in current year. As of March 31, 2024, the outstanding balances of our other receivables in the aging group over 365 days reduced by HKD 89,959 compared to those as of March 31, 2023. We continued to exert our efforts in collection and received HKD 104,373 for our other receivables especially those over 180 days in the subsequent period as of the date of this annual report. We factored the customer settlements received for our account receivables in subsequent period when we estimated our provision for credit losses as of March 31, 2023 and 2024.

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

We believe that a valuation allowance is not necessary for the deferred assets because there will be adequate operating income generated in future years based on the fact that we generated profits historically and in the current year. We expect to continue to generate profits in future periods.

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

The Company financed its daily operations and business development through cash generated from the operations of ALECS. As of March 31, 2024 and 2025, its cash and cash equivalent balance was HKD 2,706,452 and HKD 2,827,722 (US$363,465), respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended March 31
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Net cash provided by operating activities	$9,279,878	$4,922,659	$5,976,806	$768,236
Net cash used in investing activities	$(11,899)	$-	$(28,909)	$(3,716)
Net cash used in financing activities	$(3,936,449)	$(13,675,071)	$(5,825,325)	$(747,216)

Cash provided by operating activities:

For the year ended March 31, 2023, net cash provided by operating activities, HKD 9,279,878 was triggered by the net income HKD 6,027,651 as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items consisted of the depreciation of computer equipment, HKD 1,387, amortization of right-of-use assets of our operating lease, HKD 304,824, provision for credit losses, HKD 266,728 and deferred tax benefit, HKD 17,326. Cash inflow from the change in operating activities included cash collections from accounts receivables, HKD 2,256,528, deposits refund, HKD 19,345, an increase in accrued expenses and other payables, HKD 134,579, an increase in income tax payable, HKD 827,740, cash receipts from our related parties, HKD 26,012, advance cash receipts from our customers, HKD 21,430. Our overall operating cash inflow was offset by an increase in other receivables, HKD 230,529, a prepayment for insurance premium, HKD 53,667 and payments to our lessor, HKD 304,824.

For the year ended March 31, 2024, net cash provided by operating activities, HKD 4,922,659 was driven by the current year’s net income of HKD 5,262,779 as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: provision for credit losses, HKD 106,946, amortization of right-of-use assets of our operating lease, HKD 302,870 and deferred tax expense, HKD 65,745. Cash inflow from the change in operating activities included a decrease in advance cash receipts from our customers, HKD 26,065, an increase in income tax payable, HKD 56,621 and increase in accrued expenses and other payables, HKD 222,322. Our overall operating cash inflow was offset by an increase in other receivables, HKD 13,946, an increase in accounts receivable, HKD 812,366, and payments to our lessor, HKD 302,870.

For the year ended March 31, 2025, net cash provided by operating activities, HKD 5,976,806 (US$768,236) was driven by the current year’s net income of HKD 6,248,511 (US$803,159) as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: provision for credit losses, HKD 1,140 (US$147), amortization of right-of-use assets of our operating lease, HKD 281,376 (US$36,167) and deferred tax expense, HKD 5,319 (US$684). Cash inflow from the change in operating activities included an increase in income tax payable, HKD 824,046 (US$105,920), a decrease in prepaid expenses, HKD 6,850 (US$880) and a decrease in deposit payments, HKD 4,983 (US$640). Our overall operating cash inflow was offset by a decrease in advance cash receipts from our customers, HKD 47,507 (US$6,106), a decrease in accrued expenses and other payables, HKD 140,342 (US$ 18,039), an increase in other receivables, HKD 15,996 (US$2,056), an increase in accounts receivable, HKD 913,301 (US$117,392), and payments to our lessor, HKD 281,376 (US$36,167).

Cash used in investing activities:

For the year ended March 31, 2023, net cash used in investing activities, HKD11,899, pertained to a purchase of a computer equipment.

For the year ended March 31, 2024, we had no cash flow from investing activities.

For the year ended March 31, 2025, net cash used in investing activities, HKD 28,909 (US$3,716), pertained to purchases of six computer equipment.

Cash used in financing activities:

For the year ended March 31, 2023, net cash used in financing activities included deferred IPO cost payments, HKD3,936,449.

For the year ended March 31, 2024, net cash used in financing activities was inclusive of deferred IPO cost payments, HKD 5,845,071 (US$746,888) and dividend payments, HKD 7,830,000 (US$1,000,000).

For the year ended March 31, 2025, net cash used in financing activities was inclusive of deferred IPO cost payments, HKD 1,114,325 (US$147,216) and dividend payments, HKD 4,680,000 (US$600,000).

The following table sets forth a summary of the Company’s working capital as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Current assets	$11,803,957	$12,846,534	$1,651,245
Current liabilities	2,516,693	3,132,108	402,589
Working capital	$9,287,264	$9,714,426	$1,248,656

Current assets as of March 31, 2024 was HKD 11,803,957. Out of this balance, we had cash and cash equivalent in an amount of HKD 2,706,452 of which approximately HKD 504,297 was denominated in Hong Kong Dollar, approximately HKD 22 was denominated in Chinese Renminbi and approximately HKD 2,202,133 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net, HKD 8,616,442, other receivables, HKD 433,359 and prepaid expenses, HKD 47,704.

Current assets as of March 31, 2025 was HKD 12,846,534 (US$1,651,245). Out of this balance, we had cash and cash equivalent in an amount of HKD 2,827,722 (US$363,465) of which approximately HKD 998,831 was denominated in Hong Kong Dollar and approximately HKD 1,828,891 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in Hong Kong Special Administrative Region, PRC. The current asset balance also included the following: accounts receivable, net, HKD 9,529,162 (US$1,224,843), other receivables, HKD 448,796 (US$57,686) and prepaid expenses, HKD 40,854 (US$5,251).

Current liabilities as of March 31, 2024 was HKD 2,516,693. This amount was inclusive of accrued expenses and other payables, HKD 519,807, deferred revenue, HKD 296,304, income tax payable, HKD 1,429,296 and the current portion of operating lease obligation, HKD 271,286.

Current liabilities as of March 31, 2025 was HKD 3,132,108 (US$402,589). This amount was inclusive of accrued expenses and other payables, HKD 379,465 (US$48,775), deferred revenue, HKD 248,797 (US$31,979), income tax payable, HKD 2,253,342 (US$289,636) and the current portion of operating lease obligation, HKD 250,504 (US$32,199).

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

Contractual Obligations

The following table summarizes the contractual obligations of ALECS as of March 31, 2025:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$257,928	$-	$-	$-	$257,928
Total contractual obligations	$257,928	$-	$-	$-	$257,928

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	USD	USD	USD	USD	USD
Contractual Obligations:
Operating lease obligation	$33,153	$-	$-	$-	$33,153
Total contractual obligations	$33,153	$-	$-	$-	$33,153

C.	Research and development, patents, and licenses, etc.

Not Applicable.

D.	Trend information

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

E.	Critical Accounting Estimates and Accounting Policy

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

Provision for credit losses related to accounts receivables were HKD 225 and HKD 806 (US$104)as of March 31, 2024 and 2025, respectively.

Provision for credit losses related to other receivables were HKD 729 and HKD 1,288 (US$166) as of March 31, 2024 and 2025, respectively.

Our critical accounting policies and practices include revenue recognition. For a detailed discussion our significant accounting policies and related judgements, please see “Note 2 — Summary of significant accounting policies” of the Notes to Consolidated Financial Statements. You should read the following description of critical accounting estimates on provision for credit losses related to accounts receivable and other receivables in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

The Company generates revenues from fees charged for the professional services (corporate consultancy, taxation and company secretary) provided to its clients.

There are three revenue streams within the Company’s operations through its wholly-owned subsidiary, ALECS: corporate consultancy services, tax services and company secretarial services.

corporate consultancy services

Corporate consultancy services include general corporate consultancy services, financial due diligence services and internal control advisory services.

The Company delivers general corporate consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly general corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The entire transaction price of general corporate consultancy services is allocated to the single performance obligation. There is no variable consideration, significant financing component or non-cash consideration in the contract. Accordingly, based on the output method, the Company recognizes revenues for the general consultancy services on a monthly basis when it satisfies its performance obligations that it renders general corporate consultancy services throughout the contract terms.

Financial due diligence services, launched during the year ended March 31, 2025, consists of a series of tasks such as understanding and performing assessments of the client’s business structure, organizational structure, qualification of accounting staff, industry, operational and accounting processes, financial performance, cash flow and tax compliance. The Company delivers a financial due diligence report and/or supplemental report upon the completion of its assessment and recognizes revenue for this service line at a point in time when the financial due diligence report is delivered to a client.

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

Revenues generated from corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay pre-established fees in exchange for a predetermined set of professional services. The clients agree to pay fixed fees periodically over the contract terms as specified in the service agreements.

There is no contract asset as the Company has a right to consideration in exchange for its corporate consultancy services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

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

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Executive Officers and Key Employees

Set forth below is information concerning our directors, executive officers and other key employees. The following individuals are members of the Board and executive management of the Registrant.

Name	Age	Position(s)
Tak Ching (Anthony) Poon	43	Chief Executive Officer and Chairman of the Board
Wai Man (Raymond) Yip	54	Chief Financial Officer and Director
Herbert Chung Hunt Law	42	Independent Director*
Kit Ho Chow	68	Independent Director*
Chi Wai (Jerry) Ng	43	Independent Director*

*	Appointment effective immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market.

The following is a brief biography of each of our executive officers and directors:

Mr. Tak Ching (Anthony) Poon, age 43, has over 16 years of experience in the field of banking, accounting and corporate finance, joined ALECS and served as CEO since April 2018. He was appointed as our CEO and Chairman of the Board on March 16, 2020 and will be appointed as Chairman of the Board immediately prior to the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Poon obtained his Bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 2004, majoring in Professional Accountancy and admitted as a member of the Association of Chartered Certified Accountants. From July 2004 to July 2016, he worked in the Hong Kong and Shanghai Banking Corporation Limited under commercial banking department managing corporate relationship team in diverse industry sectors including Textile and Garment, Toys, Electronics and Printing, Property Developer / Non-bank Financial Institution and provide structured financing solution for their funding need. His last position was Senior Vice President in Large Corporates department. In July 2019, Mr. Poon has appointed as an Independent Non-Executive Director of Precious Dragon Technology Holdings Limited (HKEX 1861) being the Chairman for Audit Committee. We believe that Mr. Poon with years of experience in team building, customer relationship handling, business operations, and enterprise management, is qualified to be our Chairman of the Board.

Mr. Wai Man (Raymond) Yip, age 54, has obtained over 19 years of experience in financial management. He was appointed as our CFO on March 16, 2020, and director since January 22, 2020. Mr. Yip joined ALECS and served as the director since January 2016. He was appointed as our CFO on March 16, 2020. Mr. Yip obtained a Bachelor of Commerce from the Memorial University of Newfoundland in May 1994 and an MBA degree from Australia Graduate School of Management. He has been admitted by the Council of The University of New South Wales and the Senate of the University of Sydney with a degree of Master of Business Administration in October 2004. Mr. Yip became a member of the Institute of Chartered Accountants in Australia in January 2001, fellow member of the Hong Kong Institute of Certified Public Accountants in July 2016 and a member of Chartered Professional Accountants of British Columbia, Canada in March 2019. Mr. Yip worked in Ernst & Young from July 1996 to September 2001. Mr. Yip was employed by Fittec Electronics Co., Ltd as a financial controller between February 2002 and December 2004. He worked for Funmobile Limited from February 2005 to September 2011 with last position of chief financial officer. Mr. Yip had been a director of GPRO Technologies Berhad (now known as G Nepture Berhad), shares of which are listed on the ACE Market (GNB (0045)), Malaysia between November 2011 and March 2014 and a director of Industronics Berhad, shares of which are listed on the Main Board of Bursa Malaysia Securities Berhad (Itronic (9393)), Malaysia between January 2013 and February 2014. Mr. Yip is also appointed as independent non-executive Director of China Aluminum Cans Holdings Limited, shares of which are listed on the mainboard of Hong Kong Stock Exchange since May 27, 2016.

Mr. Herbert Chung Hunt Law, age 42, will become our independent director immediately prior to the commencement of the trading of the Company’s Ordinary Shares on the Nasdaq Capital Market. Currently, Mr. Law serves as the Chief Marketing Officer of DDC Enterprise Limited (NYSEAM: DDC), where he oversees business operations in China and manages a multi-brand portfolio in the United States. Before he joined DDC in December 2023, Mr. Law held the position of Brand Director for Oatly Hong Kong Holding Ltd., a subsidiary of Oatly Group AB (NASDAQ: OTLY) in the Asia-Pacific region from January 2018 to September 2024. During his tenure, he spearheaded the brand strategy, marketing initiatives, and product launches, successfully introducing and establishing the plant-based nutrition concept in Asian markets. Mr. Law also led pivotal leadership roles at global advertising agencies. From 2011 to 2015, he served as business unit general manager at DDB Worldwide Communications Group LLC, where he led Volkswagen’s global digital communication initiatives. Subsequently, as business director at Publicis Groupe from 2015 to 2016, he managed Heineken’s brand agency business in China. Mr. Law holds a Bachelor of Science degree from Hong Kong University of Science and Technology in 2005.

Mr. Kit Ho Chow, age 68, will be appointed as our independent director immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market. He has extensive experience in banking industry for over 44 years especially in corporate banking sector. He is currently the senior vice president of Fat Capital Holdings Ltd. Mr. Chow worked for several banks including The Ka Wah Bank, Citibank, Cathay Bank (Hong Kong), DBS Bank (Hong Kong) during the period between 1977 and 2020 and his last position was vice president of O-Bank Co., Ltd. He has solid experience and capability on managing corporate and institutional clients in diverse industry sectors.

Mr. Chi Wai (Jerry) Ng, age 43, will be appointed as our independent director immediately prior to the commencement of the trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Ng has over 17 years of experience in the field of corporate finance, investment and banking. Mr. Ng obtained his double major Bachelor’s degree in Economics and Finance from the University of Hong Kong in December 2004. He was admitted as a professional member of The Hong Kong Institute of Bankers in March 2021. Mr. Ng worked in several international banks included The Hongkong and Shanghai Banking Corporation Limited and Citibank N.A., with his current position in the banking field is senior vice president in corporate banking department at Dah Sing Bank. Mr. Ng is now the Managing Director of Aspenwood Capital Limited which is principally engaged in provision of external asset management services and licensed to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 9 (asset management) regulated activities.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2025 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Tak Ching (Anthony) Poon CEO and Director	-	-	-	-	-	-	$77,122	$77,122

Wai Man (Raymond) Yip, CFO and Director	-	-	-	-	-	-	$77,122	$77,122

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

Our amended and restated employment agreement with Tak Ching (Anthony) Poon, our CEO, which will be renewed for one year automatically unless terminated by either party pursuant to the terms therein, provides for an annual remuneration of HKD 600,000 (US$77,122), to be paid in periodic installments commencing on the closing date of the Company’s Proposed IPO in the U.S.

Our amended and restated employment agreement with Yip Wai Man Raymond, our CFO, which will be renewed for one year automatically unless terminated by either party pursuant to the terms therein, provides for an annual remuneration of HKD 600,000 (US$77,122).

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

Audit Committee

Our audit committee will consist of Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng. Mr. Law will be the chairman of our audit committee. We have determined that Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Law qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee

Our compensation committee will consist of Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng upon the effectiveness of their appointments. Mr. Ng will be the chairman of our compensation committee. We have determined that Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

Nominating and Governance Committee

Our nominating and corporate governance committee will consist of Mr. Herbert Chung Hunt Law , Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng upon the effectiveness of their appointments. Mr. Chow will be the chairperson of our nominating and corporate governance committee. Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the Board of Directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

The following table sets forth information with respect to the beneficial ownership of our equity shares as of August 15, 2025 by each director and our senior management executives. There were 19,200,000 Ordinary Shares issued and outstanding as of August 15, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 1005, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

	Ordinary Shares Beneficially Owned As of August 15, 2025
	Number	Percent
Directors and Executive Officers:
Tak Ching (Anthony) Poon(1)	13,094,400	68.2%
Wai Man (Raymond) Yip(2)	0	-
	-	-
All directors and executive officers as a group (2 persons)	13,094,400	68.2%
5% shareholders:
APTC Holdings Limited(1)	13,094,400	68.2%

(1)	These shares are held by APTC Holdings Limited, a British Virgin Islands company 100% owned by Mr. Poon.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

B.	Related Party Transactions

As of March 31, 2025, there was no outstanding payable or receivable balance of any related parties.

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

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

On February 1, 2025, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively.

On December 22, 2023, the Company declared a dividend distribution of HKD 0.41 (US$0.05) per share, in an aggregate amount of HKD 7,830,800 (US$1,000,000) to our shareholders, which we refer to as the 2023 Special Dividend. The 2023 Special Dividend was paid in three installments: US$89,172 on January 11, 2024, US$740,000 on January 16, 2024 and US$170,828 on January 17, 2024.

Other than the aforementioned special dividends, we have not declared or paid any cash dividends on our capital shares in the last three fiscal years.

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

The Company plans to offer 1,500,000 Ordinary Shares at an assumed public offering price between $4.00 and $6.00, pursuant to a post-effective amendment on Form F-1 (File No. 333-239225) for its Proposed IPO.

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

We were incorporated as a BVI business company under the laws of the British Virgin Islands and our affairs are governed by the provisions of our Amended and Restated Charter, as amended and restated from time to time, and the BVI Business Companies Act, 2004 (the “BVI Act”), and the applicable laws of the BVI (including applicable common law). As of the date of this annual report, our authorized shares consisted of 96,000,000 Ordinary Shares with a par value of $0.00052083 per share.

On June 28, 2020, the shareholders and the Board of Directors of the Company approved, upon the consummation of the Company’s Proposed IPO, an increase in the authorized shares of the Company and a share subdivision of the then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the Board of Directors of the Company further approved to effect both actions prior to the consummation of the Proposed IPO as well as the Amended and Restated Charter. On July 21, 2020, Company filed the Amended and Restated Charter with the Registrar to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a share subdivision of all issued and outstanding shares at a ratio of 960:1.

On June 25, 2021, we effectuated a share subdivision of the Ordinary Shares of the Company at a ratio of two-for-one to increase our authorized shares from 48,000,000 Ordinary Shares with a par value of $0.001041667 per share to 96,000,000 Ordinary Shares with a par value of $0.00052083 per share, effective immediately following the filing of the Amended and Restated Charter.

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

Changes in Authorized Shares

We may from time to time by resolution of our Board of Directors or, subject to our Amended and Restated Charter:

●	amend our Amended and Restated Charter to increase or decrease the maximum number of shares we are authorized to issue;

●	divide our authorized (both issued and unissued) shares into a larger number of shares;

●	consolidate our authorized (both issued and unissued) shares into a smaller number of shares; and

●	create new series of shares.

C.	Material Contracts

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the BVI, clause (1) is satisfied. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. As of March 31, 2025, our Ordinary Shares were not listed on any U.S. national stock exchange yet. On February 1, 2025, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively. On December 22, 2023, the Board of Directors declared the 2023 Special Dividend of HKD 0.41 (US$0.05) per share, in an amount of HKD 7,830,800 (US$1,000,000) dividend to our shareholders. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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

Passive Foreign Investment Company (PFIC) Consequences

Based on our current operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2025. Depending on the amount of cash we raise in the Proposed IPO, together with any other assets held for the production of passive income, it is possible for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash we raise in the Proposed IPO, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the Proposed IPO. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the Proposed IPO. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the Proposed IPO) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

Foreign exchange risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HKD. Substantially all of our assets are denominated in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HKD. If the HKD depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2025, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission, and identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods.

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

To remedy our identified material weakness subsequent to March 31, 2025, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; iv) implementing appropriate backup and recovery procedures and limiting authorized people to have access to the backup media; and v) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee will consist of Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng. Mr. Law will be the chairman of our audit committee. We have determined that Mr. Herbert Chung Hunt Law, Mr. Kit Ho Chow, and Mr. Chi Wai (Jerry) Ng will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Law qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules.

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

	Year Ended March 31, 2025	Year Ended March 31, 2024	Year Ended March 31, 2023
Audit fees(1)	$231,750	$159,650	$154,500
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$231,750	$159,650	$154,500

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands laws do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Rule 5620(a) requires each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The Company follows the home country practice and expects to hold annual shareholders meetings only if there are matters that require shareholders’ approval.

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

In the year ended March 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

		Incorporated by Reference
Exhibit Number	Description of Documents	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Amended and Restated Memorandum and Articles of Association, effective on June 28, 2020	F-1	3.1	September 4, 2020

1.2	Amended and Restated Memorandum and Articles of Association, effective on June 25, 2021	F-1	3.2	July 28, 2021

2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	June 29, 2020

4.1	Share Exchange Agreement between ALE Group Holding Limited and ALE (BVI) Limited, dated March 11, 2020	F-1	10.2	March 17, 2020

4.2	Amended and Restated Employment Agreement by and between CEO Tak Ching (Anthony) Poon and the Company, dated August 6, 2020	F-1	10.4	September 4, 2020

4.3	Amended and Restated Employment Agreement by and between CFO Wai Man (Raymond) Yip and the Company, dated August 6, 2020	F-1	10.5	September 4, 2020

8.1	List of Subsidiaries	F-1	21.1	March 17, 2020

11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	June 29, 2020

11.2	Insider Trading Policy	20-F	11.2	July 19, 2024

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X

13.1	CEO and CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X

99.1	Consent Letter of Han Kun Law Offices				X

101.INS	Inline XBRL Instance Document				X

101.SCH	Inline XBRL Taxonomy Extension Schema Document				X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALE Group Holding Limited

/s/ Tak Ching (Anthony) Poon
	Name:	Tak Ching (Anthony) Poon
	Title:	Chief Executive Officer

Date: August 15, 2025

ALE GROUP HOLDING LIMITED

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ALE Group Holding Limited (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1,2022)

New York, New York

August 15, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001
Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

ALE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	$2,706,452	$2,827,722	$363,465
Accounts receivable, net	8,616,442	9,529,162	1,224,843
Other receivables, net	433,359	448,796	57,686
Prepaid expenses	47,704	40,854	5,251
Total current assets	11,803,957	12,846,534	1,651,245

Property and equipment, net	8,132	33,938	4,362
Prepaid expenses and deposits, noncurrent	96,917	91,934	11,817
Right-of-use assets – operating lease	508,848	250,504	32,199
Deferred IPO costs	12,846,767	13,992,092	1,798,493
Deferred tax assets, net	16,053	10,734	1,380
Total non-current assets	13,476,717	14,379,202	1,848,251
Total assets	$25,280,674	$27,225,736	$3,499,496

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$519,807	$379,465	$48,775
Deferred revenue	296,304	248,797	31,979
Income tax payable	1,429,296	2,253,342	289,636
Operating lease obligation, current portion	271,286	250,504	32,199
Total current liabilities	2,516,693	3,132,108	402,589

Other liabilities
Operating lease obligation, net of current portion	237,562	-	-
Total other liabilities	237,562	-	-
Total liabilities	2,754,255	3,132,108	402,589

Commitment and contingencies
Shareholders’ equity
Ordinary shares, US$0.00052083 par value, authorized 96,000,000 shares as of March 31, 2024 and 2025; 19,200,000 shares issued and outstanding as of March 31, 2024 and 2025, respectively	78,498	78,498	10,000
Shares subscription receivable	(78,498)	(78,498)	(10,000)
Additional paid-in capital	9,000	9,000	1,147
Retained earnings	22,518,491	24,087,002	3,077,806
Accumulated other comprehensive income	(1,072)	(2,374)	17,954
Total shareholders’ equity	22,526,419	24,093,628	3,096,907
Total equity
Total liabilities and shareholders’ equity	$25,280,674	$27,225,736	$3,499,496

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended March 31
	2023	2024	2025	2025
	HKD	HKD	HKD	US $
Revenues
Corporate consultancy services	$9,786,400	$9,820,080	$10,470,000	$1,345,776
Taxation services	1,240,000	950,000	951,000	122,238
Company secretarial services	1,506,131	1,210,355	1,601,316	205,827
Total revenues	12,532,531	11,980,435	13,022,316	1,673,841

Operating expenses
Direct cost of revenues	3,102,891	2,691,125	2,451,625	315,123
Selling and marketing expenses	448,847	321,857	367,914	47,290
General and administrative expenses	2,061,879	2,469,604	2,703,751	347,531
Provision for credit losses	266,728	106,946	1,140	147
Total operating expenses	5,880,345	5,589,532	5,524,430	710,091

Income from operations	6,652,186	6,390,903	7,497,886	963,750

Other income
Other income, net	237,310	351,855	101,792	13,083
Total other income	237,310	351,855	101,792	13,083
Income before income tax	6,889,496	6,742,758	7,599,678	976,833

Income tax expense
Current	879,171	1,414,234	1,345,848	172,990
Deferred	(17,326)	65,745	5,319	684
Total income tax expense	861,845	1,479,979	1,351,167	173,674
Net income	$6,027,651	$5,262,779	$6,248,511	$803,159
Foreign currency translation adjustment	12,562	(13,634)	(1,655)	15,303
Comprehensive income	$6,040,213	$5,249,145	$6,246,856	$818,462
Weighted average number of ordinary shares
Basic and diluted*	19,200,000	19,200,000	19,200,000	19,200,000
Earnings per share
Basic and diluted*	$0.31	$0.27	$0.33	$0.04

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Shares	Additional		Accumulated other
	Ordinary Shares		subscription	paid-in	Retained	comprehensive
	Shares	Par value	receivable	capital	earnings	income	Total	Total
		HKD	HKD	HKD	HKD	HKD	HKD	US$
Balance, March 31, 2022	19,200,000	$78,498	$(78,498)	$9,000	$18,742,733	$-	$18,751,733	$2,394,093
Net income	-	-	-	-	6,027,651	-	6,027,651	767,862
Foreign currency translation	-	-	-	-	-	12,562	12,562	(3,707)
Balance, March 31, 2023	19,200,000	78,498	(78,498)	9,000	24,770,384	12,562	24,791,946	3,158,248
Net income	-	-	-	-	5,262,779	-	5,262,779	672,481
Cumulative- effect of adoption	-	-	-	-	315,328	-	315,328	40,293
Dividend payments	-	-	-	-	(7,830,000)	-	(7,830,000)	(1,000,000)
Foreign currency translation	-	-	-	-	-	(13,634)	(13,634)	7,423
Balance, March 31, 2024	19,200,000	78,498	(78,498)	9,000	22,518,491	(1,072)	22,526,419	2,878,445
Net income	-	-	-	-	6,248,511	-	6,248,511	803,159
Dividend payments	-	-	-	-	(4,680,000)	-	(4,680,000)	(600,000)
Foreign currency translation	-	-	-	-	-	(1,302)	(1,302)	15,303
Balance, March 31, 2025	19,200,000	$78,498	$(78,498)	$9,000	$24,087,002	$(2,374)	$24,093,628	$3,096,907

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31
	2023	2024	2025	2025
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income	$6,027,651	$5,262,779	$6,248,511	$803,159
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,387	2,380	3,103	399
Amortization of right-of-use assets-operating lease	304,824	302,870	281,376	36,167
Provision for credit losses	266,728	106,946	1,140	147
Deferred tax (benefit) expense	(17,326)	65,745	5,319	684
Change in operating assets and liabilities
Accounts receivable	2,256,528	(812,366)	(913,301)	(117,392)
Other receivables	(230,529)	(13,946)	(15,996)	(2,056)
Prepaid expenses	(53,667)	5,963	6,850	880
Deposits, noncurrent	19,345	150	4,983	640
Accrued expenses and other payables	134,579	222,322	(140,342)	(18,039)
Income tax payable	827,740	56,621	824,046	105,920
Amounts from related parties	26,012	-	-	-
Deferred revenue	21,430	26,065	(47,507)	(6,106)
Operating lease obligation	(304,824)	(302,870)	(281,376)	(36,167)
Net cash provided by operating activities	9,279,878	4,922,659	5,976,806	768,236

Cash flow from investing activities:
Purchase of computer equipment	(11,899)	-	(28,909)	(3,716)
Net cash used in investing activities	(11,899)	-	(28,909)	(3,716)

Cash flow from financing activities:
Deferred IPO costs	(3,936,449)	(5,845,071)	(1,145,325)	(147,216)
Dividend payments	-	(7,830,000)	(4,680,000)	(600,000)
Net cash used in financing activities	(3,936,449)	(13,675,071)	(5,825,325)	(747,216)

Effect of exchange rate change on cash and cash equivalents	12,562	(13,634)	(1,302)	(1,716)

Change in cash and cash equivalents	5,344,092	(8,766,046)	121,270	15,588

Cash and cash equivalents, beginning of the year	6,128,406	11,472,498	2,706,452	347,877

Cash and cash equivalents, end of the year	$11,472,498	$2,706,452	$2,827,722	$363,465

Supplemental cash flow information
Cash paid for income tax	$51,432	$1,409,045	$521,802	$67,070
Cash paid for interest expense	$-	$-	$-	$-

Non-cash transaction in investing activities
Right-of-use assets obtained in exchange of lease liabilities	$-	$529,700	$-	$-

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

ALE Group Holding Limited (the “Company” or “ALE”) is a holding company incorporated on January 22, 2020 under the BVI law. The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited (“BVI Sub”) which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company holding of all the equity interest of ALE Corporate Services Ltd (“ALECS”), a Hong Kong Company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing corporate consultancy, taxation and company secretarial services to small and medium-sized businesses. The Company’s headquarters is located in Hong Kong. All of the Company’s business activities are carried out by ALECS.

BVI Sub acquired all the equity interest of ALECS from the ALECS equity holders via certain share exchange agreement on March 10, 2020. ALE acquired all the equity interests of BVI Sub via certain share exchange agreement on March 11, 2020.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
ALE Group Holding Limited (“ALE”)	● A BVI company ● Incorporated on January 22, 2020	-	Investment holding
ALE (BVI) Limited (“BVI Sub”)	● A BVI company ● Incorporated on February 20, 2020	100% owned by ALE	Investment holding
ALE Corporate Services Ltd (“ALECS”),	● A Hong Kong company ● Incorporated on June 30, 2014	100% owned by BVI Sub	Providing corporate consultancy, taxation and company secretarial services to small and medium-sized businesses

Note 2 — Summary of significant accounting policies

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

Segment Information

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280) for the year ended March 31, 2025. ASC 280 defines that an operating segment is a component of a public entity with a discrete financial information and operating results available for regular review by the entity’s Chief Operating Decision Maker (“CODM”). The Company’s chief operating decision makers (“CODM”) include its Chief Executive Director and Chief Financial Officer who review financial information presented on a consolidated basis. The Company’s operation and assets are located in Hong Kong and generated its revenues substantially from clients in Hong Kong for the years ended March 31, 2023, 2024 and 2025. Accordingly, the Company determines that it operates as one operating segment and is managed on a consolidated basis with revenue and operating expenses consolidated to measure the company-wide operating results and performance. No geographical segment is presented. When evaluating performance and allocating resources, the CODMs use consolidated income from operations and net income. Based on these financial metrics, the CODMs make key operational decisions and allocate of budget between direct cost of revenue, general and administrative expenses and selling and marketing expenses.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of March 31, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.7799, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

The Company generates revenues from fees charged for the professional services (corporate consultancy, taxation and company secretary) provided to its clients.

There are three revenue streams within the Company’s operations: corporate consultancy services, taxation services and company secretarial services.

Corporate consultancy services

Corporate consultancy services include general corporate consultancy services, financial due diligence services and internal control advisory services.

The Company delivers general corporate consultancy services on a monthly basis throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the Company concludes that the services provided each month are substantially the same and result in the transfer of substantially the same service to the customers each month. That is, the benefits consumed by the customers are substantially the same for each monthly transaction, even though the exact volume of services may vary each month. Therefore, the Company concludes that the monthly general corporate consultancy services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The entire transaction price of general corporate consultancy services is allocated to the single performance obligation. There is no variable consideration, significant financing component or non-cash consideration in the contract. Accordingly, based on the output method, the Company recognizes revenues for general corporate consultancy services on a monthly basis when it satisfies its performance obligations that it renders general corporate consultancy services throughout the contract terms.

Financial due diligence services, launched during the year ended March 31, 2025, consists of a series of tasks such as understanding and performing assessments of the client’s business structure, organizational structure, qualification of accounting staff, industry, operational and accounting processes, financial performance, cash flow and tax compliance. The Company delivers a financial due diligence report and/or supplemental report upon the completion of its assessment and recognizes revenue for this service line at a point in time when the financial due diligence report is delivered to a client.

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

Revenues generated from corporate consultancy services are generally based on the fixed fee billing arrangements that require the clients to pay pre-established fees in exchange for a predetermined set of professional services. The clients agree to pay fixed fees periodically over the contract terms as specified in the service agreements.

There is no contract asset as the Company has a right to consideration in exchange for its general corporate consultancy services that the Company has transferred to customers. Such right is not conditional on something other than the passage of time.

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

Cash equivalents

Cash equivalents represent excess cash we predominantly invest in time deposits which are denominated in Hong Kong Dollars with maturity periods from one to two months at a bank in Hong Kong SAR. As of March 31, 2024 and 2025, the ending balances of our time deposits were HKD 2,122,286 and HKD 1,742,536 (US$223,979), respectively.

Deposit protection

Deposit accounts are inclusive of saving deposits, checking account deposits and time deposits with no more than 5-year maturity denominated in Hong Kong Dollars, Renminbi or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme (the “Scheme”) will be covered up to a limit of HKD 500,000 (approximately US$64,268), per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure. The protection limit will be increased to HKD 800,000 (approximately US$102,829) on October 1, 2024.

As of March 31, 2024 and 2025, cash and cash equivalent balances, HKD 1,622,286 and HKD 942,808 (US$121,185), respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believes its credit risk is not significant.

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

Provision for credit losses for accounts receivable was HKD 225 and HKD 806 (US$104) as of March 31, 2024 and 2025, respectively (See Note 5).

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

Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all other receivables, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for credit losses for other receivables was HKD 729 and HKD 1,288 (US$166) and as of March 31, 2024 and 2025, respectively (See Note 6).

Deferred IPO costs

Costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs as well as investor relations related to the offering of equity securities. As of March 31, 2025, the Company did not conclude its IPO. During the year ended March 31, 2025, the Company recorded a charge of HKD 1,145,325 (US$147,216) related to the IPO. As of March 31, 2024 and 2025, the accumulated deferred IPO costs were HKD 12,846,767 and HKD 13,992,092 (US$1,798,493), respectively.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss in an amount that the carrying value exceeds the fair value. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

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

Employee benefits

Hong Kong Employment Ordinance (the “Ordinance”) requires an employee employed under a continuous employment contract is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave take is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

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

For the years ended March 31, 2023, 2024 and 2025, the Company’s operating lease expense was HKD 304,824, HKD 302,870, and HKD 281,376 (US$36,167), respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted cash flows. For the years ended March 31, 2024 and 2025, the Company did not have any impairment loss against its operating lease ROU assets.

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

No taxable income was generated outside Hong Kong for the years ended March 31, 2023, 2024 and 2025. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

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

As of March 31, 2025, the Company had no outstanding lawsuits nor claims.

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

Concentration of customers

As of March 31, 2025, six major customers, Client A, Client B, Client C, Client D, Client F and Client G accounted for 17.4%, 13.9%, 13.9%, 10.1%, 28.0% and 10.1%, respectively, of the Company’s total accounts receivable.

For the year ended March 31, 2025, five major customers, Client A, Client B, Client C, Client F and Client H accounted for 14.8%, 10.1%, 10.1%, 20.5% and 10.1%, respectively, of the Company’s total revenues.

Concentration of customers (Revision)

The Company revised the concentrations of its accounts receivable as of March 31, 2024 and revenues for the years ended March 31, 2023 and 2024 in accordance with ASC 280-10-50-42. The Company assessed the materiality of this error and concluded that the error was not material to any of the Company’s previously issued financial statements taken as a whole. This revision did not affect the Company’s consolidated balance sheet as of March 31, 2024, consolidated statements of income and comprehensive income or consolidated statements of cash flows for the years ended March 31, 2023 and 2024. The following table summarized the revisions made to the previous disclosure of concentration of accounts receivable as of March 31, 2024 and concentration of revenue for the years ended March 31, 2023 and 2024.

Below is the revised concentration of accounts receivable as of March 31, 2024:

	As of March 31, 2024
	As previously reported	Adjustment	Revised
Client A	11.1%	11.1%	22.2%
Client B	15.3%	0.0%	15.3%
Client C	15.3%	0.0%	15.3%
Client D	11.1%	0.0%	11.1%
Client E	11.1%	(11.1)%	0.0%
Client F	17.4%	0.0%	17.4%
Client G	11.1%	0.0%	11.1%

Below is the revised concentration of revenue as of March 31, 2024 and 2023, respectively:

	For the years ended March 31,
	2023			2024
	As previously reported	Adjustment	Revised	As previously reported	Adjustment	Revised
Client A	Below 10%	7.7%	15.4%	Below 10%	8.0%	16.0%
Client B	10.5%	0.0%	10.5%	11.0%	0.0%	11.0%
Client C	10.5%	0.0%	10.5%	11.0%	0.0%	11.0%
Client F	14.0%	0.0%	14.0%	12.5%	0.0%	12.5%
Client H	Below 10%	10.5%	10.5%	Below 10%	11.0%	11.0%

Recent accounting pronouncements

Recently Adopted Accounting Standards

A list of recently adopted accounting pronouncements that are relevant to us is included in Note 2 – Summary of significant accounting policies of our consolidated financial statements.

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

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. While ASU 2024-03 does not amend income statement presentation requirements, it requires additional disclosure of the nature of expenses presented on the income statement and disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure of selling expense. This guidance is further clarified by ASU 2025-01 which amends the effective date of ASU 2024-03. Under ASU 2025-01, all public business entities are required to adopt the ASU 2024-03 in annual report periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

Note 3 — Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended March 31, 2023, 2024 and 2025:

		For the years ended March 31
	2023	2024	2025	2025	Change	Change
Revenues	HKD	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$9,300,000	$9,300,000	$1,195,388	$-	-%
Financial due diligence	-	-	1,170,000	150,388	1,170,000	100%
Internal control advisory services	486,400	520,080	-	-	(520,080)	(100)%
Subtotal corporate consultancy services	9,786,400	9,820,080	10,470,000	1,345,776	649,920	6.6%
Taxation services	1,240,000	950,000	951,000	122,238	1,000	0.1%
Company secretarial services	$1,506,131	1,210,355	1,601,316	205,827	390,961	32.3%
Total revenues	12,532,531	$11,980,435	$13,022,316	$1,673,841	$1,041,881	8.7%

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2023, 2024 and 2025:

		For the years ended March 31
	2023	2024	2025	2025	Change	Change
	HKD	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,397,398	$2,030,365	$3,010,561	$386,967	$980,196	48.3%
Services and deliverables transferred over time	10,135,133	9,950,070	10,011,755	1,286,874	61,685	0.6%
Total revenues	$12,532,531	$11,980,435	$13,022,316	$1,673,841	$1,041,881	8.7%

Note 4 — Deferred revenue

Deferred revenue as of March 31, 2024 and 2025 consisted of the following:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Payments received from our clients in advance of performance obligations	$296,304	$248,797	$31,979

	As of March 31,
	2024	2025
	HKD	HKD	US$
Beginning balance	$270,239	$296,304	$38,086
Decrease in deferred revenue included in the beginning balance as a result of recognition of revenue during current year	(266,740)	(292,795)	(37,635)
Increase in deferred revenue as result of cash collected in current year in advance of satisfaction of performance obligations	292,805	245,288	31,528
Ending balance	$296,304	$248,797	$31,979

The Company expects to recognize majority of the deferred revenue in revenue as it provides services to its clients, which is expected to occur over the next 12 through 24 months. The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less. As of March 31, 2024 and 2025, the estimated aggregate amount of the deferred revenue to be recognized in revenue beyond 12 months will be HKD 3,551 and HKD 11 (US$1), respectively.

Note 5 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Accounts receivable	$8,616,667	$9,529,968	$1,224,947
Less: Provision for credit losses	(225)	(806)	(104)
Accounts receivable, net	$8,616,442	$9,529,162	$1,224,843

The following table sets forth the movement of provision for credit losses:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Beginning balance	$241,959	$225	$29
Cumulative-effect adjustment of adoption of CECL	(189,671)	-	-
Addition	88,578	581	75
Write-off	(140,641)	-	-
Ending balance	$225	$806	$104

The Company adopted ASC 326 using a modified retrospective transition method on April 1, 2023 and recorded a cumulative-effect adjustment of HKD 189,671 for the application of a CECL model which resulted in a reduction in the beginning balance of provision for credit losses for accounts receivable as of April 1, 2023.

For the years ended March 31, 2023, 2024 and 2025, the Company accrued additional provision for credit losses for accounts receivable in an amount of HKD 142,194, HKD 88,578 and HKD 581 (US$75), respectively, on its consolidated statements of income and comprehensive income.

During the years ended March 31, 2024 and 2025, the Company had written off the uncollectible receivables in an amount of HKD 140,641 and HKD nil (US$ nil), respectively.

Note 6 — Other receivables, net

Other receivables, net included the following:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Other receivables	434,088	450,084	57,852
Less: Provision for credit losses	(729)	(1,288)	(166)
Total Other receivables, net	$433,359	$448,796	$57,686

Other receivables include the out-of-pocket payments paid on behalf of and to be collected from the Company’s service clients.

The following table sets forth the movement of provision for credit losses:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Beginning balance	$151,916	$729	$94
Cumulative-effect adjustment of adoption of CECL	(125,657)	-	-
Addition	18,368	559	72
Write-off	(43,898)	-	-
Ending balance	$729	$1,288	$166

The Company adopted ASC 326 using a modified retrospective transition method on April 1, 2023 and recorded a cumulative-effect adjustment of HKD 125,657 for the application of a CECL model which resulted in a reduction in the beginning balance of provision for credit losses for other receivables as of April 1, 2023.

For the years ended March 31, 2023, 2024 and 2025, the Company accrued additional provision for the credit losses for other receivables in an amount of HKD 124,534, HKD 18,368 and HKD 559 (US$72), respectively, on its consolidated statements of income and comprehensive income.

During the years ended March 31, 2024 and 2025, the Company had written off the uncollectible receivables in an amount of HKD 43,898 and HKD nil (US$ nil), respectively.

Note 7 — Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Leasehold improvements	$154,912	$154,912	$19,912
Furniture and office equipment	143,656	172,565	22,181
Computer software	2,480,000	2,480,000	318,770
Subtotal	2,778,568	2,807,477	360,863
Less: accumulated depreciation	(2,770,436)	(2,773,539)	(356,501)
Total	$8,132	$33,938	$4,362

Depreciation expense for the years ended March 31, 2023, 2024 and 2025 amounted to HKD 1,387, HKD 2,380 and HKD 3,103 (US$399), respectively.

Note 8 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Accrued employee compensation and benefits	$183,158	$10,580	$1,360
Accrued professional fees	129,709	153,067	19,675
Customer advance payable to third party vendors or government agencies	83,999	58,818	7,560
Refundable customer deposits	104,059	121,946	15,674
Others	18,882	35,054	4,506
Total	$519,807	$379,465	$48,775

Refundable customer deposits represent retainers received from our clients and are refundable to our clients if our clients request cancellations of our engagements prior to the commencement of our services.

Note 9 — Taxes

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

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong and became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate of 8.25%, while the remaining assessable profits will be subject to the legacy tax rate of 16.5%. The Ordinance only allows one entity within a group of “connected entities” to be eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

ALECS elected the two-tier profits tax rate for its tax years of 2022, 2023 and 2024. ALECS applies the two-tier profits tax rate for its provision for current income and deferred taxes.

For the tax years of 2022, 2023 and 2024, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD 6,000, HKD 3,000 and HKD 1,500 per case, respectively.

Net operating loss will carry forward indefinitely under Hong Kong profits tax regulation. As of March 31, 2024 and 2025, the Company did not generate net operating loss carry forwards available to offset future taxable income.

The income tax provision consisted of the following components:

	For the years ended March 31
	2023	2024	2025
	HKD	HKD	HKD	US$
Current:
Hong Kong	$879,171	$1,414,234	$1,345,848	$172,990
Total current	879,171	1,414,234	1,345,848	172,990

Deferred:
Hong Kong	(17,326)	65,745	5,319	684
Total deferred	(17,326)	65,745	5,319	684
Total provision for income taxes	$861,845	$1,479,979	$1,351,167	$173,674

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate was as follows:

	For the years ended March 31
	2023	2024	2025
	HKD	HKD	HKD	US$
Income before income tax	$6,889,496	$6,742,758	$7,599,678	$976,833
Hong Kong income tax rate	16.50%	16.50%	16.50%	16.50%
Income tax expense computed at statutory rate	1,141,247	1,112,555	1,253,947	161,178
Preferential rate	(165,000)	(165,000)	(165,000)	(21,208)
Impact of foreign rate differential	-	65,702	184,302	23,689
Non-taxable items in Hong Kong	(40,216)	(24,415)	(17,590)	(2,261)
Non-deductible items in Hong Kong	305,519	201,627	97,008	12,469
Prior years’ adjustments	(374,705)	292,510	-	-
Tax credit	(5,000)	(3,000)	(1,500)	(193)
Total income tax expense	$861,845	$1,479,979	$1,351,167	$173,674
Effective tax rate	12.5%	21.9%	17.8%	17.8%

Deferred tax

Significant components of deferred tax were as follows:

	As of March 31,
	2024	2025
	HKD	HKD	US$
Deferred tax assets:
Provision for credit losses	$157	$346	$44
Depreciation	15,896	10,388	1,336
Total deferred tax assets	16,053	10,734	1,380

Deferred tax liabilities:
Total deferred tax liabilities	-	-	-
Deferred tax assets, net	$16,053	$10,734	$1,380

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company’s subsidiary in Hong Kong generated profits historically and for the years ended March 31, 2024 and 2025.

The Company’s tax jurisdiction is Hong Kong and the Company files profits tax returns with the Hong Kong Inland Revenue Department (the “HKIRD”). Hong Kong profits tax returns remain subject to examination by the HKIRD for six years after the date of filing. The tax years 2018 through 2023 remain subject to examination by the HKIRD.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2025 and for the years ended March 31, 2023, 2024 and 2025, the Company did not have any unrecognized tax benefits.

As of March 31, 2025, the Company, following a conservative approach, recognized an income tax liability of approximately HKD 1.4 million (US$0.2 million) in its consolidated financial statements related to the deduction of certain professional fees under Hong Kong profits tax regulations. The Company has classified specific professional fees incurred during the IPO preparation as tax-deductible expenses in its Hong Kong income tax returns. Management regularly reviews the Company’s tax positions, continues to monitor any correspondence and assessments from the HKIRD and will update the financial statements in response to any developments, correspondence, or assessments from the HKIRD regarding this matter.

Note 10 — Lease

The Company has entered into a lease arrangement for its office facility.

The components of lease expense were as follows:

	For the years ended March 31
	2023	2024	2025
	HKD	HKD	HKD	US$
Operating lease cost	$304,824	$302,870	$281,376	$36,167

Total lease cost	$304,824	$302,870	$281,376	$36,167

Supplemental balance sheet information related to leases was as follows:

	March 31,
	2024	2025
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$508,848	$250,504	$32,199

Current operating lease obligation	271,286	250,504	32,199
Noncurrent operating lease obligation	237,562	-	-
Total operating lease obligation	$508,848	$250,504	$32,199

Weighted average remaining lease term (in years):
Operating lease	1.92	0.92

Weighted average discount rate:
Operating lease	5.9%	5.9%

Supplemental cash flow and other information related to the leases was as follows:

	For the years ended March 31
	2023	2024	2025
	HKD	HKD	HKD	US$
Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from operating lease obligation	$304,824	$302,870	$281,376	$36,167

Right of use assets obtained in exchange for lease obligation:
Operating lease	$-	$529,700	$-	$-

Non-cancellable Operating Lease

The Company’s commitment for minimum lease payment under its operating lease for its office facility as of March 31, 2025 was as follows:

Years ending March 31,	Amount (HKD)	Amount (US$)
2026	$257,928	$33,153
Total future lease payments	257,928	33,153
Amount representing interest	(7,424)	(954)
Present value of future payments	$250,504	$32,199

Total operating lease expense for the Company’s office facility for the years ended March 31, 2023, 2024 and 2025 amounted to HKD 304,824, HKD 302,870 and HKD 281,376 (US$36,167), respectively.

Note 11 — Commitments and Contingencies

Commitments

As of March 31, 2025, the Company had no commitments other than the lease obligations as discussed in Note 10.

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

As of March 31, 2025, the Company had no outstanding lawsuits nor claims.

Note 12 — Equity

Dividend

On February 1, 2025, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively.

On December 22, 2023, the Company’s Board of Directors approved and declared a dividend in an amount of HKD 7,830,800 (US$1,000,000) to its shareholders. This amount was paid in three installments: HKD 698,217 (US$89,172) on January 11, 2024, HKD 5,794,200 (US$740,000) on January 16, 2024 and HKD 1,337,583 (US$170,828) on January 17, 2024. The dividend per share was HKD 0.41 (US$0.05).

Note 13 — Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2025; no subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.