Form 20-F
period 2026-03-31
ALE Group Holding Ltd
filed 2026-10-28
CIK 1806905

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2026 was: 19,200,000 ordinary shares, par value $0.00052083 per share.

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

We do not have any material operation of our own and we are a holding company with operations conducted in Hong Kong through our Hong Kong subsidiary ALECS, using Hong Kong dollars, the currency of Hong Kong. ALECS’s reporting currency is Hong Kong dollars. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars. All translations of Hong Kong dollars are calculated at the rate of US$1.00=HKD 7.84 as of and for the year ended March 31, 2026, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 6, 2026. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

We are also aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland Chinese companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are fairly new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ALECS’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors - Risks Related to Our Corporate Structure” and “Risk Factors - Risks Relating to Doing Business in Hong Kong and Having Clients from mainland China.”

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our current auditor, Marcum Asia CPAs LLP (“Marcum Asia”) has been inspected by the PCAOB on a regular basis and Marcum Asia was subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, trading in our Ordinary Shares could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our current auditor is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our Ordinary Shares to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Risk Factors — Our Ordinary Shares — Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.”

As a holding company, we may rely on receipt of funds from our Hong Kong subsidiary, ALECS by way of dividends payments for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on ALECS’ ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to us and adversely affect our business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate that any cash dividends will be paid, or any assets will be transferred in the near future. On September 22, 2026, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2026 Second Special Dividend”) of HKD 0.37 (US$0.05) per share in an aggregate amount of HKD 7,066,400 (US$901,327). Of this amount, HKD 1,955,000 (US$249,362), HKD 312,800 (US$39,898) and HKD 1,000,000 (US$127,551) were paid on September 22, September 23 and September 24, 2026, respectively. The remaining HKD 3,798,600 (US$484,516) will be paid on or before October 31, 2026. Historically, on February 1, 2026, our board of directors approved and declared a dividend distribution (“2026 Special Dividend”) of HKD 0.48 (US$0.06) per share, in an aggregate amount of HKD 9,196,200 (US$1,179,000) to our shareholders. The 2026 Special Dividend was paid in three installments: HKD 4,329,000 (US$555,000), HKD 1,622,400 (US$208,000) and HKD 3,244,800 (US$416,000) on March 20, 2026, March 30, 2026 and March 31, 2026, respectively. Our board of directors approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders on February 1, 2025. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively. Our Board of Directors approved and declared the 2023 Special Dividend of HKD 0.41 (US$0.05) per share, in an amount of HKD 7,830,800 (US$1,000,000) dividend to its shareholders on December 22, 2023. The 2023 Special Dividend was paid in three installments: US$89,172 on January 11, 2024, US$740,000 on January 16, 2024 and US$170,828 on January 17, 2024. Other than the aforementioned special dividends, we have not declared or paid any cash dividends on our capital shares for the last three fiscal years. In the future, cash proceeds raised from overseas financing activities may be transferred by us to the ALECS to fund its operations. For more information, please see “Risk Factors — Risks Related to Doing Business in Hong Kong and Having Clients in mainland China” starting on page 26 of this annual report.

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

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our ordinary shares, including, but not limited to, the following:

●	Joint statement by the SEC and the PCAOB and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings. See a more detailed discussion of this risk factor on page 30 of this annual report.

●	On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. Our auditor is headquartered in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. While our auditor is based in the U.S. and is registered with PCAOB and subject to the PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. See a more detailed discussion of this risk factor on page 31 of this annual report.

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

Mr. Tak Ching (Anthony) Poon, our Chief Executive Officer, is currently the beneficial owner of 13,094,400 Ordinary Shares or 68.2% of our outstanding shares, which are directly held by APTC Holdings Limited, an entity 100% owned by Mr. Poon. As a result, Mr. Poon is and will continue to be able to exert significant voting influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our Ordinary Shares.

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

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulation — Regulations related to Hong Kong Taxation.”

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

Our Hong Kong subsidiary, ALECS may collect and store certain data (including certain personal information) from our clients for the “Know Your Customers” purpose, who may be PRC individuals, but currently we do not expect the Revised Review Measures to have an impact on ALECS’ business or operations. As advised by our PRC counsel, Han Kun Law Offices, we do not believe that ALECS is deemed as the “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, which will be required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) as of the date of this annual report, ALECS is not in possession of personal information of any mainland Chinese individual clients; and (iii) as of the date of this annual report, ALECS has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this annual report, we believe ALECS is not required to pass the cybersecurity review of the CAC, or obtain regulatory approval from Chinese authorities, including the CSRC, before our Ordinary Shares can be listed in the U.S.

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

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are required to include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. In connection with the audits of our consolidated financial statements as of March 31, 2026, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above-mentioned periods. As defined in the standards established by the PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) a lack of independent directors and an audit committee; (iv) a lack of controls around data edit rights; and (v) a lack of controls or procedures to monitor the system operation and management, which influences the information technology general controls (“ITGCs”) on privileged access and system changes.

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

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline.

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

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

Our Board of Directors may resolve to decline or delay to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such sum as our Board of Directors may from time to time require, is paid to us in respect of the transfer of such Ordinary Shares. However, our Board of Directors may not resolve to refuse or delay the transfer of any Ordinary Share, unless the shareholder has failed to pay an amount due in respect of such Ordinary Shares.

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

It remains unclear whether a Hong Kong company which collects personal information from mainland Chinese individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business or operations as we do not believe that ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) ALECS is incorporated and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to a Hong Kong company; (ii) ALECS operates without any subsidiary or VIE structure in mainland China; (iii) as of the date of this annual report, ALECS is not in possession of personal information of any mainland Chinese individual clients; and (iv) as of the date of this annual report, ALECS has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If ALECS is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, ALECS’s operation and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review in the future. We have been advised by Han Kun Law Offices that based on their understanding of the current Hong Kong laws, as of the date of this annual report, ALECS is not required to obtain any permission or approval from Hong Kong authorities to operate our business. We are also not required to obtain permissions or approvals from Hong Kong authorities nor any PRC authorities before listing in the U.S. or issuing our Ordinary Shares to foreign investors, including the CSRC or the CAC, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to its regulation; and (ii) ALECS was established and operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR then-chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

Risks Related to Our Ordinary Shares

Joint statement by the SEC and the PCAOB and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

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

We have historically paid dividends, but we may not pay dividends in the future.

We have paid dividends in the past. However, any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

We are a business company incorporated under the laws of the British Virgin Islands. Our corporate affairs are governed by our Amended and Restated Charter, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, the British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the British Virgin Islands’ practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we are not a PFIC for the current taxable year. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10.E. Taxation— Passive Foreign Investment Company.”

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

Since our inception until March 31, 2026, our revenue was mainly generated from our corporate consultancy services provided by ALECS. We also generated revenue from taxation and company secretarial services provided by ALECS. We generated a total revenue of approximately HKD 11,980,435, HKD 13,022,316 and HKD 14,148,131 (USD$ 1,804,609) for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. The revenues generated from corporate consultancy services were HKD 9,820,080, HKD 10,470,000 and HKD 11,890,000 (US$ 1,516,582) for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. The revenues generated from taxation services were HKD 950,000, HKD 951,000 and HKD 850,000 (US$ 108,418) for the fiscal years ended March 31, 2024, 2025 and 2026 respectively. The revenues generated from company secretarial services were HKD 1,210,355, HKD 1,601,316 and HKD1,408,131 (US$ 179,609) for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. We launched services through ALECS in 2014. ALECS focuses on assisting small to medium-sized corporations by providing “one-stop solutions” in financial consulting, corporate services, financial due diligence, accounting and banking advisory services. ALECS has a team of qualified and experienced professionals with solid background in banking, taxation, corporate secretarial services, corporate accounting, financial reporting and pre-IPO accounting advisory for Hong Kong and U.S. capital market. ALECS assists in designing different growth strategies for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financing requirements. As of March 31, 2026, ALECS had 277 client engagements. Our goal is to become an international consulting company with clients and offices throughout Asia and the United States.

Services Provided by ALECS

Corporate Consultancy Services

Corporate consultancy services comprise general corporate consultancy services, financial due diligence, IPO feasibility analysis and internal control advisory services.

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

Financial Due Diligence

ALECS’ financial due diligence consists of a series of tasks, such as understanding and assessing the client’s business and organizational structure, the qualifications of its accounting staff, and its industry, operational and accounting processes. The Company also evaluates the client’s financial performance, cash flow and tax compliance. A financial due diligence report is delivered to the client upon the completion of the assessment.

ALECS’ clients subscribe to its financial due diligence through fixed-fee billing arrangements. The length of the service periods varies with each specific client. Generally, ALECS’ service agreements are cancellable before the end of the agreement term upon advanced notice.

 IPO Feasibility Analysis

IPO feasibility analysis was introduced during the year ended March 31, 2026. This service line comprises a series of tasks such as introducing the IPO mechanism, recommending appropriate types of IPOs, assessing the profile and IPO knowledge of key management team members, and evaluating the client’s structure, business, operational workflows, and liquidity for IPO feasibility and listing eligibility. ALECS delivers an IPO report upon the completion of its evaluation. ALECS recognizes revenue for this service line when the IPO report is delivered to the client.

Internal Control Advisory Services

ALECS also provides internal control review and analysis to the client. Generally, ALECS performs annual or interim internal control testing in accordance with the exchange rules, laws and regulations. Upon the completion of internal control assessment, ALECS delivers internal control review reports with recommendations to the client.

For internal control advisory engagements, ALECS generally bills its clients upon completing its client review and providing deliverables to its client.

Taxation Services

ALECS provides tax compliance service to the client who is required to file Hong Kong profits tax return with the Inland Revenue Department of Hong Kong. The services in this area include preparing detailed tax computations and managing statutory filing deadlines. As requested, ALECS also provides guidance on offshore tax allotments in connection with the compilation of Hong Kong profits tax return. This includes advising on the structuring of cross-border transactions and assisting the client in substantiating and defending offshore profit claims.

ALECS generally receives payment from its clients upon the clients’ filing of their tax return.

Corporate Secretarial Services

ALECS has obtained the relevant Hong Kong Company registry licenses from the Registrar for Trust and Company Services Providers to provide corporate secretarial services. ALECS provides corporate secretarial services on an annual basis or non-recurring agreed-upon services to its client.

ALECS’ corporate secretarial services include filing annual returns with the Registrar of Companies of Hong Kong or relevant foreign regulatory agencies, renewing business registration and maintaining and updating company registers and particulars. For this type of corporate secretarial services, ALECS also provides extended corporate secretarial support such as responding to enquiries from the Registrar of Companies or relevant foreign regulatory agencies for one year following the predetermined company secretarial services to the client. Accordingly, ALECS recognizes revenue of these services on annual basis over one year following the filing of the corresponding documents.

ALECS’ corporate secretarial services also include agreed-upon services on a non-recurring basis such as compiling articles of incorporation, coordinating with financial institutions to open new bank accounts, forming new entities, and compiling applicable regulatory documentations for establishment of new entities. ALECS recognizes revenue after the non-recurring agreed-upon services are transferred to the client.

ALECS generally bills its clients for our secretarial services before it provides its clients with any deliverables. ALECS also requests clients to remit payment in advance before it provides ongoing secretarial support.

Our Clients

ALECS’ client base includes both private and publicly-traded companies incorporated primarily in Hong Kong, the British Virgin Islands. As of March 31, 2026, ALECS had 277 client engagements.

Marketing

A majority of ALECS’ new clients were generated through referrals from existing or former clients, business partners, and third parties that we work with. ALECS’ marketing effort is focused on establishing close and mutually-beneficial relationships with key partners and individuals that have clients that require “one-stop” professional services. ALECS believes that its professionalism, reputation, customer satisfaction and work product will be the greatest driver of new business.

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

Employees

As of March 31, 2026, we had a total of 4 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us.

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

Hong Kong Regulations Relating to Consulting Services Providers

Under the recently amended Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (the “AMLCTFO”), trust or company service providers (“TCSPs”) in Hong Kong need to apply for a license which is conditional on certain personnel of such companies having satisfied a “fit and proper” test. The AMLCTFO also requires TCSPs to comply with the applicable statutory customer due diligence and record-keeping requirements. TCSPs are regulated by the Registrar of Companies (the “Registrar”), through the Hong Kong Companies Registry (the “CR”), and are subject to its oversight.

A TCSP is defined in the AMLCTFO to be a corporation which carries on a business providing trust or company services. Trust service as defined encompasses the provision in Hong Kong, by way of business, of the service of acting, or arranging for another person to act (i) as a trustee of an express trust or a similar legal arrangement; or (ii) as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market. On the other hand, company service encompasses the provision in Hong Kong, by way of business, of the service of (i) forming corporations or other legal persons; (ii) acting or arranging for another person to act as a director or a secretary of a corporation, as a partner of a partnership, or in a similar position in relation to other legal persons; (iii) providing a registered office, business address, correspondence or administrative address for a corporation, a partnership or any other legal person or legal arrangement; (iv) acting, or arranging for another person to act as a trustee of an express trust or a similar legal arrangement, or as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market.

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our wholly-owned subsidiary, ALECS, was granted a TCSP license for a period of three years starting from May 20, 2024 to May 19, 2027.

Ongoing Requirements

All licensed TCSPs are required to, on an ongoing basis, comply with its licensing conditions (if any) as well as the relevant provisions in the AMLCTFO and the guidelines issued by the CR from time to time, including those relating to customer due diligence and record-keeping requirements. To this end, the senior management of licensed TCSPs are also required to appoint: (i) a director or senior manager as a compliance office (“CO”) who has overall responsibility for the establishment and maintenance of the licensee’s anti-money laundering and counter-terrorist financing systems; and (ii) a senior member of the licensee’s staff as the money laundering reporting officer (“MLRO”) who is the central reference point for reporting suspicious transactions.

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are equipped with sufficient anti-money laundering and counter-financing of terrorism knowledge, independent of all operational and business functions, normally based in Hong Kong, capable of accessing, on a timely basis, all available information (both from internal sources such as customer due diligence records and external sources such as circulars from the Registrar), fully conversant in the relevant statutory and regulatory requirements and risks, and of a sufficient level of seniority and authority. The CO and MLRO should also be provided with regular contact with, and when required, direct access to, senior management to ensure that senior management is able to satisfy itself that the statutory obligations are being met and that the business is taking sufficiently effective measures to protect itself against the risks of money laundering and financing of terrorism. In addition, the CO and MLRO should be equipped with sufficient resources, including staff and appropriate cover for the absence of the CO and MLRO, by way of an alternate or deputy CO and MLRO who should, where practicable, have the same status. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Mr. Wai Man (Raymond) Yip has been appointed as both the CO and MLRO of ALECS.

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

Capital gains and profits tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000 on corporations from the year of assessment commencing on or after 1 April 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Under section 60 of the Inland Revenue Ordinance (IRO), the Inland Revenue Department (IRD) may, within a year of assessment or within six years after the expiration thereof (the retrospective period), assess any person who has not been assessed for that year of assessment, and make additional assessment of any person who has been assessed at less than the proper amount. Where the discrepancies are due to fraud or willful evasion, the IRD may extend the period for additional assessment for up to 10 years after the end of the relevant assessment year.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD 5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from 11 February 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping on specified financial institutions and designated non-financial businesses and professions and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer, as soon as it is reasonable for him to do so, if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers authorized officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and certain other offences and into the proceeds of crime of certain offenders, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect any property (by any means, directly or indirectly) with the intention or knowledge that the property be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any property or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong)

The United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong), or the UNSO, and its subsidiary regulations implement in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions, including but not limited to Afghanistan and the Democratic People’s Republic of Korea, as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from such jurisdictions, and a contravention or breach of different sanctions or trade restrictions in the regulations constitutes an offence under the UNSO.

Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong)

The Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong), or the WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate, or any person who was purporting to act in any such capacity for offences committed by the body corporate with the consent and connivance of such officials.

Guidelines issued by the CR

The CR published the Guideline on Licensing of Trust or Company Service Providers to provide information on the licensing requirements and the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Money Lenders), or the AML & CTF Guideline, as amended from time to time to provide guidance on the ongoing obligations of TCSP licensees. TCSP licensees are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the AML & CTF Guideline issued by the CR. The AML & CTF Guideline sets out the anti-money laundering and counter-terrorist financing statutory and regulatory requirements, and the anti-money laundering and counter-terrorist financing standards which TCSP licensees should meet in order to comply with the statutory requirements under the AMLO. The AML & CTF Guideline provides practical guidance to TCSP licensees and their senior management in devising and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. TCSP licensees are required to ensure that proper safeguards exist to prevent a contravention of specified provisions in the AML & CTF Guideline and mitigate money laundering and terrorist financing risks. Pursuant to the AML& CTF Guideline, TCSP licensees should, among other things, assess the money laundering and counter-financing risks of any new products, new business practices, including new delivery mechanisms, and use of new or developing technologies for both new and pre-existing products, identify the client and verify the client’s identity using documents, data or information provided by a reliable and independent source, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

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

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injury to feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

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

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the DPA. Offences under the DPA include:

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

C. Organizational Structure Chart

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

D. Property, plants and equipment

Description of Property

Our principal executive office is located at Unit 1005-06, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong. We initially leased an aggregate of 977 square feet of property (Unit 1005) from an unrelated third party pursuant to the terms of a lease agreement. The duration of this previous lease was for two years, from March 1, 2024 until February 28, 2026. Following its natural expiration, we remained in occupation of Unit 1005 for the month of March 2026 without an executed long-term agreement. On June 11, 2026, we finalized and executed a new lease agreement with the lessor to renew our tenancy of Unit 1005 and expand our operational footprint by leasing the adjacent office space, Unit 1006. The expanded office space is 1,954 square feet. The duration of the new lease is two years, applied retroactively from April 1, 2026, until March 31, 2028. Under this new agreement, the monthly lease payment is HKD 42,988.

The operating lease expense amounted to HKD 302,870, HKD 281,376 and HKD 279,422 (US$35,641), for the years ended March 31, 2024, 2025, and 2026, respectively.

Since the commencement date of our new lease agreement occurred subsequent to March 31, 2026, no right-of-use asset or operating lease liability was recognized as of March 31, 2026. As of March 31, 2026, there is no future minimum lease payment under the lease agreement that expired on February 28, 2026.

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

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background		Ownership	Principal activities

ALE Group Holding Limited (“ALE”)	●	A BVI company	-	Investment holding
	●	Incorporated on January 22, 2020

ALE (BVI) Limited (“BVI Sub”)	●	A BVI company	100% owned by ALE	Investment holding
	●	Incorporated on February 20, 2020

ALE Corporate Services Ltd (“ALECS”)	● ●	A Hong Kong company Incorporated on June 30, 2014	100% owned by BVI Sub	Providing corporate consultancy, taxation and company secretarial services to small and medium-sized businesses

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

Year ended March 31, 2025 compared to year ended March 31, 2026

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Company for the years ended March 31, 2025 and 2026, both in absolute amount and as a percentage of its total revenues.

	For the years ended March 31
	2025		2026
	HKD	% of Revenue	HKD	US$	% of Revenue
Revenues
Corporate consultancy services	$10,470,000	80.4%	$11,890,000	$1,516,582	84.0%
Taxation services	951,000	7.3%	850,000	108,418	6.0%
Company secretarial services	1,601,316	12.3%	1,408,131	179,609	10.0%
Total revenues	13,022,316	100.0%	14,148,131	1,804,609	100.0%

Operating expenses
Direct cost of revenues	2,451,625	18.8%	2,474,397	315,612	17.5%
Selling and marketing expenses	367,914	2.8%	392,777	50,099	2.8%
General and administrative expenses	2,703,751	20.8%	7,146,102	911,492	50.5%
Provision for credit losses	1,140	0.0%	33,835	4,316	0.2%
Total operating expenses	5,524,430	42.4%	10,047,111	1,281,519	71.0%
Income from operations	7,497,886	57.6%	4,101,020	523,090	29.0%
Other income, net	101,792	0.8%	89,983	11,477	0.6%
Income before income taxes	7,599,678	58.4%	4,191,003	534,567	29.6%
Income tax expense	1,351,167	10.4%	1,772,707	226,111	12.5%
Net income	6,248,511	48.0%	2,418,296	308,456	17.1%
Foreign currency translation adjustment	(1,655)	0.9%	2,374	303	0.0%
Comprehensive income	$6,246,856	48.9%	$2,420,670	$308,759	17.1%

Revenues

For the years ended March 31, 2025 and 2026, the Company generated its revenues through three revenue streams by the Company’s wholly-owned subsidiary, ALECS, namely, corporate consultancy services, taxation services and company secretarial services.

The following table presents ALECS’ revenues disaggregated by service lines for the years ended March 31, 2025 and 2026:

	For the years ended March 31
	2025	2026	2026	Change	Change
Revenues	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$8,640,000	1,102,041	$(660,000)	(7.1)%
Financial due diligence	1,170,000	2,015,000	257,015	845,000	72.2%
IPO feasibility analysis	-	1,235,000	157,526	1,235,000	100%
Subtotal corporate consultancy services	10,470,000	11,890,000	1,516,582	1,420,000	13.6%
Taxation services	951,000	850,000	108,418	(101,000)	(10.6)%
Company secretarial services	1,601,316	1,408,131	179,609	(193,185)	(12.1)%
Total revenues	$13,022,316	$14,148,131	$1,804,609	$1,125,815	8.6%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2025 and 2026:

	For the years ended March 31
	2025	2026	2026	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$3,010,561	$4,798,050	$611,996	$1,787,489	59.4%
Services and deliverables transferred over time	10,011,755	9,350,081	1,192,613	(661,674)	(6.6)%
Total revenues	$13,022,316	$14,148,131	$1,804,609	$1,125,815	8.6%

Although the total number of client engagements decreased by 18 from 295 in the year ended March 31, 2025 to 277 in the year ended March 31, 2026, total revenues increased by HKD 1,125,815 from HKD 13,022,316 in the year ended March 31, 2025 to HKD 14,148,131 (US$1,804,609) in the year ended March 31, 2026. The increase was attributable to a higher average revenue per engagement, which rose by approximately 15.7% from approximately HKD 44,143 to approximately HKD 51,076. This was primarily because, during the year ended March 31, 2026, the Company was engaged by two clients for financial due diligence and IPO feasibility analysis projects, which carried higher fees. As a result, total revenues increased by HKD 1,125,815, which was partially offset by a decrease in revenues from taxation and company secretarial services.

Corporate consultancy services include general corporate consultancy services, financial due diligence and IPO feasibility analysis.

The Company’s corporate consultancy services for the years ended March 31, 2025 and 2026 primarily included general corporate consultancy services, financial due diligence and IPO feasibility analysis. Revenues from these services grew by HKD 1,420,000 or 13.6% for the year ended March 31, 2026, compared to the same period in 2025. This growth was primarily driven by a surge in revenue from financial due diligence engagements and the introduction of IPO feasibility analysis services, partially offset by a decline in general corporate consultancy revenues.

Revenues from taxation services for the year ended March 31, 2026 decreased by HKD 101,000 (US$12,883) for the same period in 2025. While the Company obtained a new client for taxation services during the year, the service scope was not as extensive as that of a prior taxation client that did not renew its services, resulting in an overall decrease in revenues for this segment.

Revenues from company secretarial services shrank by 12.1% from HKD 1,601,316 for the year ended March 31, 2025 to HKD 1,408,131 (US$179,609) for the same period in 2026. The number of client engagements of company secretarial services for the year ended March 31, 2026 decreased by 20 from 282 in 2025 to 262 in 2026. In prior year, the Company secured a higher volume of new engagements for Hong Kong incorporations and for facilitating compliance with the new British Virgin Islands’ Business Companies Act, which required BVI entities to file an annual report. The Company charged a higher fee for this initial incorporation and compliance setup engagement in the prior year.

Operating Expenses

The Company’s total operating expenses increased by HKD 4,522,681 from HKD 5,524,430 in the year ended March 31, 2025 to HKD 10,047,111 (US$1,281,519) in the year ended March 31, 2026. This was principally driven by HKD 4,442,351 increase in general and administrative expenses, which included an HKD 4,314,289 write-off of deferred offering costs that no longer provide any benefits to the offering.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits, consulting expenses and director’s remuneration. Employee compensation and related payroll benefits consisted of staff salaries, employers’ contribution to Mandatory Provident Fund (MPF), staff training, group medical insurance, staff allowance and recruitment fees. For the year ended March 31, 2026, direct cost of revenues was HKD 2,474,397 (US$315,612), slightly increased by HKD 22,772 or 0.9% from HKD 2,451,625 in the same period in 2025. Such increment was attributable to an increase in consulting expenses.

Selling and marketing expenses

The following table sets forth a breakdown of its selling and marketing expenses for the periods indicated:

	For the years ended March 31
	2025	2026	2026	Change	Change
	HKD	HKD	US$	HKD	(%)
Selling and marketing expenses
Entertainment	$367,914	$392,777	$50,099	$24,863	6.8%
Total selling and marketing expenses	$367,914	$392,777	$50,099	$24,863	6.8%

Entertainment

Entertainment expenses include meals, entertainment and meetings with current or potential clients incurred by the directors and executives of ALECS in order to further promote and market its business.

Entertainment expenses moderately increased by HKD 24,863, or 6.8%, from HKD 367,914 for the year ended March 31, 2025 to HKD 392,777 (US$50,099) for the same period in 2026. Compared to the same period in 2025, the Company’s executives initiated more face-to-face meetings with the Company’s current and potential clients to boost revenues during the current year. This aligns with an increment in the Company’s revenue in current year.

General and administrative expenses

General and administrative expenses consisted primarily of business travel and accommodation, depreciation, government agency fees, insurance, legal and professional fees, office expenses, office rental, utilities, maintenance and government rates, salaries and employee benefits and others.

The Company’s major general and administrative expenses comprised of the following items during the periods indicated:

	For the years ended March 31
	2025	2026	2026	Change	Change
	HKD	HKD	US$	HKD	(%)
Business travel and accommodation	$4,667	$7,342	$936	$2,675	57.3%
Depreciation	3,103	18,406	2,348	15,303	493.2%
Government agency fees	9,670	8,138	1,039	(1,532)	(15.8)%
Insurance	6,178	5,620	717	(558)	(9.0)%
Legal and professional fees	1,846,925	6,317,369	805,786	4,470,444	242.0%
Office expenses	145,124	144,380	18,416	(744)	(0.5)%
Office rental	281,376	279,422	35,641	(1,954)	(0.7)%
Utilities, maintenance and government rates	80,746	80,167	10,225	(579)	(0.7)%
Salaries and employee benefits	305,803	271,491	34,628	(34,312)	(11.2)%
Others	20,159	13,767	1,756	(6,392)	(31.7)%
Total	$2,703,751	$7,146,102	$911,492	$4,442,351	164.3%

General and administrative expenses incremented by HKD 4,442,351 or 164.3% from HKD 2,703,751 for the year ended March 31, 2025 to HKD 7,146,102 (US$ 911,492) for the same period in 2026. This increase was predominantly driven by a spike in legal and professional fees of HKD 4,470,444, which was partially offset by a reduction in salaries and employee benefits of HKD 34,312. The significant rise in legal and professional fees was primarily due to the Company determining that HKD 4,314,289 of previously deferred offering costs were no longer beneficial for the equity offering. Consequently, this amount was charged off to general and administrative expenses during the year ended March 31, 2026.

Provision for credit losses

The Company establishes a provision for credit losses using the current expected credit loss model (the “CECL model”) under ASC 326. Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable and other receivables, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

During the years ended March 31, 2025 and 2026, the Company recognized an addition to its provision for credit losses in an amount of HKD 1,140 and HKD 33,835 (US$4,316) respectively, on the consolidated statements of income and comprehensive income. The provision for credit losses increased by HKD 32,695 in the year ended March 31, 2026 compared to the same period in 2025.

The provision for credit losses related to accounts receivable recorded on the consolidated statements of income and comprehensive income was HKD 35,123 (US$4,480) for the year ended March 31, 2026 compared to HKD 581 in the same period in 2025. The Company factored the customer settlements received for its account receivable in subsequent periods when it estimated the provision for credit losses as of March 31, 2025 and 2026.

During the year ended March 31, 2026, the Company recorded a recovery for credit losses related to other receivables of HKD 1,288 (US$164) compared to the provision for credit losses of HKD 559 for the same year in 2025, on the consolidated statements of income and comprehensive income. The Company factored the customer settlements received for its other receivables in subsequent periods when it estimated the provision for credit losses as of March 31, 2025 and 2026.

Other income, net

Other income, net primarily comprises of the foreign currency exchange gain or loss and an interest income. For the year ended March 31, 2026, other income, net was HKD 89,983 (US$11,477), compared to HKD 101,792 for the same period in 2025, representing a decrease of HKD 11,809 or 11.6%.

During the year ended March 31, 2026, the Company recorded interest income of HKD 68,947 (US$8,794) and foreign currency exchange gain of HKD 21,036 (US$2,683). During the same period in 2025, the Company recognized interest income of HKD 107,536 and other income, HKD 9,012, which was partially offset by a foreign currency exchange loss of HKD 14,756. Interest income decreased by HKD 38,589 or 35.9% in the year ended March 31, 2026, compared to the prior year. This decrease was primarily because the interest rate for the fixed deposit was lower than the rate during the same period in 2025.

Income tax expense

Income tax expense was HKD 1,772,707 (US$226,111) for the year ended March 31, 2026, compared to HKD 1,351,167 for the year ended March 31, 2025, representing an increase of HKD 421,540 or 31.2%. The increase in income tax expense was primarily driven by a higher revenue and non-deductible deferred offering costs.

The Company believes that a valuation allowance is not necessary for its deferred assets because it expects to generate adequate operating income in future years given the fact that the Company’s history of generating profits and its current year profitability.

Net income

As a result of the above discussed above, the Company recorded a net income of HKD 2,418,296 (US$308,456) for the year ended March 31, 2026, representing a decrease of HKD 3,830,215 or 61.3% from net income of HKD 6,248,511 for the year March 31, 2025. The decrease in net income for the year ended March 31, 2026 was predominantly due to a write-off of deferred offering costs and an increase in income tax expense, as previously discussed.

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

The following table presents ALECS’ revenues disaggregated by service lines for the years ended March 31, 2024 and 2025:

	For the years ended March 31
	2024	2025	2025	Change	Change
Revenues	HKD	HKD	US$	HKD	%
General corporate consultancy services	$9,300,000	$9,300,000	$1,195,388	$-	-%
Financial due diligence	-	1,170,000	150,388	1,170,000	100%
Internal control advisory services	520,080	-	-	(520,080)	(100)%
Subtotal corporate consultancy services	9,820,080	10,470,000	1,345,776	649,920	6.6%
Taxation services	950,000	951,000	122,238	1,000	0.1%
Company secretarial services	1, 210,355	1, 601,316	205,827	390,961	32.3%
Total revenues	$11,980,435	$13,022,316	$1, 673,841	$1,041,881	8.7%

The following table presented ALECS’ revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2024 and 2025:

	For the years ended March 31
	2024	2025	2025	Change	Change
	HKD	HKD	US$	HKD	%
Services and deliverables transferred at a point in time	$2,030,365	$3,010,561	$386,967	$980,196	48.3%
Services and deliverables transferred over time	9,950,070	10,011,755	1,286,874	61,685	0.6%
Total revenues	$11,980,435	$13,022,316	$1,673,841	$1,041,881	8.7%

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

Entertainment

Entertainment expenses include meals, entertainment and meetings with current or potential clients incurred by the directors and executives of ALECS during their business travels in order to further promote and market its business.

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

The Company’s major general and administrative expenses comprised of the following items during the periods indicated:

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

During the years ended March 31, 2024 and 2025, we recognized an addition to our provision for credit losses in an amount of HKD 106,946 and HKD 1,140 (US$147) respectively, on the consolidated statements of income and comprehensive income. The change to the provision for credit losses declined by HKD 105,806 or 98.9% in the year ended March 31, 2025 compared to the same period in 2024.

The amount of provision for credit losses related to accounts receivable recorded on its consolidated statements of income during the year ended March 31, 2025 dropped by HKD 87,997, from HKD 88,578 in the same period of 2024 to HKD 581 (US$75) in current year. We continued to exert our efforts in collection for our account receivable especially those over 180 days in the subsequent period. We factored the customer settlements received for our account receivable in subsequent period when we estimated our provision for credit losses as of March 31, 2024 and 2025.

The amount of provision for credit losses related to other receivables recorded on its consolidated statements of income during the year ended March 31, 2025 fell by HKD 17,809, from HKD 18,368 in the same period of 2024 to HKD 559 (US$72) in current year. We continued to exert our efforts in collection for our other receivables especially those over 180 days in the subsequent period. We factored the customer settlements received for our account receivables in subsequent period when we estimated our provision for credit losses as of March 31, 2024 and 2025.

Other income, net

Other income was primarily comprised of the foreign currency exchange gain or loss, an interest income. Other income for the year ended March 31, 2025 was HKD 101,792 (US$13,083) compared to HKD 351,855 in the same period in 2024 with a decrease by HKD 250,063 or 71.1%.

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

The Company financed its daily operations and business development through cash generated from the operations of ALECS. As of March 31, 2025 and 2026, its cash and cash equivalent balance was HKD 2,827,722 and HKD 6,406,536 (US$817,160), respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the years ended March 31
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Net cash provided by operating activities	$4,922,659	$5,976,806	$13,208,512	$1,684,760
Net cash used in investing activities	$-	$(28,909)	$(68,300)	$(8,712)
Net cash used in financing activities	$(13,675,071)	$(5,825,325)	$(9,563,772)	$(1,219,869)

Cash provided by operating activities:

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

For the year ended March 31, 2025, net cash provided by operating activities, HKD 5,976,806 was driven by the current year’s net income of HKD 6,248,511 as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: provision for credit losses, HKD 1,140, amortization of right-of-use assets of our operating lease, HKD 281,376 and deferred tax expense, HKD 5,319. Cash inflow from the change in operating activities included an increase in income tax payable, HKD 824,046, a decrease in prepaid expenses, HKD 6,850 and a decrease in deposit payments, HKD 4,983. Our overall operating cash inflow was offset by a decrease in advance cash receipts from our customers, HKD 47,507, a decrease in accrued expenses and other payables, HKD 140,342, an increase in other receivables, HKD 15,996, an increase in accounts receivable, HKD 913,301, and payments to our lessor, HKD 281,376.

For the year ended March 31, 2026, net cash provided by operating activities, HKD 13,208,512 (US$ 1,684,760), an increase of HKD 7,231,706 (US$922,411) from HKD 5,976,806 for the year ended March 31, 2025. The increase was mainly driven by the settlement of significant accounts receivable, which resulted in cash inflow from collections of accounts receivable of HKD 5,444,306 (US$694,427) in the year ended March 31, 2026, compared to an increase in accounts receivable of HKD 913,301 in the year ended March 31, 2025. Current year’s net income of HKD 2,418,296 (US$308,456) was adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: depreciation of property and equipment, HKD 18,406 (US$2,348), provision for credit losses, HKD 33,835 (US$ 4,316), amortization of right-of-use assets of our operating lease, HKD 250,504 (US$31,952), deferred offering costs charged to expense, HKD 4,314,289 (US$550,292) and deferred tax expense, HKD 9,782 (US$ 1,248). Cash inflow from the change in operating activities included a decrease in accounts receivable, HKD 5,444,306 (US$694,427), a decrease in other receivables, HKD 358,853 (US$45,772), a decrease in prepaid expenses, HKD 29,875 (US$3,811), an increase in accrued expenses and other payables, HKD 6,226 (US$793), an increase in income tax payable, HKD 519,297 (US$66,237), and an increase in advance cash receipts from our customers, HKD 55,347 (US$7,060). Our overall operating cash inflow was offset by payments to our lessor, HKD 250,504 (US$31,952).

Cash used in investing activities:

For the year ended March 31, 2024, we had no cash flow from investing activities.

For the year ended March 31, 2025, net cash used in investing activities, HKD 28,909, pertained to purchases of six computer equipment.

For the year ended March 31, 2026, net cash used in investing activities, HKD 68,300 (US$8,712), pertained to purchases of a server.

Cash used in financing activities:

For the year ended March 31, 2024, net cash used in financing activities was inclusive of deferred offering cost payments, HKD 5,845,071 (US$746,888) and dividend payments, HKD 7,830,000 (US$1,000,000).

For the year ended March 31, 2025, net cash used in financing activities was inclusive of deferred offering cost payments, HKD 1,114,325 and dividend payments, HKD 4,680,000 (US$600,000).

For the year ended March 31, 2026, net cash used in financing activities included deferred offering cost payments, HKD 367,572 (US$ 46,884) and dividend payments, HKD 9,196,200 (US$ 1,172,985).

The following table sets forth a summary of the Company’s working capital as of March 31, 2025 and 2026:

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Current assets	$12,846,534	$10,558,479	$1,346,745
Current liabilities	3,132,108	3,912,559	499,051
Working capital	$9,714,426	$6,645,920	$847,694

Current assets as of March 31, 2025 were HKD 12,846,534. Out of this balance, the Company had cash and cash equivalents in an amount of HKD 2,827,722, of which approximately HKD 998,831 was denominated in Hong Kong Dollars and approximately HKD 1,828,891 was denominated in US Dollars. The entire cash balance was deposited in financial institutions in the Hong Kong Special Administrative Region. The current asset balance also included the following: accounts receivable, net of HKD 9,529,162, other receivables of HKD 448,796 and prepaid expenses of HKD 40,854.

Current assets as of March 31, 2026 were HKD 10,558,479 (US$ 1,346,745). Included in this balance, the Company had cash and cash equivalents in an amount of HKD 6,406,536 (US$ 817,160), of which approximately HKD 2,643,477 was denominated in Hong Kong Dollar and approximately HKD 3,763,059 was denominated in US Dollar. The entire cash balance was deposited in financial institutions in the Hong Kong Special Administrative Region. The current asset balance also included the following: accounts receivable, net of HKD 4,049,733 (US$516,548), other receivables of HKD 91,231 (US$11,637) and prepaid expenses of HKD 10,979 (US$1,400).

Current liabilities as of March 31, 2025 were HKD 3,132,108. This amount was inclusive of accrued expenses and other payables of HKD 379,465, deferred revenue of HKD 248,797, income tax payable of HKD 2,253,342 and the current portion of operating lease obligation of HKD 250,504.

Current liabilities as of March 31, 2026 were HKD 3,912,559 (US$499,051). This amount consisted of accrued expenses and other payables of HKD 835,776 (US$106,604), deferred revenue of HKD 304,144 (US$38,794) and income tax payable of HKD 2,772,639 (US$353,653).

The Company believes that its current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next twelve months. However, it may need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it determines that its cash requirements exceed its amounts of cash on hand or if it decides to further optimize its capital structure, it may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Contractual Obligations

As of March 31, 2026, the Company had no contractual obligations. Nevertheless, the Company has entered into an operating lease commencing after March 31, 2026, with future payments summarized in the table below:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	HKD	HKD	HKD	HKD	HKD
Contractual Obligations:
Operating lease obligation	$515,856	$515,856	$-	$-	$1,031,712
Total contractual obligations	$515,856	$515,856	$-	$-	$1,031,712

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	USD	USD	USD	USD	USD
Contractual Obligations:
Operating lease obligation	$65,798	$65,798	$-	$-	$131,596
Total contractual obligations	$65,798	$65,798	$-	$-	$131,596

C.	Research and development, patents, and licenses, etc.

Not Applicable.

D.	Trend information

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

Provision for credit losses related to accounts receivables were HKD 806 and HKD nil (US$ nil) as of March 31, 2025 and 2026, respectively.

Provision for credit losses related to other receivables were HKD 1,288 and HKD nil (US$ nil) as of March 31, 2025 and 2026, respectively.

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

Name	Age	Position(s)
Tak Ching (Anthony) Poon	44	Chief Executive Officer and Chairman of the Board
Wai Man (Raymond) Yip	55	Chief Financial Officer and Director

The following is a brief biography of each of our executive officers and directors:

Mr. Tak Ching (Anthony) Poon, age 44, has over 16 years of experience in the field of banking, accounting and corporate finance, joined ALECS and served as CEO since April 2018. He was appointed as our CEO and Chairman of the Board on March 16, 2020 . Mr. Poon obtained his Bachelor’s degree in Business Administration from the Chinese University of Hong Kong in December 2004, majoring in Professional Accountancy and admitted as a member of the Association of Chartered Certified Accountants. From July 2004 to July 2016, he worked in the Hong Kong and Shanghai Banking Corporation Limited under commercial banking department managing corporate relationship team in diverse industry sectors including Textile and Garment, Toys, Electronics and Printing, Property Developer / Non-bank Financial Institution and provide structured financing solution for their funding need. His last position was Senior Vice President in Large Corporates department. In July 2019, Mr. Poon has appointed as an Independent Non-Executive Director of Precious Dragon Technology Holdings Limited (HKEX 1861) being the Chairman for Audit Committee. We believe that Mr. Poon with years of experience in team building, customer relationship handling, business operations, and enterprise management, is qualified to be our Chairman of the Board.

Mr. Wai Man (Raymond) Yip, age 55, has obtained over 19 years of experience in financial management. He was appointed as our CFO on March 16, 2020, and director since January 22, 2020. Mr. Yip joined ALECS and served as the director since January 2016. He was appointed as our CFO on March 16, 2020. Mr. Yip obtained a Bachelor of Commerce from the Memorial University of Newfoundland in May 1994 and an MBA degree from Australia Graduate School of Management. He has been admitted by the Council of The University of New South Wales and the Senate of the University of Sydney with a degree of Master of Business Administration in October 2004. Mr. Yip became a member of the Institute of Chartered Accountants in Australia in January 2001, fellow member of the Hong Kong Institute of Certified Public Accountants in July 2016 and a member of Chartered Professional Accountants of British Columbia, Canada in March 2019. Mr. Yip worked in Ernst & Young from July 1996 to September 2001. Mr. Yip was employed by Fittec Electronics Co., Ltd as a financial controller between February 2002 and December 2004. He worked for Funmobile Limited from February 2005 to September 2011 with last position of chief financial officer. Mr. Yip had been a director of GPRO Technologies Berhad (now known as G Nepture Berhad), shares of which are listed on the ACE Market (GNB (0045)), Malaysia between November 2011 and March 2014 and a director of Industronics Berhad, shares of which are listed on the Main Board of Bursa Malaysia Securities Berhad (Itronic (9393)), Malaysia between January 2013 and February 2014. Mr. Yip is also appointed as independent non-executive Director of China Aluminum Cans Holdings Limited, shares of which are listed on the mainboard of Hong Kong Stock Exchange since May 27, 2016.

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

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended March 31, 2026 earned by or paid to our directors and senior management.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Tak Ching (Anthony) Poon CEO and Director	-	-	-	-	-	-	$76,531	$76,531

Wai Man (Raymond) Yip, CFO and Director	-	-	-	-	-	-	$76,531	$76,531

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

Our amended and restated employment agreement with Tak Ching (Anthony) Poon, our CEO, which will be renewed for one year automatically unless terminated by either party pursuant to the terms therein, provides for an annual remuneration of HKD 600,000 (US$76,531), to be paid in periodic installments commencing on the closing date of the Company’s initial public offering in the U.S.

Our amended and restated employment agreement with Yip Wai Man Raymond, our CFO, which will be renewed for one year automatically unless terminated by either party pursuant to the terms therein, provides for an annual remuneration of HKD 600,000 (US$76,531).

C.	Board Practices

Committees of the Board of Directors

Our Company currently does not have an audit, nominating, or compensation committee, or any other committees performing similar functions. Nor has our Company adopted a written charter for any such committee. Our Board of Directors does not believe that establishing these committees is currently necessary because it believes that their functions can be adequately performed by the full Board of Directors.

D.	Employees

As of the date of this annual report, we employed a total of 4 full-time employees. None of our employees are subject to collective bargaining agreements governing their employment with us. We believe our employee relations are good.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our equity shares as of October [   ], 2026 by each director and our senior management executives. There were 19,200,000 Ordinary Shares issued and outstanding as of October 3, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 1005-06, 10/F, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsim Sha Tsui, Hong Kong.

	Ordinary Shares Beneficially Owned As of October 3, 2026
	Number	Percent
Directors and Executive Officers:
Tak Ching (Anthony) Poon(1)	13,094,400	68.2%
Wai Man (Raymond) Yip(2)	-	-

All directors and executive officers as a group (2 persons)	13,094,400	68.2%
5% shareholders:
APTC Holdings Limited(1)	13,094,400	68.2%

(1)	These shares are held by APTC Holdings Limited, a British Virgin Islands company 100% owned by Mr. Poon.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

B.	Related Party Transactions

As of March 31, 2026, there was no outstanding payable or receivable balance of any related parties.

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

Legal Proceedings

See “Item 4. Information on the Company — B. Business Overview — Legal Proceedings.”

Dividends

On September 22, 2026, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2026 Second Special Dividend”) of HKD 0.37 (US$0.05) per share in an aggregate amount of HKD 7,066,400 (US$901,327). Of this amount, HKD 1,955,000 (US$249,362), HKD 312,800 (US$39,898) and HKD 1,000,000 (US$127,551) were paid on September 22, September 23 and September 24, 2026, respectively. The remaining HKD 3,798,600 (US$484,516) will be paid on or before October 31, 2026.

On February 1, 2026, our board of directors approved and declared a dividend distribution (“2026 Special Dividend”) of HKD 0.48 (US$0.06) per share, in an aggregate amount of HKD9,196,200 (US$1,179,000) to our shareholders. The 2026 Special Dividend was paid in three installments: HKD4,329,000 (US$555,000), HKD1,622,400 (US$208,000) and HKD3,244,800 (US$416,000) on March 20, 2026, March 30, 2026 and March 31, 2026, respectively.

On February 1, 2025, our board of directors approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively.

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

We hereby incorporate by reference into this annual report the description of our Amended and Restated Charter (filed as Exhibit 3.2 hereof) and the description of differences in corporate laws contained in our post-effective amendment to registration statement on Form F-1 (File No. 333-239225), as amended, filed with the SEC on December 30, 2025.

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

On June 28, 2020, the shareholders and the Board of Directors of the Company approved, upon the consummation of the Company’s initial public offering, an increase in the authorized shares of the Company and a share subdivision of the then issued and outstanding shares (post the offering) at a ratio of 960:1. On July 17, 2020, the shareholders and the Board of Directors of the Company further approved to effect both actions prior to the consummation of the initial public offering as well as the Amended and Restated Charter. On July 21, 2020, Company filed the Amended and Restated Charter with the Registrar to increase the authorized shares of the Company from 50,000 ordinary shares, par value $1.00 per share, to 48,000,000 ordinary shares, par value $0.001041667 per share, and effected a share subdivision of all issued and outstanding shares at a ratio of 960:1.

On June 25, 2021, we effectuated a share subdivision of the Ordinary Shares of the Company at a ratio of two-for-one to increase our authorized shares from 48,000,000 Ordinary Shares with a par value of $0.001041667 per share to 96,000,000 Ordinary Shares with a par value of $0.00052083 per share, effective immediately following the filing of the Amended and Restated Charter.

Ordinary Shares

General

All of our issued shares are fully paid and non-assessable. Our shares are issued in registered form only, and each shareholder is entitled, on request, to a certificate evidencing the shares held by such shareholder. There are no limitations imposed by our Amended and Restated Charter on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Charter governing the ownership threshold above which shareholder ownership must be disclosed.

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

Liquidation

As permitted by the BVI Act and our Amended and Restated Charter, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of shareholders or, subject to section 199(2) of the BVI Act, by resolution of directors, if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities. We may also be wound up in circumstances where we are insolvent in accordance with the terms of the Insolvency Act, 2003 of the British Virgin Islands (as amended).

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders naming a date for payment not earlier than 14 days from the date of service of the notice. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Amended and Restated Charter and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, or by any recognized stock exchange on which our securities are listed.

Variations of Rights of Shares

If at any time, the Company is authorized to issue more than one class of shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

General Meetings of Shareholders

Under our Amended and Restated Charter, a copy of the notice of any meeting of shareholders shall be given not less than 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our Board of Directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, any director may convene a meeting of shareholders. A meeting of shareholders held in contravention of the notice requirement is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

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

Changes in Authorized Shares

Subject to the BVI Act and our Amended and Restated Charter, we may from time to time by resolution of shareholders or resolution of directors:

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the BVI, clause (1) is satisfied. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. As of March 31, 2026, our Ordinary Shares were not listed on any U.S. national stock exchange yet. On September 22, 2026, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2026 Second Special Dividend”) of HKD 0.37 (US$0.05) per share in an aggregate amount of HKD 7,066,400 (US$901,327). Of this amount, HKD 1,955,000 (US$249,362), HKD 312,800 (US$39,898) and HKD 1,000,000 (US$127,551) were paid on September 22, September 23 and September 24, 2026, respectively. The remaining HKD 3,798,600 (US$484,516) will be paid on or before October 31, 2026. Historically, on February 1, 2026, our board of directors approved and declared a dividend distribution (“2026 Special Dividend”) of HKD 0.48 (US$0.06) per share, in an aggregate amount of HKD9,196,200 (US$1,179,000) to our shareholders. The 2026 Special Dividend was paid in three installments: HKD4,329,000 (US$555,000), HKD1,622,400 (US$208,000) and HKD3,244,800 (US$416,000) on March 20, 2026, March 30, 2026 and March 31, 2026, respectively. On February 1, 2025, our board of directors approved and declared a dividend distribution (“2025 Special Dividend”) of HKD 0.24 (US$0.03) per share, in an aggregate amount of HKD 4,680,000 (US$600,000) to our shareholders. The 2025 Special Dividend was paid in two installments: HKD 2,000,000 (US$256,410) and HKD 2,680,000 (USD 343,590), respectively, on March 10, 2025 and March 26, 2025, respectively. On December 22, 2023, the Board of Directors declared the 2023 Special Dividend of HKD 0.41 (US$0.05) per share, in an amount of HKD 7,830,800 (US$1,000,000) dividend to our shareholders. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company (PFIC) Consequences

Based on our current operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2026. It is possible for any subsequent year, more than 50% of our assets are assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets are assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the initial public offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations).

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

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the year of assessment of 2017/2018 and 2018/2019. As from year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HKD 2,000,000, and 16.5% on any part of assessable profits over HKD 2,000,000.

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

The Company is required to pay an annual government fee which is determined by reference to the number of shares the Company is authorized to issue.

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

Foreign exchange risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in HKD. Substantially all of our assets are denominated in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the HKD. If the HKD depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. As of March 31, 2026, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of March 31, 2026 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission, and identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods.

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

To remedy our identified material weakness subsequent to March 31, 2026, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) appointing independent directors, establishing an audit committee and strengthening corporate governance; iv) implementing appropriate backup and recovery procedures and limiting authorized people to have access to the backup media; and v) restricting and managing types of access rights and number of users in the applications hosted by service organizations and the application used for financial reporting based on individuals with their corresponding business roles and responsibilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We have not established an audit committee.

ITEM 16B. CODE OF ETHICS

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended March 31, 2026	Year Ended March 31, 2025	Year Ended March 31, 2024
Audit fees(1)	$237,100	$231,750	$159,650
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$237,100	$231,750	$159,650

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our Board of Directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by our Board of Directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We will adopt an insider trading policy, effective immediately prior to the commencement of the trading of our Ordinary Shares, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is attached as Exhibit 11.2 to this annual report.

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

In the year ended March 31, 2026, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

Date: October 28, 2026

ALE GROUP HOLDING LIMITED

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

ALE Group Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ALE Group Holding Limited (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1,2022)

Guangzhou, China

October 28, 2026

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001
Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

ALE GROUP HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026	2026
	HKD	HKD	US$
Assets
Current assets
Cash and cash equivalents	$2,827,722	$6,406,536	$817,160
Accounts receivable, net	9,529,162	4,049,733	516,548
Other receivables, net	448,796	91,231	11,637
Prepaid expenses	40,854	10,979	1,400
Total current assets	12,846,534	10,558,479	1,346,745

Property and equipment, net	33,938	83,832	10,693
Deposits, noncurrent	91,934	91,934	11,726
Right-of-use assets – operating lease	250,504	-	-
Deferred offering costs	13,992,092	10,495,460	1,338,707
Deferred tax assets, net	10,734	952	121
Total non-current assets	14,379,202	10,672,178	1,361,247
Total assets	$27,225,736	$21,230,657	$2,707,992

Liabilities and shareholders’ equity
Current liabilities
Accrued expenses and other payables	$379,465	$835,776	$106,604
Deferred revenue	248,797	304,144	38,794
Income tax payable	2,253,342	2,772,639	353,653
Operating lease obligation, current portion	250,504	-	-
Total current liabilities	3,132,108	3,912,559	499,051

Total liabilities	3,132,108	3,912,559	499,051

Commitment and contingencies (Note 11)
Shareholders’ equity
Ordinary shares, US$0.00052083 par value, authorized 96,000,000 shares as of March 31, 2025 and 2026; 19,200,000 shares issued and outstanding as of March 31, 2025 and 2026, respectively	78,498	78,498	10,000
Shares subscription receivable	(78,498)	(78,498)	(10,000)
Additional paid-in capital	9,000	9,000	1,148
Retained earnings	24,087,002	17,309,098	2,207,793
Accumulated other comprehensive loss	(2,374)	-	-
Total shareholders’ equity	24,093,628	17,318,098	2,208,941
Total equity
Total liabilities and shareholders’ equity	$27,225,736	$21,230,657	$2,707,992

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended March 31
	2024	2025	2026	2026
	HKD	HKD	HKD	US $
Revenues
Corporate consultancy services	$9,820,080	$10,470,000	$11,890,000	$1,516,582
Taxation services	950,000	951,000	850,000	108,418
Company secretarial services	1,210,355	1,601,316	1,408,131	179,609
Total revenues	11,980,435	13,022,316	14,148,131	1,804,609

Operating expenses
Direct cost of revenues	2,691,125	2,451,625	2,474,397	315,612
Selling and marketing expenses	321,857	367,914	392,777	50,099
General and administrative expenses	2,469,604	2,703,751	7,146,102	911,492
Provision for credit losses	106,946	1,140	33,835	4,316
Total operating expenses	5,589,532	5,524,430	10,047,111	1,281,519

Income from operations	6,390,903	7,497,886	4,101,020	523,090

Other income
Other income, net	351,855	101,792	89,983	11,477
Total other income	351,855	101,792	89,983	11,477
Income before income taxes	6,742,758	7,599,678	4,191,003	534,567

Income tax expense
Current	1,414,234	1,345,848	1,762,925	224,863
Deferred	65,745	5,319	9,782	1,248
Total income tax expense	1,479,979	1,351,167	1,772,707	226,111
Net income	$5,262,779	$6,248,511	$2,418,296	$308,456
Foreign currency translation adjustment	(13,634)	(1,655)	2,374	303
Comprehensive income	$5,249,145	$6,246,856	$2,420,670	$308,759
Weighted average number of ordinary shares
Basic and diluted*	19,200,000	19,200,000	19,200,000	19,200,000
Earnings per share
Basic and diluted*	$0.27	$0.33	$0.13	$0.02

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Shares	Additional		Accumulated other
	Ordinary Shares		subscription	paid-in	Retained	comprehensive
	Shares	Par value	receivable	capital	earnings	income	Total
		HKD	HKD	HKD	HKD	HKD	HKD
Balance, March 31, 2023	19,200,000	78,498	(78,498)	9,000	24,770,384	12,562	24,791,946
Net income	-	-	-	-	5,262,779	-	5,262,779
Cumulative- effect of adoption	-	-	-	-	315,328	-	315,328
Dividend payments	-	-	-	-	(7,830,000)	-	(7,830,000)
Foreign currency translation	-	-	-	-	-	(13,634)	(13,634)
Balance, March 31, 2024	19,200,000	78,498	(78,498)	9,000	22,518,491	(1,072)	22,526,419
Net income	-	-	-	-	6,248,511	-	6,248,511
Dividend payments	-	-	-	-	(4,680,000)	-	(4,680,000)
Foreign currency translation	-	-	-	-	-	(1,302)	(1,302)
Balance, March 31, 2025	19,200,000	$78,498	$(78,498)	$9,000	$24,087,002	$(2,374)	$24,093,628
Net income					2,418,296		2,418,296
Dividend payments					(9,196,200)		(9,196,200)
Foreign currency translation	-	-	-	-	-	2,374	2,374
Balance, March 31, 2026 (HKD)	19,200,000	$78,498	$(78,498)	$9,000	$17,309,098	$-	$17,318,098
Balance, March 31, 2026 (US$)	19,200,000	$10,000	$(10,000)	$1,148	$2,207,793	$-	$2,208,941

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Cash flows from operating activities:
Net income	$5,262,779	$6,248,511	$2,418,296	$308,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,380	3,103	18,406	2,348
Amortization of right-of-use assets-operating lease	302,870	281,376	250,504	31,952
Deferred offering costs charged to expense	-	-	4,314,289	550,292
Provision for credit losses	106,946	1,140	33,835	4,316
Deferred tax expense	65,745	5,319	9,782	1,248
Change in operating assets and liabilities
Accounts receivable	(812,366)	(913,301)	5,444,306	694,427
Other receivables	(13,946)	(15,996)	358,853	45,772
Prepaid expenses	5,963	6,850	29,875	3,811
Deposits, noncurrent	150	4,983	-	-
Accrued expenses and other payables	222,322	(140,342)	6,226	793
Income tax payable	56,621	824,046	519,297	66,237
Deferred revenue	26,065	(47,507)	55,347	7,060
Operating lease obligation	(302,870)	(281,376)	(250,504)	(31,952)
Net cash provided by operating activities	4,922,659	5,976,806	13,208,512	1,684,760

Cash flow from investing activities:
Purchase of computer equipment	-	(28,909)	(68,300)	(8,712)
Net cash used in investing activities	-	(28,909)	(68,300)	(8,712)

Cash flow from financing activities:
Deferred offering costs payments	(5,845,071)	(1,145,325)	(367,572)	(46,884)
Dividend payments	(7,830,000)	(4,680,000)	(9,196,200)	(1,172,985)
Net cash used in financing activities	(13,675,071)	(5,825,325)	(9,563,772)	(1,219,869)

Effect of exchange rate change on cash and cash equivalents	(13,634)	(1,302)	2,374	302

Change in cash and cash equivalents	(8,766,046)	121,270	3,578,814	456,481

Cash and cash equivalents, beginning of the year	11,472,498	2,706,452	2,827,722	360,679

Cash and cash equivalents, end of the year	$2,706,452	$2,827,722	$6,406,536	$817,160

Supplemental cash flow information
Cash paid for income tax	$1,409,045	$521,802	$1,243,629	$158,626

Non-cash transaction in investing and financing activities
Right-of-use assets obtained in exchange of lease liabilities	$529,700	$-	$-	$-
Deferred offering costs included in accrued expenses and other payables but not yet paid	$	$	$450,084	$57,409

The accompany notes are an integral part of these consolidated financial statements.

ALE GROUP HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

ALE Group Holding Limited (the “Company” or “ALE”) is a holding company incorporated on January 22, 2020 under the laws of the British Virgin Islands (“BVI”). The Company has no substantial operations other than holding all of the outstanding share capital of ALE (BVI) Limited (“BVI Sub”), which was incorporated under BVI law on February 20, 2020. BVI Sub is also a holding company, holding of all the equity interests of ALE Corporate Services Ltd (“ALECS”), a Hong Kong company incorporated on June 30, 2014. The Company, through ALECS, is engaged in providing corporate consultancy, taxation and company secretarial services to small and medium-sized businesses. The Company’s headquarters is located in Hong Kong. All of the Company’s business activities are carried out by ALECS.

BVI Sub acquired all the equity interests of ALECS from the ALECS equity holders via a share exchange agreement on March 10, 2020. ALE acquired all the equity interests of BVI Sub via a share exchange agreement on March 11, 2020.

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

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission.

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

Segment Information

The Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280) for the year ended March 31, 2025. ASC 280 defines that an operating segment is a component of a public entity with a discrete financial information and operating results available for regular review by the entity’s Chief Operating Decision Maker (“CODM”). The Company’s chief operating decision makers (“CODM”) include its Chief Executive Director and Chief Financial Officer who review financial information presented on a consolidated basis. The Company’s operation and assets are located in Hong Kong and generated its revenues substantially from clients in Hong Kong for the years ended March 31, 2024, 2025 and 2026. Accordingly, the Company determines that it operates as one operating segment and is managed on a consolidated basis with revenue and operating expenses consolidated to measure the company-wide operating results and performance. No geographical segment is presented. When evaluating performance and allocating resources, the CODMs use consolidated income from operations and net income. Based on these financial metrics, the CODMs make key operational decisions and allocate budget between direct cost of revenue, general and administrative expenses and selling and marketing expenses.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from HKD into US$ as of March 31, 2026 are solely for the convenience of the readers and are calculated at the rate of US$1.00=HKD 7.84, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on April 6, 2026. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

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

Corporate consultancy services

Corporate consultancy services include general corporate consultancy services, financial due diligence services, IPO feasibility and internal control advisory services.

The Company delivers general corporate consultancy services monthly throughout the contract terms. The Company concludes that each monthly service (1) is distinct, (2) meets the criteria for recognizing revenue over time, and (3) has the same method for measuring progress. In addition, the services provided each month are substantially the same and result in the transfer of substantially the same service to the client, even though the exact volume of services may vary each month. Therefore, the Company determined that these monthly services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation, to which  the entire transaction price is allocated. There is no variable consideration, significant financing component, or non-cash consideration present in the contract. Accordingly, using the output method, the Company recognizes revenues for these services monthly as it satisfies its performance obligations over the contract terms.

Financial due diligence consists of a series of tasks, such as understanding and assessing the client’s business and organizational structure, the qualifications of its accounting staff, and its industry, operational and accounting processes. The Company also evaluates the client’s financial performance, cash flow and tax compliance. A financial due diligence report is delivered to the client upon the completion of the assessment. The Company recognizes revenue for this service line at a point in time when the financial due diligence report is delivered to the client.

IPO feasibility analysis was introduced during the year ended March 31, 2026. This service line comprises a series of tasks such as introducing the IPO mechanism, recommending appropriate types of IPOs, assessing the profile and IPO knowledge of key management team members, and evaluating the client’s structure, business, operational workflows, and liquidity for IPO feasibility and listing eligibility. The Company delivers an IPO report upon the completion of its evaluation. The Company recognizes revenue for this service line at a point in time when the IPO report is delivered to the client.

The Company’s internal control advisory services are typically provided on an annual or semi-annual basis. The Company has determined that these advisory services represent a single performance obligation, as the series of tasks of this service line are highly interrelated and are not separable or distinct within the context of the contract; the client cannot benefit from any individual task on a stand-alone basis. Accordingly, the entire transaction price is allocated to this single performance obligation. The Company recognizes revenues for internal control advisory services at a point in time when the agreed-upon services are completed and delivered to the client.

Revenues generated from corporate consultancy services are generally based on the fixed fee billing arrangement that requires the client to pay pre-established fees in exchange for a predetermined set of professional services. The client agrees to pay fixed fees periodically over the contract terms as specified in the service agreement.

The Company does not record contract assets for these services, as its right to consideration in exchange for corporate consultancy services transferred to the client is unconditional (i.e., contingent only upon the passage of time). Such unconditional rights to consideration are classified as receivables.

Taxation services

Clients engage the Company for taxation services through either written or verbal agreements. The predetermined fees for taxation services are agreed upon by both the Company and the client. Taxation services represent a single performance obligation, as a series of tasks of this service line are interrelated and are not separable or distinct within the context of the contract. The client cannot benefit from any individual tasks on a stand-alone basis. The transaction price is allocated entirely to this single performance obligation. There is no variable consideration, significant financing components, or non-cash consideration in the contract. The Company recognizes revenues at a point in time when its obligations are performed, which occurs when the tax return filings are rendered to the client. The Company monitors collections of taxation service billings on a monthly basis.

The Company does not record contract assets for these services, as its right to consideration in exchange for taxation services transferred to the client is unconditional (i.e., contingent only upon the passage of time). Such unconditional rights to consideration are classified as receivables.

Company secretarial services

The Company provides company secretarial services to the client pursuant to verbal agreements. Fees for these services are predetermined and mutually agreed upon with the client. Revenues generated from company secretarial services consist of services tendered on an annual basis and other agreed-upon services provided on a non-recurring basis.

For company secretarial services provided on an annual basis, the Company has determined that the services provided each month during the annual service term (1) are distinct, (2) meet the criteria for recognizing revenue over time, and (3) have the same method for measuring progress. The Company concluded that the services provided each month are substantially the same and result in the transfer of substantially the same services to the client. The benefits consumed by the client are substantially the same for each monthly period, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly company secretarial services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation.  The Company recognizes revenue for annual company secretarial services over time.

For other agreed-upon services, non-recurring basis, the tasks are separable and distinct, as the client can benefit from each task on a standalone basis. Revenue for these non-recurring services is recognized at a point in time when the specified performance criteria are met.

The Company’s contracts for company secretarial services do not contain variable consideration, significant financing components, or non-cash considerations. The Company generally requests prepayments from a majority of its clients for company secretarial services.

The Company does not record contract assets for these services, as its right to consideration in exchange for company secretarial services transferred to the client is unconditional (i.e., contingent only upon the passage of time). Such unconditional rights to consideration are classified as receivables.

Reimbursable expenses, including those relating to travel and out-of-pocket expenses, are generally excluded from revenues.

Direct Cost of Revenues

Direct cost of revenues consists of employee compensation, related payroll benefits, consultancy expenses and the Company’s director remuneration which are attributable to the revenue-generating activities.

Cash and cash equivalents

Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains its bank accounts in the Hong Kong SAR.

Cash equivalents

Cash equivalents represent excess cash we predominantly invest in time deposits which are denominated in Hong Kong Dollars with maturity periods from one to two months at a bank in Hong Kong SAR. As of March 31, 2025 and 2026, the ending balances of our time deposits were HKD 1,742,536 and HKD 1,023,279 (US$130,520), respectively.

Deposit protection

Deposit accounts are inclusive of saving deposits, checking account deposits and time deposits with no more than 5-year maturity denominated in Hong Kong Dollars, Renminbi or any other currencies at the banks and financial institutions who are the members of Deposit Protection Scheme (the “Scheme”) will be covered up to a limit of HKD 800,000 (approximately US$102,041), per depositor per scheme member by Hong Kong Deposit Protection Board in an event of bank failure.

As of March 31, 2025 and 2026, cash and cash equivalent balances, HKD 942,808 and HKD 4,652,903 (US$593,482), respectively, held in the financial institutions in Hong Kong are uninsured. The Company has not experienced any losses in bank accounts and believes its credit risk is not significant.

Accounts receivable, net

Accounts receivable represents the service fees earned from clients but have not yet been collected and is recorded at net realizable value. The Company establishes a provision for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of the provision for credit losses based upon the expected collectability of all accounts receivable, which takes into consideration of the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions. Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

Provision for credit losses for accounts receivable was HKD 806 and HKD nil (US$ nil) as of March 31, 2025 and 2026, respectively (See Note 5).

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

Provision for credit losses for other receivables was HKD 1,288 and HKD nil (US$ nil) and as of March 31, 2025 and 2026, respectively (See Note 6).

Deferred offering costs

Costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and printing costs, as well as investor relations related to the equity offering. Deferred offering costs are reviewed at each reporting date to determine whether they continue to qualify for deferral. Costs that otherwise cease to qualify for deferral, are written off to general and administrative expenses when such determination is made. As of March 31, 2026, the Company had not concluded its offering. During the year ended March 31, 2026, the Company identified HKD 4,314,289 (US$550,292) in costs that no longer benefited its offering and recognized this amount in the Consolidated Statement of Income and Comprehensive Income. As of March 31, 2025 and 2026, the accumulated deferred offering costs were HKD 13,992,092 and HKD 10,495,460 (US$1,338,707), respectively.

Deposits, noncurrent

Deposits, noncurrent consist of rental deposit to a lessor for the Company’s office lease agreement entered in 2015 and a deposit made to a utility company. In April 2026, the Company renewed its operating lease agreement with the lessor which will be expired in March 2028. The rental deposit will be refunded to the Company upon the termination or expiration of the lease agreement as well as the delivery of the vacant leased property to the lessor by the Company. The deposit to the utility company was required when the Company applied for electricity supply for its leased office facility. This payment will be refundable when the Company terminates its electricity supply service and the outstanding balance for its electricity bill is fully settled. The service period of electricity supply is concurrent with the lease term of its office facility. Accordingly, the deposits are classified as non-current.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Lesser of Lease Term or Estimated Useful Life
Leasehold improvements	Lesser of lease term or 5 years
Furniture and office equipment	5 years
Computer software	3-4 years
Automobiles	3-4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures on maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss in an amount that the carrying value exceeds the fair value. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2025 and 2026, no impairment of long-lived assets was recognized.

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

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are those who are between 18 and 64 years of age and have been employed for 60 consecutive days or more. An employer is required to make regular mandatory contributions at least 5% of the employee’s monthly income between HKD 7,000 and HKD 30,000 and HKD 1,500 of the employee’s monthly income over HKD 30,000.

Leases

The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The discount rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancelable lease term in calculating the right-of-use assets and lease liabilities.

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

For the years ended March 31, 2024, 2025 and 2026, the Company’s operating lease expense was HKD 302,870, HKD 281,376, and HKD 279,422 (US$35,641), respectively.

The Company evaluates the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted cash flows. For the years ended March 31, 2025 and 2026, the Company did not have any impairment loss against its operating lease ROU assets.

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

No taxable income was generated outside Hong Kong for the years ended March 31, 2024, 2025 and 2026. The Company accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the asset and liability method with respect to temporary differences arising from the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the consolidated statements of income and comprehensive income, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income tax are classified as income tax expense in the period incurred.

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

As of March 31, 2026, the Company had no outstanding lawsuits nor claims.

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

Accounts receivable represents the service fees earned from clients but have not yet been collected. Other receivables consist of out-of-pocket payments to be receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

As of March 31, 2025, six major customers, Client A, Client B, Client C, Client D, Client F and Client G accounted for 17.4%, 13.9%, 13.9%, 10.1%, 28.0% and 10.1%, respectively, of the Company’s total accounts receivable.

As of March 31, 2026, four major customers, Client A, Client B, Client C and Client J accounted for 11.9%, 16.3%, 16.3% and 39.1%, respectively, of the Company’s total accounts receivable.

For the year ended March 31, 2024, five major customers, Client A, Client B, Client C, Client F and Client H accounted for 16.0%, 11.0%, 11.0%, 12.5% and 11.0%, respectively, of the Company’s total revenues.

For the year ended March 31, 2025, five major customers, Client A, Client B, Client C, Client F and Client H accounted for 14.8%, 10.1%, 10.1%, 20.5% and 10.1%, respectively, of the Company’s total revenues.

For the year ended March 31, 2026, three major customers, Client A, Client F and Client J accounted for 13.6%, 10.6%, and 14.0% respectively, of the Company’s total revenues.

Recent accounting pronouncements

Recently Adopted Accounting Standards

In December 2023, the FASB Issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740)”. ASU 2023-09 addresses investor requests for more disclosure about the tax risks in an entity’s global operations. This provides guidance for a disclosure of more detailed tax rate reconciliation and income tax paid in various jurisdictions. For public business entities (PBEs), this ASU will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), this ASU will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company adopted this ASU from April 1, 2025 on a prospective basis. The Company evaluated that the adoption of this guidance does not have a material impact on its consolidated financial statements.

Accounting Pronouncements Issued But Not Yet Adopted

The ASU 2025-01: Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) issued in January 2025 clarified the effective date of ASU 2024-03 published on November 4, 2024. ASU 2024-03 expanded the disclosure of financial statements under ASC220-40 and requires public business entities (“PBE”) to provide a disaggregated disclosure of certain expense captions into specified categories in disclosure within the footnote to the financial statements, while it does not change the expense captions on the face of the income statement. In the footnote to the financial statements, PBEs are required to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. This ASU will be effective for PBEs for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is allowed. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In July 2025, the FASB released Accounting Standards Updated No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”, which amends ASC 326-20 by simplifying the measurement of credit losses on current account receivable and current contract assets arising from transactions accounted for under ASC 606. The guidance provides a practical expedient for all entities and an accounting policy election for all private entities. The practical expedient allows entities to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when developing a reasonable and sustainable forecast for estimating expected credit losses on these assets. Entities other than public business entities that elect the practical expedient are permitted to make an accounting election to consider collection activity following the balance sheet date when measuring the estimated credit losses on those assets. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods on a prospective basis. Early adoption is permitted. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In December 2025, the FASB issued Accounting Standards Update No. 2025-11, “Interim Reporting (Topic 270), Narrow-Scope Improvements”. While this guidance does not change the fundamental nature of interim reporting or amend the current interim disclosure requirements, intends to improve the navigability of the required interim disclosures and clarify when that guidance is applicable and provides additional guidance on what disclosures should be included in interim reporting periods. It also requires entities to disclose events since the end of the last annual reporting period that have a significant impact on the entity. Under ASU 2025-11, all public entities are required to adopt this guidance for interim periods within annual periods beginning after December 15, 2027. This guidance is effective for entities other than public business entities for interim periods within annual periods beginning after December 15, 2028. The guidance can be applied either prospectively or retrospectively to any or all period periods presented in the financial statements. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

Note 3 — Revenues

The following table presents the Company’s revenues disaggregated by service lines for the years ended March 31, 2024, 2025 and 2026:

	For the years ended March 31
	2024	2025	2026	2026
Revenues	HKD	HKD	HKD	US$
General corporate consultancy services	$9,300,000	$9,300,000	$8,640,000	$1,102,041
Financial due diligence	-	1,170,000	2,015,000	257,015
IPO feasibility analysis	-	-	1,235,000	157,526
Internal control advisory services	520,080	-	-	-
Subtotal corporate consultancy services	9,820,080	10,470,000	11,890,000	1,516,582
Taxation services	950,000	951,000	850,000	108,418
Company secretarial services	$1,210,355	1,601,316	1,408,131	179,609
Total revenues	11,980,435	$13,022,316	$14,148,131	$1,804,609

The following table presents the Company’s revenues disaggregated by the timing of revenue recognition for the years ended March 31, 2024, 2025 and 2026:

	For the years ended March 31
	2024	2025	2026	2026
	HKD	HKD	HKD	US$
Services and deliverables transferred at a point in time	$2,030,365	$3,010,561	$4,798,050	$611,996
Services and deliverables transferred over time	9,950,070	10,011,755	9,350,081	1,192,613
Total revenues	$11,980,435	$13,022,316	$14,148,131	$1,804,609

Note 4 — Deferred revenue

Deferred revenue as of March 31, 2025 and 2026 consisted of the following:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Payments received from our clients in advance of performance obligations	$248,797	$304,144	$38,794

	As of March 31,
	2025	2026
	HKD	HKD	US$
Beginning balance	$296,304	$248,797	$31,734
Decrease in deferred revenue included in the beginning balance as a result of recognition of revenue during current year	(292,795)	(248,797)	(31,734)
Increase in deferred revenue as result of cash collected in current year in advance of satisfaction of performance obligations	245,288	304,144	38,794
Ending balance	$248,797	$304,144	$38,794

The Company expects to recognize majority of the deferred revenue in revenue as it provides services to its clients, which is expected to occur over the next 12 through 24 months. The Company elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less. As of March 31, 2025 and 2026, the estimated aggregate amount of the deferred revenue to be recognized in revenue beyond 12 months will be HKD 11 and HKD 428 (US$55), respectively.

Note 5 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Accounts receivable	$9,529,968	$4,049,733	$516,548
Less: Provision for credit losses	(806)	-	-
Accounts receivable, net	$9,529,162	$4,049,733	$516,548

The following table sets forth the movement of provision for credit losses:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Beginning balance	$225	$806	$103
Recovery	-	(806)	(103)
Addition	581	35,929	4,583
Write-off	-	(35,929)	(4,583)
Ending balance	$806	$-	$-

For the years ended March 31, 2024 and 2025, the Company accrued additional provision for credit losses for accounts receivable in an amount of HKD 88,578 and HKD 581, respectively, on its consolidated statements of income and comprehensive income. For the year ended March 31, 2026, the Company recorded gross additions to the provision for credit losses of HKD 35,929 (US$4,583), which was offset by recoveries of HKD 806 (US$103), resulting in a net provision for credit losses of HKD 35,123 (US$4,480) on its consolidated statements of income and comprehensive income.

During the years ended March 31, 2025 and 2026, the Company had written off the uncollectible receivables in an amount of HKD nil and HKD 35,929 (US$ 4,583), respectively.

During the years ended March 31, 2025 and 2026, the Company recovered the uncollectible receivables in an amount of HKD nil and HKD 806 (US$ 103), respectively.

Note 6 — Other receivables, net

Other receivables, net included the following:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Other receivables	450,084	91,231	11,637
Less: Provision for credit losses	(1,288)	-	-
Total Other receivables, net	$448,796	$91,231	$11,637

Other receivables include the out-of-pocket payments paid on behalf of and to be collected from the Company’s service clients.

The following table sets forth the movement of provision for credit losses:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Beginning balance	$729	$1,288	$164
Recovery	-	(1,288)	(164)
Addition	559	-	-
Ending balance	$1,288	$-	$-

For the years ended March 31, 2024, 2025 and 2026, the Company accrued additional provision for the credit losses for other receivables in an amount of HKD 18,368, HKD 559 and HKD nil (US$ nil), respectively, on its consolidated statements of income and comprehensive income.

During the years ended March 31, 2025 and 2026, the Company recovered the uncollectible receivables in an amount of HKD nil and HKD 1,288 (US$ 164), respectively.

The Company did not write off any uncollectible receivables during the years ended March 31, 2025 and 2026.

Note 7 — Property and equipment, net

Property and equipment consisted of the following:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Leasehold improvements	$154,912	$154,912	$19,759
Furniture and office equipment	172,565	240,865	30,723
Computer software	2,480,000	2,480,000	316,327
Subtotal	2,807,477	2,875,777	366,809
Less: accumulated depreciation	(2,773,539)	(2,791,945)	(356,116)
Total	$33,938	$83,832	$10,693

Depreciation expense for the years ended March 31, 2024, 2025 and 2026 amounted to HKD 2,380 , HKD 3,103 and HKD 18,406 (US$2,348), respectively.

Note 8 — Accrued expenses and other payables

Accrued expenses and other payables consisted of the following:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Accrued employee compensation and benefits	$10,580	$10,900	$1,390
Accrued professional fees	153,067	613,693	78,277
Customer advance payable to third party vendors or government agencies	58,818	79,282	10,113
Refundable customer deposits	121,946	88,300	11,263
Others	35,054	43,601	5,561
Total	$379,465	$835,776	$106,604

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

ALECS elected the two-tier profits tax rate for its tax years of 2024, 2025 and 2026. ALECS applies the two-tier profits tax rate for its provision for current income and deferred taxes.

For the tax years of 2024, 2025 and 2026, the Financial Secretary of Hong Kong provided concessionary measures by providing tax reduction (“tax credit”) of profits tax up to HKD 3,000, HKD 1,500 and HKD 3,000 per case, respectively.

Net operating loss will carry forward indefinitely under Hong Kong profits tax regulation. As of March 31, 2025 and 2026, the Company did not generate net operating loss carry forwards available to offset future taxable income.

The following table presents the income (loss) before income taxes by jurisdiction:

	For the years ended March 31
	2024	2025	2026
	HKD	HKD	HKD	US$

BVI	$(398,192)	$(1,116,980)	$(2,447,003)	$(312,118)
Hong Kong	7,140,950	8,716,658	6,638,006	846,685
Total	$6,742,758	$7,599,678	$4,191,003	$534,567

The income tax provision consisted of the following components:

	For the years ended March 31
	2024	2025	2026
	HKD	HKD	HKD	US$
Current income tax expense:
BVI	$-	$-	$-	$-
Hong Kong	1,414,234	1,345,848	1,762,925	224,863
Total current income tax expense	1,414,234	1,345,848	1,762,925	224,863

Deferred income expense:
BVI	-	-	-	-
Hong Kong	65,745	5,319	9,782	1,248
Total deferred income tax expense	65,745	5,319	9,782	1,248
Total income tax expense	$1,479,979	$1,351,167	$1,772,707	$226,111

The reconciliation of taxes at the Hong Kong statutory rate to our provision for income taxes for the years ended March 31, 2024 and 2025 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the years ended March 31
	2024	2025
	HKD	HKD
Income before income tax	$6,742,758	$7,599,678
Hong Kong statutory income tax rate	16.50%	16.50%
Income tax expense computed at Hong Kong statutory income tax rate	1,112,555	1,253,947
Preferential rate	(165,000)	(165,000)
Foreign rate differential	65,702	184,302
Non-taxable items in Hong Kong	(24,415)	(17,590)
Non-deductible items in Hong Kong	201,627	97,008
Prior years’ adjustments	292,510	-
Tax credit	(3,000)	(1,500)
Total income tax expense	$1,479,979	$1,351,167
Effective tax rate	21.9%	17.8%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of significant accounting policies, the reconciliation of taxes at the Hong Kong statutory rate to our provision for income taxes for the year ended March 31, 2026 was as follows:

	For the year ended March 31, 2026
	HKD	US$	Percent
Income tax expense computed at Hong Kong statutory income tax rate	691,515	88,202	16.5%
Domestic tax effects
Hong Kong
Preferential rate	(165,000)	(21,046)	(3.9)
Non-taxable bank interest income	(9,023)	(1,151)	(0.2)
Non-deductible professional fees	711,858	90,799	17.0
Tax credit	(3,000)	(383)	(0.1)
Accrued penalty	141,356	18,030	3.4
Other	1,245	160	0.0
Foreign tax effects
BVI
Statutory income tax rate difference between BVI and Hong Kong	403,756	51,500	9.6
Total income tax expense	$1,772,707	$226,111	42.3%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of significant accounting policies, cash paid for income taxes, during the year ended March 31, 2024, 2025 and 2026 were as follows:

	For the years ended March 31
	2024	2025	2026
	HKD	HKD	HKD	US$

BVI	$-	$-	$-	$-
Hong Kong	1,409,045	521,802	1,243,629	158,626
Total	$1,409,045	$521,802	$1,243,629	$158,626

Deferred tax

Significant components of deferred tax were as follows:

	As of March 31,
	2025	2026
	HKD	HKD	US$
Deferred tax assets:
Provision for credit losses	$346	$-	$-
Depreciation	10,388	952	121
Total deferred tax assets	10,734	952	121

Deferred tax liabilities:
Total deferred tax liabilities	-	-	-
Deferred tax assets, net	$10,734	$952	$121

The Company believes that a valuation allowance is not necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company’s subsidiary in Hong Kong generated profits historically and for the years ended March 31, 2025 and 2026.

The Company’s tax jurisdiction is Hong Kong and the Company files profits tax returns with the Hong Kong Inland Revenue Department (the “HKIRD”). Hong Kong profits tax returns remain subject to examination by the HKIRD for six years after the date of filing. The tax years 2019 through 2024 remain subject to examination by the HKIRD.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2026, the Company did not have any unrecognized uncertain tax positions. For the years ended March 31, 2024, 2025 and 2026, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of March 31, 2026, the Company, following a conservative approach, recognized an income tax liability of approximately HKD 1.6 million (US$0.2 million) in its consolidated financial statements related to the deduction of certain professional fees under Hong Kong profits tax regulations. The Company has classified specific professional fees incurred during the offering preparation as tax-deductible expenses in its Hong Kong income tax returns. Management regularly reviews the Company’s tax positions, continues to monitor any correspondence and assessments from the HKIRD and will update the financial statements in response to any developments, correspondence, or assessments from the HKIRD regarding this matter.

Note 10 — Lease

The Company has entered into a lease arrangement for its office facility.

Following the expiration of the lease arrangement on February 28, 2026, the Company remained in occupation of the office facility on a month-to-month basis for the month of March 2026. The Company has elected the short-term lease exemption for leases with a term of 12 months or less, and accordingly, no right-of-use (ROU) asset or lease obligation was recognized for this holdover period. On June 11, 2026, the Company finalized and executed a new lease agreement with the lessor to renew its tenancy and expand its operational footprint by leasing the adjacent office space. The duration of the new lease is two years, applied retroactively from April 1, 2026, until March 31, 2028. Under this new agreement, the monthly lease payment is HKD 42,988.

The components of lease expense were as follows:

	For the years ended March 31
	2024	2025	2026
	HKD	HKD	HKD	US$
Operating lease cost	$302,870	$281,376	$279,422	$35,641

Total operating lease cost for the year ended March 31, 2026 included the fixed lease cost, HKD 257,928 (US$32,899) and the short-term lease payment, HKD 21,494 (US$ 2,742).

Supplemental balance sheet information related to leases was as follows:

	March 31,
	2025	2026
	HKD	HKD	US$
Operating lease:
Operating lease right-of-use assets	$250,504	$-	$-

Current operating lease obligation	250,504	-	-
Total operating lease obligation	$250,504	$-	$-

Weighted average remaining lease term (in years):
Operating lease	0.92	-

Weighted average discount rate:
Operating lease	5.9%	-%

Supplemental cash flow and other information related to the leases was as follows:

	For the years ended March 31
	2024	2025	2026
	HKD	HKD	HKD	US$
Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from operating lease obligation	$302,870	$281,376	$250,504	$31,952

Right of use assets obtained in exchange for lease obligation:
Operating lease	$529,700	$-	$-	$-

Non-cancellable Operating Lease

Since the commencement date of our new lease agreement occurred subsequent to March 31, 2026, no right-of-use asset or operating lease obligation was recognized as of March 31, 2026. As of March 31, 2026, there were no future minimum lease payments under the lease agreement that expired on February 28, 2026. Future undiscounted minimum lease payments under the new operating lease executed subsequent to the year-end are as follows:

Years ending March 31,	Amount (HKD)	Amount (US$)
2027	$515,856	$65,798
2028	515,856	65,798
Total future lease payments	1,031,712	131,596

Note 11 — Commitments and Contingencies

Commitments

As of March 31, 2026, the Company had no commitments other than the lease obligations as discussed in Note 10.

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

As of March 31, 2026, the Company had no outstanding lawsuits nor claims.

Note 12 — Equity

Dividend

On September 22, 2026, our board of directors (“Board of Directors”) approved and declared a dividend distribution (“2026 Second Special Dividend”) of HKD 0.37 (US$0.05) per share in an aggregate amount of HKD 7,066,400 (US$901,327). Of this amount, HKD 1,955,000 (US$249,362), HKD 312,800 (US$39,898) and HKD 1,000,000 (US$127,551) were paid on September 22, September 23 and September 24, 2026, respectively. The remaining HKD 3,798,600 (US$484,516) will be paid on or before October 31, 2026.

On February 1, 2026, our board of directors approved and declared a dividend distribution (“2026 Special Dividend”) of HKD 0.48 (US$0.06) per share, in an aggregate amount of HKD 9,196,200 (US$1,179,000) to our shareholders. The 2026 Special Dividend was paid in three installments: HKD 4,329,000 (US$555,000), HKD 1,622,400 (US$208,000) and HKD 3,244,800 (USD 416,000), respectively, on March 20, 2026, March 30, 2026 and March 31, 2026, respectively.

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

Note 13 — Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2026; no subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.